As filed with the Securities and Exchange Commission on February 3, 2021
1933 Act Registration No. 333-249922
1940 Act Registration No. 811-08557
CIK No. 0001048607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 269
Lincoln Life Flexible Premium Variable Life Account M
(Exact Name of Registrant)
Lincoln VULone2021
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Exact Name of Depositor)
1300 South Clinton Street
Fort Wayne, Indiana 46802
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, Including Area Code: (260) 455-2000
Craig Beazer, Esq.
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)
Copy To:
Jassmin McIver-Jones
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Approximate Date of Proposed Public Offering: Continuous
Title of Securities being registered:
Indefinite Number of Units of Interest in Variable Life Insurance Contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
Home Office Location:
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, IN 46802
(800) 454-6265
Administrative Office:
Customer Service Center
100 N. Greene Street
Greensboro, NC 27401
(800) 487-1485

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE 2021, a flexible premium variable life insurance contract (the “Policy”), offered by The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “We”, “Us”, “Our”). The Policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the Policy being offered. Remember, you are looking to the financial strength of the Company for fulfillment of the contractual promises and guarantees, including those related to death benefits.
The state in which your Policy is issued will govern whether or not certain features, riders, restrictions, limitations, charges and fees will be allowed in your Policy. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your Policy for these state-specific features. Please contact the Home Office or your registered representative regarding availability.
You, the Owner, may allocate Net Premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M, established on December 2, 1997 (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund offered by the following fund families. These funds are collectively known as the Elite Series. Comprehensive information on the funds may be found in the funds' prospectuses which is furnished with this prospectus.
•	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
•	AllianceBernstein Variable Products Series Fund
•	American Century Variable Portfolios, Inc.
•	American Funds Insurance Series®
•	BlackRock Variable Series Funds, Inc.
•	Delaware VIP® Trust
•	Deutsche DWS Variable Series II
•	Fidelity® Variable Insurance Products
•	Franklin Templeton Variable Insurance Products Trust
•	JPMorgan Insurance Trust
•	Legg Mason Partners Variable Equity Trust
•	Lincoln Variable Insurance Products Trust
•	MFS® Variable Insurance Trust
•	Northern Lights Variable Trust
•	PIMCO Variable Insurance Trust
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), you may not be receiving paper copies of the funds’ shareholder reports from us by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on a website, and we will notify you by mail each time a report is posted and will provide you with a website link to access the report. We will also provide instructions for requesting paper copies.
If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you do not need to take any action. At any time, you may elect to receive shareholder reports and other communications electronically by following the instructions we have provided.
You may elect to receive all future reports in paper free of charge by informing us that you wish to continue receiving paper copies of your shareholder reports by contacting us at the telephone number listed on the first page of this prospectus. Your election to receive reports in paper will apply to all funds available under your Policy.

Additional information on Lincoln Life, the Separate Account and this Policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.
Certain terms used in this prospectus are defined within the sentences where they appear, within relevant provisions of the prospectus, including footnotes or they may be found in the prospectus Glossary, if one is provided, at the back of the prospectus.
To be valid, this prospectus must have the current funds’ prospectuses with it. Keep all prospectuses for future reference.
The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.
This Policy may not be available in all states, and this prospectus only offers the Policy for sale in jurisdictions where such offer and sale are lawful.
Prospectus Dated: XX XX, 2021

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POLICY SUMMARY
Benefits of Your Policy
Death Benefit Protection.  The Policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. It is not meant to be used for speculation, arbitrage, viatical arrangements or other collective investment schemes. The Policy may not be traded on any stock exchange and is not intended to be sold on any secondary market. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the Policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of Premium Payments.
Tax Deferred Accumulation.  Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the Policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the Owner.
Access to Your Policy Values.  Variable life insurance offers access to policy values. You may borrow against your Policy or surrender all or a portion of your Policy. Your Policy can support a variety of personal and business financial planning needs.
Flexibility.  The Policy is a flexible premium variable life insurance contract in which flexible Premium Payments are permitted. You may select policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your Policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium Payments and policy values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as “Underlying Funds”. You should refer to this prospectus and the prospectus for each Underlying Fund for comprehensive information on the Sub-Accounts and the Underlying Funds. You may also allocate Premiums and policy values to the Fixed Account.
No-Lapse Protection.  Your Policy will include two riders which may help you manage some of the risk of Policy Lapse.
The No-Lapse Enhancement Rider is automatically issued with your Policy and may prevent a Policy from lapsing where the Surrender Value under your Policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of Premium Payments, are met. The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider. Please note that it does not provide any additional death benefit amount or any increase in your policy value. Also, it does not provide any type of market performance guarantee. While this rider is effective, there are certain requirements and limitations that are or may be imposed which may restrict the allocations you may wish to make.
The Premium Reserve Rider is automatically issued with your Policy (in an inactive status until Premium is allocated to it) and allows you to pay Premiums in addition to those you plan to pay for the base Policy and to have such amounts accumulate in the same manner as if they had been allocated to your Policy without, as detailed in the rider, being subject to all charges and expenses of your Policy. For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance. Premiums allocated to the Premium Reserve Rider do not increase the Policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk. Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced. However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Debt. Refer to the
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section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.
Risks of Your Policy
Fluctuating Investment Performance.  A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the Underlying Fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and Underlying Fund's objective and risk is found in this prospectus and in each Underlying Fund's prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the Underlying Funds will impact the Policy's Accumulation Value and will impact how long the Policy remains in force, its tax status, and the amount of Premium you need to pay to keep the Policy in force.
Policy Values in the Fixed Account.  Premium Payments and policy values allocated to the Fixed Account are held in the Company's General Account. Note that there are significant limitations on your right to transfer amounts in the Fixed Account and, due to these limitations, if you want to transfer the entire balance of the Fixed Account to one or more Sub-Accounts, it may take several years to do so. Therefore, you should carefully consider whether the Fixed Account meets your investment needs. We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of policy value under the Policy, we also pay our obligations under these products from our assets in the General Account. Moreover, unlike assets held in the Separate Account, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s General Account creditors. In the event of an insolvency of receivership, payments we make from our General Account to satisfy claims under the Policy would generally receive the same priority as our other Owners’ obligations.
The General Account is not segregated or insulated from the claims of the insurance company’s creditors. Investors look to the financial strength of the insurance company’s fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.
For more information, please see “Lincoln Life, The Separate Account and The General Account” or “Transfers” sections of this prospectus.
Costs Subject to Change.  The Tables of Fees contained in this prospectus reflect the guaranteed maximum charges applicable to the Policy. At the time you purchase the Policy, some of those charges are likely to be assessed at rates less than the maximum rates shown but are subject to adjustment as described in the Policy Charges and Fees section. Such charges are referred to as non-guaranteed elements or “NGEs”. A change to one or more of these NGEs can affect your Policy's performance, including coverage duration, premiums required to keep your Policy in force, as well as the Policy's Surrender Value.
Unsuitable for Short-Term Investment.  This Policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your Policy is not designed to serve as a vehicle for frequent trading.
Policy Lapse.  Sufficient Premiums must be paid to keep your Policy in force. There is a risk of lapse if Premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.
In addition to paying sufficient Premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider,
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briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of Policy Lapse.
Decreasing Death Benefit.  Any outstanding Policy Loans and any amount that you have surrendered will reduce your Policy’s death benefit.
Consequences of Surrender.  Surrender Charges are assessed if you surrender your Policy within the first 15 Policy Years. Depending on the amount of Premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional Premium Payments. Full or Partial Surrenders may result in tax consequences.
Tax Consequences.  As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax advisor about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.
Tax Treatment of Life Insurance Contracts.  Your Policy is designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your Policy, and the deferral of taxation of any increase in the value of your Policy. If the Policy does fail to qualify, you will be subject to the denial of those important benefits. In addition, if you pay more Premiums than permitted under the federal tax law your Policy may still be life insurance but will be classified as a Modified Endowment Contract (“MEC”) whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.
Tax Law Compliance.   We believe that the Policy will satisfy the federal tax law definition of life insurance, and we will monitor your Policy for compliance with the tax law requirements. The discussion of the tax treatment of your Policy is based on the current Policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the Policy, as well as any changes in the current tax law requirements, may affect the Policy's qualification as life insurance or may have other tax consequences.
Cyber-Security and Business Interruption Risks. We rely heavily on interconnected computer systems and digital data to conduct our variable products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the Underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the Underlying Funds, impact our ability to calculate your policy value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the funds underlying your Policy to lose policy value. There can be no assurance that we or the Underlying Funds or our service providers will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.
In addition to cyber security risks, we are exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities. Even if our employees
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and the employees of our service providers are able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of contract-related transactions, including orders from contract owners. Catastrophic events may negatively affect the computer and other systems on which we rely, impact our ability to calculate accumulation unit values, or have other possible negative impacts. There can be no assurance that we or our service providers will be able to successfully avoid negative impacts associated with natural and man-made disasters and catastrophes.
COVID-19. The worldwide coronavirus, or COVID-19, outbreak in the first quarter of 2020 has led to an extreme downturn in and volatility of the financial markets, record-low interest rates and wide-ranging changes in consumer behavior. As the economic and regulatory environment continues to react and evolve, we cannot reasonably estimate the length or severity of this event or the impact to our results of operations, financial condition and cash flows. However, in general, a deterioration in general economic and business conditions can have a negative impact on policy values, investment results and claims experience, while declines in or sustained low interest rates can cause a reduction in investment income, the interest margins of our businesses and demand for our products.
Charges and Fees
This section describes the fees and expenses that you will pay when buying, owning and surrendering your Policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.
The fees shown in the tables below are the maximums we can charge.
Table I describes the fees and expenses that you will pay at the time you purchase your Policy, surrender your Policy, or transfer policy values between Sub-Accounts.
Table I: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Sales Charge as a percentage of Premiums paid (Premium Load). Note: Includes 3% charge for state premium and federal tax obligations.	When you pay a Premium.	10% in Policy Years 1-20; 3% in Policy Years 21 and beyond.[1]
Surrender Charge*[2]
A dollar amount per $1,000 of Specified Amount.	For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your Policy. For up to 15 years from the Policy Date or up to 15 years from the effective date of each increase in Specified Amount, a Surrender Charge may be deducted at the time you effect a Reduction in Specified Amount.
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Table I: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Charge		$52.25 per $1,000.
Maximum Charge for a Representative Insured: male, 45, standard non-tobacco, in year one.		$34.29 per $1,000.
Transfer Fee	Applied to any transfer request in excess of 24 made during any Policy Year.	$25
*	These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your registered representative.
[1]	The Maximum Sales Charge Imposed on Premiums is anticipated to cover the Company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0% to 5%. In considering policy-related state taxes component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides. We use an average of 3% to account for state and federal tax obligations.
[2]	During the life of the Policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your Policy's Surrender Value as of the date of your request. If you wish to surrender more than 90% of your Policy's Surrender Value, you must request a Full Surrender of your Policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your Policy.)
Table II describes the fees and expenses that you will pay periodically during the time that you own your Policy, not including the fund operating expenses shown in Table III.
Table II: Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly
A dollar amount per $1,000 of Net Amount at Risk
Maximum Charge[1]		$83.3333 per $1,000.
Minimum Charge		$0.00667 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco, in year one.		$0.21171 per $1,000.
Maximum Mortality and Expense Risk Charge (“M&E”)	At the end of each Valuation Period
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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted
A percentage of the value of the Separate Account, calculated monthly.
Maximum Charge[2]		1.15% (annual rate) in Policy Years 1 – 10; 0.45% (annual rate) in Policy Years 11 and beyond
Maximum Administrative Fee*	Monthly
Flat fee; plus		$15 in all years
For the first 10 Policy Years from Policy Date or increase in Specified Amount, a monthly fee per $1,000 of Initial Specified Amount or increase in Specified Amount:
Maximum Charge		$5.25 per $1,000.
Minimum Charge		$0.04167 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco.		$0.22 per $1,000.
Policy Loan Interest	Annually
A percentage of the amount held in the Loan Account.		6%[3]
Interest on Accelerated Benefit Lien	Annually
A percentage of Accelerated Benefit Up to Surrender Value		6%
A percentage of Accelerated Benefit Exceeding Surrender Value		Variable[4]
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.[5]
Overloan Protection Rider	One-time charge when you elect to use the benefit.
A percentage of the then current Accumulation Value.
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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted
Maximum Charge		3%
Optional Rider Charges		Individualized based on whether optional rider(s) selected.
Basic Accelerated Benefits Riders[6]	When any benefit payment is made	$250 (deducted from amount of benefit paid)
Bonus Rider	Monthly	0.208333%
Change of Insured Rider	N/A	There is no charge for this rider.
Enhanced Surrender Value Rider	Monthly (in Policy Years 2-5 only)
A dollar amount per $1,000 of Initial Specified Amount.		$0.062500
Premium Reserve Rider A percentage of the Premium Payment allocated to this rider	When you allocate a Premium Payment to this rider	10% in Policy Years 1-20; 3% in Policy Years 21 and beyond.[7]
Lincoln LifeEnhance® Accelerated Benefits Rider Cost of Insurance*	Monthly
A dollar amount per $1,000 of Net Amount at Risk or Rider Net Amount at Risk, whichever is applicable at the time.
Maximum Charge[8]		$59.98 per $1,000.
Minimum Charge		$0.40 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco, in year one.		$1.03 per $1,000.
Lincoln LifeAssure® Accelerated Benefits Rider	When any benefit payment is made	$250 (deducted from amount of benefit paid)
Long-Term Care Rider	Monthly
Administrative LTC Rider Fee for the first 10 Policy Years from Policy Date;
Maximum Charge*		$0.035 per $1,000
Minimum Charge		$0.002 per $1,000
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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted
Maximum Charge for a Representative Insured: male, age 45.		$0.008 per $1,000
Plus a dollar amount per $1,000 of Rider Net Amount at Risk
Maximum Charge*		$1.78123 per $1,000
Minimum Charge		$0.00165 per $1,000
Maximum Charge for a Representative Insured: male, age 45, 2% Maximum Monthly LTC Benefit Percentage, in year one.		$0.00211 per $1,000
Waiver of Monthly Deduction Rider[9]	Monthly
Rate factor is percent of all other covered monthly charges.
Maximum Charge		12%
Minimum Charge		2%
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco.		3.50%
*	These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your registered representative.
[1]	Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate. However, under no circumstances would it be higher than the maximum amount shown in the table above.
[2]	Guaranteed at an annual rate of 1.15% in Policy Years 1 – 10 and 0.45% in Policy Years 11 and beyond.
[3]	Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a Policy Loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 5% in Policy Years 1 – 10 and 6% in Policy Years 11 and beyond.
[4]	Under the Basic Accelerated Benefits Riders, payments of benefits are considered as liens, which as described more fully in the section headed “Policy Loans”, are charged interest as shown in the Table above. Variable interest shall be at a rate not to exceed higher of (i) published monthly average of Moody's Corporate Bond Yield Average - Monthly Average Corporates (determined 30 days in advance of beginning of Policy Year) and (ii) the rate used to compute the Accumulation Value of the Fixed Account plus 1%. Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request an Accelerated Benefit, amounts equal to the amount of the Accelerated Benefit you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their
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respective values. Such amount is transferred to the Loan Account, which is part of the Company’s General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 5% in Policy Years 1 – 10 and 6% in Policy Years 11 and beyond.
[5]	There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the Policy has been adjusted to reflect the addition of the rider to the Policy. See No-Lapse Enhancement Rider section for further discussion.
[6]	There are two versions of this rider; see Riders section for detailed discussion of the terms of each rider, and note that the payment of a benefit under either version of the rider is considered a loan against the Policy.
[7]	Allocations of Premium Payments to the rider are at your discretion. Allocations of Premium Payments to the rider are subject to the charge shown in Table II and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I. This charge is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the Mortality and Expense Risk Charge (which does not exceed 1.15% for Policy Years 1 – 10 and 0.45% in Policy Years 11 and beyond).
[8]	Individuals with higher mortality risk than standard issue individuals can be charged from 125% to 200% of the standard rate. However, under no circumstances would it be higher than the maximum amount shown in the table above.
[9]	These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your registered representative.
Table III shows the annual fund fees and expenses for the year ended December 31, 2019. The fees that are deducted daily from the Underlying Funds in which your Sub-Account invests. The table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay during the time you own your Policy. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.
These fees and expenses may change at any time.
Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)
Total Annual Operating Expense	Maximum	Minimum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	2.07% [1]	0.24%
[1]	The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Underlying Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0% to 56%. These waivers and reductions generally extend through April 30, 2021 but may be terminated at any time by the Underlying Fund. Refer to the Underlying Fund’s prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the Underlying Funds which operate as Fund of Funds. Refer to such Underlying Fund’s prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by it, if any. In addition, certain Underlying Funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“Redemption Fees”) not reflected in the table above. As of the date of this prospectus, none have done so. Redemption Fees are discussed in the Market Timing section of this prospectus and further information about Redemption Fees is contained in the prospectus for such Underlying Fund, copies of which accompany this prospectus or may be obtained by calling 1-800-487-1485.
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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln Life. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under “How to Obtain More Information.” Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to owners of our policies. Ratings can and do change from time to time. Additional information about ratings is included in the Statement of Additional Information.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
General Account. The General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees. The General Account represents all of the general assets of the Company. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.
Fixed Account. The Fixed Account assets are general assets of the Company, and are held in the Company’s General Account. Amounts allocated to the Fixed Account are not subject to market fluctuation.
Separate Account. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the Policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “SEC” or the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.” We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected policy and claim payments.
State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.
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How to Obtain More Information.   We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.LincolnFinancial.com.
Fund Participation Agreements
In order to make the Underlying Funds available, Lincoln Life has entered into agreements with the Underlying Fund company and their advisors or distributors. In some of these agreements, we must perform certain services for the Underlying Fund advisors or distributors. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders; providing Owners with statements showing their positions within the funds; processing dividend payments; providing sub-accounting services for shares held by Owners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Owners. For these administrative functions, we may be compensated at annual rates of between 0% and 0.30% based upon the assets of an Underlying Fund attributable to the Policies. Additionally, an Underlying Fund’s advisor and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. We may also receive compensation for marketing and distribution which may come from 12b-1 fees, or be paid by the advisors or distributors. The Underlying Funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, Lincoln Variable Insurance Products Trust, Northern Lights Variable Trust, and PIMCO Variable Insurance Trust.
Payments made out of the assets of an Underlying Fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Underlying Fund’s average net assets, which can fluctuate over time. If, however, the value of the Underlying Fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the Underlying Fund goes down, payments to us (or our affiliates) would decrease.
Distribution of the Policies and Compensation
The Policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company, subject to the terms of selling agreements entered into by such firms, the Company and the Company’s Principal Underwriter, Lincoln Financial Distributors, Inc. (“LFD”). The Company’s affiliates, Lincoln Financial Advisors Corporation and Lincoln Financial Services Corporation (collectively, “LFN”), have such agreements in effect with LFD and the Company. In addition to compensation for distributing the Policy as described below, the Company provides financial and personnel support to LFD and LFN for operating and other expenses, including amounts used for recruitment and training of personnel, production of literature and similar services.
The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is 140% of the first year Premium and generally 5% of all other Premiums paid. The actual amount of such compensation or the timing and manner of its receipt may be affected by a number of factors including: (a) choices the Owner has made at the time of application for the Policy, including the choice of riders, and the Premium amounts and timing; (b) the volume of business produced by the firm and its representatives; or (c) the profitability of the business the firm has placed
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with the Company. Also, in lieu of premium-based commission, equivalent amounts may be paid over time based on Accumulation Value.
In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non-cash compensation.” “Non-cash compensation”, as defined under FINRA’s rules, includes but is not limited to, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses.
Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the Policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the Policies.
These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the Policy to you or for any alternative proposal that may have been presented to you. You may wish to take such payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a Policy.
Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, LFD may compensate certain “wholesalers”, who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the Policies. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the Policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your Policy.
We do not anticipate that the Surrender Charge, together with the portion of the Premium Load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your Policy. Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.
Sub-Accounts and Funds
The variable investment options in the Policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). Each Sub-Account invests in shares in a single Underlying Fund. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate Underlying Fund. You do not invest directly in these Underlying Funds. The investment performance of each Sub-Account will reflect the investment performance of the Underlying Fund.
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We create Sub-Accounts and select the Underlying Funds, the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts, based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund (or an affiliate, investment advisor or distributor of the fund) being evaluated is an affiliate of ours and whether we are compensated for provided administrative, marketing, and/or support services that would otherwise be provided by the fund, its investment advisor or its distributor. Some funds pay us significantly more than others and the amount we receive may be substantial. We often receive more revenue from an affiliated fund than one that is not affiliated with us. These factors give us an incentive to select a fund that yields more revenue, and this is often an affiliated fund.
We review each Underlying Fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional Premium Payments to a Sub-Account if we determine the Underlying Fund no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant Owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the Underlying Fund, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.
A given Underlying Fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.
Certain Underlying Funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as “funds of funds”, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to Owners and/or suggest that Owners consider whether allocating some or all of their policy value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your Policy.
Certain of the Underlying Funds, including funds managed by an advisor affiliated with us, employ risk management strategies that are intended to control the Underlying Funds’ overall volatility, and for some Underlying Funds, to also reduce the downside exposure of the Underlying Funds during significant market downturns. These funds usually, but not always, have “Managed Risk” or “Managed Volatility” in the name of the fund. These risk management strategies could limit the upside participation of the Underlying Fund in rising equity markets relative to other funds. Also, several of the Underlying Funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”) as detailed in the individual Underlying Fund prospectus. For more information about the Underlying Funds and the investment strategies they employ, please refer to the Underlying Funds’ current prospectuses.
Shares of the Underlying Fund are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this prospectus. Because shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Underlying Funds simultaneously, since the interests of such Owners or contractholders may differ. Although neither the Company nor the Underlying Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Owners, each Underlying Fund’s Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, the Separate
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Account might withdraw its investment in an Underlying Fund. This might force that Underlying Fund to sell the securities it holds at disadvantageous prices. Owners will not bear the attendant expense.
There is no assurance that the investment objective of any of the Underlying Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each Underlying Fund’s prospectus carefully before making investment choices. In particular, also please note, there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Policy fees and expenses, the yields of any Sub-Account investing in a money market fund may become extremely low and possibly negative.
Additional Sub-Accounts and Underlying Funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.
If an Underlying Fund imposes restrictions with respect to the acceptance of premium allocations or transfers, we reserve the right to reject an allocation or transfer request at any time that the Underlying Fund has notified us that such would not be accepted. We will notify you if your allocation or transfer request is or becomes subject to such restrictions.
The Underlying Funds and their investment advisors and objectives are listed below. Comprehensive information on each Underlying Fund, its objectives and past performance may be found in that Underlying Fund’s prospectus or summary prospectus. Prospectuses for each of the Underlying Funds listed below accompany this prospectus and are available by calling 1-800-487-1485 or by referring to the contact information provided by the Underlying Fund’s on the cover page of its summary prospectus.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by Invesco Advisers, Inc.
•	Invesco V.I. International Growth Fund (Series I Shares): Long-term growth of capital.
AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein, L.P.
•	AB VPS Global Thematic Growth Portfolio (Class A): Long-term growth of capital.
•	AB VPS Small/Mid Cap Value Portfolio (Class A): Long-term growth of capital.
American Century Variable Portfolios, Inc., advised by American Century Investment Management, Inc.
•	American Century VP Balanced Fund (Class I): Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.
American Funds Insurance Series®, advised by Capital Research and Management Company.
•	American Funds Global Growth Fund (Class 2): Long-term growth of capital.
•	American Funds Global Small Capitalization Fund (Class 2): Long-term capital growth.
•	American Funds Growth Fund (Class 2): Growth of capital.
•	American Funds Growth-Income Fund (Class 2): Long-term growth of capital and income.
•	American Funds International Fund (Class 2): Long-term growth of capital.
BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC
•	BlackRock Global Allocation V.I. Fund (Class I): High total investment return.
Delaware VIP® Trust, advised by Delaware Management Company.*
•	Delaware VIP® Diversified Income Series (Standard Class): Maximum long-term total return consistent with reasonable risk.
•	Delaware VIP® Emerging Markets Series (Standard Class): Long-term capital appreciation.
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•	Delaware VIP® Limited-Term Diversified Income Series (Standard Class): Maximum total return, consistent with reasonable risk.
•	Delaware VIP® REIT Series (Standard Class): Maximum long-term total return, with capital appreciation as a secondary objective.
•	Delaware VIP® Small Cap Value Series (Standard Class): Capital appreciation.
•	Delaware VIP® Smid Cap Core Series (Standard Class): Long-term capital appreciation.
•	Delaware VIP® U. S. Growth Series (Standard Class): Long-term capital appreciation.
•	Delaware VIP® Value Series (Standard Class): Long-term capital appreciation.
Deutsche DWS Variable Series II, advised by DWS Investment Management Americas, Inc.
•	DWS Alternative Asset Allocation VIP Portfolio (Class A): Capital appreciation; a fund of funds.
Fidelity® Variable Insurance Products, advised by Fidelity Management & Research Company
•	Fidelity® VIP Contrafund® Portfolio (Service Class): Long-term capital appreciation.
•	Fidelity® VIP Growth Portfolio (Service Class): To achieve capital appreciation.
•	Fidelity® VIP Mid Cap Portfolio (Service Class): Long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income VIP Fund and by Franklin Mutual Advisers, LLC for the Franklin Mutual Shares VIP Fund.
•	Franklin Income VIP Fund (Class 1): To maximize income while maintaining prospects for capital appreciation.
•	Franklin Mutual Shares VIP Fund (Class 1): Capital appreciation; income is a secondary consideration.
•	Templeton Global Bond VIP Fund (Class 1): High current income consistent with preservation of capital; capital appreciation is a secondary objective.
JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.
•	JPMorgan Insurance Trust Global Allocation Portfolio (Class 1): Maximize long-term total return.
Legg Mason Partners Variable Equity Trust, advised by LeggMason Partners Fund Advisor, LLC.
•	ClearBridge Variable Mid Cap Portfolio (Class I): Long-term growth of capital.
Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.
•	LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
•	LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund (Standard Class): A balance between current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP BlackRock Global Real Estate Fund (Standard Class): Total return through a combination of current income and long-term capital appreciation.
•	LVIP BlackRock Inflation Protected Bond Fund (Standard Class): To maximize real return, consistent with preservation of real capital and prudent investment management.
•	LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund (Standard Class): A balance between current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP Delaware Bond Fund (Standard Class)*: Maximum current income (yield) consistent with a prudent investment strategy.
•	LVIP Delaware Diversified Floating Rate Fund (Standard Class)*: Total return.
•	LVIP Delaware Mid Cap Value Fund (Standard Class)*: To maximize long-term capital appreciation.
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•	LVIP Delaware Social Awareness Fund (Standard Class)*: To maximize long-term capital appreciation.
•	LVIP Dimensional International Core Equity Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 1 Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 2 Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional/Vanguard Total Bond Fund (Standard Class): Total return consistent with the preservation of capital; a fund of funds.
•	LVIP Global Conservative Allocation Managed Risk Fund (Standard Class): A high level of current income with some consideration given to growth of capital; a fund of funds.
•	LVIP Global Growth Allocation Managed Risk Fund (Standard Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP Global Income Fund (Standard Class): Current income consistent with the preservation of capital.
•	LVIP Global Moderate Allocation Managed Risk Fund (Standard Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•	LVIP Government Money Market Fund (Standard Class): Current income while (i) maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).
Note: The No-Lapse Enhancement Rider limits the use of this fund. See the Allocation Requirements of the No-Lapse Enhancement Rider in the “Riders” section of this prospectus.
•	LVIP JPMorgan High Yield Fund (Standard Class): A high level of current income; capital appreciation is the secondary objective.
•	LVIP MFS International Growth Fund (Standard Class): Long-term capital appreciation.
•	LVIP MFS Value Fund (Standard Class): Capital appreciation.
•	LVIP Mondrian International Value Fund (Standard Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
•	LVIP SSGA Bond Index Fund (Standard Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate Index.
•	LVIP SSGA Conservative Index Allocation Fund (Standard Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.
•	LVIP SSGA Conservative Structured Allocation Fund: (Standard Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.
•	LVIP SSGA Developed International 150 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSGA Emerging Markets 100 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSGA International Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
•	LVIP SSGA Large Cap 100 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSGA Moderate Index Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP SSGA Moderate Structured Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•	LVIP SSGA Moderately Aggressive Index Allocation Fund (Standard Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
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•	LVIP SSGA Moderately Aggressive Structured Allocation Fund (Standard Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP SSGA S&P 500 Index Fund (Standard Class)(1): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
•	LVIP SSGA Small-Cap Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.
•	LVIP SSGA Small-Mid Cap 200 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term capital growth.
•	LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): To maximize capital appreciation.
•	LVIP U.S. Growth Allocation Managed Risk Fund (Standard Class): High level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•	LVIP Vanguard Domestic Equity ETF Fund (Standard Class): Long-term capital appreciation; a fund of funds.
•	LVIP Vanguard International Equity ETF Fund (Standard Class): Long-term capital appreciation; a fund of funds.
•	LVIP Wellington Capital Growth Fund (Standard Class): Capital growth.
•	LVIP Wellington Mid-Cap Value Fund (Standard Class): Long-term capital appreciation.
MFS® Variable Insurance Trust, advised by Massachusetts Financial Services Company
•	MFS® VIT Growth Series (Initial Class): Capital appreciation.
•	MFS® VIT Total Return Series (Initial Class): Total return.
•	MFS® VIT Utilities Series (Initial Class): Total return.
Northern Lights Variable Trust, advised by ValMark Advisers, Inc.
•	TOPS® Balanced ETF Portfolio – (Class 2 Shares): Income and capital appreciation; a fund of funds.
•	TOPS® Moderate Growth ETF Portfolio – (Class 2 Shares): Capital appreciation; a fund of funds.
PIMCO Variable Insurance Trust, advised by PIMCO
•	PIMCO VIT CommodityRealReturn® Strategy Portfolio (Administrative Class): Maximum real return, consistent with prudent investment management.
*	Investments in Delaware VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Macquarie Investment Management Advisers, a series of Macquarie Investments Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the series or funds or accounts, the repayment of capital from the series or funds or account, or any particular rate of return.
(1)	The Index to which this fund is managed is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by one or more of the portfolio’s service providers (licensee). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the licensees. S&P®, S&P GSCI® and the Index are trademarks of S&P and have been licensed for use by SPDJI and its affiliates and sublicensed for certain purposes by the licensee. The Index is not owned, endorsed, or approved by or associated with any additional third party. The licensee’s products are not sponsored, endorsed, sold
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or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of these parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have any liability for any errors, omissions, or interruptions of the Index.
Sub-Account Availability and Substitution of Funds
We may add, change or eliminate any Underlying Funds that the Separate Account or the Sub-Accounts invest in, subject to state or federal laws and regulations. An Underlying Fund may also discontinue offering their shares to the Sub-Accounts.
We may choose to add or remove Sub-Accounts as investment options under the Policies. If we change any Sub-Accounts or substitute any Underlying Funds, we will make appropriate endorsements to the Policies.
Placing or transferring money into the money market Sub-Account may have impacts on other features of your Policy. Prior to moving money into the money market Sub-Account or allowing it to default into the money market Sub-Account as a result of a fund liquidation, refer to your Policy for specific impacts that may apply, if any. We will notify you of any change that is made.
If we obtain appropriate approvals from Owners and securities regulators, we may:
•	Change the investment objective of the Separate Account;
•	Operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;
•	Deregister the Separate Account; or
•	Combine the Separate Account with another Separate Account.
If required by law, we will obtain any required approvals from Owners, the SEC, and state insurance regulators before substituting any Underlying Funds. Substitute Underlying Funds may have higher charges than the Underlying Funds being replaced.
We may close Sub-Accounts to Owners that purchase a new Policy after a specified date, and these Owners may not allocate Net Premium Payments or policy value to the closed Sub-Account. Owners that purchased a Policy prior to the specified date may continue to allocate Net Premium Payments and policy value to the Sub-Account.
From time to time, certain of the Underlying Funds may merge with other funds. If a merger of an Underlying Fund occurs, the policy value allocated to the existing fund will be transferred into the surviving fund. Any future Net Premium Payments allocated to the existing fund will automatically be allocated to the surviving fund unless otherwise instructed by you.
In addition, a Sub-Account may become unavailable due to the liquidation of its Underlying Fund portfolio. To the extent permitted by applicable law, upon notice to you and unless you otherwise instruct us, we will transfer any policy value in the liquidated Underlying Fund to the money market Sub-Account or a Sub-Account investing in another Underlying Fund designated by us. Any future Net Premium Payments allocated to the liquidated fund will automatically be allocated to the money market Sub-Account or a Sub-Account investing in another Underlying Fund designated by us unless otherwise instructed by you.
Voting Rights
The Underlying Funds do not hold regularly scheduled shareholder meetings. When an Underlying Fund holds a special meeting for the purpose of approving changes in the ownership or operation of the Underlying Fund, the Company is entitled to vote the shares held by our Sub-Account in that Underlying Fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares. If the 1940 Act or any other regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.
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We will notify you when your instructions are needed and will provide information from the Underlying Fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding Underlying Fund, as of a date chosen by the Underlying Fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your Policy. If we do not receive instructions from you, we will vote the shares attributable to your Policy in the same proportion as we vote other shares based on instructions received from other Owners. Since Underlying Funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the Underlying Funds, and those votes may affect the outcome.
Each Underlying Fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the Underlying Fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Owner provide their voting instructions to the Company. For funds un-affiliated with Lincoln, even though Owners may choose not to provide voting instructions, the shares of an Underlying Fund to which such Owners would have been entitled to provide voting instructions will be voted by the Company in the same proportion as the voting instructions which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Owners would have been entitled to provide voting instructions will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Owners eligible to vote, be voted on by the Company in the same proportion as the voting instructions which we actually receive. As a result, the instructions of a small number of Owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the Underlying Fund which it owns at a meeting of the shareholders of an Underlying Fund, all shares voted by the Company will be counted when the Underlying Fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.
POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your Policy, assuming risks associated with your Policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges. Pursuant to the terms of the Policy, certain of the charges described in the provisions below, while subject to guaranteed maximums, may or may not be changed from what we are charging at the time you purchase the Policy. The charges that are open to the possibility of change are referred to as “Non-Guaranteed Elements” or “NGEs” in the Policy. They include Cost of Insurance Rates, M&E Charges, the Premium Load and Monthly Administrative Fee. Some things to know about these NGEs:
a.	We will not make any changes to them in order to distribute past gains or recoup past losses;
b.	We are not obligated to make any adjustments to them, but may choose to do so in our sole discretion;
c:	Any change we make will be in consideration of future anticipated or emerging experience factors which may include, but are not limited to: mortality, interest rates, investment earnings, persistency, expenses (including reinsurance costs and taxes), policy funding, net amount at risk, loan utilization, capital requirements, and reserve requirements.
In doing our analysis of whether an adjustment should be made, we first determine which group or groups of policies should be considered together (called a “Redetermination Class”) in making our assessments. These Redetermination Classes may be different from those used when the Policy charges were first determined and different Redetermination Classes may be used when adjusting each NGE or when making adjustments at different points in time. Redetermination Classes will consist of policies with similar characteristics, which may include one or more of the following but are not limited to: Specified Amount, Policy Date, Policy Duration, premiums paid,
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source of Premium, Policy ownership structure, underwriting type, sales distribution method, the Insureds’ Ages, Sexes, and Premium Classes, requested increases in Specified Amount, issue state, policy form, and the presence and attributes of Policy features and benefits and optional Riders. It is important to note that any change will apply consistently to all individuals of the same Redetermination Class.
In addition to policy charges, the investment advisor for each of the Underlying Funds deducts a daily charge as a percent of the value in each Underlying Fund as an asset management charge. The charge reflects asset management fees of the investment advisor. Other expenses are incurred by the Underlying Funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from Underlying Fund assets as described in the fund prospectus. Values in the Sub-Accounts are reduced by these charges. Future Underlying Fund expenses may vary. Detailed information about charges and expenses incurred by an Underlying Fund is contained in each Underlying Fund’s prospectus.
The Monthly Deductions, including the Cost of Insurance Charges, will be deducted proportionately from the value of each Sub-Account and the Fixed Account subject to the charge.
The Monthly Deductions are made on the “Monthly Anniversary Day” (the Policy Date and the same day of each month thereafter). If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.
If the Surrender Value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover three Policy Months (this would include the cost of Monthly Deductions due and unpaid during the Grace Period plus an amount sufficient to restore the Surrender Value to cover the cost of the Monthly Deduction due on the Monthly Anniversary Day immediately following the end of the Grace Period). If payment is not received before the end of the Grace Period, the Policy may lapse. (Please see the “Lapse and Reinstatement” section of this prospectus.)
Premium Load; Net Premium Payment
We make a deduction from each Premium Payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. The guaranteed maximum we will deduct is 10% from each Premium Payment in Policy Years 1 – 20, and 3% in Policy Years 21 and beyond. The Premium Payment, net of the Premium Load, is called the “Net Premium Payment.”
Surrender Charges
A Surrender Charge may apply if the Policy is totally surrendered or has a decrease in the Specified Amount of death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
The Surrender Charge varies by age of the Insured, the number of years since the date of policy issue or the date of an increase in Specified Amount, and the Specified Amount. The Surrender Charge will never exceed $52.25 per $1,000 of Specified Amount. A personalized schedule of Surrender Charges is included with each Policy. You may obtain more information about the Surrender Charges that would apply to your Policy by requesting a personalized illustration from your registered representative.
The duration of the Surrender Charge is 15 years for Full Surrenders and for decreases in Specified Amount. A new schedule of Surrender Charges will apply with respect to any increase in Specified Amount.
Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years following policy issue, or within 15 years following any increase in Specified Amount.
Upon either a Full Surrender of the Policy or a decrease in Specified Amount, the charge will be subject to the following conditions:
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A. For decreases in Specified Amount during the Surrender Charge period, excluding Full Surrender of the Policy, no Surrender Charge will be applied where the decrease is caused by a Partial Surrender.
B. For all other decreases, the charge will be calculated as 1) divided by 2) and then multiplied by 3), where:
1)	is the amount of this decrease;
2)	is the Initial Specified Amount; and
3)	is the then applicable Surrender Charge from the schedule in the Policy.
We may refuse or limit requests for decreases in Specified Amount, to the extent there is insufficient value to cover the necessary Surrender Charges.
If you increase the Specified Amount, a new Surrender Charge will be applicable to each increase. This charge is in addition to any Surrender Charge on the existing Specified Amount. Upon an increase in Specified Amount, we will send you a confirmation of the increase.
Upon Full Surrender of your Policy following a decrease in Specified Amount, the Surrender Charge will be calculated as the entire amount shown in the Policy Specifications, multiplied by one minus the percentage of the Initial Specified Amount for which a Surrender Charge was previously assessed. The charge assessed upon a Full Surrender will not exceed the Policy's value.
In addition, if your Policy includes the Enhanced Surrender Value Rider, you may surrender your Policy for an enhanced Surrender Value provided under the rider, without being subject to the Policy Surrender Charges.
Any surrender may have tax implications. Consult your tax or other registered representative before initiating a surrender.
Partial Surrender Fee
We may assess a Surrender Charge or Administrative Fee on a Partial Surrender. Please see your Policy Specifications.
Transfer Fee
For each transfer request in excess of 24 made during any Policy Year, we reserve the right to charge you an Administrative Fee of $25.
In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that Policy Year. This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account. You will be provided with a supplement to your prospectus in the event that such a change is made.
Mortality and Expense Risk Charge
We may assess a daily Mortality and Expense Risk Charge (“M&E”) as a percentage of the Policy’s Separate Account Value. The mortality risk assumed is that the Insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the Policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 1.15% in Policy Years 1 – 10 and 0.45% in Policy Years 11 and beyond.
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Cost of Insurance Charge
A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value.
The Cost of Insurance Charge for your Policy depends on the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit, without regard to any benefits payable at the Insured’s death under any riders, minus the greater of zero or the Policy’s Accumulation Value. Because the Accumulation Value will vary with investment performance, Premium Payment patterns and charges, the Net Amount at Risk will vary accordingly.
The monthly Cost of Insurance Charge is equal to A) multiplied by the result of B) minus C), where:
A) is the current cost of insurance rate as determined by the Company;
B) is the death benefit at the beginning of the Policy Month, divided by the Net Amount at Risk Discount Factor (1 plus 0.00082954), divided by 1,000; and
C) is the Accumulation Value at the beginning of the Policy Month after the deduction of the monthly Administrative Fee (as described below) and the Mortality and Expense Risk (“M&E”) Charge but prior to the deduction for the monthly Cost of Insurance, divided by 1,000.
The Net Amount at Risk Discount Factor is the monthly equivalent of an effective annual rate of 1%.
The maximum rates that we may use are found in the guaranteed maximum cost of insurance rate table in your Policy’s Specifications. The applicable cost of insurance rate used in this monthly calculation for your Policy depends upon the Policy’s duration, the age, gender (in accordance with state law) and underwriting category of the Insured. Please note that it will generally increase each Policy Year as the Insured ages. Current cost of insurance rates, in general, are determined based on our expectation of anticipated or emerging experience factors which may include, but are not limited to: mortality, interest rates, investment earnings, persistency, expenses (including reinsurance costs and taxes), policy funding, net amount at risk, loan utilization, capital requirements, and reserve requirements. For this reason, they may be less than the guaranteed maximum rates shown in the Policy, and your monthly Cost of Insurance Charge may be less than the amount that would be calculated using the guaranteed maximum cost of insurance rate shown in the table in your Policy. Because cost of insurance rates are subject to change, they are a NGE and are subject to adjustment as described in the discussion of NGEs and changes to NGEs in the first paragraph of Policy Charges and Fees, above. Please note that your monthly Cost of Insurance Charge will never be calculated at a rate higher than the maximum Cost of Insurance Charge shown in “Table II: Periodic Charges Other Than Fund Operating Expenses” in this prospectus.
Administrative Fee
There is a monthly Administrative Fee, (as shown in Table II of this prospectus and reflected as the “Guaranteed Maximum Monthly Administrative Fee” in the Policy Specifications), which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including but not limited to premium billing and collection, policy value calculation, confirmations, and periodic reports. It is calculated as A) plus B) where:
A) a flat Monthly Deduction of $15 in all years.
B) for the first 10 Policy Years from the Policy Date or increase in Specified Amount (currently for the first 10 Policy Years), a per $1,000 charge which varies with the Insured’s issue age, gender, and premium class. This charge will never exceed $5.25 per month per $1,000 of Initial Specified Amount or increase in Specified Amount.
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Policy Loan Interest
If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual effective interest rate is 6% in all years. The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. We will credit 5% interest on the Loan Account Value in years 1 – 10 and 6% in years 11 and beyond.
Rider Charges
The following paragraphs describe the charges for the riders listed below. The features of the riders available with this Policy and any limitations on the selection of riders are discussed in the section headed “Riders”.
Basic Accelerated Benefits Riders.  There is a flat charge of $250 (limited in certain states), which will be deducted from any benefit when paid.
Bonus Rider.   There is a monthly Bonus Rider Charge if you elect this Rider. A Bonus Option will be started on the Initial Bonus Option Start Date and each Bonus Option Start Date that the Bonus Rider is active and the Policy has Separate Account Value. A monthly Bonus Rider Charge is subtracted from the Separate Account Value one business day prior to each Bonus Option Start Date. The Bonus Rider Charge will be subtracted from any Sub-Account(s) in the same proportion as the balances invested in the total of such Sub-Account(s) as of the Bonus Option Date. The Bonus Rider Charge is based on (a) the monthly Bonus Rider Charge Rate shown in the Policy Specifications; and (b) multiplied by the Separate Account Value on the Bonus Option Date. The Bonus Rider Charge will not be subtracted from the Policy’s Fixed Account; it will only be subtracted from the Separate Account Value.
Enhanced Surrender Value Rider.  There is a monthly charge during Policy Years 2 - 5 of $0.0625 per $1,000 of Initial Specified Amount.
Lincoln LifeEnhance® Accelerated Benefits Rider. If you elect this rider, there is a monthly Cost of Insurance Charge for this rider which will be part of the Monthly Deduction made under the Policy. Also, this rider’s Cost of Insurance will be part of the No-Lapse Value Monthly Deduction and Reset Account Value Monthly Deduction as described in the No-Lapse Enhancement Rider, if attached to the Policy. The amount deducted each Policy Month will be calculated as (A) multiplied by (B) where:
(A)	is the applicable rate found in the “Guaranteed Cost of Insurance Rate Per $1,000 of Policy Net Amount at Risk or Rider Net Amount At Risk” table of rates shown on the Policy Specifications; and
(B)	is either i. or ii. noted below:
i.	For any Policy Month prior to acceleration of the death benefit, the Policy’s Net Amount at Risk divided by $1,000; or
ii.	Following acceleration of the death benefit, for any Policy Month in which benefits are not payable, the Rider’s Net Amount at Risk divided by $1,000.
The Rider’s Net Amount at Risk is equal to the Remaining Benefit Amount at the beginning of the Policy Month, divided by the Net Amount at Risk Discount Factor shown on the Policy Specifications, minus the Policy’s Accumulation Value at the beginning of the Policy Month after the deduction of the per $1,000 of Specified Amount monthly administrative expense fee (the “Monthly Administrative Fee”) shown in the Policy Specifications (see Table II of this prospectus) but prior to the deduction for the monthly Cost of Insurance.
Each Policy Month you receive a Chronic Illness Monthly Benefit Amount or the Terminal Illness benefit, this rider’s Cost of Insurance will be waived.
Lincoln LifeAssure® Accelerated Benefits Rider. While there is no upfront charge for this rider, there is an administrative fee, shown on the Policy Specifications, which will be deducted from any benefit payment when paid but not to exceed $250.
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Long-Term Care Rider. There is a monthly Long-Term Care (“LTC”) Rider Charge which is based on: (a) this rider’s Cost of Insurance rates, which will not exceed the guaranteed maximum rates shown on your Policy Specifications (we reserve the right to charge less than the maximum rates on a current basis); (b) the amount of the LTC Specified Amount available for reimbursement on the date the charge is calculated (remaining LTC Benefit Pool); and (c) the Policy’s Accumulation Value at the beginning of the Policy Month after the deduction of the Policy’s monthly Administrative Fee (Charges) but prior to the deduction of the Policy’s monthly Cost of Insurance, multiplied by the result of the remaining LTC Specified Amount divided by the Policy’s current Specified Amount. There is also a monthly Administrative LTC Rider Fee as shown on your Policy’s Specifications, which will not increase. The maximum charges are shown on Table II of this prospectus.
Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge is 3% of the then current Accumulation Value.
Premium Reserve Rider.  We deduct 10% from each Premium Payment you direct to this rider in Policy Years 1 – 20, and 3% in Policy Years 21 and beyond. Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the Mortality and Expense Risk Charge not to exceed 1.15% for Policy Years 1 – 10 and 0.45% for Policy Years 11 and beyond.
In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for Policy Loans.
Waiver of Monthly Deduction Rider.  The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the Policy and all riders, multiplied by a rate factor. The rate factor depends on the age, underwriting category and gender of the Insured. The maximum rate factor is 12%. If you have elected this rider, a table of rate factors appears on the rider pages in your Policy.
YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the Insured. The Policy and the application constitute the entire contract between you and Lincoln Life.
The Policy includes Policy Specifications pages. These pages provide important information about your Policy such as: the identity of the Insured and Owner; Policy Date; the Initial Specified Amount; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.
Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as “Policy Date”, “Effective Date” or “Policy Effective Date” (or “Rider Date”, “Rider Effective Date”) refer to the date that coverage under the Policy (or rider) becomes effective and is the date from which Policy Years, Policy Anniversary and ages are determined. Terms such as “Issue Date” or “Policy Issue Date” (or “Rider Issue Date”) generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that date. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.
When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.
The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.
Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured will need to prove current insurability and there may be a new contestable period for the new Policy. The death benefit and policy values may be less for some period of time in the new Policy.
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Once your Policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.
We cannot process your requests for transactions relating to the Policy until we have received the request in “Good Order” at our Home Office. “Good Order” means the actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
We allow telephone transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on authorization for telephone transactions.
Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.
Application
If you decide to purchase a Policy, you must first complete an application. A completed application identifies the proposed Insured and provides sufficient information to permit us to begin underwriting risks in the Policy. We require a medical history and examination of the proposed Insured. Based on our review of medical information about the proposed Insured, we may decline to provide insurance, or we may place the proposed Insured in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the Insured.
A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the Insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the Insured.
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a Policy. When you apply for a Policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.
Owner
The Owner on the Date of Issue is designated in the Policy Specifications. You, as Owner, will make the following choices:
1)	initial death benefit amount ;
2)	optional riders;
3)	the amount and frequency of Premium Payments; and
4)	the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.
You are entitled to exercise rights and privileges of your Policy as long as the Insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, Surrender the Policy entirely,  request a Reduction in Specified Amount, name a new Owner, and assign the Policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the written request. In addition to changes in ownership or Beneficiary designations, you should make certain that our records are up to date with respect to your address and contact information and, to the extent possible, the address and contact information of any Beneficiaries. This will ensure that there are no unnecessary delays in effecting any changes you wish to make, ownership privileges you wish to exercise or payments of proceeds to you or your Beneficiaries. Any payment made or any action taken or allowed by us before
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we record the change of Beneficiary will be without prejudice to us. Exercising a change in ownership may cause a taxable event. You should consult a tax advisor prior to exercising a change in ownership to determine the tax consequences of such exercise.
Right to Examine Period
You may return your Policy to us for cancellation within 10 days after you receive it (or a greater number of days if required by your state). This is called the “Right to Examine Period”. If the Policy is returned for cancellation within the Right to Examine Period, we will refund to you the following:
If your Policy is issued in a state that provides for return of value, you are subject to the risk of market loss during the Right to Examine Period. Any Net Premium Payments received before the end of the Right to Examine Period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the sum of (i) the Accumulation Value less any Debt, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms.
If your Policy is issued in a state that requires return of Premium Payments, or you are 60 years old or over and your Policy is issued in California, any Net Premium Payments received by us within 10 days (or a greater number of days if required by your state; 30 days in California) of the date the Policy was issued will be held in the money market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the greater of (a) all Premium Payments less any Debt; or (b) the sum of (i) the Accumulation Value less any Debt, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms. (Note: For California policies, you may direct us, in writing, to proceed to allocate your Net Premiums before the end of the 30 days.)
If a Premium Payment was made by check, there may be a delay until the check clears.
Initial Specified Amount
You will select the Initial Specified Amount of death benefit on the application. This may not be less than  $100,000 (other limits may apply when your Policy is not fully underwritten). This amount will determine the initial death benefit. The Initial Specified Amount is shown on the Policy Specifications page.
Transfers
You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each Underlying Fund’s objective and investment policy before allocating money to the Sub-Accounts. (Note: Prior to moving money into the money market Sub-Account or allowing it to default into the money market Sub-Account as a result of a fund liquidation, refer to your Policy for specific impacts that may apply, if any.)
During the first Policy Year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar Cost Averaging or Automatic Rebalancing program described below. The amount of all transfers from the Fixed Account in any other Policy Year may not exceed the greater of:
1)	25% of the Fixed Account Value as of the immediately preceding Policy Anniversary, or
2)	the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.
Due to these limitations, if you want to transfer all of your value from the Fixed Account to one or more Sub-Accounts, it may take several years to do so. We reserve the right to waive these transfer restrictions from the Fixed Account at any time. Please contact your registered representative to determine if a waiver is currently in effect.
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Requests for transfers may be made in writing or by telephone, if you have previously authorized telephone transfers in writing, subject to our consent. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm instructions are genuine. Any instructions, which we reasonably believe to be genuine, will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.
Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in Good Order before the close of regular trading on the New York Stock Exchange (generally 4:00 pm Eastern time on a business day) will normally be effective that day. There may be circumstances under which the New York Stock Exchange may close before 4:00 pm. In such circumstances transactions requested after such early closing will be processed using the accumulation unit value computed the following trading day.
Some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Underlying Fund's investment advisor, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the Underlying Funds' own policies and procedures on market timing activities. We may also defer or reject an allocation or transfer request that is subject to a restriction that is imposed by the Underlying Fund at any time. If an Underlying Fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests.
We reserve the right to change the terms and conditions of the “Transfers” section in response to changes in legal or regulatory requirements. Further, we reserve, at our sole discretion, the right to limit or modify transfers that may have an adverse effect on other Policy Owners. Transfer rights may be restricted in any manner or terminated until the beginning of the next Policy Year if we determine that your use of the transfer right may disadvantage other Policy Owners.
Market Timing
Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the Underlying Funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the Underlying Fund's portfolio, and increase brokerage and administrative costs of the Underlying Funds. As an effort to protect our Owners and the Underlying Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other Owners or shareholders.
In addition, the Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. You should note that, these policies and procedures may result in an Underlying Fund deferring or permanently refusing to accept
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Premium Payments or transfers for the reasons described in “Transfers”, above. In such case, our rights and obligations will be as described in “Transfers”. Some of the Underlying Funds may also impose Redemption Fees on short-term trading (i.e., redemptions of Underlying Fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such Redemption Fees on behalf of the Underlying Funds. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.
However, under the SEC rules, we are required to: (1) enter into written agreement with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Owners who violate excessive trading policies established by the Underlying Fund.
You should be aware that the purchase and redemption orders received by Underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or Separate Accounts to which Premium Payments and policy values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance policies. The omnibus nature of these orders may limit the Underlying Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Underlying Funds (and thus our Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the Underlying Funds. In addition, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.
Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by Owners within given periods of time. In addition, managers of the Underlying Funds might contact us if they believe or suspect that there is market timing. If requested by an Underlying Fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific Underlying Fund policies and procedures.
We may increase our monitoring of Owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple policies owned by the same Owner if that Owner has been identified as a market timer. For each Owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the Underlying Funds that may not have been captured by our Market Timing Procedures.
Once an Owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the Owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the Policy Year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions from or on behalf of an Owner who has been identified as a market timer are inadvertently accepted, we will reverse the transaction within 1 - 2 business days of our discovery of such acceptance. We will impose this “original signature” restriction on that Owner even if we cannot identify, in the particular circumstances, any harmful effect from that Owner's particular transfers.
Owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Owners determined to be engaged in such transfer activity that may adversely affect other Owners or Underlying Fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your Underlying Fund shares and increased brokerage and administrative costs in the Underlying Funds. This may result in lower long-term returns for your investments.
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Our Market Timing Procedures are applied consistently to all Owners. An exception for any Owner will be made only in the event we are required to do so by a court of law. In addition, certain Underlying Funds available as investment options in your Policy may also be available as investment options for Owners of other, older life insurance policies issued by us.
Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, we cannot guarantee that the Underlying Funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.
In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Owners or as applicable to all Owners with policy values allocated to Sub-Accounts investing in particular Underlying Funds. We also reserve the right to implement and administer Redemption Fees imposed by one or more of the Underlying Funds in the future.
Optional Sub-Account Allocation Programs
You may elect to participate in programs for Dollar Cost Averaging or Automatic Rebalancing as described on an allocation form provided by us. There is currently no charge for these programs. You may participate in only one program at any time.
Dollar Cost Averaging systematically transfers amounts during the first Policy Year from the money market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.
If Dollar Cost Averaging is desired, it must be elected at issue.
Dollar Cost Averaging terminates automatically:
1)	if the value in the money market Sub-Account or the Fixed Account is insufficient to complete the next transfer;
2)	7 calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;
3)	on the first Policy Anniversary; or
4)	if your Policy is surrendered or otherwise terminates.
From time to time, we may offer special interest rate programs for Dollar Cost Averaging. Please consult your registered representative to determine the current availability and terms of these programs. We reserve the right to modify, suspend or terminate a Dollar Cost Averaging program. Any changes will not affect Owners currently participating in the Dollar Cost Averaging program.
Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the allocation form provided by us, until changed by the Owner. Your Policy will be issued with Automatic Rebalancing. When Automatic Rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic Rebalancing. Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic Rebalancing do not count against the number of free transfers available.
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Automatic Rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts and Fixed Account on a systematic basis. Automatic Rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments. Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and Underlying Fund at the time you make your Premium Payment allocations which will also be used for Automatic Rebalancing.
Automatic Rebalancing is available only on a quarterly basis. Automatic Rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office. Terminating Automatic Rebalancing will terminate the No-Lapse Enhancement Rider attached to your Policy. Refer to the “Riders” section of this prospectus for more information.
Riders
We may offer you riders to your Policy from time to time. Riders may alter the benefits or charges in your Policy, rider availability and benefits may vary by state of issue and whether Policy is fully underwritten, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict or enhance the terms of your Policy, or of other riders in force. Consult your financial and tax advisors before adding riders to, or deleting them from, your Policy.
Basic Accelerated Benefits Riders.  There are two basic Accelerated Benefits Riders. The availability of the riders is based upon the Insured meeting our underwriting criteria (including the Insured's age and the state of the Insured's health at the time of your application), which will determine which, if any, form of rider will be issued to you. If the Insured meets our underwriting requirements and if you apply for the riders at the same time as you apply for your Policy, you will be issued the second version of the rider (as described below). If the Insured does not meet our underwriting requirements (or you do not apply for the riders when you apply for your Policy), you will be issued the first version of the rider that is described below. There is a charge for these riders of $250 (limited in certain states), which will be deducted from any benefit when paid. A benefit payable under either form of rider (the “Accelerated Benefits”) will be considered as a lien against your Policy for the amount of the Accelerated Benefit paid, and the lien will be considered as a Policy Loan and will be charged interest. (See section headed “Policy Loans”.) As the benefit paid is a lien, you may, if you wish, repay any part (but not less than $25) or all of the amount paid. The amount of any lien outstanding at the time of the death of the Insured will be deducted from the death benefit otherwise payable. In certain states, the availability of the riders, and the benefits available thereunder, are limited; please consult with your registered representative as to availability and benefits.
One version of this rider pays a portion of the death benefit upon occurrence of Terminal Illness (defined by the rider as when the Insured's life expectancy is reduced to less than 12 months) or Nursing Home Confinement (defined by the rider as the Insured being confined to a qualifying nursing home for the balance of life), subject to the terms of the rider. This version of the rider will pay 50% of the death benefit for Terminal Illness and 40% of the death benefit for Nursing Home Confinement, subject to an overall maximum of $250,000 on all policies in force with us, in accordance with the terms of the rider. You may apply for this rider either at the time your application for the Policy is made or at any time thereafter. Our underwriting rules in effect at the time you apply will determine whether the rider will be issued.
The second version of this rider, which must be applied for at the time you apply for your Policy, in addition to paying the same portion of the death benefit upon the occurrence of Terminal Illness or Nursing Home Confinement (as discussed above), also may pay a portion of the death benefit upon critical illness or a condition specified in the rider. The illnesses which qualify are detailed in the rider and generally include, but are not limited to, heart attack (myocardial infarction) and life threatening cancer. In the instance of critical illness, the portion of the death benefit payable is 5% (not to exceed a total of $25,000) upon the occurrence of the first critical illness covered by the rider.
Under either version of this rider, the death benefit used to calculate the benefit under the rider will include any Premium Reserve Rider Accumulation Value less Debt.
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To receive a benefit, you must contact us and let us know which benefit you are requesting and the benefit amount (subject to maximum limits) you would like. We will let you know what physician’s certification or other requirements you must submit. If you request less than the maximum benefit, you may later apply for the balance of the benefit. For example, if the Insured is confined to a qualifying nursing home for the balance of life, and your only policy with us covering that Insured has a $100,000 death benefit, you could request up to 40% or $40,000, and if the Insured is later diagnosed with a medical condition resulting in a less than 12 month life expectancy, you may request an additional 10% (for a total benefit of 50%) or $10,000 (for a total benefit of $50,000). Because the benefit payable creates a lien on the Policy, the maximum amount of your benefit may also be restricted (or no benefit may be payable) if you have an outstanding Policy Loan or if the Policy has been assigned to a third party. Benefits paid under the rider may restrict your ability to request future Policy Loans.
Lincoln LifeEnhance® Accelerated Benefits Rider. The availability of this rider is based upon the Insured meeting our underwriting criteria (including the Insured’s age, gender and the state of the Insured’s health at the time of your application). You must apply for this rider at the time you apply for your Policy. Charges for this rider, if elected, are part of the Monthly Deductions.
This rider provides for the acceleration of up to 100% of the Original Benefit Amount, as determined below, upon occurrence of a Qualifying Event provided all of the terms and conditions of this rider have been met. There are two Qualifying Events: (1) the Insured is certified as Chronically Ill as defined in the rider; or (2) the Insured is certified as Terminally Ill as defined in the rider.
Depending on which Qualifying Event occurs and the benefit payment option you have chosen, the Original Benefit Amount will be determined as follows, assuming all the Conditions for Eligibility for Benefit Payments, also described below, have been satisfied:
A.	For Chronic Illness where you have elected to receive benefits in a one-time lump sum and have met all Conditions for Eligibility of Benefit Payments:
•	the Policy’s Death Benefit Proceeds, without reduction by an outstanding Debt, (the “Gross Death Benefit Proceeds”).
•	If a Premium Reserve Rider is attached to the Policy, the Policy’s Gross Death Benefit Proceeds less the Premium Reserve Rider Accumulation Value. The Premium Reserve Rider Surrender Value will be paid to you prior to the calculation of the Original Benefit Amount.
B.	For Chronic Illness where you have elected to receive Monthly Benefit Amounts or where you elect to receive the Terminal Illness benefit and have met all Conditions for Eligibility for Benefit Payments:
•	the Gross Death Benefit Proceeds ; or
•	If a Premium Reserve Rider is attached to the Policy, you can elect to have the Premium Reserve Rider Surrender Value paid to you prior to the calculation of the Original Benefit Amount.
You are eligible to receive an Accelerated Benefit payment if the Policy and this rider are in force and the Insured is living when all of the following requirements (the “Conditions for Eligibility for Benefit Payment”) are met:
1.	Our receipt and approval of the following documentation provided by you:
a.	For Chronic Illness, Written Certification or Written Re-certification that the Insured is a Chronically Ill individual; or
b.	For Terminal Illness, a Terminally Ill Certification that the Insured is Terminally Ill; and
c.	A written consent to make such payment from any assignee of record named under the Policy or any irrevocable Beneficiary named under the Policy; and
2.	We complete, at our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a “Licensed Health Care Practitioner” of our choice; and our receipt of copies of any relevant medical records from a health care provider involved in the Insured’s care. A Licensed Health
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Care Practitioner is a physician, as defined in Section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of Treasury, or qualifications to our satisfaction.
The Original Benefit Amount will be reduced by any benefit payments made. The balance remaining is the “Remaining Benefit Amount”. There is no waiting period to receive a benefit under this rider once all Conditions for Eligibility for Benefit Payments have been satisfied and benefits will be paid retroactively to the date of our receipt of all documentation provided by you that is necessary to satisfy all Conditions for Eligibility for Benefit Payments. Furthermore, we do not require proof of incurred expenses for you to receive benefits under this rider. This rider’s benefits will only be paid to the Owner of the Policy and will only be paid by check or other method made available by us. Any benefit to be paid is subject to the “Incontestability” provision of the Policy.
The benefit payment options available to you under this rider are as follows:
(1)	For a Chronic Illness Qualifying Event
You may elect to receive the benefit as either (a) Monthly Benefit Amounts or (b) a one-time lump sum payment.
(a)	Monthly Benefit Amounts - Provided all Conditions for Eligibility for Benefit Payments have been satisfied, you may elect to receive accelerated monthly benefit payments (the “Monthly Benefit Amount”) without losing the option of electing a one-time lump sum payment of the Remaining Benefit Amount.
For each Benefit Period, defined below, in which you qualify to receive benefits, you may elect a Monthly Benefit Amount equal to or greater than the Minimum Monthly Benefit but not exceeding the Maximum Monthly Benefit. Both of these amounts are shown on the Policy Specifications. Please note that the Monthly Benefit Amount is not cumulative. The entire Maximum Monthly Benefit may be taken, but if not, the remaining portion cannot be added to future payments. By electing an amount less than the Maximum Monthly Benefit, the amount of the Original Benefit Amount available for later benefit payments (the “Remaining Benefit Amount” as noted above) will be reduced more slowly; however, you should consider that you may or may not re-qualify for future “Written Re-certifications”. A “Written Certification” is the Written Certification that we must receive and approve prior to the start of each Benefit Period following the initial Benefit Period in order for you to be eligible for Chronic Illness Monthly Benefit Amounts, provided all other Conditions for Eligibility for Benefit Payments are met. “Written Certification” is the documentation required, in a form satisfactory to us, certifying that the Insured is Chronically Ill as defined in the rider and providing certain other information with respect to the Insured’s ongoing health service needs. A “Benefit Period” is a period of time not to exceed twelve consecutive months. Each such period begins on the Monthly Anniversary Day after we receive all documentation provided by you necessary to satisfy all Conditions for Eligibility for Benefit Payments. A new Benefit Period will begin no earlier than the end of the current Benefit Period.
The largest amount that may be elected is the Maximum Monthly Benefit. As shown on the Policy Specifications, the Maximum Monthly Benefit may not exceed the lesser of the shown percentage of the Original Benefit Amount or the monthly equivalent of the Per Diem Limit (which is set annually on January 1 by the Internal Revenue Service.) At the time of claim and for each subsequent Benefit Period, we will notify you of your Maximum Monthly Benefit.
Sixty (60) days prior to the end of each Benefit Period, we will send you documentation for Written Re-certification. As part of this documentation, if your Maximum Monthly Benefit is based on the Per Diem Limit and the Per Diem Limit increases, we will provide you with an adjusted Maximum Monthly Benefit. If your Maximum Monthly Benefit is based on the Per Diem Limit, the Maximum Monthly Benefit in this documentation will be based on a 30 day Policy Month. If you elect the Maximum Monthly Benefit, the actual amount you receive will be adjusted based on the number of days in each Policy Month.
Chronic Illness Monthly Benefit Amounts will end when any of the following occur:
(1)	the Insured fails to meet any one of the Conditions for Eligibility for Benefit Payments;
(2)	you notify us to discontinue Monthly Benefit Amount payments; or
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(3)	this rider terminates.
In the event you request that we discontinue Monthly Benefit Amount payments and then, at a later date, you desire to begin a new Benefit Period, we will allow you to do so provided all of the Conditions for Eligibility for Benefit Payments are met.
(b) One-Time Lump Sum - If you elect a one-time lump sum payment, the Remaining Benefit Amount will be multiplied by the then applicable Chronic Illness one-time lump sum actuarial discount factor when determining the amount of the payment (as described in the discussion of actuarial discount factors below). The payment of a one-time lump sum will cause termination of both this rider and the Policy.
(2)	For a Terminal Illness Qualifying Event
The maximum Terminal Illness benefit payment will be the lesser of 1) 50% of the Remaining Benefit Amount; or 2) $250,000. Note: This benefit will only be paid once and will be paid as a lump sum, if you elect less than the maximum benefit, the remainder will not be available at a later date. The amount accelerated will be greater than the Terminal Illness benefit payment and will be determined by dividing the requested benefit payment by the applicable Terminal Illness actuarial discount factor discussed below. The amount accelerated will not be allowed to exceed the Remaining Benefit Amount.
As described above, a Chronic Illness one-time lump sum actuarial discount factor will be applied to the Chronic Illness one-time lump sum and a Terminal Illness actuarial discount factor will be applied to the Terminal Illness amount accelerated. These actuarial discount factors reflect the early payment of benefits available under the Policy. The actuarial discount factor used will be based on a mortality assumption and an interest rate which has been declared by us in effect on the date the benefit payment is determined. The maximum interest rate used shall not exceed the greater of:
a)	the current yield on 90 day treasury bills available on the date the benefit payment is determined; or
b)	the current Maximum Statutory Adjustable Policy Loan Interest Rate (the highest variable interest rate permitted under state law) in effect on the date the benefit payment is determined. This maximum rate will not be more than the higher of the following:
(1) The published monthly average (defined below) for the calendar month ending 2 months before the date on which the rate is determined; or
(2)	The rate used to compute the Fixed Account under the Policy for that year plus 1 percent.
The published monthly average referred to above is defined as:
(a)	Moody's Corporate Bond Yield Average - Monthly Average Corporates as published by Moody's Investors Service, Inc., or any successor thereto; or
(b)	In the event that Moody's Corporate Bond Yield Average - Monthly Average Corporates is no longer published, a substantially similar average, established by regulation, or other method, issued by the Insurance Department of the state or other jurisdiction where the Policy is delivered.
Please note that, subject to meeting all Conditions for Eligibility for Benefit Payments, defined below, you may elect to receive Accelerated Benefits as follows:
(a)	Chronic Illness in Monthly Benefit Amounts and then at a later date elect the Chronic Illness one-time lump sum payment; or
(b)	Chronic Illness Monthly Benefit Amounts and then at a later date elect to receive the Terminal Illness benefit. In the same Policy Month, you may receive both a Chronic Illness Monthly Benefit Amount and the Terminal Illness benefit; or
(c)	Chronic Illness Monthly Benefit Amounts, then at a later date elect to receive the Terminal Illness benefit and finally receive the Chronic Illness one-time lump sum payment; or
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(d)	Terminal Illness benefit and then at a later date elect to receive a Chronic Illness benefit in either Monthly Benefit Amounts or the one-time lump sum payment, or both.
Any Chronic Illness Monthly Benefit Amount or Terminal Illness benefit paid under this rider will be first used to repay a portion of any outstanding Debt under the Policy. The portion to be repaid will be determined by the product of the following:
[(A + B) / C] * D where:
A = is the balance in the Loan Account;
B = is any accrued loan interest not yet charged;
C = is the Remaining Benefit Amount immediately prior to a benefit payment; and
D = is either i. or ii. noted below, depending on the Qualifying Event:
i.	the Chronic Illness Monthly Benefit Amount; or
ii.	the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor.
If the Chronic Illness one-time lump sum benefit payment is elected, the benefit payment will be reduced by any outstanding Debt under the Policy.
It’s important to note that if any of the following riders are attached to your Policy, this rider may have an impact on any benefits provided under such rider.
Premium Reserve Rider: For Chronic Illness Monthly Benefit Amounts and Terminal Illness benefit, you may elect to either include the Premium Reserve Rider Accumulation Value in the calculation of the Original Benefit Amount or receive a payment of the Premium Reserve Rider Surrender Value. Either action will terminate the Premium Reserve Rider. If you elect to include the Premium Reserve Rider Accumulation Value in the calculation of the Original Benefit Amount, the Premium Reserve Rider Accumulation Value will be transferred to the Policy’s corresponding Fixed Account value, Sub-Account(s) value, and/or Loan Account value . If you elect the Chronic Illness one-time lump sum payment, you will receive a payment of the Premium Reserve Rider Surrender Value and the Premium Reserve Rider will terminate.
Waiver of Monthly Deduction Rider: If the Insured is on Total Disability as provided under any Waiver of Monthly Deduction Rider, we will continue to waive the Monthly Deductions falling due under the Policy once payment of an Accelerated Benefit begins under this rider.
Enhanced Surrender Value Rider: Once payment of an Accelerated Benefit under this rider begins, the Enhanced Surrender Value Rider will terminate.
Benefit payments under this rider will reduce certain policy and rider values by multiplying such values by a Reduction Ratio noted below. The values that will be reduced are as follows:
1.	Specified Amount;
2.	Fixed Account Value;
3.	The value of each Sub-Account;
4.	Your “Cost Basis” in the Policy (the total amount of Premiums or other consideration you have paid for the Policy, less the total amount you have received that was not included in your taxable income, and less any reductions in values due to benefit payments under this rider);
5.	Premiums paid to date;
6.	No-Lapse Value* of any No-Lapse Enhancement Rider, if attached to the Policy;
7.	Reset Account Value* of any No-Lapse Enhancement Rider, if attached to the Policy;
8.	Guaranteed Minimum Death Benefit* of any No-Lapse Enhancement Rider, if attached to the Policy; and
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9.	Reset Death Benefit* of any No-Lapse Enhancement Rider, if attached to the Policy.
* As defined in the No-Lapse Enhancement Rider.
Any reduction will occur on the Monthly Anniversary Day prior to the Monthly Deduction. The proportion by which the above values will be reduced will be based on a Reduction Ratio, determined as follows:
A.	Chronic Illness Benefit Payments:
Each Monthly Benefit Amount will reduce the above values by a Reduction Ratio of (b-a)/b where:
a = is the Monthly Benefit Amount, and
b = is the Remaining Benefit Amount immediately prior to a benefit payment.
B.	Terminal Illness Benefit Payment:
The payment of a Terminal Illness benefit will reduce the above values by a Reduction Ratio of (b-a)/b where:
a = is the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor, and
b = is the Remaining Benefit Amount immediately prior to the benefit payment.
Additional terms to consider:
For each Policy Month you receive a rider benefit payment, we will send you a monthly report showing the change in current values under your Policy.
The Surrender Charges as shown on the Policy Specifications will be waived.
If there is any Premium in a Premium deposit fund, this Premium will be returned to you and will be treated as a normal return of Premium and not as a benefit payment under this rider. If we return any accrued interest with the Premium amount, the interest will be reported as taxable income to you.
You may not make a change in Specified Amount, a change in the Insured’s premium class as shown on this rider’s Policy Specifications or add rider benefits or increase the amount of rider benefits.
Further, we reserve the right to transfer all value of each Sub-Account(s) to the Fixed Account.
If the death of the Insured occurs prior to the date you satisfy all Conditions for Eligibility for Benefit Payments, we will pay the Death Benefit Proceeds. If the death of the Insured occurs while benefits are being received under this rider, we will pay the Death Benefit Proceeds, which may be less than the Remaining Benefit Amount, and the Death Benefit Proceeds will be reduced by any decrease in the remaining Benefit Amount after the date of the Insured’s death.
This rider provides for Monthly Deductions to be waived in the event you are receiving or have received Chronic Illness Monthly Benefits or a Terminal Illness Benefit. Once benefit payments begin, the Policy’s Monthly Deductions will continue until the Policy’s Surrender Value, and, if attached to the Policy, the No-Lapse Enhancement Rider’s No-Lapse Value, less Debt, and Reset Account Value, less Debt, are reduced to an amount insufficient to pay the Monthly Deduction. After this occurs, the Policy will not lapse as long as this rider is in force. We will stop billing you and will not allow Premium Payments unless otherwise agreed to by you and us. However, we will continue to accept loan repayments.
It is important to note that this rider does not provide an Accelerated Benefit for Chronic Illness resulting from:
1.	Intentionally self-inflicted injury or attempted suicide, while sane or insane;
2.	Any act or incident of insurrection or war, declared or undeclared;
3.	The Insured’s participation in, or attempting to participate in, a felony, riot, or insurrection; or
4.	Alcoholism or drug addiction.
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You may reinstate this rider as part of your Policy if the Policy is terminated and reinstated. Such reinstatement will be subject to satisfactory evidence of insurability and all other terms and conditions of the Policy to which it is attached.
This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:
1.	The date you request In writing to terminate this rider;
2.	The Policy’s Specified Amount exceeds the Specified Amount Limit as shown on the Policy Specifications;
3.	The receipt of a Chronic Illness one-time lump sum payment which will cause the termination of both this rider and the Policy to which it is attached;
4.	The Remaining Benefit Amount is reduced to zero which will cause the termination of both this rider and the Policy to which it is attached;
5.	Termination of the Policy; or
6.	The death of the Insured which will cause Death Benefit Proceeds to become payable under the Policy.
In addition, if you have received an Accelerated Benefit payment, this rider will terminate on the earliest of the following:
1.	The date you take a Partial Surrender under the Policy; or
2.	The date you take a loan under the Policy.
Lincoln LifeAssure® Accelerated Benefits Rider. The availability of this rider is based upon the Insured meeting our underwriting criteria (including the Insured’s age, gender, and the state of the Insured’s health at the time of your application.) You must apply for this rider at the time you apply for your Policy . While there is no charge for the rider, there is an administrative fee charged at the time of each benefit payment.
This rider provides for the acceleration of up to 100% of the Original Benefit Amount, which is the lesser of the Specified Amount or the Lifetime Maximum Limit as shown on your Policy Specifications, upon occurrence of a Qualifying Event provided all of the terms and conditions of this Rider have been met. There are two Qualifying Events, described below: (1) the Insured is certified as Chronically Ill as defined in the rider; or (2) the Insured is certified as Terminally Ill as defined in the rider. Note: The amount accelerated will be subject to a discount factor for early payment of benefits. Benefit payments received will be less than the amount accelerated.
There is no waiting period to receive a benefit under this rider once all Conditions for Eligibility for Benefit Payments, described below, have been satisfied. The benefit payment is payable immediately on the date we approved all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments. Furthermore, we do not require proof of incurred expenses for you to receive benefits under this rider. This rider’s benefits will be paid to the Owner or Owner’s estate while the Insured is living, unless the benefit has been otherwise assigned or designated by the Owner. This rider’s benefits will only be paid by check or other method made available by us. Any benefit requested during the Policy’s contestable period is subject to the “Incontestability” provision of the Policy.
Concurrent with your election to accelerate the death benefit, you and any irrevocable beneficiary will be given a statement demonstrating the effect of the acceleration of death benefits on the Accumulation Value, Specified Amount, premium, Surrender Value, Cost of Insurance charges, and loans. You will be given an additional statement with each benefit payment demonstrating the effect of the acceleration of death benefits on the above noted values.
Benefit Payment Options
A.	For a Chronic Illness Qualifying Event
Please note that this benefit will be paid as an annual lump sum. You cannot receive payment of more than one Chronic Illness benefit per Benefit Period (a period of time equal to twelve consecutive months). We must
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receive and approve a written certification prior to the start of any Benefit Period in order for you to be eligible to receive a Chronic Illness benefit payment, provided all other Conditions for Eligibility for Benefit Payments are met.
The amount accelerated will be greater than the Chronic Illness benefit payment and will be determined by dividing the requested benefit payment (subject to the minimum and maximum described below), by the applicable Chronic Illness actuarial discount factor. The amount accelerated will not be allowed to exceed the Remaining Benefit Amount, which is an amount equal to the Original Benefit Amount adjusted by subtracting the amount of all Chronic Illness benefits paid divided by the applicable Chronic Illness actuarial discount factor, and subtracting the Terminal Illness benefit paid divided by the Terminal Illness actuarial discount factor.
There is a minimum Chronic Illness benefit that may be made. The minimum payment will be the least of:
1.	$50,000;
2.	5% of the Original Benefit Amount multiplied by the applicable actuarial discount factor; or
3.	the balance of the Remaining Benefit Amount multiplied by the applicable Chronic Illness actuarial discount factor.
There is a maximum Chronic Illness benefit payment that may be made. The maximum payment will be the least of:
1.	an amount equal to the annual equivalent of the Per Diem Limit (Per Diem Limit is established annually by the Internal Revenue Service);
2.	25% of the Original Benefit Amount multiplied by the applicable actuarial discount factor; or
3.	the balance of the Remaining Benefit Amount multiplied by the applicable Chronic Illness actuarial discount factor.
B.	For a Terminal Illness Qualifying Event
The maximum Terminal Illness benefit payment will be the lesser of the following:
1.	50% of the Remaining Benefit Amount; or
2.	$250,000
Note: This benefit will only be paid once and will be paid as a lump sum. If you request less than the maximum benefit, the remainder will not be available at a later date. The amount accelerated will be greater than the Terminal Illness benefit payment and will be determined by dividing the requested benefit payment by the applicable Terminal Illness actuarial discount factor. The amount accelerated will not be allowed to exceed the Remaining Benefit Amount.
Conditions for Eligibility for Benefit Payments: You are eligible to receive an accelerated death benefit payment if the Policy and this Rider are In Force when all of the following requirements are met:
1.	Our receipt and approval of the following documentation provided by you:
a.	Certification of either:
i.	For Chronic Illness, Written Certification by a Licensed Health Care Practitioner, independent of us, that the Insured is a Chronically Ill individual; or
ii.	For Terminal Illness, Terminally Ill Certification by a Physician that the Insured is Terminally Ill.
b.	A written consent to make such payment from any assignee of record named under the Policy or any Irrevocable Beneficiary named under the Policy.
2.	We complete, at our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a Licensed Health Care Practitioner or Physician of our choice for the Chronic Illness Qualifying Event or for the Terminal Illness Qualifying Event; and our receipt of copies of any relevant medical records from any health care provider involved in the Insured’s care. A Licensed Health
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Care Practitioner is a Physician, as defined in Section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of Treasury, or qualifications to our satisfaction. If there is a difference in opinion between the Insured's Licensed Health Care Practitioner/Physician and our Licensed Health Care Practitioner/Physician, we will require that a third opinion be obtained from a Licensed Health Care Practitioner/Physician acceptable to us and you. This opinion will be at our expense and will be mutually binding; and
3.	The Insured is living at the time all of the above requirements are met.
Payment of an accelerated death benefit is due immediately on the date we approve all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments.
Benefit Requests: Subject to meeting all Conditions for Eligibility for Benefit Payments, you may request to receive accelerated death benefits under multiple Qualifying Events as follows:
1.	A Chronic Illness benefit and then at a later date request to receive the Terminal Illness benefit. In the same Policy Month, you may receive both a Chronic Illness benefit and the Terminal Illness benefit; or
2.	The Terminal Illness benefit and then at a later date request to receive a Chronic Illness benefit.
Actuarial Discount Factors: A Chronic Illness actuarial discount factor will be applied to each Chronic Illness amount accelerated and a Terminal Illness actuarial discount factor will be applied to the Terminal Illness amount accelerated. Actuarial discount factors reflect the early payment of benefits available under the Policy. The actuarial discount factor used will be based on a mortality assumption and an interest rate which has been declared by us in effect on the date the benefit payment is determined. The maximum interest rate used shall not exceed the greater of:
1.	the current yield on 90 day treasury bills available on the date the benefit payment is determined; or
2.	the current Maximum Statutory Adjustable Policy Loan Interest Rate (as determined by Moody’s Corporate Bond Yield Average or similar method) in effect on the date the benefit payment is determined.
Benefit Periods for Chronic Illness Benefit Payments: Any Chronic Illness benefit payment will be paid to you at the start of a Benefit Period, which is no later than the first Monthly Anniversary Day following the date we approved all documentation necessary to satisfy all Conditions for Eligibility for Benefit Payments.
We will not automatically send documentation to you for written certification to begin a new Benefit Period.  A new Benefit Period may be requested during a current Benefit Period.  However, a new Benefit Period will begin no earlier than the end of the current Benefit Period. A new Benefit Period will begin provided the following requirements are met:
1.	this Rider is In Force;
2.	you Request a Chronic Illness benefit payment after the current Benefit Period has ended; and
3.	we receive and approve all documentation necessary to satisfy all Conditions for Eligibility for Benefit Payments.
Reduction in Benefit Payment Due to Debt: Any Chronic Illness benefit or Terminal Illness benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy. (Debt may also be referred to as Debt in the Policy.) The portion to be repaid will be determined by the product of the following:
[A / B] * C where:
A.	is Debt;
B.	is the current Specified Amount immediately prior to a benefit payment; and
C.	is either i. or ii. noted below depending on the Qualifying Event:
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i.	the Chronic Illness benefit payment divided by the applicable Chronic Illness actuarial discount factor; or
ii.	the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor.
If there is value in the Loan Account, the Loan Account will be reduced by the amount of the reduction in the benefit payment due to the repayment of Debt.
It’s important to note that this Lincoln LifeAssure® Accelerated Benefits Rider may have an impact on any benefits provided under the following riders:
Waiver of Monthly Deduction Rider: If the Insured is on Total Disability as provided and defined under any Waiver of Monthly Deduction Rider, we will continue to waive the monthly deductions falling due under the Policy once payment of an accelerated death benefit begins under this Rider subject to the Insured’s continued Total Disability.
Enhanced Surrender Value Rider: Once payment of an accelerated death benefit under this rider begins, the Enhanced Surrender Value Rider will terminate.
Premium Reserve Rider: Once payment of an accelerated death benefit under this rider begins, you will receive a payment of the Premium Reserve Rider Surrender Value and the Premium Reserve Rider will terminate.
Benefit payments will reduce certain values of your Policy and other riders by multiplying such values by a reduction ratio. The values that will be reduced are the following:
1.	Specified Amount;
2.	The Fixed Account Value and/or the value of the Sub-Account(s) will be reduced in the same proportion as the balances are invested in such account(s).
3.	If any No-Lapse Enhancement Rider is attached to the Policy, the following will be reduced:
a.	The No-Lapse Value;
b.	The Reset Account Value;
c.	Guaranteed Minimum Death Benefit; and
d.	The Reset Death Benefit.
Debt will be reduced as noted in the “Reduction in Benefit Payment” provision. Any reduction in policy values and rider values will occur on the Monthly Anniversary Day prior to the Monthly Deduction. The proportion by which the above values will be reduced will be based on a Reduction Ratio, determined as follows:
Chronic Illness Benefit Payments: Each Chronic Illness benefit payment will reduce the above values, in each case, to an amount determined by multiplying each value by a Reduction Ratio of (B-A)/B where:
A.	is the Chronic Illness benefit payment divided by the applicable Chronic Illness actuarial discount factor, and
B.	is the current Specified Amount immediately prior to a benefit payment.
Terminal Illness Benefit Payment: The payment of the Terminal Illness benefit payment will reduce the above values, in each case, to an amount determined by multiplying each value by a Reduction Ratio of (B-A)/B where:
A.	is the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor, and
B.	is the current Specified Amount immediately prior to the benefit payment.
Effect of the first request for an accelerated death benefit payment: If the death of the Insured occurs after the Owner requests to receive accelerated death benefits but before any such benefits are received, the request shall be cancelled and the Death Benefit Proceeds will be paid pursuant to the Policy.
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Effect on Policy and Riders after the first accelerated death benefit payment: Each accelerated death benefit payment will reduce the Specified Amount used to determine the Policy’s Cost of Insurance. As a result, the Cost of Insurance and any Premiums necessary to keep the Policy In Force will change.
Note: You must continue to pay any premiums necessary to keep the Policy In Force as described in the Policy or in any applicable riders attached to the Policy.
We will send you a report showing the change in current values under your Policy with each accelerated death benefit payment you receive.
The Loan Account, if any, will be reduced as noted in the “Reduction in Benefit Payment section noted above.
If the death of the Insured occurs while benefits are being received under this rider, we will pay the Death Benefit Proceeds, which may be less than the Remaining Benefit Amount, and the Death Benefit Proceeds will be reduced by any decrease in the Remaining Benefit Amount after the date of the Insured’s death.
Termination: The rider and all rights provided under it will terminate upon the earliest of the following:
a.	The Policy terminates or is surrendered for its Surrender Value;
b.	the date we receive your request to terminate this rider;
c.	If any No-Lapse Enhancement Rider is attached to the Policy, any increase of the Policy’s Specified Amount will cause this rider to terminate;
d.	The Remaining Benefit Amount is reduced to zero;
e.	The Policy’s Specified Amount and the Remaining Benefit Amount are reduced to zero, which will cause the termination of both this Rider and the Policy;
f.	The death of the Insured which will cause the Death Benefit Proceeds to become payable under the Policy.
Termination of this Rider shall not prevent the payment of accelerated death benefits for any Qualifying Event that occurred while this Rider was In Force except where amounts have been paid or are payable as Death Benefit Proceeds.
Reinstatement: If you have not yet received an accelerated death benefit under this rider, and the Policy is terminated and reinstated, you may reinstate this rider as part of your Policy. Such reinstatement will be subject to satisfactory Evidence of Insurability and all other terms and conditions of the Policy. If any accelerated death benefits have been received under this rider, this rider may not be reinstated.
Exclusions: This rider does not provide an accelerated death benefit for Chronic Illness or Terminal Illness resulting from intentionally self-inflicted injury or attempted suicide, while sane or insane.
Long-Term Care Rider. Subject to meeting eligibility requirements, this rider provides monthly benefit payments for the reimbursement of expenses incurred by the Insured for Covered Services to the extent that such services are qualified long-term care services prescribed in the Plan of Care, please see your Policy for additional information. Benefits are provided through the acceleration of your Policy’s death benefit. The Long-Term Care Rider may only be elected at Policy issuance.
The availability of this rider is based upon the Insured meeting our underwriting criteria (including the Insured’s age, gender, and the state of the Insured’s health at the time of your application).
You may return this rider for any reason to the insurance agent through whom it was purchased, to any other insurance agent of the Company, or to us at the Service Office mailing address shown on the cover of your Policy within 30 days after its receipt. If returned, this rider will be considered void from your Policy Date and we will refund all charges deducted for it as a credit to your Policy within 30 days of the return.
Eligibility: An Insured may receive benefits under this rider once the following conditions are met:
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a.	the total benefits paid to date under this rider must not have reduced the Remaining LTC Benefit Pool to zero;
b.	written certification within the preceding 12-month period from a Licensed Health Care Practitioner that the Insured is Chronically Ill;
c.	a Plan of Care (a written document which outlines individualized medical treatment; please see your Policy and rider for additional information) prescribed by a Licensed Health Care Practitioner for Covered Services is received at least every 12 months; and
d.	all claim forms and written notifications are submitted and satisfactory.
An Insured who is Chronically Ill is unable to perform without substantial assistance at least two activities of daily living for at least 90 days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision to protect the Insured from health and safety caused by a severe cognitive impairment.
Benefits will be paid under this rider for as long as:
a. the above listed Eligibility Conditions of this rider are met;
b. the requirements of the “Claims” section of this rider are satisfied;
c. any claim is either:
(i) for reimbursement of cost incurred and actually paid by the Insured for Covered Services which are Qualified Long-Term Care Services prescribed in the Plan of Care and that have not already be reimbursed by us; or
(ii) for payment of Transitional Care Assistance Benefits for days on which the Insured received Transitional Care Assistance only, meaning that the Insured did not receive any other Covered Service or combination of Covered Services on that same calendar day; and
d. this rider remains in force. This condition does not apply to benefits received under the “Benefits After Lapse” provision in this rider.
If we determine that the Insured no longer meets the requirements of being Chronically Ill, all benefit payments will stop. Should the Insured later be recertified as being Chronically Ill and meet all conditions for the payment of benefits under this rider, benefit payments will resume subject to the Remaining LTC Benefit Pool.
There is no deductible period or elimination period which must be satisfied in order to be eligible for benefits under this rider.
Benefits Available: The amounts we reimburse you are subject to a monthly maximum dollar amount that can be accelerated each Policy month (the “Maximum Monthly LTC Benefit Amount”) which is based on amounts specified by you (the “LTC Specified Amount” and the “Maximum Monthly LTC Benefit Percentage” is based on our selection at issue of either 2% or 4% and cannot be changed after issue), all of which are shown in your Policy Specifications. The LTC Specified Amount you choose at issue is used in determining the LTC Benefit Pool that may be accelerated to reimburse the long-term care expenses for benefits covered by this rider. The LTC Benefit Pool is multiplied by the Maximum Monthly LTC Benefit Percentage to determine the Maximum Monthly LTC Benefit Amount. Please refer to your Policy Specifications for details. We will pay an amount not to exceed the Maximum Monthly LTC Benefit Amount no less frequently than once each Policy Month until the Remaining LTC Benefit Pool equals zero to reimburse the costs for any Covered Service(s). The amount available as a benefit will be equal to the lesser of:
The LTC Benefit Pool is equal to the lesser of (a) or (b) where:
a.	equals the LTC Specified Amount, proportionately adjusted for any increases or decreases to the Policy Death Benefit Proceeds due to:
1. Impacts of the Corridor Percentages Table, or
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2. Adjusted for withdrawals or other Policy changes
b.	equals the LTC benefit cap shown in the Policy Specifications
In any Policy Month in which you are eligible to receive benefits under this rider, the maximum amount available as a benefit under this rider is equal to the lesser of:
a. an amount equal to (1) plus (2), where:
(1) equals the sum of costs incurred and actually paid by the Insured for Covered Services for the calendar month which have not already been reimbursed by us; and
(2) equals the daily Transitional Care Assistance Benefit shown in the Policy Specifications multiplied by the number of days in the calendar month in which Transitional Care Assistance was received;
b. the amount you request;
c. the Maximum Monthly LTC Benefit Amount; or
d. the Remaining LTC Benefit Pool.
If there is an outstanding Debt, the benefit paid under this Rider will first be used to repay a portion of the Debt. Benefits paid for any Covered Service or combination of Covered Services will reduce the Remaining LTC Specified Amount dollar for dollar.
Any benefits payable for facilities outside the United States are subject to additional limitations. Please see your Policy and rider for additional information.
Covered Services: The following is a list of Covered Services eligible for reimbursement under this rider.
•	Adult day care services
•	Assisted living facility services
•	Bed reservation
•	Care planning services
•	Caregiver training
•	Home health care services
•	Hospice services
•	Nursing home care services
•	Respite care services
•	Alternative care services
•	Non-continual services
•	Transitional Care Assistance
Exclusions: This rider does not provide benefits for:
a.	treatment or care due to alcoholism or drug addiction;
b.	treatment for attempted suicide or an intentionally self-inflicted injury;
c.	treatment provided in a Veteran’s Administration or government facility;
d.	loss to the extent that benefits are payable from governmental programs or other insurance programs;
e.	confinement or care received outside the United States other than benefits for nursing home care services and assisted living facility services;
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f.	services provided by a facility or an agency that does not meet this rider’s definition for such facility or agency as described in the “Covered Services” section of this rider; and
g.	services provided by the Insured’s or Owner’s immediate family member, except as provided in the Transitional Care Assistance provision; and
h.	services for which no charge is or would normally be made in the absence of insurance.
Impact of Policy Transactions
Increases and Decreases to Policy Specified Amount: The LTC Specified Amount cannot be increased. A request to decrease your Policy’s Specified Amount will reduce the Remaining LTC Specified Amount only if your Policy’s Specified Amount following the decrease is less than the Remaining LTC Specified Amount. In this situation, the Remaining LTC Specified Amount will be reduced to equal your Policy’s Specified Amount following the decrease.
Partial Surrender (Withdrawal): A Partial Surrender under your Policy will reduce the remaining LTC Specified Amount by the same amount that the Specified Amount is reduced.
Addition of Riders or Increase to Benefits of Existing Riders: Once a benefit payment has been made under this rider, you may not add any riders or increase the benefits under any rider already attached to your Policy as long as this rider remains in force.
It’s important to note that if any of the following riders are in effect, this Long-Term Care Rider may have an impact on any benefits provided under the following riders:
Accelerated Benefits Rider: YOU CANNOT RECEIVE BENEFITS UNDER MORE THAN ONE ACCELERATION OF BENEFITS RIDER ATTACHED TO YOUR POLICY, EVEN IF MULTIPLE ACCELERATION OF BENEFITS RIDERS ARE ATTACHED. Therefore, receipt of a benefit under the Long-Term Care Rider will be considered a request to terminate any other Accelerated Benefits Rider attached to your Policy. Likewise, receipt of a benefit under any Accelerated Benefits Rider attached to your Policy will be considered a request to terminate the Long-Term Care Rider.
Change of Insured Rider: This rider is not available if you have chosen the Long-Term Care Rider.
Enhanced Surrender Value Rider: Upon receipt of a benefit under the Long-Term Care Rider, the Enhanced Surrender Value Rider will terminate.
Overloan Protection Rider: Election of the Overloan Protection Feature described in the Overloan Protection Rider will be considered a request to terminate the Long-Term Care Rider.
Premium Reserve Rider: Upon receipt of a benefit under the Long-Term Care Rider, you will receive a payment of the Premium Reserve Rider Surrender Value and the Premium Reserve Rider will terminate.
Waiver of Monthly Deduction Rider: If the Insured is on “total disability” as defined under any Waiver of Monthly Deduction Rider, we will continue to waive the monthly deductions falling due under your Policy once payment of benefits begin under the Long-Term Care Rider, subject to the Insured’s continued total disability. If not already on total disability, the Insured may qualify for benefits under any waiver of monthly deduction rider after payment of benefits have already begun under the Long-Term Care Rider.
No-Lapse Enhancement Rider: If the No-Lapse Enhancement Rider is attached to your Policy, the following will apply:
For purposes of determining the No-Lapse Value Monthly Deduction and the No-Lapse Value Cost of Insurance:
1.	In lieu of adding any charges for the Long-Term Care Rider to the No-Lapse Value Cost of Insurance calculation, the No-Lapse Value Monthly LTC Rider Charge and No-Lapse Value Monthly Administrative LTC Rider Fee (please see your Policy and rider for additional information) become part of the No-Lapse Value Monthly Deduction described in the No-Lapse Enhancement Rider.
2.	The No-Lapse Value LTC Rider Cost of Insurance Rates shown on your Policy Specifications will not change.
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3.	The No-Lapse Value Monthly Administrative LTC Rider Fee as of your Policy Date and duration are shown on your Policy Specifications and will not increase.
For purposes of determining the Reset Account Value Monthly Deduction and the Reset Account Value Cost of Insurance:
1.	In lieu of adding any charges for the Long-Term Care Rider to the Reset Account Value Cost of Insurance calculation, the Reset Account Value Monthly LTC Rider Charge and Reset Account Value Monthly Administrative LTC Rider Fee (please see your Policy and rider for additional information) become part of the Reset Account Value Monthly Deduction described in the No-Lapse Enhancement Rider.
2.	The Reset Account Value LTC Rider Cost of Insurance Rates shown on your Policy Specifications will not change.
3.	The Reset Account Value Monthly Administrative LTC Rider Fee as of your Policy Date and duration are shown on your Policy Specifications and will not increase.
For purposes of determining the LTC Benefit available to you, if Guaranteed Minimum Death Benefit Option 1 is selected, we will limit the amount of LTC benefit, based on the Maximum Monthly LTC Benefit Percentage that you select at issue. The benefit will equal the lessor of 50% of the Initial Specified Amount or the LTC Benefit cap.
Impact Of Debt On Benefit Payments
A benefit paid under this rider will be first used to repay a portion of any outstanding debt under your Policy.
The portion to be repaid will equal the sum of (1) plus (2), divided by (3), then multiplied by (4), where:
1.	is the balance in the Loan Account;
2.	is any accrued loan interest not yet charged;
3.	is your Policy’s Specified Amount immediately prior to the benefit payment; and
4.	is the amount of the benefit payment prior to the reduction to repay Debt.
If there is value in the Loan Account (also known as the Collateral Account), the Loan Account will be reduced by the amount of the benefit payment used to repay Debt.
Impact Of Benefit Payments On Policy
Policy and Rider Values: Benefit payments will reduce certain values of your Policy and other riders by multiplying such values by a reduction ratio. The following values will be reduced:
1.	Specified Amount;
2.	The Fixed Account Value and/or Sub-Account(s) will be reduced in the same proportion as the balances are invested in such account(s).
3.	If any No-Lapse Enhancement Rider is attached to your Policy, the following will be reduced:
a.	the No-Lapse Value;
b.	the Reset Account Value;
c.	the Guaranteed Minimum Death Benefit; and
d.	the Reset Death Benefit.
Debt will be reduced as described in the “Reduction in Benefit Payments Due to Debt” provision. The reduction ratio used is equal to (1) minus (2), then divided by (1), where:
(1)	is your Policy’s Specified Amount immediately prior to the benefit payment; and
(2)	is the amount of the benefit payment.
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LTC Benefit Pool Acceleration: On the date a claim is approved, the LTC Benefit Pool will be fixed and will not change for the duration of the claim. All LTC acceleration payments will be paid from the Remaining LTC Benefit Pool described in the “Benefits Available” provision.
Once your claim is approved, we will transfer any Accumulation Value from the Separate Accounts to the Fixed Account. Any applicable transfers will be made at the end of the Valuation Day following approval of your claim. While LTC benefits are being paid, allocation of Accumulation Value will not be allowed into any Separate Account and all Premium Payments received will be allocated to the Fixed Account. Allocation Requirements described in the Policy or attached riders will not apply once a claim is approved and until LTC benefits are no longer being paid.
New Loans and Partial Surrenders (Withdrawals): In any Policy Month in which a benefit under this rider is paid, we will not grant a new loan or allow a Partial Surrender against your Policy.
Availability of Policy Death Benefit Proceeds: While receiving benefits under this rider, except for Caregiver Training, your Death Benefit Proceeds will never be less than the Remaining LTC Benefit Pool minus Debt. If the Insured dies while receiving benefits under this rider, we reserve the right to withhold payment of any Death Benefit Proceeds that would otherwise be payable until we have verified that we have received all remaining claims for Covered Services. Any Death Benefit Proceeds paid will include interest as provided under your Policy.
When LTC benefits are no longer being paid: If we determine that the Insured no longer meets the requirements of being Chronically Ill, has not filed a subsequent claim, or received reimbursement for Covered Services for a minimum of a continuous 90-day period, or at your request, we will close your claim. Prior to closing your claim, we will send your written notification. Once your claim is closed, the LTC Benefit Pool will no longer be fixed and may be adjusted.
You may submit a request to reallocate any Accumulation Value in the Fixed Account once your claim is closed. Transfer limitations from the Fixed Account will be waived for this request.
Lapse and Lapse Protection
Waiver of Rider Charges and Fees: The Monthly LTC Rider Charge and Monthly Administrative LTC Rider Fee, including those used in the calculation of the No-Lapse Enhancement Rider will not be deducted on the Monthly Anniversary Day immediately following the date a benefit under this rider is paid. Monthly Deductions for the Policy and any other riders will continue, subject this rider’s “Policy and Rider Lapse Protection” provision (as described below).
Policy and Rider Lapse Protection: If your Policy would otherwise enter the Grace Period on any Monthly Anniversary Day immediately following the date a benefit under this rider is paid, the entire Monthly Deduction described in your Policy, including all Monthly Deductions for any No-Lapse Enhancement Rider attached to your Policy, will be waived, and your Policy and this rider will not lapse.
The Death Benefit Proceeds available while your Policy is kept in force under this provision will be limited to no more than the Remaining LTC Specified Amount minus Debt.
Once benefits under this rider are no longer being paid, you may have to pay additional Premium and/or repay outstanding Debt to prevent your Policy from Lapsing.
Grace Period: Your Policy and this rider will enter the Grace Period as described in your Policy’s “Grace Period” provision, subject to the No-Lapse Enhancement Rider under your Policy and this rider’s “Waiver of Rider Charges and Fees” and “Policy and Rider Lapse Protection Feature” provisions.
Benefits After Lapse: If you Policy Lapses, we will continue to reimburse costs incurred for such services subject to the terms and conditions of this rider if the confinement began while this rider was in force and continues without interruption after the Policy and rider terminate. Please refer to your rider for additional information.
Reinstatement of Rider: In the event of a lapse subject to terms and conditions your Policy may be reinstated. This Rider will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse. Please refer to your rider for additional information.
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Claims
We must receive notice of your claim within 60 days after the date the covered loss starts. (State variations may apply.) Please see your Policy and rider for additional information. Once you have notified us of your intent to file a claim, we will provide the forms you need to complete to file the claim. You must return the completed, signed forms to us to the address provided on the forms. If we determine that the claim is eligible for payment, we will pay the claim directly to you, or if requested, to the service provider. All payments will be made no less frequently than once per Policy Month.
Once you begin receiving benefits, we reserve the right, from time to time, to verify that the Insured and the Insured’s care providers meet all eligibility requirements of this rider. The Insured must be reassessed by his or her Licensed Health Care Practitioner, at least once every 12 months, and certify to us that the Insured remains Chronically Ill. Generally, Proof of loss (reasonably determined by us) must be received within 30 days after the end of each Policy Month for which benefits are sought.
We will inform you, in writing, if your claim or any part of your claim has been denied and provide you with an explanation for the denial as soon as reasonably possible. If you do not agree with our decision, you have the right to appeal. Any request to appeal must be made in writing and must include any and all information you believe necessary for our consideration of the appeal. If we discover any fraudulent act or acts in connection with a claim, we shall have the right to recover any payments and/or to decline to continue paying benefits that result from such fraudulent act or acts.
Tax Treatment of Benefits
This rider is intended to be a qualified long-term care insurance contract under Section 7702B of the Internal Revenue Code of 1986, as amended. The benefits paid under this rider are intended to be treated as accelerated death benefits for federal tax purposes on the life of a chronically ill insured person receiving qualified long‐term care services within the meaning of section 7702B(c)(1) of the Code.
The benefits paid under this rider are intended to qualify for exclusion from income subject to limitations. Generally, long-term care payments from all sources with respect to an insured person will be limited to the higher of the annual per diem limit or the amount of actual qualifying long-term care expenses, reduced by any reimbursements received for the qualifying long-term care services provided for the insured.
Charges for the Rider will be deducted from the cash value of the life insurance policy. In accordance with Code section 72(e)(11), these deductions will reduce your investment in the contract (but not below zero) and will not be included in income even if you have recovered all of your investment in the contract. If the life insurance policy is owned by a person other than the insured, benefit payments may not meet the requirements for favorable tax treatment.
This discussion of the tax treatment of the long-term care rider is not meant to be all inclusive. Due to the complexity of these tax rules, you are encouraged to consult your legal or tax advisor regarding these matters.
Termination of Rider
The rider and all rights under it will terminate upon the earliest of the following:
1.	the date we receive your request to return it under this rider’s right to examine provision;
2.	the Valuation Day on or next following the date we receive your request to terminate your Policy;
3.	the Monthly Anniversary Day on or next following the date we receive your election of the Overloan Protection Feature under the Overloan Protection Rider, if attached;
4.	the Monthly Anniversary Day on or next following the date you receive a benefit under any other Acceleration of Benefits Rider attached to your Policy;
5.	the date the Remaining LTC Benefit Pool is reduced to zero;
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6.	the date your Policy’s Specified Amount and the Remaining LTC Benefit Pool are both reduced to zero, which will cause the termination of both this rider and your Policy; or
7.	the date the Insured dies, which will cause the Death Benefit Proceeds to become payable under your Policy.
Charges and fees deducted for this rider on the Monthly Anniversary Day immediately preceding the date your Policy and this rider terminate in accordance with items (2) or (7) above will be returned as a credit to your Policy.
Bonus Rider:   You must apply for this rider at the time you apply for your Policy. The rider can provide a Bonus Rider Benefit Amount if the Bonus Rider Conditions are met. The Bonus Rider Benefit Amount uses the change in value of the S&P 500 Index to calculate a credit that will be applied to the Separate Account Value or Fixed Account Value, subject to the change in the value of the Index and certain factors as shown in your Policy Specifications.
The current Index that is being used to calculate the Bonus Rider is the S&P 500 Index. If an Index is discontinued, or if an Index calculation changes substantially, we will select an alternative Index and you will be provided with a supplement to your prospectus in the event that such a change is made. The S&P 500 Index is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by The Lincoln National Life Insurance Company. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The Lincoln National Life Insurance Company’s product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.
The rider’s benefits: Subject to the Bonus Rider Conditions described below, and following the Policy’s Right to Examine Period, beginning on the Initial Bonus Option Start Date (the 15th day of the calendar month or the next business day, if this day coincides with a weekend, customary holiday, or a date in which the New York Stock Exchange is closed) and each Bonus Option Start Date (the 15th of each subsequent calendar month following the Initial Bonus Option Start Date) that this Rider is active, this Rider subtracts a portion of the Separate Account Value (the “Bonus Rider Charge”) and creates an Open Bonus Option. The new Open Bonus Option will credit a Bonus Rider Benefit Amount, if any, to the Accumulation Value on its Bonus Option Maturity Date. If this Rider is inactive, a monthly Bonus Rider Charge will not be subtracted from the Separate Account Value and Bonus Options will not be opened on subsequent Bonus Option Start Dates.
Each calendar month this Rider is in force, you can elect to have this Rider be active or inactive. We must receive your election no later than two business days prior to a Bonus Option Start Date. If we receive your election to make this Rider active one business day prior to, or on a Bonus Option Start Date the activation will be delayed until the next available Monthly Bonus Option Date. If we receive your Election to make this Rider inactive one business day prior to, or on a Monthly Bonus Option Date the deactivation will be delayed until the next available Monthly Bonus Option Date.
Each Bonus Option has a Bonus Option Duration which is the length of time it takes for a Bonus Option to mature. The Bonus Option Duration is shown in the Policy Specifications.
Bonus Rider conditions: In order for a Bonus Option to be started, the following conditions must be met on the Initial Bonus Option Start Date and each Bonus Option Start Date:
a. The Policy must be in force;
b. The Bonus Rider must be active;
c. The Policy must have Separate Account Value;
d. The Policy is not in a grace period;
e. The Policy’s death benefit is not being accelerated under any Long-Term Care Rider; and
f. The Insured is living.
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In order for you to receive a Bonus Rider Benefit Amount, the following conditions must be met on a Bonus Option Maturity Date:
a. The Policy must be in force; and
b. The Insured is living.
Any Bonus Rider Benefit Amount will be applied as explained in the ”Payment of Bonus Rider Benefit Amount” provision below.
How we calculate the Bonus Rider Benefit Amount: One business day prior to the Initial Bonus Option Start Date and one business day prior to each subsequent Bonus Option Start Date that the Bonus Rider Conditions are met a monthly Bonus Rider Charge will be subtracted from the Separate Account Value. The Bonus Rider Charge will be subtracted from any Sub-Account(s) in the same proportion as the balances invested in the total of such Sub-Account(s) as of the Bonus Option Date. The Bonus Rider Charge is determined as follows:
a. the monthly Bonus Rider Charge Rate shown in the Policy Specifications;
b. multiplied by the Separate Account Value on the Bonus Option Start Date.
The Bonus Rider Charge will not be subtracted from the Policy’s Fixed Account; it will only be subtracted from the Separate Account Value.
If any No-Lapse Enhancement Rider is attached to the Policy and in force, the No-Lapse Value Premium Load used to calculate the No-Lapse Value will be increased due to the presence of the Bonus Rider at issue. The No-Lapse Value Premium Load will not be increased after the Policy is issued or decreased if the Bonus Rider is terminated. The No-Lapse Value Premium Load is used in calculating the No-Lapse value, which is separate and distinct from the Bonus Rider Charge taken from the Separate Account Value.
Impact on Death Benefit Proceeds: If your Policy has Separate Account Value on a Bonus Option Maturity Date, any Bonus Rider Benefit Amount will be applied to the Sub-Account(s) in the same proportion as the balances invested in the total of such account(s) as of the Bonus Option Maturity Date. If your Policy does not have Separate Account Value on a Bonus Option Maturity Date, any Bonus Rider Benefit Amount will be applied to the Fixed Account.
Impact on the Policy’s Grace Period: If the Policy is in a Grace Period and this Rider is active, Bonus Options will not be started. However, if the Policy is in a Grace Period on a Bonus Option Maturity Date, any Bonus Rider Benefit Amount will be applied to the Accumulation.
Impact of Policy Surrender: If you request a Full Surrender of your Policy with any Bonus Option(s) that have not reached their Bonus Option Maturity Date(s), you will not receive any Bonus Rider Benefit Amount(s) for those Bonus Option(s).
Impact of Death: If the Insured’s death occurred with any Bonus Option(s) that have not reached their Bonus Option Maturity Date(s), you will not receive any Bonus Rider Benefit Amount(s) for those Bonus Option(s).
Impact of Other Riders and Benefits: If any of the following Riders are attached to your Policy, the Riders may have an impact on the Bonus Rider.
Waiver of Monthly Deduction Benefit Rider: If the Insured is on Total Disability, as provided and defined under any Waiver of Monthly Deduction Rider, the Bonus Rider will be inactive.
Long-Term Care Rider: While the Policy’s death benefit is being accelerated under any Long-Term Care Rider:
1. No Bonus Rider Charge will be subtracted from the Policy;
2. No new Bonus Options will be started; and
3. If there are any Bonus Option(s) when acceleration of the Policy’s death benefit begins, any Bonus Rider Benefit Amount(s) will be applied to the Fixed Account.
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4. If acceleration of the Policy’s death benefit stops under the Long-Term Care Rider, and you transfer Accumulation Value into the Sub-Account(s), but the Bonus Rider is inactive, you can submit an election to activate the Bonus Rider subject to the Bonus Rider active and inactive elections.
5.If acceleration of the Policy’s death benefit stops under the Long-Term Care Rider, you transfer Accumulation Value into the Sub-Account(s), and the Bonus Rider is still active, the Bonus Rider Charges will resume on the next Bonus Option Start Date following the end of the acceleration of the Policy’s death benefit and Bonus Option(s) will be opened subject to the Bonus Rider conditions provision above.
Reinstatement of this Rider: If the Policy terminates and is reinstated following Lapse, this Rider will be permanently inactive. Upon reinstatement, you will not receive any Bonus Rider Benefit Amount(s) for any Bonus Options that reached their Bonus Option Maturity Date(s) while the Policy was terminated. If this Rider is reinstated with any Bonus Option(s) that have not reached their Bonus Option Maturity Date(s) the crediting of any Bonus Rider Benefit Amount(s) will be applied to the Accumulation Value.
When will this Rider terminate: This Rider and all rights under it will terminate upon the earliest of the following:
a. The termination or lapse of the Policy; or
b. The Policy Anniversary immediately prior to the Insured’s Attained Age 121.
Change of Insured Rider.   With this rider, you may name a new Insured in place of the current Insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current Insured’s 65th birthday. There is no separate charge for this rider; however, policy charges applicable to the new Insured may differ from charges applicable to the current Insured. Exercising the Change of Insured Rider is a fully taxable event.
Enhanced Surrender Value Rider.  If desired, you must select this rider when you initially apply for insurance. The rider provides an enhanced Surrender Value without imposition of a Surrender Charge if you fully surrender your Policy during the first five Policy Years (the “Enhanced Surrender Value Period”). This rider does not provide for enhanced Surrender Value for Partial Surrenders, loans, or in connection with the exchange of this Policy for any other policy. This rider will terminate at the earliest of the Full Surrender of the Policy for the benefit provided by this rider; the end of the fifth Policy Year; lapse of the Policy; or exchange, replacement, or any termination of the Policy except for the benefits provided by the Change of Insured Rider. In Policy Years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.
If the Policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Surrender Value payable on the date your Policy is surrendered will equal:
1)	the Policy's Accumulation Value; minus
2)	Debt.
The following example demonstrates hypothetical Accumulation Values and Surrender Values with and without the Enhanced Surrender Value Rider during the first five Policy Years of the Policy described below:
Sample Policy
•	Insured: Male Standard Non-tobacco, age 45
•	Specified Amount: $1,000,000
•	Planned annual Premium Payment: $35,000
•	No Debt
•	Assumed Investment Return: 8.00% gross (7.49% net)*

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End of Year	Accumulation Value Without ESV Rider	Surrender Value Without ESV Rider	Accumulation Value With ESV Rider	Surrender Value With ESV Rider
1	$29,240	$0	$29,240	$29,240
2	$60,214	$26,644	$59,437	$59,437
3	$93,040	$60,190	$91,433	$91,433
4	$127,915	$95,795	$125,421	$125,421
5	$165,017	$133,637	$161,577	$161,577
*	The Assumed Investment Return shown is illustrative only. Your investment return may be higher or lower than the rate used to create this table. The table is intended to illustrate the effect(s) of the application of the ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.
No-Lapse Enhancement Rider:   We will automatically issue this Rider with your Policy and there is no charge for it. This Rider provides you with a limited benefit in the event that your Policy would otherwise lapse. It does not provide any additional death benefit amount or any increase in your policy value and it does not provide any type of market performance guarantee. While this Rider is effective, there are certain requirements and limitations that are imposed which may restrict the allocations you may wish to make. These are described in the “Allocation Requirements” section below.
The Rider’s benefit: The Rider consists of the No-Lapse Value provision (the “No-Lapse Value Provision”) and the Reset Account Value provision (the “Reset Account Value Provision”). Under this Rider, if the Policy’s Surrender Value is insufficient to cover the Monthly Deductions, your Policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Debt, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Debt, are zero or less, this Rider will not prevent your Policy from lapsing. The “No-Lapse Value” and “Reset Account Value” are reference values only and are determined as described below using Reference Rates and fees unique to each provision. These Reference Rates and fees are fixed at issue for the life of the Policy and are different from the rates and fees we use to calculate the Accumulation Value of the Policy.
How long the protection lasts: The duration of lapse protection provided by this Rider will be determined monthly and may vary based on the amount and timing of Net Premium Payments that are paid, interest credited, the amount of any Partial Surrenders, and rates and fees for the Rider. Payment of Premiums higher than the Planned Premium and interest credited on Net Premiums will increase the duration of lapse protection. Partial Surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection. Also, the duration of lapse protection provided by this Rider may be impacted by certain factors including:
a.	Changes in premium timing, frequency or amount, including those Premium Payments paid;
i. later than the month following the Planned Premium due date, which may shorten the duration of lapse protection,
ii. more than a month earlier than the Planned Premium due date, which may lengthen the duration of the lapse protection;
iii. more frequently than your scheduled Premium Payments, which may shorten the duration of lapse protection for the same amount of total Premium pay in a year;
iv. less frequently than your scheduled Premium Payments, which may lengthen the duration of lapse protection for the same amount of total Premium paid in a year;
v. in lesser amount than the Planned Premium, which may shorten the duration of lapse protection; and
vi. paid in greater amounts than the Planned Premium, which may lengthen the duration of lapse protection.
b.	Your request(s) to initiate policy changes such as loans, Partial Surrenders, increases in Specified Amount, the addition of Riders, or exercising rider benefits, which may shorten the duration of lapse protection.
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c. Your request(s) to initial policy changes such as decreased in Specified Amount or the removal of Riders which may lengthen the duration of lapse protection.
All Premiums received between two Monthly Anniversary Days will be credited as if they had been received as of the prior Monthly Anniversary Day in relation to the actual premium receipt date. This means that the Premium will be treated as having been received before the calculation of the No-Lapse Value Monthly Deduction, Reset Account Value Monthly Deduction and interest crediting. This treatment of effective date of Premiums only applies for the purposes of calculating the No-Lapse Value and the Reset Account Value. All Premiums received in the Policy Month prior to a decrease in the No-Lapse Value Premium Load and the Reset Account Value Premium Load will receive the lower No-Lapse Value Premium Load and the Reset Account Value Premium Load, as shown in the Policy Specifications.
To help ensure that any changes you make to your Policy will accomplish your insurance objective, we encourage you to request a personalized policy illustration from your registered representative that shows the impact of such changes to future death benefits, policy values, and the duration of this Rider’s lapse protection.
Impact on Guaranteed Minimum Death Benefit Options: At the time of application, you will elect a Guaranteed Minimum Death Benefit Option. Once elected, the GMDB Option cannot be changed. The following are the two options:
•	Option 1: Until the Insured’s Attained Age 90, the GMDB will be the Initial Specified Amount less any decreases in the Specified Amount. At the Insured’s Attained Age 90, the GMDB will automatically be reduced and set equal to the Initial Specified Amount minus any benefit payments under an acceleration of benefits or the Long-Term Care Rider, multiplied by 50%, unless the GMDB at the Insured’s Attained Age 90 is below this amount.
•	Option 2: The Initial Specified Amount less any decreases in the Specified Amount.
Impact on Death Benefit Proceeds: If this Rider is actively preventing the Policy from Lapse, the death benefit payable will be determined as described below. Otherwise, the death benefit payable will be determined per the Death Benefit Proceeds provision of the Policy. (See section headed “Death Benefits” form more information.)
Each provision triggers a different death benefit, which are different from the Death Benefit Proceeds otherwise applicable under the Policy. If the requirements of only one of these provisions are met, the Death Benefit Proceeds payable will be calculated under that provision. If the requirements of both of these provisions are met, the Death Benefit Proceeds payable will be the greater of the Death Benefit Proceeds calculated under each provision.
If the Insured dies while the No-Lapse Provision is maintaining the Policy in force, the Death Benefit Proceeds will be equal to: the Guaranteed Minimum Death Benefit plus any Riders or benefits that are payable, less any debt and Partial Surrenders processed after the Insured’s date of death. Note: While you can’t request an increase in the GMDB, if the current Specified Amount is decreased below the GMDB, the GMDB will automatically be decreased to an amount equal to the reduced Specified Amount.
If the Insured dies while the Reset Account Value Provision is maintaining the Policy in force, the Death Benefit Proceeds will be equal to the Reset Death Benefit plus any Riders or benefits that are payable, less any Debt and Partial Surrenders after the Insured’s date of death.
The Reset Death Benefit on the Policy Date equals the Initial Specified Amount shown in the Policy Specifications. If the current Specified Amount is decreased below the Reset Death Benefit, the Reset Death Benefit will automatically be decreased to an amount equal to the new reduced Specified Amount. The Reset Death Benefit decrease will become effective on the same date as the decrease in current Specified Amount. You cannot request an increase in the Reset Death Benefit.
What happens when the Rider’s benefits go into effect: During any time that this Rider is preventing the Policy from Lapse, the following will occur as applicable:
a.	Monthly Deductions will continue to be accumulated, but will not be deducted. The Surrender Value will not be less than zero. Cost of Insurance rates will not be charged on an amount greater than the death benefit at
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the beginning of the Policy Month. Any Death Benefit Proceeds payable will not be reduced by the accumulated unpaid Monthly Deductions.
b.	Loan interest will continue to accrue and will be added to the total amount of Debt.
If the Rider is no longer preventing Lapse, or upon termination of the No-Lapse Enhancement Rider, whichever occurs first, any accumulated unpaid Monthly Deductions will need to be repaid in addition to the amount described in the Grace Period provision in order to keep the Policy in force.
Impact on the Policy’s Grace Period: The Grace Period provision of the Policy will begin on the Monthly Anniversary Day on which the No-Lapse Value, less Debt, and the Reset Account Value, less Debt, are less than or equal to zero and the Policy has met the conditions for entering the Grace Period. You will be notified of the pending Lapse as provided under that provision.
Allocation Requirements: While this Rider is effective, there are certain allocation constraints and investment requirements that are or may be imposed. This means that you may be restricted in your choice of and/or in how much you can invest in certain Sub-Account(s) and/or the Fixed Account. If you do not comply with these requirements, the Rider will terminate and, if the Rider terminates, the Policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions.
Currently, the following allocation constraints apply:
a. Automatic Rebalancing will be in effect when the Policy is issued and you must maintain Automatic Rebalancing in order to keep this Rider in effect. If you discontinue Automatic Rebalancing after the Policy is issued, this Rider will terminate. (Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic Rebalancing.)
b. This Rider limits the use of the money market Sub-Account to the following: (a) for the purposes described in the “Right to Examine Period” section of this prospectus; and (b) as an account from which to transfer funds for the Dollar Cost Averaging program as described in the section headed “Optional Sub-Account Allocation Programs”. Please note that any balance remaining in the money market Sub-Account upon termination of Dollar Cost Averaging will need to be transferred to other Sub-Account(s) or the Fixed Account, as specified by you. Use of the money market Sub-Account other than as described above will result in the Rider terminating.
Other than as described above, we do not currently impose investment restrictions. However, we may establish investment restrictions in the future. Any future investment restrictions may be in the form of one or both of the following:
a. a maximum percentage of the Policy’s Accumulation Value to be permitted in certain Sub-Accounts, particularly those with higher than average volatility, or the Fixed Account; or
b. a minimum percentage of the Policy’s Accumulation Value to be required in certain Sub-Accounts, particularly those with lower than average volatility (please review the “Sub-Accounts and Funds” section of this prospectus).
The decision to impose these investment restrictions will be based on an annual review of the Separate Account and General Account investments of all Owners of this product, their investment concentrations, the general market conditions and the style and investment objectives of the Sub-Account investments. Any investment restrictions will be limited to the extent necessary to respond to the market and investment factors noted above which undermine our ability to preserve the No-Lapse protection provided under the Policy and its rider.
While we currently do not impose such investment restrictions other than the allocation constraints noted above, you will receive a listing of the accounts (i.e. Sub-Accounts, Fixed Account) for which allocations are restricted or to which allocations should be directed. If the decision to implement any of these restrictions is made after the Policy has been delivered to you, you will be notified in writing and advised if it is necessary to reallocate the Policy’s Accumulation Value or subsequent Premium Payments among the Sub-Accounts or the Fixed Account. We will not reallocate any of your Policy’s Accumulation Value except pursuant to your instructions in writing or by telephone
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(if you have previously authorized telephone transfers in writing). If you choose not to reallocate the Policy’s Accumulation Value to comply with the restrictions, the Rider will terminate.
How we determine the No-Lapse Value: The No-Lapse Value is a reference value only (and it may become less than zero). It is not used in determining the Accumulation Value or death benefit provided by the Policy. The No-Lapse Value on the Policy Date will be the initial Premium received, plus the No-Lapse Value Premium Credit as shown in the Policy Specifications, less the No-Lapse Monthly Deduction for the first Policy Month.
On each Monthly Anniversary Day, the No-Lapse Value is calculated taking into account the following:
1.	The No-Lapse Value on the preceding Monthly Anniversary Day;
2.	Premiums received since the preceding Monthly Anniversary Day (either adding the amount of the No-Lapse Value Premium Credit or subtracting the amount of the No-Lapse Value Premium Load based on Policy Years as shown in the Policy Specifications);
3.	Partial Surrenders (i.e. withdrawals) since the preceding Monthly Anniversary Day;
4.	Accumulated No-Lapse Value Credited Interest (interest credited to the No-Lapse Value daily) is calculated using the interest rates shown in the table of No-Lapse Value Credited Interest rates shown in the Policy Specifications;
5.	The No-Lapse Value Monthly Deduction described below for the Policy Month following the Monthly Anniversary Day; and
6.	The Surrender Charge, if any, as determined from the Table of Surrender Charges shown in the Policy Specifications for any decrease in Specified Amount on the Monthly Anniversary Day.
The Guaranteed Minimum Death Benefit (“GMDB”) is determined by the GMDB Option that you elected and is shown in the Policy Specifications. If the current Specified Amount is decreased below the GMDB, the GMDB will automatically be decreased to an amount equal to the reduced Specified Amount. The GMDB decrease will become effective on the same date as the decrease in current Specified Amount. You cannot request an increase in the GMDB. Please see the “Death Benefit Option” section for more information.
How we determine the No-Lapse Value Monthly Deduction and the No-Lapse Value Cost of Insurance: The No-Lapse Value Monthly Deduction for a Policy Month equals the sum of the No-Lapse Value Cost of Insurance as described below, the cost of any additional benefits provided by other rider(s) for the Policy Month and the No-Lapse Value Monthly Policy Fee, and after deducting the No-Lapse Monthly Administrative Fee as shown in the Policy Specifications.
The No-Lapse Value Cost of Insurance will be the result of (1) minus (2), multiplied by (3), and divided by 1,000, where:
(1) Is the No-Lapse Death Benefit Value described below at the beginning of the Policy Month, divided by the Net Amount at Risk Discount Factor shown in the Policy Specifications;
(2) Is the larger of:
i. the No-Lapse Value at the beginning of the Policy Month after the deduction of the No-Lapse Value Monthly Policy Fee and after the deduction of the No-Lapse Value Monthly Administrative Fee but prior to the deduction for the monthly No-Lapse Value Cost of Insurance; or
ii. zero if the No-Lapse Value is less than zero.
(3) Is the applicable No-Lapse Factor described in the Policy Specifications. The No-Lapse Factor may be modified by the Table of Funding Level Threshold Percentages and resulting reduction factor, if applicable, as described in the Policy Specifications.
The Funding Level, mentioned above, is measured by dividing the No-Lapse Value on the Monthly Anniversary Day by the current Guaranteed Minimum Death Benefit. The Funding Level is used in the Table of Funding Level
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Threshold Percentages shown in the Policy Specifications to determine if the No-Lapse Factor will be modified by a reduction factor. The No-Lapse Factor is used to calculate the No-Lapse Cost of Insurance.
How we calculate the No-Lapse Death Benefit Value: The No-Lapse Death Benefit Value is equal to the Guaranteed Minimum Death Benefit plus the amount of any increases in the Specified Amount. The No-Lapse Death Benefit Value is used only to determine the monthly No-Lapse Value Cost of Insurance; it is not used to determine the death benefit provided by the Policy or this Rider.
How we determine the Reset Account Value: The Reset Account Value is a reference value (which may become less than zero) and is not used in determining the Accumulation Value or death benefit provided by the Policy. The Reset Account Value on the Policy Date will be the initial Premium received, less the Reset Account Premium Load, as shown in the Policy Specifications, and less the Reset Account Monthly Deduction for the first Policy Month:
On each Monthly Anniversary Day, the Reset Account Value is calculating taking into account the following:
1.	the Reset Account Value on the preceding Monthly Anniversary Day;
2.	Premiums received since the preceding Monthly Anniversary Day, subtracting the amount of the Reset Account Value Premium Load;
3.	Partial Surrenders (i.e. withdrawals) since the preceding Monthly Anniversary Day;
4.	Accumulated Reset Account Value Credited Interest (interest credited to the Reset Account Value daily) is calculated using the Reset Account Value Credited Interest rate shown in the Policy Specifications;
5.	The Reset Account Value Monthly Deduction described below for the Policy Month following the Monthly Anniversary Day; and
6.	the Surrender Charge, if any, as determined from the Table of Surrender Charges shown in the Policy Specifications for any decrease in Specified Amount on the Monthly Anniversary Day.
On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on that Policy Anniversary is less than the Accumulation Value on that same Policy Anniversary, the Reset Account Value will be reset to equal the Accumulation Value.
How we determine the Reset Account Monthly Deduction and the Reset Account Cost of Insurance: The Reset Account Monthly Deduction for a Policy Month equals the sum of the Reset Account Value Cost of Insurance as described below the cost of any additional benefits provided by other rider(s) for the Policy Month and the Reset Account Monthly Administrative Fee shown in the Policy Specifications.
The Reset Account Value Cost of Insurance will be the result of (1) minus (2), multiplied by (3), and divided by 1,000, where:
(1) is the Reset Account Death Benefit Value at the beginning of the Policy Month, divided by the Net Amount at Risk Discount Factor shown in the Policy Specifications;
(2) is the Reset Account Value at the beginning of the Policy Month after the deduction of the Reset Account Value Monthly Administrative Fee but prior to the deduction for the monthly Reset Account Value Cost of Insurance, or zero if the Reset Account Value is less than zero, and
(3) is the Reset Factor as described in the Policy Specifications.
How we calculate the Reset Account Death Benefit Value: The Reset Account Death Benefit Value is equal to the Reset Death Benefit plus the amount of any increases in Specified Amount. The Reset Account Death Benefit Value is used only to determine the monthly Reset Account Value Cost of Insurance; it is not used to determine the death benefit provided by the Policy or this Rider.
When will the Rider terminate: The Rider and all rights provided under it will terminate automatically on the first of the following to occur:
1.	the Insured reaches age 121;
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2.	the surrender or other termination of the Policy;
3.	you request to terminate Automatic Rebalancing;
4.	you use the money market Sub-Account other than as described in the Allocation Requirement above; or
5. an allocation restriction, described in the Allocation Requirements section above is imposed and you do not take corrective action within 61 days after the date of mailing of the notice of the imposition of such restriction.
If this Rider terminates due to item (1) above, coverage will continue as described in the Continuation of Coverage section of this prospectus, and the Death Benefit Proceeds available under this Rider will continue to apply. If this Rider terminates due to items (3), (4) or (5) above it can result in the need to repay unpaid Monthly Deductions in order to keep your Policy in force and this Rider cannot be reinstated. You should consider your options carefully when choosing to terminate this Rider under one of these conditions. If the Policy terminates and is reinstated, the rider will likewise be reinstated unless the rider had terminated before the Policy terminated.
Overloan Protection Rider.   If this rider is issued with your Policy, you meet the requirements as described in the rider (see below) and you choose to take advantage of the benefit it provides, your Policy will not lapse solely based on Debt exceeding the Surrender Value. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.
We will automatically issue this rider with your Policy if the death benefit qualification test chosen is the Guideline Premium Test. This rider is not available if you have chosen the Cash Value Accumulation Test as the basis for the Policy qualifying as life insurance under federal tax law and the benefit is not available to you if the Policy is a Modified Endowment Contract. While there is no charge for adding this rider to your Policy, if you choose to exercise this benefit, there is a one-time charge shown in the Policy Specifications. (See Table II and Policy Charges and Fees section of this prospectus.)
In addition to the conditions mentioned above the following must be met at the time the benefit is exercised:
(1)	Policy Debt is larger than the Specified Amount; and
(2)	The Policy has been in force for a minimum number of Policy Years (“Minimum Policy Years in Force”) as shown in the Policy Specifications; and
(3)	Any Insured identified in the Policy Specifications has attained the age shown as “Minimum Attained Age” in the Policy Specifications; and
(4)	The Policy’s Accumulation Value less Debt must be enough to cover the charge as shown in the Policy Specifications; and
(5)	The ratio of Debt to the Policy’s Accumulation Value must be between the Minimum and Maximum Value Threshold Percentages shown in the Policy Specifications; and
(6)	Both the guideline single premium and the guideline level premiums calculated under the Guideline Premium Test must be greater than zero (see the “Death Benefit Qualification Test” section of this prospectus) (unless the youngest Insured has attained or would have attained at least age 100)
Once you exercise the benefit, the following changes will be made to your Policy:
a. We will no longer allow Premium Payments, Partial Surrenders, or changes to the Specified Amount;
b. All other riders will be terminated;
c. No additional Monthly Deductions will be taken;
d. The Separate Account Value (also referred to the “Variable Account Value” in the rider), if any, will be transferred to the Fixed Account. (This transfer will not be subject to any limitations that may otherwise be in effect and will not be assessed a charge. Also, no further transfers will be allowed, and Automatic Rebalancing will end); and
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e. The Policy will become paid-up insurance (i.e. no further payments will be required) and the death benefit will be determined as provided by the Policy but will be no less than the greater of the following, less Debt:
(i) Debt plus $10,000; or
(ii) An amount determined by us equal to the amount required to qualify the Policy as life insurance under the Internal Revenue Code.
You should consult with a qualified tax advisor before exercising this rider, as there may be tax consequences. Also, we will provide you with notice the first time your Policy meets all the conditions and requirements noted above. We strongly recommend that you carefully monitor the performance of your Policy by annually reviewing a projection of the Policy’s benefits and values (an “illustration”) in order to improve your opportunity of meeting the requirements and conditions of the rider.
Premium Reserve Rider:  We will automatically issue this rider with your Policy in states where it is available. The rider allows you to pay Premiums in addition to those you plan to pay for your Policy and to have such amounts accumulate in the same manner as if they had been allocated to your Policy without, as detailed in the rider, being subject to all charges and expenses of your Policy. For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to Surrender Charges) in the event the funds are not needed due to favorable investment performance. Premiums allocated to the Premium Reserve Rider do not increase the Policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk. Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced. However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Debt. The Premium Reserve Rider Accumulation Value is the sum of the (i) values of Sub-Accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), and (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”).
A Premium Load of 10% in Policy Years 1 – 20, and 3% in Policy Years 21 and beyond (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider. We reserve the right to change this charge but guarantee it will not exceed the maximum rates as shown in Table II of this prospectus.
Net Premium Reserve Rider Premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same Premium allocation instruction that you have provided to us for allocating Premiums which you direct to your Policy.
Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily Mortality and Expense Risk Charge as would have been deducted if the Premiums had been allocated to your Policy; however, the Monthly Deductions for your Policy, which include charges for the cost of insurance and the Administrative Fee, and charges for riders to your Policy other than this rider will not be reflected.
You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your Policy at any time.
No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.
In addition, after Policy Year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the Insured reaches age 121 – see section headed “No-Lapse Enhancement Rider”), you may request transfers from the Policy’s Sub-Accounts and Fixed Account to the Premium Reserve Rider for allocation to the Premium Reserve Rider's Sub-Accounts and Fixed Account. Transfers between the Policy and the rider will not be counted against the number of free transfers permitted by the Policy.
The rider provides for the automatic transfer of the entire Accumulation Value of the rider to the Policy in the event:
1)	the Surrender Value under your Policy is insufficient to maintain your Policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your Policy from lapsing; and
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2)	you do not pay at least the amount set forth in the Lapse Notice and your payment is not received by us before the end of the Grace Period.
If the Premium Reserve Rider Surrender Value on the day the Grace Period ends is insufficient to meet the amount then due, your Policy will lapse without value.
If this rider is in force at the time you request a loan on or Partial Surrender of your Policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your Policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the Policy. Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.
In the event of the death of the Insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Debt on the date of death will be added to the death benefit. If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Debt will be added to the death benefit payable under that rider.
The Premium Reserve Rider will terminate at the earlier of the date your Policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your Policy to maintain your Policy in force; or your written request to terminate the rider is received. Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.
Finally, the amount of Premiums you may pay, whether you direct them to your Policy or to your Premium Reserve Rider, are subject to limits which are discussed in the Tax Issues section of the prospectus.
As with your Policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of rider Accumulation Value which may be available to prevent your Policy from lapsing or for providing policy benefits.
The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your Policy. The Premium Reserve Rider Accumulation Value generated by the additional Premiums you pay to the rider may be transferred to the Policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the Policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the Policy to make the Premium Payment required to keep the Policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the Policy should those values be needed to prevent lapse of the Policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the Policy). However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the Owner will permanently lose the ability to allocate any future Premium Payments to the rider.
As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your Policy, assume that you have had your Policy for 11 years and that you have allocated additional Premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of Policy Year 11 is $25,000. Further assume that the No-Lapse Enhancement Rider is no longer preventing your Policy from lapsing, that the Premium required to maintain your Policy in force that is due at the beginning of Policy Year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays. If you do not pay the $15,000 Premium, you will receive a Lapse Notice which will tell you that you need to make a Premium Payment of $15,000 to your Policy. If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the Policy. If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the Policy (and your Premium Reserve Rider will terminate). In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your Policy will avoid lapse of the Policy.
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As a further hypothetical example, again assume that you have had your Policy for 11 years but that you have allocated fewer additional Premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your Policy from lapsing, that the Premium required to maintain your Policy in force that is due at the beginning of Policy Year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the Premium due. But in this example, you would have to then pay the balance of the Premium due, that is $5,000, to us from your savings or from another source outside of the Policy to avoid lapse of your Policy.
You should discuss with your registered representative the needs which purchasing the Policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the Policy’s Accumulation Value. Policy illustrations, which the registered representative can prepare, will help determine the amount of Premiums which should be allocated to paying the costs of the Policy for the death benefit you need. Once that need for a guaranteed death benefit is met and Premium requirements determined, the Owner then could consider whether to allocate additional funds to the rider.
You should carefully weigh the balance between allocating Premiums to the Policy and Premiums to the rider. Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the Specified Amount (which might be the case if those Premiums had been allocated to the Policy). In addition, Premiums allocated to the rider are charged with the Premium Reserve Rider Premium Load as detailed above. Premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Debt) would be paid upon the death of the Insured in addition to the death benefit paid.
However, Premiums allocated to the rider do not increase the Policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges. An illustration can show the impact that paying a higher level of Premiums would have on the Policy’s cost of insurance: that is as Accumulation Values in the Policy increase (through positive investment results and/or allocating more Premiums to the Policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges. Decreasing policy charges increases the amount of the Policy’s Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.
Your registered representative can prepare illustrations which would reflect the potential impact that different allocations of Premium between the Policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the Policy’s benefits and the rider’s Accumulation Value.
Waiver of Monthly Deduction Rider.  If desired, you must select this rider when you initially apply for insurance. Monthly Deductions will be waived during periods of covered total disability commencing prior to the Policy Anniversary nearest the Insured’s 65th birthday. Charges for this rider, if elected, are part of the Monthly Deductions.
Continuation of Coverage
If the Insured is still living at age 121, and the Policy is still in force and has not been surrendered, the Policy will remain in force until policy surrender or death of the Insured. There are certain changes that will take place:
1)	we will no longer accept Premium Payments;
2)	we will make no further deductions;
3)	policy values held in the Separate Account will be transferred to the Fixed Account;
4)	we will continue to credit interest to the Fixed Account;
5)	we will no longer transfer amounts to the Sub-Accounts; and
6)	we will no longer allow any changes to the Specified Amount.
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However, loan interest will continue to accrue. Provisions may vary in certain states.
Termination of Coverage
All policy coverage terminates on the earliest of:
1)	Full Surrender of the Policy;
2)	death of the Insured; or
3)	failure to pay the necessary amount of Premium to keep your Policy in force.
State Regulation
The state in which your Policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your Policy. You should refer to your Policy for these state specific features.
PREMIUMS
You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum Premium required, except to keep the Policy in force. Premium Payments may be required from time to time in order to insure that the Surrender Value of the Policy is sufficient to pay the Monthly Deductions. Otherwise, the Policy will lapse. (See the “Lapse and Reinstatement” section of this prospectus). Premiums may be paid any time before the Insured attains age 121, subject to our right to limit the amount or frequency of additional Premium Payments. (See the “Planned Premiums; Additional Premiums” section of this prospectus).
The initial Premium must be paid for policy coverage to be effective.
Allocation of Net Premium Payments
Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts and the Fixed Account.
You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Net Premium Payments will be allocated on the same basis as the initial Net Premium Payment unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time.
The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your Policy as of the end of the “Valuation Period” in which it is received in Good Order at our Administrative Office. Premium Payments received from you or your broker-dealer in Good Order at our Administrative Office prior to the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time on a business day), will be processed using the accumulation unit value computed on that Valuation Date. Premium Payments received in Good Order after market close will be processed using the accumulation unit value computed on the next Valuation Date. Premium Payments submitted to your registered representative will generally not be processed by us until they are received from your representative’s broker-dealer.  Premium Payments placed with your broker-dealer after market close will be processed using the accumulation unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., Eastern time). In such instances, Premium Payments received after such early market close will be processed using the accumulation unit value computed on the next Valuation Date.
The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.
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Planned Premiums; Additional Premiums
Planned Premiums are the amount of periodic Premium (as shown in the Policy Specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice. We reserve the right to stop sending Premium reminder notices if no Premium Payment has been made within 2 Policy Years. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic Premium Payments at any time.
In addition to any Planned Premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.
Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied as Premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.
You may increase Planned Premiums, or pay additional Premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments. You may decrease Planned Premiums. However, doing so will impact your policy values and may impact how long your Policy remains in force.
We may require evidence of insurability if any payment of additional Premium (including Planned Premium) would increase the difference between the Specified Amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in Premium will be refunded without interest.
We may decline any additional Premium (including Planned Premium) or a portion of a Premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your Policy exceeds the limit is referred to as the Guideline Premium Test or, if you so elected at the time you applied for the Policy, the Cash Value Accumulation Test. The excess amount of Premium will be returned to you. We may accept alternate instructions from you to prevent your Policy from becoming a MEC. Refer to the section headed “Tax Issues” for more information.
Policy Values
Policy value in your variable life insurance policy is also called the Accumulation Value.
The Accumulation Value equals the sum of the Fixed Account Value, Separate Account Value, and Loan Account Value. At any point in time, we adjust the Accumulation Value by:
1)  Net Premium Payments made;
2)  the amount of any Partial Surrenders;
3)  any increases or decreases as a result of market performance of the Sub-Accounts;
4)  interest credited to the Fixed Account or the Loan Account;
5)  Persistency Bonuses, if any;
6)  Monthly Deductions; and
7)  all charges and fees deducted.
Additional Net Premium Payments will become part of the Accumulation Value which is subject to charges and deductions.
The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. The current value of each Sub-Account is determined by multiplying the number of Variable Accumulation Units credited or debited to that Sub-Account with respect to this Policy by the Variable Accumulation Unit Value of that Sub-Account for such Valuation Period.
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The “Variable Accumulation Unit” is a unit of measure used in the calculation of the value of each Sub-Account. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
1)	the total value of Underlying Fund shares held in the Sub-Account is calculated by multiplying the number of Underlying Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Underlying Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Underlying Fund made during the Valuation Period; minus
2)	the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, if any, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
3)	the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.
In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.
The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily Mortality and Expense Risk Charge, if any multiplied by the number of calendar days in the Valuation Period.
The Fixed Account Value, if any, reflects Net Premium Payments allocated or transferred to the Fixed Account, plus interest credited, any Persistency Bonuses (see below), less transfers from the Fixed Account, and any deductions or Partial Surrenders. Fixed Account principal is not subject to market fluctuation and interest is credited daily at the greater of a rate of 0.00272616% (equivalent to a compounded annual rate of 1%) or a higher rate determined by the Company. Because the interest we credit to the Fixed Account and as a Persistency Bonus are subject to change, they are considered NGEs as described earlier with respect to some of the Policy’s charges and fees. As such, we use a similar approach in making our assessment of whether an adjustment to the interest we credit is to be made. If we make a change to the interest credited under the Fixed Account or Persistency Bonus, we will use Redetermination Classes to make those changes. Such changes can be made in consideration of one or more of the following items which may include but are not limited to: mortality, interest rates, investment earnings, persistency expenses (including reinsurance costs and taxes), policy funding, Net Amount at Risk, loan utilization, capital requirements, and reserve requirements. Any change will apply consistently to all individuals of the same Redetermination Class and will never cause the rate credited to be less than the guaranteed minimums.
The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account Value. Interest is credited based on the Loan Account Value at an effective annual rate of 5% in Policy Years 1 – 10 and 6% in Policy Years 11 and beyond and is allocated to the Policy in accordance with your allocation instructions on file with us at the time the interest is credited.
Persistency Bonus
On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in Policy Year 21, we will credit a Persistency Bonus to Fixed Account and any of the Sub-Account(s) in the same proportion as the balances invested in the total of such account(s) as of the date the credit is applied, at an annual effective rate guaranteed to be not less than 0.01%. In the event that you have allocated Premiums Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in Policy Year 21, a persistency bonus, calculated as described above, will be credited to the Premium Reserve Rider Fixed Account and any of the Premium Reserve Rider Sub-Account(s) in the in the same proportion as the balances invested in the total of such account(s) as of the date the credit is applied. The persistency bonus is based on reduced costs in later Policy Years that we can pass on to policies that are still in force. Our payment of the persistency bonus will not increase or affect the charges and
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expenses of your Policy or any riders other than by virtue of increasing the Sub-Account values and Accumulation Value upon which certain charges and expenses of the Policy are based.
Annual Statement
We will tell you at least annually the Accumulation Value, the number of accumulation units credited to your Policy, current accumulation unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your Policy.
DEATH BENEFITS
The “Death Benefit Proceeds” is the amount payable to the Beneficiary upon the death of the Insured. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. We will pay interest on any Death Benefit Proceeds payable only as required by applicable law. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your Policy. The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is maintaining the Policy in force. The annual statement you receive will show whether or not the No-Lapse Provision is maintaining your Policy in force. As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the Policy.  The Premium Reserve Rider Accumulation Value, if any, less any Debt under the Premium Reserve Rider, will be added to the Policy's Death Benefit Proceeds.  If the Policy's death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Debt under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.
Death Benefit Proceeds
The Death Benefit Proceeds payable upon the death of the Insured will be the greater of:
1)	the Specified Amount on the date of the Insured’s death, plus any Riders or benefits that are payable, less any Debt and Partial Surrenders processed after the Insured’s date of death; or
2)	an amount equal to the Accumulation Value on the date of the Insured’s death, plus any Riders or benefits that are payable, multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any Debt and Partial Surrenders processed after the Insured’s date of death. (Please note that the investment performance of the Sub-Accounts you have chosen will impact the Accumulation Value and therefore may affect the amount of Death Benefit Proceeds payable.)
Changes to the Initial Specified Amount
Within certain limits, you may decrease (reduce) or, with satisfactory evidence of insurability, increase the Specified Amount. Any increase in Specified Amount may increase the Net Amount at Risk and the Cost of Insurance Charge. (See the “Cost of Insurance Charge” section of this prospectus.) The minimum Specified Amount is currently  $100,000 (other limits may apply when your Policy is not fully underwritten).
A Partial Surrender may reduce the Specified Amount. If the Specified Amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced. (See section headed “Policy Surrenders - Partial Surrender” for details as to the impact a Partial Surrender may have on the Specified Amount.)
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You must submit all requests for changes in the Specified Amount in writing to our Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.
If you increase the Specified amount, there will be additional Surrender Charges in the event you request a surrender of the Policy. A Surrender Charge may apply to a decrease in Specified Amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each Policy.
Any Reduction in Specified Amount will be made against the Initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to your Policy. Changes in Specified Amount do not affect the Premium Load as a percentage of Premium.
We may decline any request for Reduction in Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount. We may also decline such a request if it would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of federal income tax law according to the death benefit qualification test you elected at the time you applied for the Policy.
Also, because the death benefit qualification tests, as discussed below, require certain ratios between Premium and death benefit and between the Policy’s Accumulation Value and death benefit, we may increase the Policy’s death benefit above the Specified Amount in order to satisfy the test you elected. If the increase in the Policy’s death benefit causes an increase in the Net Amount at Risk, charges for the Cost of Insurance Charge will increase as well.
Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the Policy’s Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.
Death Benefit Qualification Test
You will have the opportunity to choose between the two death benefit qualification tests defined in Section 7702 of the Internal Revenue Code of 1986 as amended (“Code”), the “Cash Value Accumulation Test” and the “Guideline Premium Test”. If you do not choose a death benefit qualification test at that time, you will be deemed to have chosen the Guideline Premium Test. Once your Policy has been issued and is in force, the death benefit qualification test cannot be changed.
The Guideline Premium Test calculates the maximum amount of Premium that may be paid to provide the desired amount of insurance for an Insured of a particular age. Because payment of a Premium amount in excess of this amount will disqualify the Policy as life insurance, we will return to you any amount of such excess. The test also applies a prescribed percentage factor, to determine a minimum ratio of death benefit to Accumulation Value. A table of the applicable percentage factors will be included as a part of the Policy Specifications when you receive your Policy.
The Cash Value Accumulation Test requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the “Net Single Premium” required to fund the future benefits under the Policy. (The “Net Single Premium” is calculated in accordance with Section 7702 of the Code and is based on the Insured’s age, risk classification and gender.) At any time the Accumulation Value is greater than the Net Single Premium for the proposed death benefit, the death benefit will be automatically increased by multiplying the Accumulation Value by a percentage that is defined as $1,000 divided by the Net Single Premium. A table of the applicable percentage factors will be included as a part of the Policy Specifications when you receive your Policy.
The tests differ as follows:
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(1)	The Guideline Premium Test expressly limits the amount of Premium that you can pay into your Policy while the Cash Value Accumulation Test does not.
(2)	The factors that determine the minimum death benefit relative to the Policy’s Accumulation Value are different and required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test.
(3)	If you wish to pay more Premium than is permitted under the Guideline Premium Test, for example to target a funding objective, you should consider the Cash Value Accumulation Test, because it generally permits the payment of higher amounts of Premium. Please note that payment of higher Premiums could also cause your Policy to be deemed a MEC (see Tax Issues, sub-section Policies That Are MEC's in your prospectus).
(4)	If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the Guideline Premium Test will better serve this objective.
(5)	While application of either test may require an increase in death benefit, any increase in the Cost of Insurance Charges that arises as a result of the increase in the Policy’s Net Amount at Risk will generally be less under the Guideline Premium Test than under the Cash Value Accumulation Test. This is because the required adjustment to the death benefit under the Guideline Premium Test is lower than that which would result under the Cash Value Accumulation Test.
You should consult with a qualified tax advisor before choosing the death benefits qualification test.
Please ask your registered representative for illustrations which demonstrate the impact of selection of each test on the particular policy, including any riders, which you are considering.
Payment of Death Benefit Proceeds
Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the Insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
After receipt at our Administrative Office of proof of death of the Insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the Owner or the Beneficiary. Payment of the Death Benefit Proceeds may be delayed if your Policy is contested or if Separate Account Values cannot be determined.
Every state has unclaimed property laws which generally declare property, including monies owed (such as death benefits) to be abandoned if unclaimed or uncashed after a period of three to five years from the date the property is intended to be delivered or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered and, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you contact us and update your Beneficiary designations, including addresses, if and as they change.
POLICY SURRENDERS
You may surrender your Policy at any time by sending us your Policy along with a written request for surrender. If you surrender your Policy, all coverage will automatically terminate and may not be reinstated. Consult your tax advisor to understand tax consequences of any surrender you are considering.
The Surrender Value of your Policy is the amount you can receive by surrendering the Policy. The Surrender Value is:
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(i) the Policy’s Accumulation Value less any Debt, less any applicable Surrender Charge, plus
(ii) the Premium Reserve Rider Accumulation Value less any Debt, minus
(iii) any Surrender Charge not covered by the Policy's Accumulation Value (which is not deducted in (i) above).
Policy Debt includes loans under the Policy and Premium Reserve Rider Debt includes loans under the Premium Reserve Rider.
If we receive a surrender or Partial Surrender request in Good Order at our Administrative Office before the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time on a business day), we will process the request using the accumulation unit value computed on that Valuation Date.  If we receive a surrender or Partial Surrender request in our Administrative Office after market close, we will process the request using the accumulation unit value computed on the next Valuation Date.  There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., Eastern time). In such circumstances, surrenders or Partial Surrenders requested after such early market close will be processed using the accumulation unit value computed on the next Valuation Date.
Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.
Partial Surrender
You may make a Partial Surrender, withdrawing a portion of your policy values. You must request a Partial Surrender in writing. The amount of any Partial Surrender may not exceed 90% of the Policy's Surrender Value as of the date of your request for a Partial Surrender. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below. If you wish to make a surrender in excess of 90% of the Surrender Value of your Policy, you must specifically request a Full Surrender of your Policy. Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges). Your Policy’s Surrender Value equals the Policy’s Accumulation Value less any Debt, less any applicable Surrender Charges. Policy Loans are Debt under your Policy and will reduce the Surrender Value available to you.
As of the end of the Valuation Day on which there is a Partial Surrender, the Accumulation Value will be reduced by the amount of the Partial Surrender plus any Partial Surrender Fee shown in the Policy Specifications. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values. (See discussion in section headed “Riders—Premium Reserve Rider” for further details.)
A Partial Surrender will reduce the Specified Amount by the greater of:
a. zero; or
b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:
(1) is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications;
(2) is the Specified Amount immediately prior to the Partial Surrender; and
(3) is the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications.
Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated. (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)
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Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.
POLICY LOANS
You may borrow against the Surrender Value of your Policy and the Premium Reserve Rider, if you have allocated Premiums to the Premium Reserve Rider. The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total Debt under the Policy (including Premium Reserve Rider, if any, in Policy Years 1-10) will not exceed 90% of an amount equal to the Accumulation Value less Surrender Charge. A loan agreement must be executed and your Policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the Policy’s death benefit and Accumulation Value.
The amount of your loan will be withdrawn first from Accumulation Values, if any, of the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account and then from the Policy’s Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which Debt (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account of both the Policy and the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the Policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the Policy) accrues at an effective annual rate of 6% in all years, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your Policy. Policy values in the Loan Account are part of the Company's General Account.
The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional Policy Loan, and added to the Loan Account Value.
Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the Policy) at a rate of 5% in years 1 – 10 and 6% in years 11 and beyond so the net cost of your Policy Loan is 1% in years 1 – 10 and 0% thereafter. Such interest credited is transferred to the Policy in accordance with your Net Premium Payment allocation instructions on file with us at the time the interest is credited.
Your outstanding loan balance may be repaid at any time during the lifetime of the Insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise. When making a payment to us, we will apply your payment as Premiums and not loan repayments unless you specifically instruct us otherwise.
If at any time the total Debt against your Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate subject to the conditions in the Grace Period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your Policy lapses while a loan is outstanding, the borrowed amount may be taxable to you to the extent your Policy’s value exceeds your basis in the Policy.
The amount of a benefit paid under the Basic Accelerated Benefits Riders (see section headed “Riders – Basic Accelerated Benefits Riders”) is a lien against the Policy and is considered as a Policy Loan. Therefore, an amount equal to the accelerated benefit paid will be withdrawn first from Accumulation Values, if any, of the Premium Reserve Rider Sub-Accounts and the Premium Reserve Rider Fixed Account and then from policy Sub-Accounts and Fixed Account in proportion to their values. That amount is transferred to the Loan Account. Interest will be credited by the Company as described above. To the extent that the Accelerated Benefit paid does not exceed the Surrender Value, interest will be charged in the same manner as described above. However, to the extent that the Accelerated Benefit exceeds the Surrender Value at the time it is paid, interest charged during each Policy Year is determined annually at least 30 days in advance of the beginning of a Policy Year and will not exceed the higher of (i) the Published Monthly Average of the Moody’s Corporate Bond Yield Average - Monthly Average Corporates (as published by Moody’s Investors Service, Inc. for the calendar month ending 2 months before the beginning of the
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Policy Year), and (ii) the rate used to compute the Accumulation Value of the Fixed Account plus 1%. Please ask your registered representative for additional details.
Please note that there may be adverse tax consequences in the event that your Policy lapses with an outstanding loan balance.
LAPSE AND REINSTATEMENT
If at any time:
1)	the Surrender Value of the Policy is insufficient to pay the Monthly Deduction, and
2)	the provisions of the No-Lapse Enhancement Rider are not preventing termination of the Policy, then all coverage will terminate. This is referred to as “Policy Lapse”.
The Surrender Value may be insufficient:
1)	because it has been exhausted by earlier deductions;
2)	as a result of poor investment performance;
3)	due to Partial Surrenders;
4)	due to Debt for Policy Loans; or
5)	because of a combination of any of these factors.
If we have not received your Premium Payment (or payment of Debt on Policy Loans) necessary so that the Surrender Value of your Policy is sufficient to pay the Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.
If the amount stated in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value automatically transferred at the end of the Grace Period is also insufficient to keep the Policy in force, then the Policy will terminate. The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the Insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the Policy.
No-Lapse Protection
Your Policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your Policy. If you meet the requirements of this rider, your Policy will not lapse, even if the Surrender Value under the Policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your policy value. Also, it does not provide any type of market performance guarantee.
Your Policy may also include the Overloan Protection Rider. If this rider is issued with your Policy, you meet the requirements as described in this rider and have elected this benefit, your Policy will not lapse solely based on Debt exceeding the Accumulation Value less the Surrender Charges.
Finally, your Policy includes the Premium Reserve Rider (in states where available). To the extent you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your Policy. If your Policy’s Surrender Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy. If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your Policy any
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Premium Reserve Rider Accumulation Value on the day the Grace Period ends. If after such transfer, your Policy’s Surrender Value is sufficient to cover the Monthly Deductions then due, your Policy will not lapse.
Reinstatement of a Lapsed Policy
If your Policy has lapsed and the Insured has not died since lapse, you may reinstate your Policy within five years of the Policy Lapse date, provided:
1)	it has not been surrendered;
2)	there is an application for reinstatement in writing;
3)	satisfactory evidence of insurability is furnished to us and we agree to accept the risk for the Insured;
4)	we receive a payment sufficient to keep your Policy and any reinstated riders in force for at least two months after the date of reinstatement; and
5)	any loan interest accrued during the Grace Period is paid and any remaining Debt is either paid or reinstated.
The reinstated Policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be based on the duration from the original Policy Date as though the Policy never lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due. If a Policy Loan is being reinstated, the Policy's Accumulation Value at reinstatement will be the Accumulation Value on the date the Policy Lapsed plus the Net Premium Payment made less all Monthly Deductions due.
TAX ISSUES
The federal income tax treatment of your Policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your Policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation-skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the Policy. You should always consult a tax advisor about the application of tax rules to your individual situation.
Taxation of Life Insurance Contracts in General
Tax Status of the Policy.  Section 7702 of the Internal Revenue Code of 1986 as amended (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the Policy will meet the statutory definition of life insurance under the Guideline Premium Test, which provides for a maximum amount of Premium paid depending upon the Insured's age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the Beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the death of the Insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with U.S. Treasury Department (“Treasury”) regulations, and (2) we, rather than you, are considered the Owner of the assets of the Separate Account for federal income tax purposes.
The Code also recognizes a Cash Value Accumulation Test, which does not limit Premiums paid, but requires the Policy to maintain a minimum ratio between the death benefit and the Policy's Accumulation Value, depending on the Insured’s age, gender, and risk classification.  We will only apply this test to the Policy if you have advised us to do so at the time you applied for the Policy.
The tests differ as follows:
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(1) The Guideline Premium Test expressly limits the amount of Premium that you can pay into your Policy; while the Cash Value Accumulation Test does not.
(2) The factors that determine the minimum death benefit relative to the Policy’s Accumulation Value are different and required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test.
(3) If you wish to pay more Premium than is permitted under the Guideline Premium Test, for example to target a funding objective, you should consider the Cash Value Accumulation Test, because it generally permits the payment of higher amounts of Premium. Please note that payment of higher Premiums could also cause your Policy to be deemed a MEC (see Tax Issues, sub-section Policies That Are MEC’s in your prospectus).
(4) If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the Guideline Premium Test will better serve this objective.
(5) While application of either test may require an increase in death benefit, any increase in the Cost of Insurance Charges that arises as a result of the increase in the Policy’s Net Amount at Risk will generally be less under the Guideline Premium Test than under the Cash Value Accumulation Test. This is because the required adjustment to the death benefit under the Guideline Premium Test is lower than that which would result under the Cash Value Accumulation Test.
You should consult with a qualified tax advisor before choosing the death benefit qualification test.
Please ask your registered representative for illustrations which demonstrate the impact of selection of each test on the particular Policy, including any riders, which you are considering.
Investments in the Separate Account Must be Diversified.  For your Policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” Treasury regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the Premium Payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the Treasury regulations so that the Separate Account will be considered “adequately diversified.”
Restriction on Investment Options.  Federal income tax law limits your right to choose particular investments for the Policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the Owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing Policies. We reserve the right to modify the Policy without your consent to try to prevent the tax law from considering you as the Owner of the assets of the Separate Account.
No Guarantees Regarding Tax Treatment.  We make no guarantee regarding the tax treatment of any life insurance policy or of any transaction involving a life insurance policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your Policy.
Tax Treatment of Life Insurance Death Benefit Proceeds.  In general, the amount of the death benefit payable from a life insurance policy because of the death of the Insured is excludable from gross income. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the Beneficiary’s income, and amounts attributable to interest (accruing after the Insured’s death) which will be includible in the Beneficiary’s income.
Tax Deferral During Accumulation Period.  Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be
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received) from the Policy prior to the Insured’s death. If there is a total withdrawal from the Policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the Policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether Partial Surrenders (or other amounts deemed to be distributed) from the Policy constitute income to you depends, in part, upon whether the Policy is considered a MEC for federal income tax purposes.
Policies That Are MECs
Characterization of a Policy as a Modified Endowment Contract (“MEC”).  A MEC is a life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. Your Policy will be classified as a MEC if Premiums are paid more rapidly than allowed by the “7-Pay Test,” a test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code. Your Policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if your Policy initially is not a MEC, it may in certain circumstances become a MEC. The circumstances under which your Policy may become a MEC include a material change to your Policy (within the meaning of tax law), a Policy Lapse and reinstatement more than 90 days following the lapse, or a withdrawal or a reduction in the death benefit during the first seven Policy Years.
Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs.  If your Policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in your Policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) of any portion of your policy value, and any monthly charge for additional benefits that are not qualified additional benefits, as a withdrawal of such amount or portion. The investment in your Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.
Additional Taxes Payable on Withdrawals.  A 10% additional tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the additional tax exceptions apply to a taxpayer who is not an individual.
Special Rules if You Own More than One MEC.  In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% additional tax described above.
Policies That Are Not MECs
Tax Treatment of Withdrawals.  If your Policy is not a MEC, the amount of any withdrawal from the Policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the Policy. Thus, a withdrawal from your Policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.
Certain Distributions Required by the Tax Law in the First 15 Policy Years.  Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during
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the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.
Tax Treatment of Loans.  If your Policy is not a MEC, a loan you receive under the Policy is generally treated as your Debt. As a result, no part of any loan constitutes income to you so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If your Policy lapses (or if all policy value is withdrawn or exchanged to a new policy in a tax-free policy exchange) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income. Before purchasing a Policy that includes the Overloan Protection Rider, you should note that if you elect to exercise the Overloan Protection Rider at any time during your Policy's life, such exercise could be deemed to result in a taxable distribution of the outstanding loan balance. You should consult a tax advisor prior to exercising the Overloan Protection Rider to determine the tax consequences of such exercise.
Other Considerations
Insured Lives Past Age 121.  If the Insured survives beyond the end of the mortality table, which is used to measure charges for the Policy and which ends at age 121, and an option 1 death benefit is in effect, in some circumstances the policy value may equal or exceed the Specified Amount level death benefit. Thus, the policy value may equal the Death Benefit Proceeds. In such a case, we believe your Policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the Accumulation Value in the year the Insured attains age 121.
Compliance with the Tax Law.  We believe that the maximum amount of Premium Payments we have determined for the Policies will comply with the federal tax definition of life insurance. We will monitor the amount of Premium Payments.
If at any time you pay a Premium that would exceed the amount allowable to permit the Policy to continue to qualify as life insurance, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or, if the excess Premium exceeds $250, offer you the alternative of instructing us to hold the excess Premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.
The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a Premium that would cause your Policy to become a MEC and you do not consent to MEC status for your Policy, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or offer you the opportunity to apply for an increase in Death Benefit. If the excess Premium exceeds $250, we will offer you the additional alternative of instructing us to hold the excess in a premium deposit fund and apply it to the Policy on the next, succeeding Policy Anniversary when the Premium no longer causes your Policy to become a MEC in accordance with your Premium allocation instructions on file at the time the Premium is applied.
Any interest and other earnings on funds in a premium deposit fund will be includible in income subject to tax as required by law.
Disallowance of Interest Deductions.  Interest on Policy Loan Debt is not deductible.
If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the Beneficiary of a policy issued after June 8, 1997, a portion of the interest on Debt unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the Policy. This rule also does not apply to a policy owned by an
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entity engaged in a trade or business which covers the joint lives of the 20% Owner of the entity and the Owner’s spouse at the time first covered by the Policy.
Employer-Owned Contracts. In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the Insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an Insured who is “highly compensated” within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisors for guidance as to their application.
Federal Income Tax Withholding.  We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.
Unearned Income Medicare Contribution. Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual’s “unearned income,” or (ii) the dollar amount by which the individual’s modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of any annuitized distributions that you take from your Policy, but does not apply to any lump sum distribution, Full Surrender, or other non-annuitized distribution. The tax is effective for tax years beginning after December 31, 2012. Please consult your tax advisor to determine whether any distributions you take from your Policy are subject to this tax.
Changes in the Policy or Changes in the Law.  Changing the Owner, exchanging your Policy, and other changes under your Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.
Reportable Policy Sales. Section 6050Y, added to the Code on December 22, 2017, imposes information reporting requirements on the acquirer and issuer in the case of the acquisition, or notice of the acquisition, of an existing life insurance contract in a reportable policy sale. In addition, there is a new reporting requirement on each person who makes a payment of reportable death benefits. A reportable policy sale means the acquisition of an interest in a life insurance contract, directly or indirectly, where the acquirer has no substantial family, business, or financial relationship with the insured apart from the acquirer’s interest in such life insurance contract. A reportable death benefit means the amount paid by reason of the death of the insured under a life insurance contract that has been transferred in a reportable policy sale.
The IRS and Treasury issued Final Regulations under section 6050Y in 2019. Under the Regulations, compliance with 6050Y is required for any reportable policy sale that occurred after December 31, 2018, and any reportable death benefits paid after December 31, 2018.
Fair Market Value of Your Policy
It is sometimes necessary for tax and other reasons to determine the “value” of your Policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Surrender Value. You, as the Owner, should consult with your advisors for guidance as to the appropriate methodology for determining the fair market value of your Policy.
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Tax Status of Lincoln Life
Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the Owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.
RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze an Owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, Beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about an Owner's account to government regulators.
Also, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC determines if an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or is not reasonably practicable to determine the value of the Variable Account's net assets (d) if, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we may delay payment of any transfer, Partial Surrender, Full Surrender, or death benefit from a money market Sub-Account until the fund is liquidated, or (e) during any other period when the SEC, by order, so permits for the protection of the Owner.
LEGAL PROCEEDINGS
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened regulatory or legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.
After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.
FINANCIAL STATEMENTS
The December 31, 2019 and the September 30, 2020 financial statements of the Separate Account and the December 31, 2019 and the September 30, 2020 consolidated financial statements of the Company are located in the SAI.
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CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
Additional information about Lincoln Life, the Separate Account and your Policy may be found in the Statement of Additional Information (SAI).
Contents of the SAI
GENERAL INFORMATION
Lincoln Life
Capital Markets
Registration Statement
Changes of Investment Policy
Principal Underwriter
Disaster Plan
Advertising & Ratings
Unclaimed Property
SERVICES
Independent Registered Public Accounting Firm
Accounting Services
Checkbook Service for Disbursements

POLICY INFORMATION
Corporate and Group Purchasers and Case Exceptions
Assignment
Transfer of Ownership
Beneficiary
Right to Convert Contract
Change of Plan
Settlement Options
Deferment of Payments
Incontestability
Misstatement of Age or Gender
Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
Separate Account
Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your Policy to this same address and telephone number.
You may request personalized illustrations of death benefits and policy values from your registered representative without charge.
You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.
This prospectus, the Underlying Funds' prospectuses, and the SAI are also available on our internet site, www.LincolnFinancial.com
Lincoln Life Flexible Premium Variable Life Account M
1933 Act Registration No. 333-249922
1940 Act Registration No. 811-08557
End of Prospectus
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GLOSSARY OF TERMS
The following terms may appear in your prospectus and are defined below:
7-Pay Test—A test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code.
1933 Act—The Securities Act of 1933, as amended.
1940 Act—The Investment Company Act of 1940, as amended.
Accumulation Value (Total Account Value)—An amount equal to the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value.
Administrative Fee—The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.
Attained Age—An Insured’s Issue Age (shown in the Policy Specifications) plus the number of completed Policy Years.
Beneficiary—The person designated to receive the Death Benefit Proceeds.
Cash Value Accumulation Test—A provision of the Code that requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the net single Premium required to fund the future benefits under the Policy.
Chronically Ill—Under the Lincoln LifeEnhance® Accelerated Benefits Rider/Lincoln LifeAssure® Accelerated Benefits Rider - The Insured has been certified within the preceding 12 months as being unable to perform (without substantial assistance) at least two activities of daily living for at least 90 consecutive days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision from another individual, and is in need of certain services (i.e. diagnostic, preventive, therapeutic, curing, treating mitigating and rehabilitative) for the remainder of the Insured’s life.
Code—Internal Revenue Code of 1986, as amended.
Cost of Insurance Charge—This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined by multiplying the Policy's Net Amount at Risk by the Cost of Insurance Rate.
Covered Services—Services that are eligible for reimbursement under the Long-Term Care Benefits Rider.
Death Benefit Proceeds—The amount payable to the Beneficiary upon the death of the Insured. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders may impact the amount payable as Death Benefit Proceeds in your Policy.
Debt—The sum of all outstanding loans and accrued interest. May also be referred to as Indebtedness in your Policy.
Fixed Account—An allocation option under the Policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.
Fixed Account Value—An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.
Full Surrender—The withdrawal of all policy values.
Good Order—The actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction.
Grace Period—The period during which you may make Premium Payments (or repay Debt) to prevent Policy Lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Policy enters the Grace Period.
Guideline Premium Test—A provision of the Code under which the maximum amount of Premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.
Insured—The person on whose life the Policy is issued.
Lapse Notice—Written notice to you (or any assignee of record) that your Policy will terminate unless we

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receive payment of Premiums (or payment of Debt on Policy Loans). The notice will state the amount of Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.
Licensed Health Care Practitioner—Under the Lincoln LifeEnhance® Accelerated Benefits Rider/Lincoln LifeAssure® Accelerated Benefits Rider - A physician, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury. The health care practitioner must be acting within the scope of his/her license when providing written certification or written re-certification, must not be you, the Insured or you or the Insured’s immediate family and must be licensed in the United States.
Loan Account (Loan Collateral Account)—The account in which policy Debt accrues once it is transferred out of the Sub-Accounts and/or the Fixed Account. The Loan Account is part of our General Account.
Loan Account Value—An amount equal to any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company's General Account.
Market Timing Procedures—Policies and procedures from time to time adopted by us as an effort to protect our Owners and the funds from potentially harmful trading activity.
Modified Endowment Contract (MEC)—A life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. If the policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments.
Monthly Anniversary Day—The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.
Monthly Deduction—The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your Policy.
Net Amount at Risk—The death benefit minus the greater of zero or the Accumulation Value. The Net
Amount at Risk may vary with investment performance, Premium Payment patterns, and charges.
Net Premium Payment—An amount equal to the Premium Payment, minus the Premium Load.
Owner—The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.
Partial Surrender—A withdrawal of a portion of your policy values.
Planned Premium—The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.
Policy Anniversary—The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date—The date (shown on the Policy Specification pages) on which life insurance begins if the necessary Premium has been paid.
Policy Loan—The amount you have borrowed against the Surrender Value of your Policy.
Policy Loan Interest—The charge made by the Company to cover the cost of your borrowing against your Policy.
Policy Lapse—The day on which coverage under the Policy ends as described in the Grace Period.
Policy Month— The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.
Policy Specifications— The pages of the Policy which show your benefits, Premium, costs, and other policy information.
Policy Year—Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary.
Premium (Premium Payment)—The amount paid to us for a life insurance policy.
Premium Load—A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
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Reduction in Specified Amount—A decrease in the Specified Amount of your Policy.
Right to Examine Period—The period during which the Policy may be returned to us for cancellation.
SAI—Statement of Additional Information.
SEC—The Securities and Exchange Commission.
Separate Account Value (Variable Accumulation Value)—An amount equal to the values in the Sub-Accounts.
Specified Amount (Initial Specified Amount)—The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the “Initial Specified Amount”. The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.
Sub-Account(s)—Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account Values.
Surrender Charge—The charge we may make if you request a Full Surrender of your Policy or request a
Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
Surrender Value—An amount equal to the Accumulation Value less any applicable Surrender Charge, less Debt.
Terminally Ill—An illness or physical condition which results in a life expectancy of 12 months or less.
Underlying Fund—The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.
Valuation Day—Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation Period—The time between Valuation Days.
Variable Accumulation Unit—A unit of measure used in the calculation of the value of each Sub-Account.
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STATEMENT OF ADDITIONAL INFORMATION (SAI)
Dated XX XX, 2021
Relating to Prospectus Dated XX XX, 2021 for
Lincoln VULONE 2021 product
Lincoln Life Flexible Premium Variable Life Account M, Registrant
The Lincoln National Life Insurance Company, Depositor
The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your Policy. It should be read in conjunction with the product prospectus.
A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
Customer Service Center
100 N. Greene Street
Greensboro, NC 27401
or by telephoning (800) 487-1485, and requesting a copy of the Lincoln VULONE 2021 product prospectus.
TABLE OF CONTENTS OF THE SAI

1

GENERAL INFORMATION
Lincoln Life
The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “we”, “us”, “our”) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits, to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy, are backed by the claims-paying ability of Lincoln Life.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance (“Insurance Department”). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company’s financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our General Account. In general, those laws and regulations determine the amount and type of investments which we can make with General Account assets. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.
On December 2, 1997, the Lincoln Life Flexible Premium Variable Life Account M (“Separate Account”) was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The Separate Account is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the Separate Account are, in accordance with the applicable variable life policies, credited to or charged against the Separate Account. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the policies and the obligations set forth in the Policy, other than those of the Owner, are ours. The Separate Account satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the Separate Account. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts allocated to the Separate Account.
Capital Markets
In any particular year, our capital may increase or decrease depending on a variety of factors – the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.
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Registration Statement
A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.
Changes of Investment Policy
We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
If an Owner objects, his or her Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion. The new Policy will not be affected by the investment experience of any separate account. The new Policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current Policy on the date of the conversion.
Principal Underwriter
Lincoln Financial Distributors, Inc. (“LFD”), 130 North Radnor Chester Road, Radnor, PA 19087, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD received $201,947,231 in 2019, $212,069,092 in 2018 and $167,206,533 in 2017 for the sale of policies offered through the Separate Account. LFD retains no underwriting commissions from the sale of the policies. The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is 140% of the first year Premium and generally 5% of all other Premiums paid.
Disaster Plan
Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.
Advertising & Ratings
We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or its policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.
Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the Policy and do not refer to the performance of the Policy, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our policies. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is stable for Moody’s, A.M. Best and Standard & Poor’s, and positive for Fitch. Our financial strength ratings, which are intended to measure our ability to meet Owners obligations, are an
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important factor affecting public confidence in most of our policies and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our policies as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/investor.
About the S&P 500 Index. The S&P 500 Index (hereinafter “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates (hereinafter “Licensee”).  Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The fund(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the funds or any member of the public regarding the advisability of investing in securities generally or in the funds particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices only relationship to Licensee with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Licensee or the funds.  S&P Dow Jones Indices have no obligation to take the needs of Licensee or the owners of the funds into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the funds or the timing of the issuance or sale of the funds or in the determination or calculation of the equation by which the funds are to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the funds. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Unclaimed Property
We have entered into a Global Resolution Agreement with a third party auditor representing multiple states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor has compared expanded matching criteria to the Social Security Master Death File (“SSMDF”) to identify deceased Insureds and policy or contract holders where a valid claim has not been made. We have also entered into a Regulatory Settlement Agreement with multiple states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires us to adopt and implement additional procedures comparing our records to the SSMDF to identify
4

unclaimed death benefits and prescribes procedures for identifying and locating Beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are conducting examinations and audits of our compliance with unclaimed property laws. Any escheatable property identified as a result of the audits and inquiries could result in additional payments of previously unclaimed death benefits or the payment of abandoned funds to U.S. jurisdictions.
SERVICES
Independent Registered Public Accounting Firm
Ernst & Young LLP, independent registered public accounting firm, One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has audited a) the financial statements of each of the subaccounts listed in the appendix to the opinion that comprise the Lincoln Life Flexible Premium Variable Life Account M, as of December 31, 2019, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the appendix to the opinion; and b) the consolidated financial statements of The Lincoln National Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 as set forth in their reports, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
Accounting Services
All accounts, books, records and other documents which are required to be maintained for the Separate Account are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with State Street Bank and Trust Company, 801 Pennsylvania Ave, Kansas City, MO 64105, to provide accounting services to the Separate Account. No separate charge against the assets of the Separate Account is made by us for this service.
Checkbook Service for Disbursements
We offer a checkbook service in which the Death Benefit Proceeds are transferred into an interest-bearing account, in the Beneficiary’s name as Owner of the account. Your Beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.
POLICY INFORMATION
Corporate and Group Purchasers and Case Exceptions
This Policy may be available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. When this Policy is applied for by an employer, association, or other group for itself or on behalf of employees, members, or other individuals associated with a group, we may issue such policies on a simplified or guaranteed underwriting basis. In addition, we reserve the right to reduce Premium Loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the total Premiums expected to be paid, total assets under management for the Owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual Policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis.
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Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners invested in the Separate Account.
Assignment
While the Insured is living, you may assign your rights in the Policy, including the right to change the Beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any Indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such Indebtedness after we have received any assignment.
Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in writing.
Transfer of Ownership
As long as the Insured is living, you may transfer all of your rights in the Policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of Ownership prior to its effective date. The transfer of Ownership, or revocation of transfer, will not take effect until recorded by us. Once we have recorded the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.
On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the Policy. Unless you direct us otherwise, with the consent of any assignee recorded with us, a transfer will not affect the interest of any Beneficiary designated prior to the effective date of transfer.
Beneficiary
The Beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the Death Benefit Proceeds payable. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to the Company.
You may change the Beneficiary at any time while the Insured is living, except when we have received an assignment of your Policy or an agreement not to change the Beneficiary. Any request for a change in the Beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the Owner has specifically requested not to reserve the right to change the Beneficiary, such a request requires the consent of the Beneficiary. The change will not be effective until recorded by us. Once we have recorded the change of Beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date recorded. Any payment made or any action taken or allowed by us before we record the change of Beneficiary will be without prejudice to us.
If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries in the appropriate Beneficiary class, unless otherwise specified to the Company. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to you, as the Owner, or to your executor, administrator or assignee.
Right to Convert Contract
You may at any time transfer 100% of the Policy's Accumulation Value to the Fixed Account and choose to have all future Premium Payments allocated to the Fixed Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the gender, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a Partial Surrender. The minimum period will
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increase if you choose to decrease the Specified Amount, make additional Premium Payments, or we credit a higher interest rate or charge a lower Cost of Insurance Charge than those guaranteed for the Fixed Account.
Change of Plan
Your Policy may be exchanged for another Policy issued by the Company only if the Company consents to the exchange and all requirements for the exchange, as determined by the Company, are met. Your request for exchange must be in writing.
The Company may not make an offer to you to exchange your Policy without obtaining required regulatory approvals.
Settlement Options
Proceeds will be paid in a lump sum unless you choose a settlement option we make available.
Deferment of Payments
Amounts payable as a result of Policy Loans, Surrenders or Partial Surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay Premiums on policies with us.
Incontestability
The Company will not contest your Policy or payment of the Death Benefit Proceeds based on the Initial Specified Amount, or an increase in the Specified Amount requiring evidence of insurability, after your Policy or increase has been in force for two years from Date of Issue or increase (in accordance with state law).
Misstatement of Age or Gender
If the age or gender of the Insured has been misstated, benefits will be those which would have been purchased at the correct age and gender.
Suicide
If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, the Company will pay no more than the sum of the Premiums paid, less any Indebtedness and the amount of any Partial Surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date any increase in the Specified Amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.
PERFORMANCE DATA
Performance data may appear in sales literature or reports to Owners or prospective buyers.
Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your Policy’s expenses.
Data reflects:
•	an annual reduction for fund management fees and expenses, and
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•	a policy level mortality and expense charge applied on a daily equivalent basis, but
•	no deductions for additional policy expenses (i.e., Premium Loads, Administrative Fees, and Cost of Insurance Charges), which, if included, would have resulted in lower performance.
These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.
Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.
The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.
Money Market Sub-Account:
The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.
The Money Market Sub-Account’s return is determined by:
a)	calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then
b)	dividing this figure by the unit value at the beginning of the period; then
c)	annualizing this result by the factor of 365/7.
Other Sub-Accounts:
The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:
P(1 + T)n = ERV
Where:	P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question
n = number of years
ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)
The formula assumes that:
(1)	all recurring fees have been charged to the Owner’s accounts; and
(2)	there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.
In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an “N/A”.
FINANCIAL STATEMENTS
The December 31, 2019 and the September 30, 2020 financial statements of the Separate Account and the December 31, 2019 and the September 30, 2020 consolidated financial statements of the Company follow.
8

The Lincoln National Life Insurance Company

Consolidated Financial Statements

December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of The Lincoln National Life Insurance Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1966.

Philadelphia, Pennsylvania

March 13, 2020

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	As of December 31,
	2019	2018
ASSETS
Investments:
Fixed maturity available-for-sale securities, at fair value
(amortized cost: 2019 – $93,307; 2018 – $91,219)	$103,773	$92,787
Trading securities	4,602	1,869
Equity securities	103	99
Mortgage loans on real estate	16,244	13,190
Policy loans	2,460	2,491
Derivative investments	1,911	1,081
Other investments	2,565	1,962
Total investments	131,658	113,479
Cash and invested cash	1,879	1,848
Deferred acquisition costs and value of business acquired	7,745	10,308
Premiums and fees receivable	464	568
Accrued investment income	1,109	1,087
Reinsurance recoverables	19,164	19,826
Reinsurance related embedded derivatives	-	188
Funds withheld reinsurance assets	542	563
Goodwill	1,778	1,782
Other assets	18,106	16,663
Separate account assets	153,571	132,833
Total assets	$336,016	$299,145

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Future contract benefits	$35,717	$33,884
Other contract holder funds	97,422	90,573
Short-term debt	609	288
Long-term debt	2,414	2,401
Reinsurance related embedded derivatives	375	-
Funds withheld reinsurance liabilities	5,566	4,860
Payables for collateral on investments	5,077	4,786
Other liabilities	13,680	13,201
Separate account liabilities	153,571	132,833
Total liabilities	314,431	282,826

Contingencies and Commitments (See Note 14)

Stockholder’s Equity
Common stock – 10,000,000 shares authorized, issued and outstanding	11,312	11,237
Retained earnings	4,437	4,423
Accumulated other comprehensive income (loss)	5,836	659
Total stockholder’s equity	21,585	16,319
Total liabilities and stockholder’s equity	$336,016	$299,145

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	For the Years Ended December 31,
	2019	2018	2017
Revenues
Insurance premiums	$5,277	$4,362	$3,018
Fee income	6,247	5,733	5,369
Net investment income	4,962	4,844	4,760
Realized gain (loss):
Total other-than-temporary impairment losses on securities	(28)	(7)	(18)
Portion of loss recognized in other comprehensive income	13	-	-
Net other-than-temporary impairment losses on securities recognized in earnings	(15)	(7)	(18)
Realized gain (loss), excluding other-than-temporary impairment losses on securities	(813)	(85)	(438)
Total realized gain (loss)	(828)	(92)	(456)
Amortization of deferred gain on business sold through reinsurance	27	4	18
Other revenues	507	507	439
Total revenues	16,192	15,358	13,148
Expenses
Interest credited	2,754	2,589	2,558
Benefits	7,585	6,144	4,818
Commissions and other expenses	5,065	4,583	3,967
Interest and debt expense	145	136	126
Strategic digitization expense	66	76	43
Impairment of intangibles	-	-	905
Total expenses	15,615	13,528	12,417
Income (loss) before taxes	577	1,830	731
Federal income tax expense (benefit)	(37)	257	(1,287)
Net income (loss)	614	1,573	2,018
Other comprehensive income (loss), net of tax:
Unrealized investment gains (losses)	5,173	(3,314)	1,547
Funded status of employee benefit plans	4	2	(2)
Total other comprehensive income (loss), net of tax	5,177	(3,312)	1,545
Comprehensive income (loss)	$5,791	$(1,739)	$3,563

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in millions)

	For the Years Ended December 31,
	2019	2018	2017
Common Stock
Balance as of beginning-of-year	$11,237	$10,713	$10,696
Capital contributions from Lincoln National Corporation	50	500	-
Stock compensation/issued for benefit plans	25	24	17
Balance as of end-of-year	11,312	11,237	10,713

Retained Earnings
Balance as of beginning-of-year	4,423	4,405	3,342
Cumulative effect from adoption of new accounting standards	-	(644)	-
Net income (loss)	614	1,573	2,018
Dividends paid to Lincoln National Corporation	(600)	(911)	(955)
Balance as of end-of-year	4,437	4,423	4,405

Accumulated Other Comprehensive Income (Loss)
Balance as of beginning-of-year	659	3,327	1,782
Cumulative effect from adoption of new accounting standards	-	644	-
Other comprehensive income (loss), net of tax	5,177	(3,312)	1,545
Balance as of end-of-year	5,836	659	3,327
Total stockholder’s equity as of end-of-year	$21,585	$16,319	$18,445

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities
Net income (loss)	$614	$1,573	$2,018
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Trading securities purchases, sales and maturities, net	(2,522)	(120)	120
Change in:
Deferred acquisition costs, value of business acquired, deferred sales inducements
and deferred front-end loads deferrals and interest, net of amortization	(448)	(108)	(17)
Premiums and fees receivable	104	(87)	34
Accrued investment income	(22)	(6)	19
Future contract benefits and other contract holder funds	(918)	1,105	(2,062)
Reinsurance related assets and liabilities	(277)	(1,233)	1,001
Accrued expenses	89	(99)	86
Federal income tax accruals	(282)	65	(1,502)
Cash management agreement	(1,115)	329	(277)
Realized (gain) loss	828	92	456
Amortization of deferred gain on business sold through reinsurance	(27)	(4)	(18)
Impairment of intangibles	-	-	905
Other	343	88	91
Net cash provided by (used in) operating activities	(3,633)	1,595	854
Cash Flows from Investing Activities
Purchases of available-for-sale securities and equity securities	(14,927)	(12,406)	(9,887)
Sales of available-for-sale securities and equity securities	6,771	3,191	1,773
Maturities of available-for-sale securities	6,426	6,348	5,790
Purchase of common stock in acquisition, net of cash acquired	-	(1,410)	-
Sale of business, net	-	(12)	-
Purchases of alternative investments	(433)	(314)	(357)
Sales and repayments of alternative investments	131	178	184
Proceeds from affiliate transfer of alternative investments	-	-	66
Issuance of mortgage loans on real estate	(4,218)	(2,920)	(2,047)
Repayment and maturities of mortgage loans on real estate	1,144	1,048	1,145
Issuance and repayment of policy loans, net	32	20	49
Net change in collateral on investments, derivatives and related settlements	349	654	(374)
Other	(259)	(191)	(123)
Net cash provided by (used in) investing activities	(4,984)	(5,814)	(3,781)
Cash Flows from Financing Activities
Capital contribution from Lincoln National Corporation	50	500	-
Payment of long-term debt, including current maturities	(28)	(13)	(290)
Issuance of long-term debt, net of issuance costs	28	13	75
Issuance (payment) of short-term debt	321	278	(270)
Proceeds from sale-leaseback transactions	-	88	62
Payment related to sale-leaseback transactions	(83)	-	-
Proceeds from certain financing arrangements	107	-	-
Deposits of fixed account values, including the fixed portion of variable	16,049	13,616	10,775
Withdrawals of fixed account values, including the fixed portion of variable	(5,800)	(5,957)	(5,764)
Transfers to and from separate accounts, net	(1,362)	(2,469)	(1,787)
Common stock issued for benefit plans	(34)	(25)	(29)
Dividends paid to Lincoln National Corporation	(600)	(911)	(955)
Net cash provided by (used in) financing activities	8,648	5,120	1,817
Net increase (decrease) in cash, invested cash and restricted cash	31	901	(1,110)
Cash, invested cash and restricted cash as of beginning-of-year	1,848	947	2,057
Cash, invested cash and restricted cash as of end-of-year	$1,879	$1,848	$947

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

The Lincoln National Life Insurance Company (“LNL” or the “Company,” which also may be referred to as “we,” “our” or “us”), a wholly-owned subsidiary of Lincoln National Corporation (“LNC” or the “Parent Company”), is domiciled in the state of Indiana.  We own 100% of the outstanding common stock of two insurance company subsidiaries, Lincoln Life & Annuity Company of New York (“LLANY”) and Lincoln Life Assurance Company of Boston (“LLACB”).  We also own several non-insurance companies, including Lincoln Financial Distributors, our wholesale distributor, and Lincoln Financial Advisors Corporation, part of LNC’s retail distributor, Lincoln Financial Network.  LNL’s principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels.  LNL is licensed and sells its products throughout the U.S. and several U.S. territories.  See Note 21 for additional information.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”).  Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LNL and all other entities in which we have a controlling financial interest and any variable interest entities (“VIEs”) in which we are the primary beneficiary.  As discussed in Note 3, on May 1, 2018, LNC and LNL completed the acquisition of Liberty Life Assurance Company of Boston (“Liberty Life”), which effective September 1, 2019, was renamed Lincoln Life Assurance Company of Boston.  We use the equity method of accounting to recognize all of our investments in limited liability partnerships.  All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes.  A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest.  We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders.  We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE.  If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our consolidated financial statements.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period.  Those estimates are inherently subject to change and actual results could differ from those estimates.  Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are:  fair value of certain investments and derivatives, other-than-temporary impairment (“OTTI”) and asset valuation allowances, deferred acquisition costs (“DAC”),  value of business acquired (“VOBA”), deferred sales inducements (“DSI”), goodwill, future contract benefits, other contract holder funds including deferred front-end loads (“DFEL”), pension plans, stock-based incentive compensation, income taxes and the potential effects of resolving litigated matters.

Business Combinations

We use the acquisition method of accounting for all business combination transactions, and accordingly, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests in our consolidated financial statements.  The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date.  The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

Fair Value Measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk (“NPR”), which would include our own credit risk.  Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”).  Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to “blockage discounts” that are excluded;

•

Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.  Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult.  However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

Fixed Maturity Available-For-Sale Securities – Fair Valuation Methodologies and Associated Inputs

Securities classified as available-for-sale (“AFS”) consist of fixed maturity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) (“AOCI”), net of associated DAC, VOBA, DSI, future contract benefits, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as fixed maturity AFS based on assumptions used by market participants in pricing the security.  The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity security, and we consistently apply the valuation methodology to measure the security’s fair value.  Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities.  Sources of inputs to the market approach primarily include third-party pricing services, independent broker quotations or pricing matrices.  We do not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our fixed maturity AFS securities.  Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.  In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met.  For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable.  For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement.  Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all fixed maturity AFS securities on any given day.  For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants.  For securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs to measure fair value.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our fixed maturity AFS securities discussed above:

•	Corporate bonds and U.S. government bonds – We also use Trade Reporting and Compliance EngineTM reported tables for our corporate bonds and vendor trading platform data for our U.S. government bonds.
•

Mortgage- and asset-backed securities (“ABS”) – We also utilize additional inputs, which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our mortgage-backed securities (“MBS”), which include collateralized mortgage obligations and mortgage pass through securities backed by residential mortgages (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”).

•

State and municipal bonds – We also use additional inputs that include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.

•	Hybrid and redeemable preferred securities – We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred securities.

In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes.  We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service.  On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source.  We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

Fixed Maturity AFS Securities – Evaluation for Recovery of Amortized Cost

We regularly review our fixed maturity AFS securities (also referred to as “debt securities”) for declines in fair value that we determine to be other-than-temporary.

For our debt securities, we generally consider the following to determine whether our debt securities with unrealized losses are other-than-temporarily impaired:

•	The estimated range and average period until recovery;
•	The estimated range and average holding period to maturity;
•	Remaining payment terms of the security;
•	Current delinquencies and nonperforming assets of underlying collateral;
•	Expected future default rates;
•	Collateral value by vintage, geographic region, industry concentration or property type;
•	Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
•	Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security, or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an OTTI has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).  If we do not intend to sell a debt security, or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an OTTI has occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss), as this amount is deemed the credit portion of the OTTI.  The remainder of the decline to fair value is recorded in other comprehensive income (“OCI”) to unrealized OTTI on fixed maturity AFS securities on our Consolidated Statements of Stockholder’s Equity, as this amount is considered a noncredit (i.e., recoverable) impairment.

When assessing our intent to sell a debt security, or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.  Management considers the following as part of the evaluation:

•	The current economic environment and market conditions;
•	Our business strategy and current business plans;
•	The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;
•	Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;
•

The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

•	The capital risk limits approved by management; and
•	Our current financial condition and liquidity demands.

In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover.  The discount rate is the effective interest rate implicit in the underlying debt security.  The effective interest rate is the original yield, or the coupon if the debt security was previously impaired.  See the discussion below for additional information on the methodology and significant inputs, by security type, that we use to determine the amount of a credit loss.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

•	Historical and implied volatility of the security;
•	Length of time and extent to which the fair value has been less than amortized cost;
•	Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;
•	Failure, if any, of the issuer of the security to make scheduled payments; and
•	Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of an OTTI, the fixed maturity AFS security is accounted for as if it had been purchased on the measurement date of the OTTI.  Therefore, for the fixed maturity AFS security, the original discount or reduced premium is reflected in net investment income over the contractual term of the investment in a manner that produces a constant effective yield.

To determine recovery value of a corporate bond, CLO or CDO, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

•	Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;
•	Fundamentals of the industry in which the issuer operates;
•

Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

•	Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);
•	Expectations regarding defaults and recovery rates;
•	Changes to the rating of the security by a rating agency; and
•	Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter, we review the cash flows for the MBS to determine whether or not they are sufficient to provide for the recovery of our amortized cost.  We revise our cash flow projections only for those securities that are at most risk for impairment based on current credit enhancement and trends in the underlying collateral performance.  To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

•	Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;
•	Level of creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;
•	Susceptibility to fair value fluctuations for changes in the interest rate environment;
•	Susceptibility to reinvestment risks, in cases where market yields are lower than the securities’ book yield earned;
•	Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;
•	Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and
•	Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary.  The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods.  We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future.  Other factors used in this analysis include the credit characteristics of borrowers, geographic distribution of underlying loans and timing of liquidations by state.  Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur.  Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans.  Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments.  These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure.  If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the expected cash flows to amortized cost.  To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required.  Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then impairment is recognized.

We further monitor the cash flows of all of our fixed maturity AFS securities backed by mortgages on an ongoing basis.  We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our fixed maturity AFS securities backed by pools of commercial mortgages.  The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future.  These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable.  If it is not recoverable, we record an impairment of the security.

Trading Securities

Trading securities consist of fixed maturity securities in designated portfolios, some of which support modified coinsurance (“Modco”) and coinsurance with funds withheld (“CFW”) reinsurance agreements.  Investment results for the portfolios that support Modco and CFW reinsurance agreements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance agreements.  Trading securities are carried at fair value, and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance agreements are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur.

Equity Securities

Equity securities are carried at fair value, and changes in fair value are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur.  Equity securities consist primarily of common stock of publicly-traded companies, privately placed securities and mutual fund shares.  We measure the fair value of our equity securities based on assumptions used by market participants in pricing the security.  The most appropriate valuation methodology is selected based on the specific characteristics of the equity security.  Fair values of publicly-traded equity securities are determined using quoted prices in active markets for identical or comparable securities.  When quoted prices are not available, we use valuation methodologies most appropriate for the specific asset.  Fair values for private placement securities are determined using discounted cash flow, earnings multiple and other valuation models.  The fair values of mutual fund shares that transact regularly are based on transaction prices of identical fund shares.

Alternative Investments

Alternative investments, which consist primarily of investments in limited partnerships (“LPs”), are included in other investments on our Consolidated Balance Sheets.  We account for our investments in LPs using the equity method to determine the carrying value.  Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships’ general partners.  As a result, our private equity investments are generally on a three-month delay and our hedge funds are on a one-month delay.  In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the second quarter of each calendar year.  Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

Payables for Collateral on Investments

When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash or non-cash collateral received.  This liability is included within payables for collateral on investments on our Consolidated Balance Sheets.  Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Comprehensive Income (Loss).  Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

Mortgage Loans on Real Estate

Mortgage loans on real estate consist of commercial and residential mortgage loans and are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of valuation allowances.  Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate.  Premiums and discounts are amortized using the effective yield method over the life of the loan.  Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our policy for commercial mortgage loans is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent.  Our policy for residential mortgage loans is to report loans that are 90 or more days past due, which equates to three or more payments missed, as delinquent.  We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Comprehensive Income (Loss) when received, depending on the assessment of the collectability of the loan.  We resume accruing interest once a loan complies with all of its original terms or restructured terms.  Mortgage loans deemed uncollectible are charged against the valuation allowance, and subsequent recoveries, if any, are credited to the valuation allowance.

We establish a valuation allowance to provide for the risk of credit losses inherent in our portfolio.  The valuation allowance includes specific valuation allowances for loans that are deemed to be impaired as well as general valuation allowances for pools of loans with similar risk characteristics where a property risk or market specific risk has not been identified but for which we anticipate a loss may occur. Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement.  When we determine that a loan is impaired, a specific valuation allowance is established for the excess carrying value of the loan over its estimated value.  The loan’s estimated value is based on:  the present value of expected future cash flows discounted at the loan’s effective interest rate; the loan’s observable market price; or the fair value of the loan’s collateral.  Changes in valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).  General valuation allowances are primarily based on loss history adjusted for current conditions.

Valuation allowances are maintained at a level we believe is adequate to absorb estimated probable credit losses.  Our periodic evaluation of the adequacy of the valuation allowances is based on historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

Our commercial loan portfolio is primarily comprised of long-term loans secured by existing commercial real estate.  We believe all of the commercial loans in our portfolio share three primary risks:  borrower credit worthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods of monitoring and assessing credit risk are consistent for our entire portfolio.

For our commercial mortgage loan portfolio, trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) a valuation allowance.  In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks.  We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles.  Where warranted, we establish or increase a valuation allowance for a specific loan based upon this analysis.

We measure and assess the credit quality of our commercial mortgage loans by using loan-to-value and debt-service coverage ratios.  The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage.  Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value.  Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan.  The debt-service coverage ratio compares a property’s net operating income to its debt-service payments.  Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments.  Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan.

Our residential loan portfolio is primarily comprised of first lien mortgages secured by existing residential real estate.  In contrast to the commercial mortgage loan portfolio, residential mortgage loans are primarily smaller-balance homogenous loans that share similar risk characteristics.  Therefore, these pools of loans are collectively evaluated for inherent credit losses.  Such evaluations consider numerous factors, including, but not limited to borrower credit scores, collateral values, loss forecasts, geographic location, delinquency rates and economic trends.  These evaluations and assessments are revised as conditions change and new information becomes available, which can cause the valuation allowances to increase or decrease over time as such evaluations are revised.  Residential mortgage loan pools exclude loans that have been impaired as those loans are evaluated individually using the evaluation framework for specific valuation allowances described above.

For residential mortgage loans, our primary credit quality indicator is whether the loan is performing or nonperforming.  We generally define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status.  There is generally a higher risk of experiencing credit losses when a residential mortgage loan is nonperforming.

Policy Loans

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral.  Policy loans are carried at unpaid principal balances.

Real Estate

Real estate includes both real estate held for the production of income and real estate held-for-sale.  Real estate held for the production of income is carried at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis over the estimated useful life of the asset.  We periodically review properties held for the production of income for impairment.  Properties whose carrying values are greater than their projected undiscounted cash flows are written down to estimated fair value, with impairment losses reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).  The estimated fair value of real estate is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.  Real estate classified as held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs at the time classified as held-for-sale.  Real estate is not depreciated while it is classified as held-for-sale.  Also, valuation allowances are established, as appropriate, for real estate held-for-sale and any changes to the valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).  Real estate acquired through foreclosure proceedings is recorded at fair value at the settlement date.

Derivative Instruments

We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions.  All of our derivative instruments are recognized as either assets or liabilities on our Consolidated Balance Sheets at estimated fair value.  We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in “Fair Value Measurement.”  The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship.  For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument based upon the exposure being hedged:  as a cash flow hedge or a fair value hedge.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income.  The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change.  For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values.  For derivative instruments not designated as hedging instruments, but that are economic hedges, the gain or loss is recognized in net income.

We purchase and issue financial instruments and products that contain embedded derivative instruments.  When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes.  The embedded derivative is carried at fair value with changes in fair value recognized in net income during the period of change.

We employ several different methods for determining the fair value of our derivative instruments.  The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes.  These techniques project cash flows of the derivatives using current and implied future market conditions.  We calculate the present value of the cash flows to measure the current fair market value of the derivative.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

DAC, VOBA, DSI and DFEL

Acquisition costs directly related to successful contract acquisitions or renewals of universal life insurance (“UL”), variable universal life insurance (“VUL”), traditional life insurance, annuities and other investment contracts have been deferred (i.e., DAC) to the extent recoverable.  VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date.  Bonus credits and excess interest for dollar cost averaging contracts are considered DSI.  Contract sales charges that are collected in the early years of an insurance contract are deferred (i.e., DFEL), and the unamortized balance is reported in other contract holder funds on our Consolidated Balance Sheets.

Both DAC and VOBA amortization, excluding amounts reported in realized gain (loss), is reported within commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).  DSI amortization, excluding amounts reported in realized gain (loss), is reported in interest credited on our Consolidated Statements of Comprehensive Income (Loss).  The amortization of DFEL, excluding amounts reported in realized gain (loss), is reported within fee income on our Consolidated Statements of Comprehensive Income (Loss).  The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type.  For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits (“EGPs”) from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments.  Contract lives for UL and VUL policies are estimated to be 40 years based on the expected lives of the contracts.  Contract lives for fixed and variable deferred annuities are generally between 15 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period.  The front-end load annuity product has an assumed life of 25 years.  Longer lives are assigned to those blocks that have demonstrated lower lapse experience.

Acquisition costs for all traditional contracts, including traditional life insurance contracts, such as individual whole life, group business and term life insurance, are amortized over the expected premium-paying period that generally results in amortization less than 30 years.  Acquisition costs are either amortized on a straight-line basis or as a level percent of premium of the related policies depending on the block of business.  There is currently no DAC, VOBA, DSI or DFEL balance or related amortization for fixed and variable payout annuities.

We account for modifications of insurance contracts that result in a substantially unchanged contract as a continuation of the replaced contract.  We account for modifications of insurance contracts that result in a substantially changed contract as an extinguishment of the replaced contract.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as fixed maturity AFS and certain derivatives and embedded derivatives.  Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses.  When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses.  These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for life insurance and annuity products.  These assumptions include, but are not limited to, capital markets, investment margins, mortality, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts, and with the processing of premium collections, deposits, withdrawals and commissions).  Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL included on our Consolidated Balance Sheets are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change related to our expectations of future EGPs (“unlocking”).  We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our annual comprehensive review.  We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.

DAC, VOBA, DSI and DFEL are reviewed to ensure that the unamortized portion does not exceed the expected recoverable amounts.

Reinsurance

We and our insurance subsidiaries enter into reinsurance agreements in the normal course of business to limit our exposure to the risk of loss and to enhance our capital management.

In order for a reinsurance agreement to qualify for reinsurance accounting, the agreement must satisfy certain risk transfer conditions that include, among other items, a reasonable possibility of a significant loss for the assuming entity.  When we apply reinsurance accounting, premiums, benefits and DAC amortization are reported net of insurance ceded on our Consolidated Statements of Comprehensive Income (Loss).  Amounts currently recoverable, such as ceded reserves, are reported in reinsurance recoverables and amounts currently payable to the reinsurers, such as premiums, are included in other liabilities on our Consolidated Balance Sheets.  Assets and liabilities and premiums and benefits from certain reinsurance contracts that grant statutory surplus relief to our insurance companies are netted on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss), respectively, if there is a contractual right of offset.

We use deposit accounting to recognize reinsurance agreements that do not transfer significant insurance risk.  This accounting treatment results in amounts paid or received by our insurance subsidiaries to be considered on deposit with the reinsurer and such amounts are reported in other assets and other liabilities, respectively, on our Consolidated Balance Sheets.  As amounts are paid or received, consistent with the underlying contracts, deposit assets or liabilities are adjusted.

Goodwill

We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill.  Goodwill is not amortized, but is reviewed for impairment annually as of October 1 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

We perform a quantitative goodwill impairment test where the fair value of the reporting unit is determined and compared to the carrying value of the reporting unit.  If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value; and a charge is reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss).  The results of one goodwill impairment test on one reporting unit cannot subsidize the results of another reporting unit.

Other Assets and Other Liabilities

Other assets consist primarily of DSI, specifically identifiable intangible assets, property and equipment owned by the Company, balances associated with corporate-owned and bank-owned life insurance, certain reinsurance assets, receivables resulting from sales of securities that had not yet settled as of the balance sheet date, debt issuance costs associated with line-of-credit arrangements, operating lease right-of-use (“ROU”) assets, finance lease assets, certain financing arrangements and other prepaid expenses.  Other liabilities consist primarily of current and deferred taxes, pension and other employee benefit liabilities, derivative instrument liabilities, certain reinsurance payables, payables resulting from purchases of securities that had not yet settled as of the balance sheet date, interest on borrowed funds, long-term operating lease liabilities, finance lease liabilities, certain financing arrangements, deferred gain on business sold through reinsurance and other accrued expenses.

Other assets and other liabilities on our Consolidated Balance Sheets include guaranteed living benefit (“GLB”) features and remaining guaranteed interest and similar contracts that are carried at fair value, which may be reported in either other assets or other liabilities.  The fair value of these items represents approximate exit price including an estimate for our NPR.  Certain of these features have elements of both insurance benefits and embedded derivatives.  Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits.  We classify these GLB reserves embedded derivatives in Level 3 within the hierarchy levels described above in “Fair Value Measurement.”  We report the insurance portion of the reserves in future contract benefits.

The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are other-than-temporary, including unexpected or adverse changes in the following:  the economic or competitive environments in which the company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation.  If there was an indication of impairment, then the discounted cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss).  Sales force intangibles are attributable to the value of the new business distribution system acquired through business combinations.  These assets are amortized on a straight-line basis over their useful life of 25 years.  Specifically identifiable intangible assets also includes the value of customer relationships acquired (“VOCRA”) and value of distribution agreements (“VODA”) that were acquired through our business combination during 2018.  The carrying values of VOCRA and VODA are amortized using a straight line basis over their weighted average life of 20 years and 13 years, respectively.  See Note 10 for more information regarding specifically identifiable intangible assets acquired.

Property and equipment owned for company use is carried at cost less allowances for depreciation.  Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.  Certain assets on our Consolidated Balance Sheets are related to finance leases and certain financing arrangements and are depreciated in a manner consistent with our current depreciation policy for owned assets.  We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable.  For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed.  Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated.  Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year.  Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

Effective January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2016-02, which resulted in a new measurement and recognition of our long-term operating leases on our Consolidated Balance Sheets.  We lease office space and certain equipment under various long-term lease agreements.  We determine if an arrangement is a lease at inception.  Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date.  Our leases do not provide an implicit rate; therefore, we use our incremental borrowing rate at the commencement date in determining the present value of future payments.  The ROU asset is calculated using the lease liability carrying amount, plus or minus prepaid/accrued lease payments, minus the unamortized balance of lease incentives received, plus unamortized initial direct costs.  Lease terms used to calculate our lease obligation include options when we are reasonably certain that we will exercise such options.  Our lease agreements may contain both lease and non-lease components, which are accounted for separately.  Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.  See Notes 2 and 14 for additional information.

Other assets includes deferred losses on business sold through reinsurance attributable to our 2012 and 2014 reinsurance transactions where we ceded closed blocks of UL contracts with secondary guarantees to Lincoln National Reinsurance Company (Barbados) Limited (“LNBAR”), a wholly-owned subsidiary of LNC.  We are recognizing the losses related to these transactions over a period of 30 years.

Other liabilities includes deferred gains on business sold through reinsurance.  During 2009, we completed a reinsurance transaction whereby we assumed a closed block of term contracts from First Penn-Pacific Life Insurance Company, a wholly-owned subsidiary of LNC.  We are recognizing the gain related to this transaction over a period of 15 years.  During 2012, we completed a reinsurance transaction whereby we ceded a closed block of UL contracts with secondary guarantees to LNBAR.  We are recognizing the gain related to the transaction over a period of 30 years.  During 2013, we completed a reinsurance transaction whereby we ceded a closed block of UL contracts with secondary guarantees to LNBAR.  During 2019, we amended the 2013 reinsurance transaction by recapturing the underlying base policy from LNBAR while continuing to cede the associated riders.  We are recognizing the gain related to this transaction over the expected life of the underlying business, or 20 years.  Effective October 1, 2018, we entered into an annuity reinsurance agreement with Athene Holding Ltd. (“Athene”).  We are recognizing the gain related to this transaction over the period over which the majority of account values are expected to run off, or 20 years.

Separate Account Assets and Liabilities

We maintain separate account assets, which are reported at fair value.  The related liabilities are reported at an amount equivalent to the separate account assets.  Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts.

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities).  We also issue variable annuity and life contracts through separate accounts that may include various types of guaranteed death benefit (“GDB”), guaranteed withdrawal benefit (“GWB”) and guaranteed income benefit (“GIB”) features.  The GDB features include those where we contractually guarantee to the contract holder either:  return of no less than total deposits made to the contract less any partial withdrawals (“return of net deposits”); total deposits made to the contract less any partial withdrawals plus a minimum return (“minimum return”); or the highest contract value on any contract anniversary date through age 80.  The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduce the contract value.

As discussed in Note 6, certain features of these guarantees are accounted for as embedded derivative reserves, whereas other guarantees are accounted for as benefit reserves.  Other guarantees contain characteristics of both and are accounted for under an approach that calculates the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each GLB feature.  We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products.  The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves.  The net impact of these changes is reported as a component of realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The “market consistent scenarios” used in the determination of the fair value of the GLB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid.  We use risk-neutral Monte Carlo simulations in our calculation to value the entire block of guarantees, which involve 100 unique scenarios per policy or approximately 49 million scenarios.  The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant.  The market consistent inputs include, but are not limited to, assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, rider utilization, etc.), mortality, risk margins, maintenance expenses and a margin for profit.  We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions.  It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

Future Contract Benefits and Other Contract Holder Funds

Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims.  Other contract holder funds represent liabilities for fixed account values, including the fixed portion of variable, dividends payable, premium deposit funds, undistributed earnings on participating business and other contract holder funds as well as the carrying value of DFEL discussed above.

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that are equal to deposits net of withdrawals, excluding surrender charges and fees, plus interest credited, and if applicable an additional reserve for other insurance benefit guarantees.  The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue.  Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue.  The investment yield assumptions for immediate and deferred paid-up annuities range from 1.25% to 12.75%.  These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing GDB features are calculated by estimating the present value of total expected benefit payments over the life of the contract from inception divided by the present value of total expected assessments over the life of the contract (“benefit ratio”) multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest on the liability.  The change in the liability for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest.  As experience or assumption changes result in a change in expected benefit payments or assessments, the benefit ratio is unlocked, that is, recalculated using the updated expected benefit payments and assessments over the life of the contract since inception.  The revised benefit ratio is then applied to the liability calculation described above, with the resulting change in liability reported in benefits on our Consolidated Statements of Comprehensive Income (Loss).

The liability for future claim reserves for long-term disability contracts for incurred and reported claims are calculated based on assumptions as to interest, claim resolution rates and offsets for other insurance including social security.  Claim resolution rate assumptions and social security offsets are based on our actual experience.  The interest rate assumptions used for discounting claim reserves are based on projected portfolio yield rates, after consideration for defaults and investment expenses, for assets supporting the liabilities.  The incurred but not reported claim reserves are based on our experiences as to the reporting lags and ultimate loss experience.  Claim reserves are subject to revision as current claim experience and projections of future factors affecting claim experience change.  Claim reserves do not include a provision for adverse deviation.

With respect to our future contract benefits and other contract holder funds, we continually review overall reserve position, reserving techniques and reinsurance arrangements.  As experience develops and new information becomes known, liabilities are adjusted as deemed necessary.  The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends.  The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations.  As of December 31, 2019 and 2018, participating policies comprised less than 1% of the face amount of business in force, and dividend expenses were $51 million, $56 million and $57 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.  If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI.  The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Certain of our variable annuity contracts reported within future contract benefits contain GLB reserves embedded derivatives, a portion of which may be reported in either other assets or other liabilities, and include guaranteed interest and similar contracts, that are carried at fair value on our Consolidated Balance Sheets, which represents approximate exit price including an estimate for our NPR.  Certain of these features have elements of both insurance benefits and embedded derivatives.  Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits.  We classify these GLB reserves embedded derivatives items in Level 3 within the hierarchy levels described above in “Fair Value Measurement.”  We report the insurance portion of the reserves in future contract benefits.

The fair value of our indexed annuity contracts is based on their approximate surrender values.

Borrowed Funds

Our short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less.  Long-term borrowings have contractual or expected maturities greater than one year.

Contingencies and Commitments

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

Fee Income

Fee income for investment and interest-sensitive life insurance contracts consists of asset-based fees, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances.  Investment products consist primarily of individual and group variable and fixed deferred annuities.  Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies.  These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the “attributed fees”), which are not reported within fee income on our Consolidated Statements of Comprehensive Income (Loss).  These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees.  Asset-based fees, cost of insurance and contract administration charges are assessed on a daily or monthly basis and recognized as revenue as performance obligations are met, over the period underlying customer assets are owned or advisory services are provided.  Wholesaling-related 12b-1 fees received from separate account fund sponsors as compensation for servicing the underlying mutual funds are recorded as revenues based on a contractual percentage of the market value of mutual fund assets over the period shares are owned by customers.  Net investment advisory fees related to asset management of certain separate account funds are recorded as revenues based on a contractual percentage of the customer’s managed assets over the period advisory services are provided.  Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned.  Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited.  Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

Insurance Premiums

Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder.  Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies.  Our group insurance products consist primarily of term life, disability and dental.

Net Investment Income

We earn investment income on the underlying general account investments supporting our fixed products less related expenses.  Dividends and interest income, recorded in net investment income, are recognized when earned.  Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For CLOs and MBS, included in the trading and fixed maturity AFS securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities.  When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period.  In addition, the new effective yield, which reflects anticipated future payments, is used prospectively.  Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

Realized Gain (Loss)

Realized gain (loss) includes realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of investments, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivatives and trading securities.  Realized gains and losses on the sale of investments are determined using the specific identification method.  Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL.  Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

Other Revenues

Other revenues consists primarily of fees attributable to broker-dealer services recorded as performance obligations are met, either at the time of sale or over time based on a contractual percentage of customer account values, changes in the market value of our seed capital investments, and proceeds from reinsurance recaptures.  The broker-dealer services primarily relate to our retail sales network and consist of commission revenue for the sale of non-affiliated securities recorded on a trade date basis and advisory fee income.  Advisory fee income is asset-based revenues recorded as earned based on a contractual percentage of customer account values.  Other revenues earned by our Group Protection segment consist of fees from administrative services performed, which are recognized as performance obligations are met over the terms of the underlying agreements.

Interest Credited

We credit interest to our contract holder account balances based on the contractual terms supporting our products.

Benefits

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances.  Benefits also include the change in reserves for life insurance products with secondary guarantee benefits, annuity products with guaranteed death and living benefits and certain annuities with life contingencies.  For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

Strategic Digitization Expense

Strategic digitization expense consists primarily of costs related to our enterprise-wide digitization initiative.

Pension and Other Postretirement Benefit Plans

Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses.  The mortality assumption is based on actual and anticipated plan experience, determined using acceptable actuarial methods.  We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense.  The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans.  The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan.  The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate.

Stock-Based Compensation

In general, we expense the fair value of stock awards included in our incentive compensation plans.  As of the date LNC’s Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock.  The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder’s equity.  We apply an estimated forfeiture rate to our accrual of compensation cost. We classify certain stock awards as liabilities.  For these awards, the settlement value is classified as a liability on our Consolidated Balance Sheets, and the liability is marked-to-market through net income at the end of each reporting period.  Stock-based compensation expense is reflected in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Interest and Debt Expense

Interest expense on our short-term and long-term debt is recognized as due and any associated premiums, discounts and costs are amortized (accreted) over the term of the related borrowing utilizing the effective interest method.  In addition, gains or losses related to certain derivative instruments associated with debt are recognized in interest and debt expense during the period of the change.

Income Taxes

LNC files a U.S. consolidated income tax return that includes us and LNC’s other eligible subsidiaries.  Ineligible subsidiaries file separate individual corporate tax returns.  Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.  A valuation allowance is recorded to the extent required.  Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance.  In evaluating the need for a valuation allowance, we consider many factors, including:  the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

2.  New Accounting Standards

Adoption of New Accounting Standards

The following table provides a description of our adoption of new ASUs issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases and all related amendments

This standard establishes a new accounting model for leases.  Lessees will recognize most leases on the balance sheet as a ROU asset and a related lease liability.  The lease liability is measured as the present value of the lease payments over the lease term with the ROU asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs.  Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP.  This ASU permits a modified retrospective adoption approach that includes a number of optional practical expedients that entities may elect upon adoption.  Early adoption is permitted.

January 1, 2019

We adopted this standard and all related amendments, which resulted in the recognition of $171 million in ROU assets and $176 million in operating lease liabilities reported in other assets and other liabilities, respectively, on our Consolidated Balance Sheets as of January 1, 2019.  Comparative periods continue to be measured and presented under historical guidance, and only the period of adoption is subject to this ASU.  Also, on transition, we have elected not to reassess: 1) whether expired or existing contracts contain a lease under the new definition of a lease; 2) lease classification for expired or existing leases; and 3) whether previously capitalized initial direct costs would qualify for capitalization under this ASU.  Additionally, there is not a significant difference in our pattern of lease expense recognition under this ASU, and there is no impact on cash flows.  For more information, see Note 1.

ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities

These amendments require an entity to shorten the amortization period for certain callable debt securities held at a premium so that the premium is amortized to the earliest call date.  Early adoption is permitted, and the ASU requires adoption under a modified retrospective basis through a cumulative effect adjustment to the beginning balance of retained earnings.

January 1, 2019

We adopted the provisions of this ASU, which did not result in a change to our existing practices; therefore, no cumulative effect adjustment was recorded.  As such, there was no impact on our consolidated financial condition and results of operations.

ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities

These amendments change both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results.  These amendments retain the threshold of highly effective for hedging relationships, remove the requirement to bifurcate between the portions of the hedging relationship that are effective and ineffective, record hedge item and hedging instrument results in the same financial statement line item, require quantitative assessment initially for all hedging relationships unless the hedging relationship meets the definition of either the shortcut method or critical terms match method and allow the contractual specified index rate to be designated as the hedged risk in a cash flow hedge of interest rate risk of a variable rate financial instrument.  These amendments also eliminate the benchmark interest rate concept for variable rate instruments.  Early adoption is permitted.

January 1, 2019

We adopted the provisions of this ASU, which did not have an impact on our consolidated financial condition and results of operations.  This ASU does result in our modification of certain hedge documentation and effectiveness methods, which we have reflected in applicable disclosures in Note 6.

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments

These amendments adopt a new model in ASC Topic 326 to measure and recognize credit losses for most financial assets.  The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using an allowance for credit losses. Changes in the allowance are charged to earnings.  The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset.  The method used to measure estimated credit losses for fixed maturity AFS securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities.  The amendments will permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings.  The amendments will be adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective.  Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein.

January 1, 2020

The adoption of this standard and related amendments will result in the recognition of a cumulative effect adjustment that is not expected to be material to our retained earnings, to record allowances for credit losses as of the date of adoption, primarily related to commercial and residential mortgage loans, as well as reinsurance recoverables.

ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments

These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – Financial Services – Insurance reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses.

These amendments also make targeted clarifications to ASC Topics 815 and 825.  Early adoption is permitted.

January 1, 2020

Our adoption of ASU 2016-13 and related amendments is discussed above.  The adoption of the remainder of this guidance will not have a material impact on our consolidated financial condition and results of operations.

ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief

The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments – Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.

January 1, 2020

We will recognize a cumulative effect increase to retained earnings of approximately $14 million, after-tax, to elect the fair value option for certain mortgage loans in connection with our adoption of ASC Topic 326.

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts and related amendments

These amendments make changes to the accounting and reporting for long-duration contracts issued by an insurance entity that will significantly change how insurers account for long-duration contracts, including how they measure, recognize and make disclosures about insurance liabilities and DAC.  Under this ASU, insurers will be required to review cash flow assumptions at least annually and update them if necessary.  They also will have to make quarterly updates to the discount rate assumptions they use to measure the liability for future policyholder benefits.  The ASU creates a new category of market risk benefits (i.e., features that protect the contract holder from capital market risk and expose the insurer to that risk) that insurers will have to measure at fair value.  The ASU provides various transition methods by topic that entities may elect upon adoption.  The ASU is currently effective January 1, 2022, and early adoption is permitted.

		January 1, 2022	We are currently evaluating the impact of adopting this ASU on our consolidated financial condition and results of operations.

3.  Acquisition

On May 1, 2018, LNC and LNL completed the acquisition from Liberty Mutual Insurance Company of 100% of the capital stock of Liberty Life, an operator of a group benefits business (the “Liberty Group Business”) and an individual life and individual and group annuity business (the “Liberty Life Business”).  The acquisition expanded the scale and capabilities of the Group Protection business while further diversifying the Company’s sources of earnings.

In connection with the acquisition and pursuant to the Master Transaction Agreement (“MTA”), dated January 18, 2018, which is attached as Exhibit 10.3 to this Form 10-K, Liberty Life sold the Liberty Life Business on May 1, 2018, by entering into reinsurance agreements and related ancillary documents (including administrative services agreements and transition services agreements) with Protective Life Insurance Company and its wholly-owned subsidiary, Protective Life and Annuity Insurance Company (together with Protective Life Insurance Company, “Protective”), providing for the reinsurance and administration of the Liberty Life Business.

We recognized $85 million of acquisition-related costs, pre-tax, for the year ended December 31, 2018.  These costs were included in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

In the year following the May 1, 2018 acquisition date, we adjusted assets acquired by $(5) million and liabilities acquired by $23 million for an increase in goodwill of $28 million.  Under the terms of the MTA, a final balance sheet will be agreed upon at a later date.  The following table presents the adjusted fair values (in millions) of the net assets acquired related to the Liberty Group Business:

Adjusted
Fair Value
Assets
Investments	$2,493
Mortgage loans on real estate	658
Cash and invested cash	107
Reinsurance recoverables	76
Premiums and fees receivable	83
Accrued investment income	24
Other intangible assets acquired	640
Other assets acquired	142
Separate account assets	99
Total assets acquired	$4,322

Liabilities
Future contract benefits	$2,930
Other contract holder funds	46
Other liabilities acquired	140
Separate account liabilities	99
Total liabilities assumed	$3,215

Net identifiable assets acquired	$1,107
Goodwill	410
Net assets acquired	$1,517

Financial Information

Since the acquisition date of May 1, 2018, the revenues and net income of the business acquired have been included in our Consolidated Statements of Comprehensive Income (Loss) in the Group Protection segment and were $1.5 billion and $36 million, respectively, for the period ended December 31, 2018.

The following unaudited pro forma condensed consolidated results of operations of the Company assume that the acquisition of Liberty Life was completed on January 1, 2017 (in millions):

	For the Years Ended
	December 31,
	2018	2017
Revenue	$16,097	$15,080
Net income	1,642	2,034

Pro forma adjustments include the revenue and net income of the acquired business for each period as well as amortization of identifiable intangible assets acquired and the fair value adjustment to acquired insurance reserves and investments.  Other pro forma adjustments include the impact of reflecting acquisition and integration costs and investment expenses directly attributable to the business combination in 2017 instead of in 2018.  Pro forma adjustments do not include retrospective adjustments to defer and amortize acquisition costs as would be recorded under our accounting policy.

4.  Variable Interest Entities

Unconsolidated VIEs

Reinsurance Related Notes

Effective October 1, 2017, our captive reinsurance subsidiary, the Lincoln Reinsurance Company of Vermont VI, restructured the $275 million, long-term surplus note which was originally issued to a non-affiliated VIE in October 2015 in exchange for two corporate bond AFS securities of like principal and duration.  The activities of the VIE are primarily to acquire, hold and issue notes and loans and to pay and collect interest on the notes and loans.  The outstanding principal balance of the long-term surplus note is variable in nature; moving concurrently with any variability in the face amount of the corporate bond AFS securities.  We have concluded that we are not the primary beneficiary of the non-affiliated VIE because we do not have power over the activities that most significantly affect its economic performance.  As of December 31, 2019, the principal balance of the long-term surplus note was zero and we do not currently have any exposure to this VIE.

Structured Securities

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager.  These structured securities include our RMBS, CMBS, CLOs and CDOs.  We have not provided financial or other support with respect to these VIEs other than our original investment.  We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits.  Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments.  We recognize our variable interest in these VIEs at fair value on our Consolidated Balance Sheets.  For information about these structured securities, see Note 5.

Limited Partnerships and Limited Liability Companies

We invest in certain LPs and limited liability companies (“LLCs”), including qualified affordable housing projects, that we have concluded are VIEs.  We do not hold any substantive kick-out or participation rights in the LPs and LLCs, and we do not receive any performance fees or decision maker fees from the LPs and LLCs.  Based on our analysis of the LPs and LLCs, we are not the primary beneficiary of the VIEs as we do not have the power to direct the most significant activities of the LPs and LLCs.

The carrying amounts of our investments in the LPs and LLCs are recognized in other investments on our Consolidated Balance Sheets and were $1.9 billion and $1.7 billion as of December 31, 2019 and 2018, respectively.  Included in these carrying amounts are our investments in qualified affordable housing projects, which were $13 million and $20 million as of December 31, 2019 and 2018, respectively.  We do not have any contingent commitments to provide additional capital funding to these qualified affordable housing projects.  We receive returns from these qualified affordable housing projects in the form of income tax credits and other tax benefits, which are recognized in federal income tax expense (benefit) on our Consolidated Statements of Comprehensive Income (Loss) and were $2 million and $1 million for the years ended December 31, 2019 and 2018, respectively.

Our exposure to loss is limited to the capital we invest in the LPs and LLCs, and there have been no indicators of impairment that would require us to recognize an impairment loss related to the LPs and LLCs as of December 31, 2019.

5.  Investments

Fixed Maturity AFS Securities

The amortized cost, gross unrealized gains, losses and OTTI and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2019
	Amortized	Gross Unrealized			Fair
	Cost	Gains	Losses	OTTI (1)	Value
Fixed maturity AFS securities:
Corporate bonds	$78,875	$9,071	$172	$(5)	$87,779
U.S. government bonds	355	48	-	-	403
State and municipal bonds	4,605	1,087	7	-	5,685
Foreign government bonds	326	62	-	-	388
RMBS	2,820	179	9	(18)	3,008
CMBS	1,038	45	1	(1)	1,083
ABS	4,803	62	17	(35)	4,883
Hybrid and redeemable preferred securities	485	79	20	-	544
Total fixed maturity AFS securities	$93,307	$10,633	$226	$(59)	$103,773

	As of December 31, 2018
	Amortized	Gross Unrealized			Fair
	Cost	Gains	Losses	OTTI (1)	Value
Fixed maturity AFS securities:
Corporate bonds	$78,837	$2,871	$2,167	$(8)	$79,549
U.S. government bonds	361	27	2	-	386
State and municipal bonds	4,498	703	17	-	5,184
Foreign government bonds	402	42	-	-	444
RMBS	3,099	113	61	(13)	3,164
CMBS	810	6	16	(3)	803
ABS	2,644	45	30	(19)	2,678
Hybrid and redeemable preferred securities	568	44	33	-	579
Total fixed maturity AFS securities	$91,219	$3,851	$2,326	$(43)	$92,787

(1)	Includes unrealized (gains) and losses on credit-impaired securities related to changes in the fair value of such securities subsequent to the impairment measurement date.

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) as of December 31, 2019, were as follows:

	Amortized	Fair
	Cost	Value
Due in one year or less	$2,714	$2,699
Due after one year through five years	15,022	15,578
Due after five years through ten years	17,440	18,854
Due after ten years	49,470	57,668
Subtotal	84,646	94,799
Structured securities (RMBS, CMBS, ABS)	8,661	8,974
Total fixed maturity AFS securities	$93,307	$103,773

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of fixed maturity AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2019
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair	Losses and	Fair	Losses and	Fair	Losses and
	Value	OTTI	Value	OTTI	Value	OTTI
Fixed maturity AFS securities:
Corporate bonds	$2,827	$44	$1,381	$131	$4,208	$175
State and municipal bonds	316	7	18	-	334	7
RMBS	471	9	15	-	486	9
CMBS	48	1	4	-	52	1
ABS	1,791	8	300	9	2,091	17
Hybrid and redeemable
preferred securities	29	1	102	19	131	20
Total fixed maturity AFS securities	$5,482	$70	$1,820	$159	$7,302	$229

Total number of fixed maturity AFS securities in an unrealized loss position						882

	As of December 31, 2018
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair	Losses and	Fair	Losses and	Fair	Losses and
	Value	OTTI	Value	OTTI	Value	OTTI
Fixed maturity AFS securities:
Corporate bonds	$30,947	$1,464	$7,023	$704	$37,970	$2,168
U.S. government bonds	70	1	23	1	93	2
State and municipal bonds	376	7	92	10	468	17
RMBS	436	9	796	55	1,232	64
CMBS	470	11	82	5	552	16
ABS	1,237	23	239	16	1,476	39
Hybrid and redeemable
preferred securities	94	6	131	27	225	33
Total fixed maturity AFS securities	$33,630	$1,521	$8,386	$818	$42,016	$2,339

Total number of fixed maturity AFS securities in an unrealized loss position						3,360

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of December 31, 2019
				Number
	Fair	Gross Unrealized		of
	Value	Losses	OTTI	Securities (1)
Less than six months	$15	$5	$-	7
Six months or greater, but less than nine months	10	3	-	4
Twelve months or greater	130	74	-	31
Total	$155	$82	$-	42

	As of December 31, 2018
				Number
	Fair	Gross Unrealized		of
	Value	Losses	OTTI	Securities (1)
Less than six months	$389	$122	$1	44
Six months or greater, but less than nine months	96	49	-	11
Nine months or greater, but less than twelve months	11	8	-	2
Twelve months or greater	138	70	8	32
Total	$634	$249	$9	89

(1)	We may reflect a security in more than one aging category based on various purchase dates.

We regularly review our investment holdings for OTTI.  Our gross unrealized losses, including the portion of OTTI recognized in OCI, on fixed maturity AFS securities decreased by $2.1 billion for the year ended December 31, 2019.  As discussed further below, we believe the unrealized loss position as of December 31, 2019, did not represent OTTI as (i) we did not intend to sell these fixed maturity AFS securities; (ii) it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis; and (iii) the estimated future cash flows were equal to or greater than the amortized cost basis of the debt securities.

Based upon this evaluation as of December 31, 2019, management believes we have the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums, fee income and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our temporarily-impaired securities.

As of December 31, 2019, the unrealized losses associated with our corporate bond securities were attributable primarily to widening credit spreads and rising interest rates since purchase.  We performed a detailed analysis of the financial performance of the underlying issuers and determined that we expected to recover the entire amortized cost for each temporarily-impaired security.

As of December 31, 2019, the unrealized losses associated with our MBS and ABS were attributable primarily to widening credit spreads and rising interest rates since purchase.  We assessed for credit impairment using a cash flow model that incorporates key assumptions including default rates, severities and prepayment rates.  We estimated losses for a security by forecasting the underlying loans in each transaction.  The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable.  Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts and other independent market data.  Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost of each temporarily-impaired security.

As of December 31, 2019, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of underlying issuers.  For our hybrid and redeemable preferred securities, we evaluated the financial performance of the underlying issuers based upon credit performance and investment ratings and determined that we expected to recover the entire amortized cost of each temporarily-impaired security.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$337	$358	$411
Increases attributable to:
Credit losses on securities for which an
OTTI was not previously recognized	13	5	13
Credit losses on securities for which an
OTTI was previously recognized	2	2	7
Decreases attributable to:
Securities sold, paid down or matured	(148)	(28)	(73)
Balance as of end-of-year	$204	$337	$358

During 2019, 2018 and 2017, we recorded credit losses on securities for which an OTTI was not previously recognized as we determined the cash flows expected to be collected would not be sufficient to recover the entire amortized cost basis of the debt security.  The credit losses we recorded on securities for which an OTTI was not previously recognized were attributable primarily to one or a combination of the following reasons:

•	Failure of the issuer of the security to make scheduled payments;
•	Deterioration of creditworthiness of the issuer;
•	Deterioration of conditions specifically related to the security;
•	Deterioration of fundamentals of the industry in which the issuer operates; and
•	Deterioration of the rating of the security by a rating agency.

We recognize the OTTI attributed to the noncredit portion as a separate component in OCI referred to as unrealized OTTI on fixed maturity AFS securities.

Determination of Credit Losses on Corporate Bonds

As of December 31, 2019 and 2018, we reviewed our corporate bond portfolio for potential shortfalls in contractual principal and interest based on numerous subjective and objective inputs.  The factors used to determine the amount of credit loss for each individual security, include, but are not limited to, near-term risk, substantial discrepancy between book and market value, sector or company-specific volatility, negative operating trends and trading levels wider than peers.

Credit ratings express opinions about the credit quality of a security.  Securities rated investment grade, that is those rated BBB- or higher by Standard & Poor’s (“S&P”) Rating Services or Baa3 or higher by Moody’s Investors Service (“Moody’s”), are generally considered by the rating agencies and market participants to be low credit risk.  As of December 31, 2019 and 2018, 96% of the fair value of our corporate bond portfolio was rated investment grade.  As of December 31, 2019 and 2018, the portion of our corporate bond portfolio rated below investment grade had an amortized cost of $3.1 billion and a fair value of $3.1 billion and $2.9 billion, respectively.  Based upon the analysis discussed above, we believed as of December 31, 2019 and 2018, that we would recover the amortized cost of each corporate bond.

Determination of Credit Losses on MBS and ABS

As of December 31, 2019 and 2018, default rates were projected by considering underlying MBS and ABS loan performance and collateral type.  Projected default rates on existing delinquencies vary depending on loan type and severity of delinquency status.  In addition, we estimate the potential contributions of currently performing loans that may become delinquent in the future based on the change in delinquencies and loan liquidations experienced in the recent history.  Finally, we develop a default rate timing curve by aggregating the defaults for all loans in the pool (delinquent loans, foreclosure and real estate owned and new delinquencies from currently performing loans) and the associated loan-level loss severities.

We use certain available loan characteristics such as lien status, loan sizes and occupancy to estimate the loss severity of loans.  Second lien loans are assigned 100% severity, if defaulted.  For first lien loans, we assume a minimum of 30% severity, with higher severity assumed for investor properties and further adjusted by housing price assumptions.  With the default rate timing curve and loan-level loss severity, we derive the future expected credit losses.

Trading Securities

Trading securities at fair value (in millions) consisted of the following:

	As of December 31,
	2019	2018
Fixed maturity securities:
Corporate bonds	$2,877	$1,559
U.S. government bonds	45	43
State and municipal bonds	16	16
Foreign government bonds	45	23
RMBS	169	78
CMBS	163	7
ABS	1,238	121
Hybrid and redeemable preferred securities	49	22
Total trading securities	$4,602	$1,869

The portion of the market adjustment for trading gains and losses recognized in realized gain (loss) that relate to trading securities still held as of December 31, 2019, 2018 and 2017, was $(225) million, $(55) million and $8 million, respectively.

Mortgage Loans on Real Estate

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

	As of December 31, 2019			As of December 31, 2018
	Commercial	Residential	Total	Commercial	Residential	Total
Current	$15,525	$659	$16,184	$12,959	$230	$13,189
30 to 59 days past due	3	27	30	-	9	9
60 to 89 days past due	-	10	10	-	1	1
90 or more days past due	-	16	16	-	-	-
Valuation allowance	-	(2)	(2)	-	-	-
Unamortized premium (discount)	(17)	23	6	(17)	8	(9)
Total carrying value	$15,511	$733	$16,244	$12,942	$248	$13,190

As of December 31, 2019, we had 38 residential mortgage loans that were either delinquent or in foreclosure.  As of December 31, 2018, we had no loans that were either delinquent or in foreclosure.

For our commercial mortgage loans, there was one specifically identified impaired loan with a carrying value of less than $1 million as of December 31, 2019. There were no specifically identified impaired commercial mortgage loans as of December 31, 2018.

For our residential mortgage loans, there were four specifically identified impaired loans with an aggregate carrying value of $1 million as of December 31, 2019.  There were no specifically identified impaired residential mortgage loans as of December 31, 2018.  The general allowance established on residential mortgage loans was $2 million and less than $1 million as of December 31, 2019 and 2018, respectively.

We establish a valuation allowance to provide for the risk of credit losses inherent in our portfolio.  The valuation allowance includes specific valuation allowances for loans that are deemed to be impaired as well as general valuation allowances for pools of loans with similar risk characteristics where a property risk or market specific risk has not been identified but for which we anticipate a loss has occurred.

The changes in the valuation allowance associated with impaired commercial mortgage loans on real estate (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Valuation Allowance
Balance as of beginning-of-year	$-	$3	$2
Additions	-	-	1
Charge-offs, net of recoveries	-	(3)	-
Balance as of end-of-year	$-	$-	$3

Additional information related to impaired commercial mortgage loans on real estate (in millions) was as follows:

	For the Years Ended December 31,
	2019	2018	2017
Average carrying value for impaired commercial
mortgage loans on real estate	$-	$5	$6
Interest income recognized on impaired commercial
mortgage loans on real estate	-	1	-
Interest income collected on impaired commercial
mortgage loans on real estate	-	1	-

As described in Note 1, we use loan-to-value and debt-service coverage ratios as credit quality indicators for our commercial mortgage loans on real estate (dollars in millions) as follows:

	As of December 31, 2019			As of December 31, 2018
			Debt-			Debt-
			Service			Service
	Carrying	% of	Coverage	Carrying	% of	Coverage
Loan-to-Value Ratio	Value	Total	Ratio	Value	Total	Ratio
Less than 65%	$14,121	91.0%	2.35	$11,656	90.1%	2.30
65% to 74%	1,389	9.0%	1.88	1,234	9.5%	1.76
75% to 100%	1	0.0%	1.09	52	0.4%	1.03
Total	$15,511	100.0%		$12,942	100.0%

As described in Note 1, we use loan performance status as the primary credit quality indicator for our residential mortgage loans on real estate (dollars in millions) as follows:

	As of December 31, 2019		As of December 31, 2018
	Carrying	% of	Carrying	% of
Performance Indicator	Value	Total	Value	Total
Performing	$716	97.7%	$247	99.6%
Nonperforming	17	2.3%	1	0.4%
Total	$733	100.0%	$248	100.0%

Our commercial mortgage loan portfolio is geographically diversified with the largest concentrations in California, which accounted for 24% and 23% of commercial mortgage loans on real estate as of December 31, 2019 and 2018, respectively, and Texas, which accounted for 11% and 12% of commercial mortgage loans on real estate as of December 31, 2019 and 2018, respectively.

Our residential mortgage loan portfolio is geographically diversified with the largest concentrations in California, which accounted for 34% of residential mortgage loans on real estate as of December 31, 2019 and 2018, and Florida, which accounted for 20% and 19% of residential mortgage loans on real estate as of December 31, 2019 and 2018, respectively.

Alternative Investments

As of December 31, 2019 and 2018, alternative investments included investments in 256 and 234 different partnerships, respectively, and the portfolios represented approximately 1% of our total investments.

Net Investment Income

The major categories of net investment income (in millions) on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Fixed maturity AFS securities	$4,214	$4,129	$4,048
Equity AFS securities	-	-	12
Trading securities	187	79	88
Equity securities	4	4	-
Mortgage loans on real estate	626	492	433
Real estate	1	1	1
Policy loans	128	122	134
Invested cash	33	23	11
Commercial mortgage loan prepayment
and bond make-whole premiums	115	78	138
Alternative investments	24	222	165
Consent fees	7	4	6
Other investments	27	24	5
Investment income	5,366	5,178	5,041
Investment expense	(404)	(334)	(281)
Net investment income	$4,962	$4,844	$4,760

Realized Gain (Loss)

Details underlying realized gain (loss) (in millions) reported on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Fixed maturity AFS securities:
Gross gains	$44	$36	$17
Gross losses	(70)	(80)	(43)
Gross OTTI	(15)	(7)	(20)
Equity AFS securities:
Gross gains	-	-	6
Gain (loss) on other investments (1)	(15)	(15)	(10)
Associated amortization of DAC, VOBA, DSI and DFEL
and changes in other contract holder funds	(13)	(22)	(21)
Total realized gain (loss) related to certain investments	(69)	(88)	(71)
Realized gain (loss) on the mark-to-market on certain
instruments (2)	(426)	251	(155)
Indexed annuity and IUL contracts net derivatives results: (3)
Gross gain (loss)	(80)	(51)	(22)
Associated amortization of DAC, VOBA, DSI and DFEL	2	12	(2)
GLB fees ceded to LNBAR and attributed fees:
Gross gain (loss)	(223)	(184)	(174)
Associated amortization of DAC, VOBA, DSI and DFEL	(32)	(32)	(32)
Total realized gain (loss)	$(828)	$(92)	$(456)

(1)	Includes market adjustments on equity securities still held of $(4) million and $(17) million for the years ended December 31, 2019 and 2018, respectively.
(2)

Represents changes in the fair values of certain derivative investments (not including those associated with our variable and indexed annuity and indexed variable universal life insurance (“IUL”) contracts net derivatives results), reinsurance related embedded derivatives and trading securities.  See Notes 1 and 9 for information regarding Modco.

(3)

Represents the net difference between the change in fair value of the index options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity and IUL contracts along with changes in the fair value of embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.

Details underlying write-downs taken as a result of OTTI that were recognized in net income (loss) and included in realized gain (loss) on fixed maturity AFS securities above and the portion of OTTI recognized in OCI (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
OTTI Recognized in Net Income (Loss)
Fixed maturity AFS securities:
Corporate bonds	$(13)	$(5)	$(13)
State and municipal bonds	-	-	(1)
RMBS	(1)	(1)	(2)
CMBS	-	-	(2)
ABS	(1)	(1)	(2)
Gross OTTI recognized in net income (loss)	(15)	(7)	(20)
Associated amortization of DAC, VOBA, DSI and DFEL	-	-	2
Net OTTI recognized in net income (loss)	$(15)	$(7)	$(18)

OTTI Recognized in OCI
Gross OTTI recognized in OCI	$14	$-	$-
Change in DAC, VOBA, DSI and DFEL	(1)	-	-
Net OTTI recognized in OCI	$13	$-	$-

Payables for Collateral on Investments

The carrying value of the payables for collateral on investments included on our Consolidated Balance Sheets and the fair value of the related investments or collateral (in millions) consisted of the following:

	As of December 31, 2019		As of December 31, 2018
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Collateral payable for derivative investments (1)	$1,383	$1,383	$616	$616
Securities pledged under securities lending agreements (2)	114	110	88	85
Securities pledged under repurchase agreements (3)	-	-	152	157
Investments pledged for Federal Home Loan Bank of
Indianapolis (“FHLBI”) (4)	3,580	5,480	3,930	5,923
Total payables for collateral on investments	$5,077	$6,973	$4,786	$6,781

(1)

We obtain collateral based upon contractual provisions with our counterparties.  These agreements take into consideration the counterparties’ credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that if exceeded result in the receipt of cash that is typically invested in cash and invested cash.  See Note 6 for additional information.

(2)

Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets.  We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively.  We value collateral daily and obtain additional collateral when deemed appropriate.  The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

(3)

Our pledged securities under repurchase agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets.  The collateral requirements are generally 80% to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary.  The cash received in our repurchase program is typically invested in fixed maturity AFS securities.  As of December 31, 2019, we were not participating in any open repurchase agreements.

(4)

Our pledged investments for FHLBI are included in fixed maturity AFS securities and mortgage loans on real estate on our Consolidated Balance Sheets.  The collateral requirements are generally 105% to 115% of the fair value for fixed maturity AFS securities and 155% to 175% of the fair value for mortgage loans on real estate.  The cash received in these transactions is primarily invested in cash and invested cash or fixed maturity AFS securities.

Increase (decrease) in payables for collateral on investments (in millions) consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Collateral payable for derivative investments	$767	$(85)	$(112)
Securities pledged under securities lending agreements	26	(134)	5
Securities pledged under repurchase agreements	(152)	(379)	1
Investments pledged for FHLBI	(350)	1,030	(450)
Total increase (decrease) in payables for collateral on investments	$291	$432	$(556)

We have elected not to offset our securities lending and repurchase agreements transactions in our financial statements.  The remaining contractual maturities of securities lending and repurchase agreements transactions accounted for as secured borrowings (in millions) were as follows:

	As of December 31, 2019
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$114	$-	$-	$-	$114
Total gross secured borrowings	$114	$-	$-	$-	$114

	As of December 31, 2018
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$88	$-	$-	$-	$88
Repurchase Agreements
Corporate bonds	-	-	-	152	152
Total gross secured borrowings	$88	$-	$-	$152	$240

We accept collateral in the form of securities in connection with repurchase agreements.  In instances where we are permitted to sell or re-pledge the securities received, we report the fair value of the collateral received and a related obligation to return the collateral in the financial statements.  In addition, we receive securities in connection with securities borrowing agreements which we are permitted to sell or re-pledge.  As of December 31, 2019, the fair value of all collateral received that we are permitted to sell or re-pledge was $25 million.  As of December 31, 2019, we have re-pledged $25 million of this collateral to cover initial margin and over-the-counter collateral requirements on certain derivative investments.

Investment Commitments

As of December 31, 2019, our investment commitments were $2.0 billion, which included $1.0 billion of LPs, $544 million of mortgage loans on real estate and $407 million of private placement securities.

Concentrations of Financial Instruments

As of December 31, 2019 and 2018, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $1.3 billion and $1.4 billion, respectively, or 1% of total investments, and our investments in securities issued by the Federal National Mortgage Association with a fair value of $1.0 billion and $1.2 billion, respectively, or 1% of total investments.  These concentrations include fixed maturity AFS, trading and equity securities.

As of December 31, 2019 and 2018, our most significant investments in one industry were our investments in securities in the financial services industry with a fair value of $18.2 billion and $16.0 billion, respectively, or 14% of total investments, and our investments in securities in the consumer non-cyclical industry with a fair value of $15.4 billion and $14.3 billion, respectively, or 12% and 13%, respectively, of total investments.  These concentrations include fixed maturity AFS, trading and equity securities.

6.  Derivative Instruments

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, basis risk and credit risk.  We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Derivative activities are monitored by various management committees.  The committees are responsible for overseeing the implementation of various hedging strategies that are developed through the analysis of financial simulation models and other internal and industry sources.  The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 1 for a detailed discussion of the accounting treatment for derivative instruments.  See Note 20 for additional disclosures related to the fair value of our derivative instruments and Note 4 for derivative instruments related to our consolidated VIEs.

We adopted ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in 2019.  See Note 2 for additional information.

Interest Rate Contracts

We use derivative instruments as part of our interest rate risk management strategy.  These instruments are economic hedges unless otherwise noted and include:

Forward-Starting Interest Rate Swaps

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchases of certain assets.

We also use forward-starting interest rate swaps to hedge the interest rate exposure within our life products related to the forecasted purchases of certain assets.

Interest Rate Cap Corridors

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for certain life insurance products and annuity contracts.  Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate.  For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate.  The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate.  There is no additional liability to us other than the purchase price associated with the interest rate cap corridor.

Interest Rate Futures

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products.  These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Interest Rate Swap Agreements

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges to hedge the interest rate risk of floating-rate bond coupon payments by replicating a fixed-rate bond.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the fair value of certain fixed maturity securities due to interest rate risks.

Reverse Treasury Locks

We use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the anticipated purchase of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates.  These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

Foreign Currency Contracts

We use derivative instruments as part of our foreign currency risk management strategy.  These instruments are economic hedges unless otherwise noted and include:

Currency Futures

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products.  Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

Foreign Currency Swaps

We use foreign currency swaps to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange one currency for another at specified dates in the future at a specified exchange rate.

We also use foreign currency swaps designated and qualifying as cash flow hedges to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies.

Foreign Currency Forwards

We use foreign currency forwards to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency forward is a contractual agreement to exchange one currency for another at specified dates in the future at a specified current exchange rate.

Equity Market Contracts

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

Call Options Based on the S&P 500 and Other Indices

We use call options to hedge the liability exposure on certain options in variable annuity products.

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the Standard & Poor's 500 Index (“S&P 500”) and other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, which can be up to 6 years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Consumer Price Index Swaps

We use consumer price index swaps to hedge the liability exposure on certain options in fixed annuity products.  Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed-rate determined as of inception.

Equity Futures

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products.  These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Put Options

We use put options to hedge the liability exposure on certain options in variable annuity products.  Put options are contracts that require the seller to pay the buyer at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

Total Return Swaps

We use total return swaps to hedge the liability exposure on certain options in variable annuity products.

In addition, we use total return swaps to hedge a portion of the liability related to our deferred compensation plans.  We receive the total return on a portfolio of indexes and pay a floating-rate of interest.

Credit Contracts

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

Credit Default Swaps – Buying Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers.  A credit default swap allows us to put the bond back to the counterparty at par upon a default event by the bond issuer.  A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Credit Default Swaps – Selling Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We sell credit default swaps to offer credit protection to contract holders and investors.  The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers.  A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer.  A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Embedded Derivatives

We have embedded derivatives that include:

GLB Reserves Embedded Derivatives

We are exposed to risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs offered in our variable annuity products, including products with GWB and GIB features.  These GLB features are reinsured among various reinsurance counterparties on either a Modco or coinsurance basis.  We cede a portion of the GLB features to LNBAR on a funds withheld Modco basis.  The funds withheld arrangement includes a dynamic hedging strategy designed to mitigate selected risks. Changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities hedge the changes in embedded derivative GLB reserves assumed by LNBAR caused by those same factors.  The hedge positions are rebalanced based upon changes in these factors as needed.  While we actively manage the hedge positions, these hedge positions may not be totally effective in offsetting changes in the embedded derivative reserve assumed by LNBAR due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with the desired risk and return trade-off.  However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives, as well as the cash flow activity, to be reflected on LNBAR.

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC (“benefit reserves”) and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC (“embedded derivative reserves”).  We calculate the value of the benefit reserves and the embedded derivative reserves based on the specific characteristics of each GLB feature.

Indexed Annuity and IUL Contracts Embedded Derivatives

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 or other indices.  Contract holders may elect to rebalance index options at renewal dates.  At the end of each indexed term, which can be up to 6 years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees.  We use options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Reinsurance Related Embedded Derivatives

We have certain Modco and coinsurance with funds withheld reinsurance agreements with embedded derivatives related to the withheld assets of the related funds.  These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the related credit exposure.  Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:

	As of December 31, 2019			As of December 31, 2018
	Notional	Fair Value		Notional	Fair Value
	Amounts	Asset	Liability	Amounts	Asset	Liability
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$1,174	$108	$12	$1,528	$33	$9
Foreign currency contracts (1)	2,874	191	51	2,326	167	39
Total cash flow hedges	4,048	299	63	3,854	200	48
Fair value hedges:
Interest rate contracts (1)	546	-	202	553	-	137
Non-Qualifying Hedges
Interest rate contracts (1)	112,921	1,082	219	100,628	464	138
Foreign currency contracts (1)	262	1	3	47	-	-
Equity market contracts (1)	43,283	1,442	664	30,273	676	162
Credit contracts (1)	55	-	-	-	-	-
Embedded derivatives:
GLB direct (2)	-	450	-	-	123	-
GLB ceded (2) (3)	-	60	510	-	72	196
Reinsurance related (4)	-	-	375	-	188	-
Indexed annuity and IUL contracts (2) (5)	-	927	2,585	-	902	1,305
Total derivative instruments	$161,115	$4,261	$4,621	$135,355	$2,625	$1,986

(1)	Reported in derivative investments and other liabilities on our Consolidated Balance Sheets.
(2)	Reported in other assets on our Consolidated Balance Sheets.
(3)	Reported in other liabilities on our Consolidated Balance Sheets.
(4)	Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.
(5)	Reported in future contract benefits on our Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

	Remaining Life as of December 31, 2019
	Less Than	1 – 5	6 – 10	11 – 30	Over 30
	1 Year	Years	Years	Years	Years	Total
Interest rate contracts (1)	$11,341	$53,011	$20,948	$28,841	$500	$114,641
Foreign currency contracts (2)	218	383	961	1,473	101	3,136
Equity market contracts	27,594	7,720	3,762	13	4,194	43,283
Credit contracts	-	55	-	-	-	55
Total derivative instruments
with notional amounts	$39,153	$61,169	$25,671	$30,327	$4,795	$161,115

(1)	As of December 31, 2019, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was November 24, 2021.
(2)	As of December 31, 2019, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was February 26, 2050.

The following amounts (in millions) were recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

As of December 31, 2019

Cumulative
Fair Value Hedging
Adjustment Included
	Amortized Cost	in the Amortized
	of the Hedged	Cost of the Hedged
	Assets (Liabilities)	Assets (Liabilities)
Line Items in which the Hedged Items are Recorded
Fixed maturity AFS securities, at fair value	$776	$202

The change in our unrealized gain (loss) on derivative instruments within accumulated other comprehensive income (loss) (“AOCI”) (in millions) was as follows:

	For the Years Ended December 31,
	2019	2018	2017
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$119	$27	$93
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period:
Cumulative effect from adoption of
new accounting standard	-	6	-
Cash flow hedges:
Interest rate contracts	73	(4)	43
Foreign currency contracts	108	44	20
Change in foreign currency exchange rate adjustment	(52)	111	(137)
Change in DAC, VOBA, DSI and DFEL	(5)	(14)	1
Income tax benefit (expense)	(26)	(29)	26
Less:
Reclassification adjustment for gains (losses)
included in net income (loss):
Cash flow hedges:
Interest rate contracts (1)	3	4	4
Foreign currency contracts (1)	35	27	18
Foreign currency contracts (2)	9	-	9
Associated amortization of DAC, VOBA, DSI and DFEL	(2)	(3)	(2)
Income tax benefit (expense)	(9)	(6)	(10)
Balance as of end-of-year	$181	$119	$27

(1)	The OCI offset is reported within net investment income on our Consolidated Statements of Comprehensive Income (Loss).
(2)	The OCI offset is reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The effects of qualifying and non-qualifying hedges (in millions) on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	Gain (Loss)
	Recognized in Income
	For the Year Ended
	December 31, 2019
	Realized	Net
	Gain	Investment
	(Loss)	Income
Total Line Items in which the Effects of Fair Value
or Cash Flow Hedges are Recorded	$(828)	$4,962

Qualifying Hedges
Gain or (loss) on fair value hedging relationships:
Interest rate contracts:
Hedged items	-	63
Derivatives designated as hedging instruments	-	(63)
Gain or (loss) on cash flow hedging relationships:
Interest rate contracts:
Amount of gain or (loss) reclassified from AOCI into income	-	3
Foreign currency contracts:
Amount of gain or (loss) reclassified from AOCI into income	9	35

Non-Qualifying Hedges
Interest rate contracts	982	-
Foreign currency contracts	(1)	-
Equity market contracts	(137)	-
Embedded derivatives:
GLB	1	-
Reinsurance related	(626)	-
Indexed annuity and IUL contracts	(742)	-

The gains (losses) on derivative instruments (in millions) recorded within income (loss) from continuing operations on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended
	December 31,
	2018	2017
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$4	$4
Foreign currency contracts (1)	27	18
Foreign currency contracts (2)	-	9
Total cash flow hedges	31	31
Fair value hedges:
Interest rate contracts (1)	(14)	(23)
Interest rate contracts (2)	37	7
Total fair value hedges	23	(16)
Non-Qualifying Hedges
Interest rate contracts (2)	(149)	103
Foreign currency contracts (2)	5	-
Equity market contracts (2)	445	(1,427)
Equity market contracts (3)	(17)	28
Credit contracts (3)	-	1
Embedded derivatives:
GLB(2)	(1)	-
Reinsurance related (2)	292	(141)
Indexed annuity and IUL contracts (2)	81	(400)
Total derivative instruments	$710	$(1,821)

(1)	Reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss).
(2)	Reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).
(3)	Reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Gains (losses) recognized as a component of OCI (in millions) on derivative instruments designated and qualifying as cash flow hedges were as follows:

	For the Years Ended
	December 31,
	2018	2017
Offset to net investment income	4	22
Offset to realized gain (loss)	27	9

As of December 31, 2019, $45 million of the deferred net gains (losses) on derivative instruments in AOCI were expected to be reclassified to earnings during the next 12 months.  This reclassification would be due primarily to interest rate variances related to our interest rate swap agreements.

For the years ended December 31, 2019 and 2018, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

As of December 31, 2019, information related to our credit default swaps for which we are the seller (dollars in millions) was as follows:

Credit
		Reason	Nature	Rating of	Number		Maximum
		for	of	Underlying	of	Fair	Potential
Credit Contract Type	Maturity	Entering	Recourse	Obligation (1)	Instruments	Value (2)	Payout
Basket credit default swaps	12/20/2024	(3)	(4)	BBB+	1	$1	$55

(1)	Represents average credit ratings based on the midpoint of the applicable ratings among Moody’s, S&P and Fitch Ratings, as scaled to the corresponding S&P ratings.
(2)	Broker quotes are used to determine the market value of our credit default swaps.
(3)	Credit default swaps were entered into in order to hedge the liability exposure on certain variable annuity products.
(4)	Sellers do not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.

As of December 31, 2018, we did not have any exposure related to credit default swaps for which we are the seller.

Details underlying the associated collateral of our credit default swaps for which we are the seller if credit risk-related contingent features were triggered (in millions) were as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
Maximum potential payout	$55	$-
Less: Counterparty thresholds	-	-
Maximum collateral potentially required to post	$55	$-

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding.  If these netting agreements were not in place, we would have been required to post collateral if the market value was less than zero.

Credit Risk

We are exposed to credit losses in the event of non-performance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or NPR.  The NPR is based upon assumptions for each counterparty’s credit spread over the estimated weighted average life of the counterparty exposure, less collateral held.  As of December 31, 2019, the NPR adjustment was zero.  The credit risk associated with such agreements is minimized by entering into agreements with financial institutions with long-standing, superior performance records.  Additionally, we maintain a policy of requiring derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement.  We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements.  Under some ISDA agreements, we and LLANY have agreed to maintain certain financial strength or claims-paying ratings.  A downgrade below these levels could result in termination of derivative contracts, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contracts.  In certain transactions, we and the counterparty have entered into a credit support annex requiring either party to post collateral when net exposures exceed pre-determined thresholds.  These thresholds vary by counterparty and credit rating.  The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor.  We did not have any exposure as of December 31, 2019 or 2018.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

	As of December 31, 2019		As of December 31, 2018
	Collateral	Collateral	Collateral	Collateral
	Posted by	Posted by	Posted by	Posted by
S&P	Counter-	LNL	Counter-	LNL
Credit	Party	(Held by	Party	(Held by
Rating of	(Held by	Counter-	(Held by	Counter-
Counterparty	LNL)	Party)	LNL)	Party)

AA-	$441	$(22)	$33	$(4)
A+	549	(168)	296	(26)
A	36	-	106	(36)
A-	355	-	4	-
BBB+	-	-	177	-
	$1,381	$(190)	$616	$(66)

Balance Sheet Offsetting

Information related to the effects of offsetting on our Consolidated Balance Sheets (in millions) was as follows:

	As of December 31, 2019
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$2,619	$1,437	$4,056
Gross amounts offset	(708)	-	(708)
Net amount of assets	1,911	1,437	3,348
Gross amounts not offset:
Cash collateral	(1,381)	-	(1,381)
Non-cash collateral	(242)	-	(242)
Net amount	$288	$1,437	$1,725

Financial Liabilities
Gross amount of recognized liabilities	$771	$3,470	$4,241
Gross amounts offset	(15)	-	(15)
Net amount of liabilities	756	3,470	4,226
Gross amounts not offset:
Cash collateral	(190)	-	(190)
Non-cash collateral	-	-	-
Net amount	$566	$3,470	$4,036

	As of December 31, 2018
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$1,282	$1,285	$2,567
Gross amounts offset	(201)	-	(201)
Net amount of assets	1,081	1,285	2,366
Gross amounts not offset:
Cash collateral	(616)	-	(616)
Non-cash collateral	(58)	-	(58)
Net amount	$407	$1,285	$1,692

Financial Liabilities
Gross amount of recognized liabilities	$806	$1,501	$2,307
Gross amounts offset	(59)	-	(59)
Net amount of liabilities	747	1,501	2,248
Gross amounts not offset:
Cash collateral	(66)	-	(66)
Non-cash collateral	(190)	-	(190)
Net amount	$491	$1,501	$1,992

7.  Federal Income Taxes

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:

	For the Years Ended December 31,
	2019	2018	2017
Current	$175	$179	$118
Deferred	(212)	78	(1,405)
Federal income tax expense (benefit)	$(37)	$257	$(1,287)

A reconciliation of the effective tax rate differences (in millions) was as follows:

	For the Years Ended December 31,
	2019	2018	2017
Income (loss) before taxes	$577	$1,830	$731
Federal statutory rate	21%	21%	35%
Federal income tax expense (benefit) at federal statutory rate	121	384	256
Effect of:
Tax-preferred investment income (1)	(99)	(87)	(280)
Tax credits	(40)	(39)	(29)
Excess tax benefits from stock-based compensation	(6)	(3)	(8)
Goodwill impairment	-	-	316
Tax impact associated with the Tax Cuts and Jobs Act (2)	(16)	3	(1,526)
Other items	3	(1)	(16)
Federal income tax expense (benefit)	$(37)	$257	$(1,287)
Effective tax rate	-6%	14%	-176%

(1)

Relates primarily to separate account dividends eligible for the dividends-received deduction. As a result of the Tax Cuts and Jobs Act (the “Tax Act”), the recorded tax benefit for the separate account dividends-received deduction was substantially less in 2019 and 2018 as compared to 2017.

(2)

As a result of the enactment of the Tax Act in 2017, we remeasured our existing deferred tax balances at the prevailing corporate federal income tax rate of 21% and recognized a $1.5 billion tax benefit.  In 2018, we recognized a $3 million net tax benefit from the impact of the reduced federal statutory rate under the Tax Act on our adoption of an Internal Revenue Service pronouncement related to variable annuity contracts.  In 2019, we recognized a $16 million net tax benefit from the impact of the reduced corporate tax rate under the Tax Act on our election to revalue policyholder tax reserves.

The federal income tax asset (liability) (in millions) was as follows:

	As of December 31,
	2019	2018
Current	$255	$205
Deferred	(2,605)	(1,421)
Total federal income tax asset (liability)	$(2,350)	$(1,216)

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

	As of December 31,
	2019	2018
Deferred Tax Assets
Future contract benefits and other contract holder funds	$527	$549
Reinsurance related embedded derivative liability	79	-
Compensation and benefit plans	135	120
Intangibles	26	40
Net operating losses	216	264
Other	14	59
Total deferred tax assets	$997	$1,032
Deferred Tax Liabilities
DAC	$854	$1,380
VOBA	191	302
Net unrealized gain on fixed maturity AFS securities	2,216	333
Net unrealized gain on trading securities	70	25
Investment activity	154	334
Reinsurance related embedded derivative asset	-	39
Deferred gain on business sold through reinsurance	4	34
Other	113	6
Total deferred tax liabilities	$3,602	$2,453
Net deferred tax asset (liability)	$(2,605)	$(1,421)

As of December 31, 2019, we have $1.0 billion of net operating losses to carry forward to future years.  The net operating losses arose in tax year 2018, and under the Tax Act changes, have an unlimited carryforward period.  As a result, management believes that it is more likely than not that the deferred tax asset associated with the loss carryforwards will be realized.  Inclusive of the tax attribute for the net operating losses, although realization is not assured, management believes that it is more likely than not that we will realize the benefits of all of our deferred tax assets, and, accordingly, no valuation allowance has been recorded.

As of December 31, 2019, and 2018, $41 million and $12 million, respectively, of our unrecognized tax benefits presented below, if recognized, would have affected our federal income tax expense (benefit) and our effective tax rate.  We are not aware of any events for which it is likely that unrecognized tax benefits will significantly increase or decrease within the next year.  A reconciliation of the unrecognized tax benefits (in millions) was as follows:

	For the Years Ended
	December 31,
	2019	2018
Balance as of beginning-of-year	$12	$11
Increases for prior year tax positions	29	-
Increases for current year tax positions	-	1
Balance as of end-of-year	$41	$12

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense.  For the years ended December 31, 2019, 2018 and 2017, we recognized no interest and penalty expense (benefit), and there was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2019 and 2018.

We are subject to examination by U.S. federal, state, local and non-U.S. income authorities.  We are currently not under examination by the Internal Revenue Service; however, tax years 2016 and forward remain open under the applicable statute of limitations.  We are currently under examination by several state and local taxing jurisdictions; however, we do not expect these examinations will materially impact us.

8.  DAC, VOBA, DSI and DFEL

Changes in DAC (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$9,509	$7,909	$8,269
Business acquired (sold) through reinsurance	-	(246)	-
Business recaptured through reinsurance	59	-	-
Deferrals	1,900	1,596	1,345
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(922)	(913)	(922)
Unlocking	(471)	(115)	61
Adjustment related to realized (gains) losses	(43)	(42)	(55)
Adjustment related to unrealized (gains) losses	(2,614)	1,320	(789)
Balance as of end-of-year	$7,418	$9,509	$7,909

Changes in VOBA (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$799	$499	$874
Business acquired (sold) through reinsurance	-	(11)	-
Business acquired	-	30	-
Deferrals	6	7	7
Amortization:
Amortization, excluding unlocking	(115)	(127)	(105)
Unlocking	143	(60)	(48)
Accretion of interest (1)	45	48	52
Adjustment related to realized (gains) losses	(1)	(2)	(1)
Adjustment related to unrealized (gains) losses	(550)	415	(280)
Balance as of end-of-year	$327	$799	$499

(1)	The interest accrual rates utilized to calculate the accretion of interest ranged from 4.2% to 6.9%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2019, was as follows:

2020	$72
2021	66
2022	67
2023	65
2024	61

Changes in DSI (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$298	$287	$293
Business acquired (sold) through reinsurance	-	(21)	-
Deferrals	26	48	29
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(28)	(28)	(30)
Unlocking	(3)	-	(4)
Adjustment related to realized (gains) losses	(2)	(1)	(2)
Adjustment related to unrealized (gains) losses	(10)	13	1
Balance as of end-of-year	$281	$298	$287

Changes in DFEL (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$2,763	$1,429	$1,855
Business recaptured through reinsurance	5	-	-
Deferrals	1,092	874	753
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(533)	(474)	(383)
Unlocking	(426)	(52)	(3)
Adjustment related to realized (gains) losses	(11)	(19)	(18)
Adjustment related to unrealized (gains) losses	(2,244)	1,005	(775)
Balance as of end-of-year	$646	$2,763	$1,429

9.  Reinsurance

The following summarizes reinsurance amounts (in millions) recorded on our Consolidated Statements of Comprehensive Income (Loss), excluding amounts attributable to the indemnity reinsurance agreements with Protective and Swiss Re Life & Health America, Inc. (“Swiss Re”):

	For the Years Ended December 31,
	2019	2018	2017
Direct insurance premiums and fee income	$13,347	$11,882	$10,103
Reinsurance assumed	97	96	101
Reinsurance ceded	(1,920)	(1,883)	(1,817)
Total insurance premiums and fee income	$11,524	$10,095	$8,387

Direct insurance benefits	$9,482	$8,513	$6,669
Reinsurance recoveries netted against benefits	(1,897)	(2,369)	(1,851)
Total benefits	$7,585	$6,144	$4,818

We and our insurance subsidiaries cede insurance to other companies.  The portion of our life insurance and annuity risks exceeding our retention limit is reinsured with other insurers.  We seek reinsurance coverage to limit our exposure to mortality losses and to enhance our capital management.  Reinsurance does not discharge us from our primary obligation to contract holders for losses insured under the policies we issue.  As discussed in Note 24, a portion of this reinsurance activity is with affiliated companies.

As of December 31, 2019, the policy for our reinsurance program was to retain up to $20 million on a single insured life.  As the amount we retain varies by policy, we reinsured approximately 25% of the mortality risk on newly issued life insurance contracts in 2019.

We focus on obtaining reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our reinsurers.  Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers and LNBAR.  The amounts recoverable from reinsurers were $19.2 billion and $19.8 billion as of December 31, 2019 and 2018, respectively.

Protective represents our largest reinsurance exposure following the sale of the Liberty Life Business as discussed in Note 3, which resulted in amounts recoverable from Protective of $11.8 billion and $12.1 billion as of December 31, 2019 and 2018, respectively.  Protective has funded trusts, of which the balance in the trusts changes as a result of ongoing reinsurance activity, to support the business ceded, which totaled $14.7 billion and $13.7 billion as of December 31, 2019 and 2018, respectively.

Our reinsurance operations were acquired by Swiss Re in December 2001 through a series of indemnity reinsurance transactions.  As such, Swiss Re reinsured certain liabilities and obligations under the indemnity reinsurance agreements.  As we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured policies remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $1.3 billion and $1.5 billion as of December 31, 2019 and 2018, respectively.  Swiss Re has funded a trust, with a balance of $2.7 billion as of December 31, 2019, to support this business.  In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves.  These assets consist of those reported as trading securities and certain mortgage loans.  Our liabilities for funds withheld and embedded derivatives as of December 31, 2019, included $164 million and $31 million, respectively, related to the business sold to Swiss Re.  In addition, the amounts recoverable from LNBAR were $2.4 billion and $2.5 billion as of December 31, 2019 and 2018, respectively.  LNBAR has funded trusts to support the business ceded of which the balance in the trusts changes as a result of ongoing reinsurance activity and totaled $2.3 billion as of December 31, 2019.

Some portions of our annuity business have been reinsured on a Modco basis with other companies.  In a Modco agreement, we as the ceding company retain the reserves, as well as the assets backing those reserves, and the reinsurer shares proportionally in all financial terms of the reinsured policies based on their respective percentage of the risk.  Effective October 1, 2018, we entered into one such Modco agreement with Athene to reinsure fixed and fixed indexed annuity products, which resulted in a deposit asset of $6.6 billion and $7.5 billion as of December 31, 2019 and 2018, respectively, within other assets on our Consolidated Balance Sheets.  We held investments of $6.9 billion as of December 31, 2019, in support of reserves associated with the transaction in a Modco investment portfolio.  As of December 31, 2019, the portfolio included trading securities, fixed maturity AFS securities, commercial mortgage loans, derivative investments, other investments, cash, accrued investment income and equity securities that had carrying values of $3.5 billion, $2.3 billion, $698 million, $130 million, $94 million, $62 million, $57 million and $14 million, respectively.   In addition, the portfolio was supported by $201 million of over-collateralization and a $200 million letter of credit as of December 31, 2019. As described in Note 1, we recorded a deferred gain on business sold through reinsurance related to the transaction with Athene and amortized $30 million and $8 million of the gain during 2019 and 2018, respectively.

In repositioning the Modco investment portfolio, purchases of securities classified as trading during 2019 primarily resulted in negative cash flows from operating activities that were largely offset by sales of securities classified as fixed maturity AFS within investing activities in our Consolidated Statements of Cash Flows.

See Note 6 for information on reinsurance related embedded derivatives.

10.  Goodwill and Specifically Identifiable Intangible Assets

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

	For the Year Ended December 31, 2019
	Gross	Accumulated
	Goodwill	Impairment			Net
	as of	as of	Acquisition		Goodwill
	Beginning-	Beginning-	Accounting		as of End-
	of-Year	of-Year	Adjustments	Impairment	of-Year
Annuities	$1,040	$(600)	$-	$-	$440
Retirement Plan Services	20	-	-	-	20
Life Insurance	2,186	(1,552)	-	-	634
Group Protection	688	-	(4)	-	684
Total goodwill	$3,934	$(2,152)	$(4)	$-	$1,778

	For the Year Ended December 31, 2018
	Gross	Accumulated
	Goodwill	Impairment			Net
	as of	as of	Acquisition		Goodwill
	Beginning-	Beginning-	Accounting		as of End-
	of-Year	of-Year	Adjustments	Impairment	of-Year
Annuities	$1,040	$(600)	$-	$-	$440
Retirement Plan Services	20	-	-	-	20
Life Insurance	2,186	(1,552)	-	-	634
Group Protection	274	-	414	-	688
Total goodwill	$3,520	$(2,152)	$414	$-	$1,782

The fair values of our reporting units (Level 3 fair value estimates) are comprised of the value of in-force (i.e., existing) business and the value of new business.  Specifically, new business is representative of cash flows and profitability associated with policies or contracts we expect to issue in the future, reflecting our forecasts of future sales volume and product mix over a 10-year period.  To determine the values of in-force and new business, we use a discounted cash flows technique that applies a discount rate reflecting the market expected, weighted-average rate of return adjusted for the risk factors associated with operations to the projected future cash flows for each reporting unit.

As of October 1, 2019 and 2018, we performed our annual quantitative goodwill impairment test for our reporting units, and, as of each such date, the fair value was in excess of each reporting unit’s carrying value for Annuities, Retirement Plan Services, Life Insurance and Group Protection.

As of October 1, 2017, the date of our annual quantitative assessment of goodwill, our Annuities, Retirement Plan Services and Group Protection reporting units had fair values that exceeded the carrying value of each reporting unit. Our early adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” resulted in impairment of the Life Insurance reporting unit goodwill of $905 million during the fourth quarter of 2017 driven primarily from the impact of the December 22, 2017, enactment of the Tax Act that increased the carrying value of the Life Insurance reporting unit in excess of its fair value.

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:

	As of December 31, 2019		As of December 31, 2018
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Retirement Plan Services:
Mutual fund contract rights (1)	$5	$-	$5	$-
Life Insurance:
Sales force	100	55	100	51
Group Protection:
VOCRA	576	25	576	5
VODA	31	2	31	-
Insurance licenses (1)	3	-	3	-
Total	$715	$82	$715	$56

(1)	No amortization recorded as the intangible asset has indefinite life.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2019, was as follows:

2020	$37
2021	37
2022	37
2023	37
2024	37
Thereafter	440

11.  Guaranteed Benefit Features

Information on the GDB features outstanding (dollars in millions) was as follows:

	As of December 31,
	2019 (1)	2018 (1)
Return of Net Deposits
Total account value	$101,601	$89,783
Net amount at risk (2)	71	1,002
Average attained age of contract holders	65 years	65 years

Minimum Return
Total account value	$92	$88
Net amount at risk (2)	13	18
Average attained age of contract holders	77 years	77 years
Guaranteed minimum return	5%	5%

Anniversary Contract Value
Total account value	$25,763	$23,365
Net amount at risk (2)	384	2,007
Average attained age of contract holders	71 years	71 years

(1)	Our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
(2)	Represents the amount of death benefit in excess of the account balance that is subject to market fluctuations.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.  The following summarizes the balances of and changes in the liabilities for GDBs (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$161	$100	$110
Changes in reserves	(24)	77	8
Benefits paid	(20)	(16)	(18)
Balance as of end-of-year	$117	$161	$100

Variable Annuity Contracts

Account balances of variable annuity contracts, including those with guarantees, (in millions) were invested in separate account investment options as follows:

	As of December 31,
	2019	2018
Asset Type
Domestic equity	$64,093	$54,060
International equity	19,852	18,359
Fixed income	41,405	37,942
Total	$125,350	$110,361

Percent of total variable annuity separate account values	98%	99%

Secondary Guarantee Products

Future contract benefits and other contract holder funds include reserves for our secondary guarantee products sold through our Life Insurance segment.  Reserves on UL and VUL products with secondary guarantees represented 35% and 33% of total life insurance in-force reserves as of December 31, 2019 and 2018, respectively.  UL and VUL products with secondary guarantees represented 27%, 36% and 27% of total life insurance sales for the years ended December 31, 2019, 2018 and 2017, respectively.

12.  Liability for Unpaid Claims

The liability for unpaid claims consists primarily of long-term disability claims and is reported in future contract benefits on our Consolidated Balance Sheets.  Changes in the liability for unpaid claims (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Balance as of beginning-of-year	$5,335	$2,222	$2,242
Reinsurance recoverable	143	57	69
Net balance as of beginning-of-year	5,192	2,165	2,173
Business acquired (1)	-	2,842	-
Incurred related to:
Current year	3,193	2,531	1,346
Prior years:
Interest	151	120	69
All other incurred (2)	(308)	(208)	(76)
Total incurred	3,036	2,443	1,339
Paid related to:
Current year	(1,518)	(1,197)	(798)
Prior years	(1,310)	(1,061)	(549)
Total paid	(2,828)	(2,258)	(1,347)
Net balance as of end-of-year	5,400	5,192	2,165
Reinsurance recoverable	152	143	57
Balance as of end-of-year	$5,552	$5,335	$2,222

(1)	Represents acquired group life and disability reserves, net, as of May 1, 2018. See Note 3 for additional information.
(2)

All other incurred is primarily impacted by the level of claim resolutions in the period compared to that which is expected by the reserve assumption. A negative number implies a favorable result where claim resolutions were more favorable than assumed. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the long-term life of the block of claims. It will vary from actual experience in any one period, both favorably and unfavorably.

The interest rate assumption used for discounting long-term claim reserves is an important part of the reserving process due to the long benefit period for these claims.  Interest accrued on prior years’ reserves has been calculated on the opening reserve balance less one-half of the prior years’ incurred claim payments at our average reserve discount rate.

Long-term disability benefits may extend for many years, and claim development schedules do not reflect these longer benefit periods.  As a result, we use longer term retrospective runoff studies, experience studies and prospective studies to develop our liability estimates.  Long-term disability reserves are discounted using rates ranging from 3.25% to 5%. The discount rates vary by year of claim incurral.

13.  Short-Term and Long-Term Debt

Details underlying short-term and long-term debt (in millions) were as follows:

	As of December 31,
	2019	2018
Short-Term Debt
Short-term debt (1)	$609	$288

Long-Term Debt, Excluding Current Portion
9.76% surplus note, due 2024	$50	$50
6.56% surplus note, due 2028	500	500
LIBOR + 111 bps surplus note, due 2028	71	71
LIBOR + 226 bps surplus note, due 2028	613	600
6.03% surplus note, due 2028	750	750
LIBOR + 200 bps surplus note, due 2035	30	30
LIBOR + 155 bps surplus note, due 2037	25	25
4.20% surplus note, due 2037	50	50
LIBOR + 100 bps surplus note, due 2037	284	312
4.225% surplus note, due 2037	28	-
4.50% surplus note, due 2038	13	13
Total long-term debt	$2,414	$2,401

(1)	The short-term debt represents short-term notes payable to LNC.

Future principal payments due on long-term debt (in millions) as of December 31, 2019, were as follows:

2020	$-
2021	-
2022	-
2023	-
2024	50
Thereafter	2,364
Total	$2,414

We issued a surplus note of $50 million to LNC in 1994.  The note calls for us to pay the principal amount of the note on or before September 30, 2024, and interest to be paid semiannually at an annual rate of 9.76%.  Subject to approval by the Commissioner, we have the right to repay the note on any March 31 or September 30.

We issued a surplus note of $500 million to LNC in 1998.  The note calls for us to pay the principal amount of the note on or before March 31, 2028, and interest to be paid quarterly at an annual rate of 6.56%.  Subject to approval by the Commissioner, LNC has the right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note.  Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital as of the date of note issuance of $2.3 billion, and subject to approval by the Commissioner.

On October 1, 2013, we issued a surplus note of $71 million to LNC.  The note calls for us to pay the principal amount of the note on or before September 24, 2028, and interest to be paid quarterly at an annual rate of LIBOR + 111 bps.  Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On December 17, 2013, we issued a variable surplus note to a wholly-owned subsidiary of LNC with an initial outstanding principal amount of $287 million.  The outstanding principal amount as of December 31, 2019, was $613 million.  The note calls for us to pay the principal amount of the note on or before October 1, 2028, and interest to be paid quarterly at an annual rate of LIBOR + 226 bps.

We issued a surplus note of $750 million to LNC in 1998.  The note calls for us to pay the principal amount of the note on or before December 31, 2028, and interest to be paid quarterly at an annual rate of 6.03%.  Subject to approval by the Commissioner, LNC has the right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note.  Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.4 billion, and subject to approval by the Commissioner.

On October 1, 2015, we issued a surplus note of $30 million to LNC.  The note calls for us to pay the principal amount of the note on or before September 28, 2035, and interest to be paid quarterly at an annual rate of LIBOR + 200 bps.  Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On July 1, 2017, we issued a surplus note of $25 million to LNC.  The note calls for us to pay the principal amount of the note on or before June 30, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 155 bps.  Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On October 1, 2017, we issued a surplus note of $50 million to LNC.  The note calls for us to pay the principal amount of the note on or before July 1, 2037, and interest to be paid quarterly at an annual rate of 4.20%.  Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On October 9, 2007, we issued a surplus note of $375 million that LNC has held effective December 31, 2008.  The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 100 bps.  On June 15, 2017, the surplus note was amended to include repayment terms stating subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.  The outstanding principal amount as of December 31, 2019, was $284 million due to executing our right to repay the surplus note in part to LNC.

On July 1, 2018, we issued a surplus note of $13 million to LNC.  The note calls for us to pay the principal amount of the note on or before June 30, 2038, and interest to be paid quarterly at an annual rate of 4.50%.  Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On July 1, 2019, we issued a surplus note of $28 million to LNC.  The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of 4.225%.  Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

Credit Facilities and Letters of Credit

Credit facilities, which allow for borrowing or issuances of letters of credit (“LOCs”), and LOCs (in millions) were as follows:

		As of December 31, 2019
	Expiration	Maximum	LOCs
	Date	Available	Issued
Credit Facilities
Five-year revolving credit facility	July 31, 2024	$2,250	$340
LOC facility (1)	August 26, 2031	990	965
LOC facility (1)	October 1, 2031	982	982
Total		$4,222	$2,287

(1)	Our wholly-owned subsidiaries entered into irrevocable LOC facility agreements with third-party lenders supporting inter-company reinsurance agreements.

On July 31, 2019, LNC refinanced its existing credit facility with a syndicate of banks.  This facility (the “credit facility”) allows for the issuance of LOCs and borrowing of up to $2.25 billion.  The credit facility is unsecured and has a commitment termination date of July 31, 2024.  The LOCs under the credit facility are used primarily to satisfy reserve credit requirements of (i) LNL and LNC’s other domestic insurance companies for which reserve credit is provided by our captive reinsurance subsidiaries and LNBAR and (ii) certain ceding companies of our legacy reinsurance business.

The credit agreement governing the credit facility contains or includes:

•

Customary terms and conditions, including covenants restricting the ability of LNC and its subsidiaries to incur liens and the ability of LNC to merge or consolidate with another entity where it is not the surviving entity and dispose of all or substantially all of its assets;

•

Financial covenants including maintenance by LNC of a minimum consolidated net worth (as defined in the credit agreement) equal to the sum of $10.6 billion plus 50% of the aggregate net proceeds of equity issuances received by LNC or any of its subsidiaries as set forth in the credit agreement; and a debt-to-capital ratio as defined in accordance with the credit facility not to exceed 0.35 to 1.00;

•	A cap on LNC’s secured non-operating indebtedness and non-operating indebtedness of LNC’s subsidiaries equal to 7.5% of total capitalization, as defined in accordance with the credit agreement; and
•	Customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default.

Upon an event of default, the credit agreement provides that, among other things, the commitments may be terminated and the loans then outstanding may be declared due and payable.  As of December 31, 2019, LNC was in compliance with all such covenants.

Our LOC facility agreements each contain customary terms and conditions, including early termination fees, covenants restricting the ability of the subsidiaries to incur liens, merge or consolidate with another entity and dispose of all or substantially all of their assets.  Upon an event of early termination, the agreements require the immediate payment of all or a portion of the present value of the future LOC fees that would have otherwise been paid.  Further, the agreements contain customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default.  The events of default include payment defaults, covenant defaults, material inaccuracies in representations and warranties, bankruptcy and liquidation proceedings and other customary defaults.  Upon an event of default, the agreements provide that, among other things, obligations to issue, amend or increase the amount of any LOC shall be terminated and any obligations shall become immediately due and payable.  As of December 31, 2019, we were in compliance with all such covenants.

14.  Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers, registered investment advisers and unclaimed property laws.

LNL and its affiliates are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise.  In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought.  Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief.  Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court.  In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters.  This variability in pleadings, together with the actual experiences of LNL in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain.  Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal.  Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2019.  While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LNL’s financial condition.

For some matters, the Company is able to estimate a reasonably possible range of loss.  For such matters in which a loss is probable, an accrual has been made.  For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made.  Accordingly, the estimate contained in this paragraph reflects two types of matters.  For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued.  In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount.  For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable.  In these cases, the estimate reflects the reasonably possible loss or range of loss.  As of December 31, 2019, we estimate the aggregate range of reasonably possible losses, including amounts in excess of amounts accrued for these matters as of such date, to be up to approximately $90 million.  Any estimate is not an indication of expected loss, if any, or of the Company’s maximum possible loss exposure on such matters.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss.  We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts and the progress of settlement negotiations.  On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Certain reinsurers have sought rate increases on certain yearly renewable term treaties.  We are disputing the requested rate increases under these treaties.  We have initiated and will initiate arbitration proceedings, as necessary, under these treaties in order to protect our contractual rights.  Additionally, reinsurers may initiate arbitration proceedings against us.  We believe it is unlikely the outcome of these disputes will have a material adverse effect on our financial condition.  For more information about reinsurance, see Note 9.

Cost of Insurance Litigation

Glover v. Connecticut General Life Insurance Company and The Lincoln National Life Insurance Company, filed in the U.S. District Court for the District of Connecticut, No. 3:16-cv-00827, is a putative class action that was served on LNL on June 8, 2016.  Plaintiff is the owner of a universal life insurance policy who alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy.  Plaintiff seeks to represent all universal life and variable universal life policyholders who owned policies containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders.  On January 11, 2019, the court dismissed Plaintiff’s complaint in its entirety.  In response, Plaintiff filed a motion for leave to amend the complaint, which we have opposed.

Hanks v. The Lincoln Life and Annuity Company of New York (“LLANY”) and Voya Retirement Insurance and Annuity Company (“Voya”), filed in the U.S. District Court for the Southern District of New York, No. 1:16-cv-6399, is a putative class action that was served on LLANY on August 12, 2016.  Plaintiff owns a universal life policy originally issued by Aetna (now Voya) and alleges that (i) Voya breached the terms of the policy when it increased non-guaranteed cost of insurance rates on Plaintiff’s policy; and (ii) LLANY, as reinsurer and administrator of Plaintiff’s policy, engaged in wrongful conduct related to the cost of insurance increase and was unjustly enriched as a result.  Plaintiff seeks to represent all owners of Aetna life insurance policies that were subject to non-guaranteed cost of insurance rate increases in 2016 and seeks damages on their behalf.  On March 13, 2019, the court issued an order granting plaintiff’s motion for class certification for the breach of contract claim and denying such motion with respect to the unjust enrichment claim against LLANY, and, on September 12, 2019, the court issued an order approving the parties’ joint stipulation of dismissal with respect to the unjust enrichment claim and dismissed LLANY as a defendant in the case.  In light of LLANY’s role as reinsurer and administrator under the 1998 coinsurance agreement with Aetna (now Voya), and of the parties’ rights and obligations thereunder, LLANY continues to be actively engaged in the vigorous defense of this action.

EFG Bank AG, Cayman Branch, et al. v. The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:17-cv-02592, is a civil action filed on February 1, 2017.  Plaintiffs own Legend Series universal life insurance policies originally issued by Jefferson-Pilot (now LNL).  Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates beginning in 2016.  We are vigorously defending this matter.

In re: Lincoln National COI Litigation, pending in the U.S. District Court for the Eastern District of Pennsylvania, Master File No. 2:16-cv-06605-GJP, is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order dated March 20, 2017.  In addition to consolidating a number of existing matters, the order also covers any future cases filed in the same district related to the same subject matter.  Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL).  Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2016.  Plaintiffs seek to represent classes of policyowners and seek damages on their behalf.  We are vigorously defending this matter.

In re: Lincoln National 2017 COI Rate Litigation, Master File No. 2:17-cv-04150 is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order of the court in March 2018.  Plaintiffs own universal life insurance policies originally issued by former Jefferson-Pilot (now LNL).  Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2017.  Plaintiffs seek to represent classes of policyholders and seek damages on their behalf.  We are vigorously defending this matter.

TVPX ARS INC., as Securities Intermediary for Consolidated Wealth Management, LTD. v. The Lincoln National Life Insurance Company, filed in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-02989, is a putative class action that was filed on July 17, 2018.  Plaintiff alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy.  Plaintiff seeks to represent all universal life and variable universal life policyholders who own policies issued by LNL or its predecessors containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders.  We are vigorously defending this matter.

LSH Co. and Wells Fargo Bank, National Association, as securities intermediary for LSH Co. v. Lincoln National Corporation and The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-05529, is a civil action filed on December 21, 2018.  Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL).  Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates in 2016 and 2017.  We are vigorously defending this matter.

Vida Longevity Fund, LP v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:19-cv-06004, is a putative class action that was filed on June 27, 2019.  Plaintiff alleges that LLANY charged more for non-guaranteed cost of insurance than was permitted by the policies.  Plaintiff seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and which contain non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policies.  Plaintiff also seeks to represent a sub-class of such policyholders who own or owned “life insurance policies issued in the State of New York.”  Plaintiff seeks damages on behalf of the policyholder class and sub-class.  We are vigorously defending this matter.

Commitments

Leases

We recognized operating lease ROU assets of $202 million and associated lease liabilities of $208 million as of December 31, 2019.   We classified the operating lease ROU assets within other assets and the lease liabilities within other liabilities on our Consolidated Balance Sheets.  The weighted-average discount rate and remaining lease term were 3.2% and 6 years, respectively, as of December 31, 2019.  Operating lease expense for the years ended December 31, 2019, 2018 and 2017, was $46 million,  $43 million and $36 million, respectively, and reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

As of December 31, 2019, the net book value of assets recorded as finance leases was $128 million, and the associated accumulated amortization was $345 million.  These transactions have been classified as other assets on our Consolidated Balance Sheets.  These assets will continue to be amortized on a straight-line basis over the assets’ remaining lives.  The weighted-average discount rate and remaining lease term were 2.2% and 2 years, respectively, as of December 31, 2019.

Finance lease expense (in millions) was as follows:

For the Year Ended
December 31,
2019

Amortization of ROU assets (1)	$67
Interest on lease liabilities (2)	13
Total	$80

(1)	Amortization of ROU assets is reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).
(2)	Interest on lease liabilities is reported in interest and debt expense on our Consolidated Statements of Comprehensive Income (Loss).

The table below presents cash flow information (in millions) related to leases:

For the Year Ended
December 31,
2019
Supplemental Cash Flow Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$47
Financing cash flows from finance leases	96

Supplemental Non-cash Information
ROU assets obtained in exchange for new lease obligations:
Operating leases	$78

Our future minimum lease payments (in millions) under non-cancellable leases as of December 31, 2019, were as follows:

	Operating	Finance
	Leases	Leases
2020	$44	$56
2021	40	66
2022	35	66
2023	32	90
2024	26	17
Thereafter	65	12
Total future minimum lease payments	242	307
Less: Amount representing interest	34	26
Present value of minimum lease payments	$208	$281

As of December 31, 2019, we had no leases that had not yet commenced.

Vulnerability from Concentrations

As of December 31, 2019, we did not have a concentration of:  business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial condition.  For information on our investment and reinsurance concentrations, see Notes 5 and 9, respectively.

Other Contingency Matters

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies.  Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states.  We have accrued for expected assessments and the related reductions in future state premium taxes, which net to assessments (recoveries) of $(13) million and $(18) million as of December 31, 2019 and 2018, respectively.

15.  Shares and Stockholder’s Equity

All authorized and issued shares of LNL are owned by LNC.

AOCI

The following summarizes the components and changes in AOCI (in millions):

	For the Years Ended December 31,
	2019	2018	2017
Unrealized Gain (Loss) on AFS Securities
Balance as of beginning-of-year	$536	$3,283	$1,687
Cumulative effect from adoption of new accounting standards	-	634	-
Unrealized holding gains (losses) arising during the year	8,856	(5,995)	2,872
Change in foreign currency exchange rate adjustment	46	(107)	134
Change in DAC, VOBA, DSI, future contract benefits and other contract holder funds	(2,460)	1,748	(703)
Income tax benefit (expense)	(1,370)	923	(745)
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	(26)	(44)	(40)
Associated amortization of DAC, VOBA, DSI and DFEL	(11)	(19)	(19)
Income tax benefit (expense)	8	13	21
Balance as of end-of-year	$5,637	$536	$3,283
Unrealized OTTI on AFS Securities
Balance as of beginning-of-year	$29	$39	$22
(Increases) attributable to:
Cumulative effect from adoption of new accounting standards	-	9	-
Gross OTTI recognized in OCI during the year	(14)	-	-
Change in DAC, VOBA, DSI and DFEL	1	-	-
Income tax benefit (expense)	3	-	-
Decreases attributable to:
Changes in fair value, sales, maturities or other settlements of AFS securities	30	(18)	34
Change in DAC, VOBA, DSI and DFEL	(2)	(5)	(7)
Income tax benefit (expense)	(7)	4	(10)
Balance as of end-of-year	$40	$29	$39
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$119	$27	$93
Cumulative effect from adoption of new accounting standard	-	6	-
Unrealized holding gains (losses) arising during the year	181	40	63
Change in foreign currency exchange rate adjustment	(52)	111	(137)
Change in DAC, VOBA, DSI and DFEL	(5)	(14)	1
Income tax benefit (expense)	(26)	(29)	26
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	47	31	31
Associated amortization of DAC, VOBA, DSI and DFEL	(2)	(3)	(2)
Income tax benefit (expense)	(9)	(6)	(10)
Balance as of end-of-year	$181	$119	$27
Funded Status of Employee Benefit Plans
Balance as of beginning-of-year	$(25)	$(22)	$(20)
Cumulative effect from adoption of new accounting standard	-	(5)	-
Adjustment arising during the year	4	3	(4)
Income tax benefit (expense)	(1)	(1)	2
Balance as of end-of-year	$(22)	$(25)	$(22)

The following summarizes the reclassifications out of AOCI (in millions) and the associated line item in the Consolidated Statements of Comprehensive Income (Loss):

	For the Years Ended December 31,
	2019	2018	2017
Unrealized Gain (Loss) on AFS Securities
Gross reclassification	$(26)	$(44)	$(40)	Total realized gain (loss)
Associated amortization of DAC,
VOBA, DSI and DFEL	(11)	(19)	(19)	Total realized gain (loss)
Reclassification before income				Income (loss) from continuing
tax benefit (expense)	(37)	(63)	(59)	operations before taxes
Income tax benefit (expense)	8	13	21	Federal income tax expense (benefit)
Reclassification, net of income tax	$(29)	$(50)	$(38)	Net income (loss)

Unrealized OTTI on AFS Securities
Gross reclassification	$4	$7	$5	Total realized gain (loss)
Change in DAC, VOBA, DSI and DFEL	-	-	(1)	Total realized gain (loss)
Reclassification before income				Income (loss) from continuing
tax benefit (expense)	4	7	4	operations before taxes
Income tax benefit (expense)	(1)	(1)	(1)	Federal income tax expense (benefit)
Reclassification, net of income tax	$3	$6	$3	Net income (loss)

Unrealized Gain (Loss) on Derivative Instruments
Gross reclassifications:
Interest rate contracts	$3	$4	$4	Net investment income
Foreign currency contracts	35	27	18	Net investment income
Foreign currency contracts	9	-	9	Total realized gain (loss)
Total gross reclassifications	47	31	31
Associated amortization of DAC,
VOBA, DSI and DFEL	(2)	(3)	(2)	Commissions and other expenses
Reclassifications before income				Income (loss) from continuing
tax benefit (expense)	45	28	29	operations before taxes
Income tax benefit (expense)	(9)	(6)	(10)	Federal income tax expense (benefit)
Reclassifications, net of income tax	$36	$22	$19	Net income (loss)

16.  Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	For the Years Ended December 31,
	2019	2018	2017
Commissions	$2,566	$2,271	$1,998
General and administrative expenses	2,152	1,910	1,715
Expenses associated with reserve financing and unrelated LOCs	52	64	57
DAC and VOBA deferrals and interest, net of amortization	(586)	(436)	(390)
Broker-dealer expenses	372	358	329
Specifically identifiable intangible asset amortization	26	9	4
Taxes, licenses and fees	353	322	254
Acquisition and integration costs related to mergers and acquisitions	130	85	-
Total	$5,065	$4,583	$3,967

17.  Retirement and Deferred Compensation Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

We maintain defined benefit pension plans in which certain agents are participants.  These defined benefit pension plans are closed to new entrants and existing participants do not accrue any additional benefits.  We comply with applicable minimum funding requirements. In accordance with such practice, we were not required to make contributions but elected to contribute zero and $8 million for the years ended December 31, 2019 and 2018, respectively.  We do not expect to be required to make any contributions to these pension plans in 2020.  We sponsor other postretirement benefit plans that provide health care and life insurance to certain retired agents.  Total net periodic cost (recovery) for these plans was $6  million, $6 million and $5 million during 2019, 2018 and 2017, respectively.  In 2020, we expect the plans to make benefit payments of approximately $10 million.

Information (in millions) with respect to these plans was as follows:

	As of or For the Years Ended December 31,
	2019	2018	2019	2018

			Other Postretirement
	Pension Plans		Benefit Plans
Fair value of plan assets	$109	$107	$9	$8
Projected benefit obligation	115	112	10	10
Funded status	$(6)	$(5)	$(1)	$(2)

Amounts Recognized on the
Consolidated Balance Sheets
Other assets	$-	$-	$-	$-
Other liabilities	(6)	(5)	(1)	(2)
Net amount recognized	$(6)	$(5)	$(1)	$(2)

Weighted-Average Assumptions
Benefit obligations:
Weighted-average discount rate	3.50%	4.50%	3.50%	4.50%
Net periodic benefit cost:
Weighted-average discount rate	4.50%	4.00%	4.50%	4.00%
Expected return on plan assets	4.50%	4.50%	6.50%	6.50%

The weighted average discount rate was determined based on a corporate yield curve as of December 31, 2019, and projected benefit obligation cash flows.  The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans’ target plan allocation.  We reevaluate these assumptions each plan year.

The following summarizes our fair value measurements of our benefit plans’ assets (in millions) on a recurring basis by asset category:

	As of December 31,
	2019	2018

Fixed maturity securities:
Corporate bonds	$-	$1
U.S. government bonds	83	87
Cash and invested cash	26	19
Other investments	9	8
Total	$118	$115

See “Fair Value Measurement” in Note 1 for discussion on how we categorize our pension plans’ assets into the three-level fair value hierarchy.  See “Financial Instruments Carried at Fair Value” in Note 20 for a summary of our fair value measurement of our pension plans’ assets by the three-level fair value hierarchy.

Participation in Defined Benefit Pension and Other Postretirement Benefit Plans

We participate in defined benefit pension plans that are sponsored by LNC for certain employees and non-employee directors.  These defined benefit pension plans are closed to new entrants, and existing participants do not accrue any additional benefits.  We also participate in other postretirement benefit plans sponsored by LNC that provide health care and life insurance to certain retired employees.  Our expense (benefit) for these plans was  $10 million, $(4) million and $7 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Defined Contribution Plans

We sponsor tax-qualified defined contribution plans for eligible agents that are administered in accordance with the plan documents and various limitations under section 401(a) of the Internal Revenue Code of 1986.  We also participate in defined contribution plans sponsored by LNC for eligible employees.  Our expense for these plans was $101  million, $90 million and $85 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

Deferred Compensation Plans

We sponsor non-qualified, unfunded, deferred compensation plans for certain current and former agents.  Certain current employees participate in non-qualified, unfunded, deferred compensation plans sponsored by LNC.  The results of certain notional investment options within some of the plans are hedged by total return swaps.  Our expenses increase or decrease in direct proportion to the change in market value of the participants’ investment options.  Participants of certain plans are able to select LNC stock as a notional investment option; however, it is not hedged by the total return swaps and is a primary source of expense volatility related to these plans.  Our expense for these plans was $22 million, $12 million and $27 million for the years ended December 31, 2019, 2018 and 2017, respectively.  For further discussion of total return swaps related to our deferred compensation plans, see Note 6.

Information (in millions) with respect to these plans was as follows:

	As of December 31,
	2019	2018
Total liabilities (1)	$579	$487
Investments dedicated to fund liabilities (2)	202	170

(1)	Reported in other liabilities on our Consolidated Balance Sheets.
(2)	Reported in other assets on our Consolidated Balance Sheets.

18.  Stock-Based Incentive Compensation Plans

Our employees and agents are included in LNC’s various stock-based incentive compensation plans that provide for the issuance of stock options, performance shares, stock appreciation rights (“SARs”) and restricted stock units (“RSUs”).  LNC issues new shares to satisfy option exercises and vested performance shares and RSUs.

Total compensation expense (in millions) by award type for stock-based incentive compensation plans was as follows:

	For the Years Ended December 31,
	2019	2018	2017
Stock options	$8	$5	$9
Performance shares	16	14	12
SARs	-	(1)	2
RSUs	35	30	24
Total	$59	$48	$47

Recognized tax benefit	$12	$10	$16

19.  Statutory Information and Restrictions

We prepare financial statements in accordance with statutory accounting principles (“SAP”) prescribed or permitted by the insurance departments of our respective states of domicile, which may vary materially from GAAP.

Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and administrative rules.  Permitted SAP encompasses all accounting practices not so prescribed.  The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

We are subject to the applicable laws and regulations of our respective states of domicile.  Changes in these laws and regulations could change capital levels or capital requirements for the Company.

Statutory capital and surplus, net gain (loss) from operations, after-tax, net income (loss) and dividends to the LNC holding company amounts (in millions) below consist of all or a combination of the following entities:  LNL, LLANY, LLACB, Lincoln Reinsurance Company of South Carolina, Lincoln Reinsurance Company of Vermont I, Lincoln Reinsurance Company of Vermont III, Lincoln Reinsurance Company of Vermont IV, Lincoln Reinsurance Company of Vermont V, Lincoln Reinsurance Company of Vermont VI and Lincoln Reinsurance Company of Vermont VII.

	As of December 31,
	2019	2018
U.S. capital and surplus	$8,425	$8,330

	For the Years Ended December 31,
	2019	2018	2017
U.S. net gain (loss) from operations, after-tax	$379	$686	$1,312
U.S. net income (loss)	359	1,013	1,452
U.S. dividends to LNC holding company	600	910	954

Comparison of 2019 to 2018

Statutory net income (loss) decreased due primarily to lower dividends from affiliates, unfavorable reserve strain on certain products, and integration costs incurred as part of the acquisition of Liberty Life.  See Note 3 for information regarding the acquisition.

Comparison of 2018 to 2017

Statutory net income (loss) decreased due primarily to lower dividends from affiliates, acquisition and integration costs incurred as part of the acquisition of Liberty Life and unfavorable reserve strain on certain products.

State Prescribed and Permitted Practices

The states of domicile for LNL and LLANY, Indiana and New York, respectively, have adopted certain prescribed accounting practices that differ from those found in NAIC SAP.  These prescribed practices are the use of continuous Commissioners’ Annuity Reserve Valuation Method in the calculation of reserves as prescribed by the state of New York, the calculation of reserves on universal life policies based on the Indiana universal life method as prescribed by the state of Indiana for policies issued before January 1, 2006, and the use of a more conservative valuation interest rate on certain annuities prescribed by the states of Indiana and New York.  The Vermont reinsurance subsidiaries also have certain accounting practices permitted by the state of Vermont that differ from those found in NAIC SAP.  One permitted practice involves accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation (“XXX”) additional statutory reserves as an admitted asset and a form of surplus as of December 31, 2019 and 2018.  Another permitted practice involves the acquisition of an LLC note in exchange for a variable value surplus note that is recognized as an admitted asset and a form of surplus as of December 31, 2019.  Lastly, the state of Vermont has permitted a practice to account for certain excess of loss reinsurance treaties with unaffiliated reinsurers as an asset and form of surplus as of December 31, 2019.  These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of Actuarial Guideline 48 (“AG48”) or are compliant under AG48 requirements.

The favorable (unfavorable) effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

	As of December 31,
	2019	2018
State Prescribed Practices
Calculation of reserves using the Indiana universal life method	$24	$36
Conservative valuation rate on certain annuities	(49)	(55)
Vermont Subsidiaries Permitted Practices (1)
Lesser of LOC and XXX additional reserve as surplus	1,947	1,959
LLC notes and variable value surplus notes	1,648	1,634
Excess of loss reinsurance treaties	419	330

(1)	These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of AG48 or are compliant under AG48 requirements.

The NAIC has adopted RBC requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks.  The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.  Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the NAIC, to its company action level of RBC (known as the “RBC ratio”), also as defined by the NAIC.  The company action level may be triggered if the RBC ratio is between 75% and 100%, which would require the insurer to submit a plan to the regulator detailing corrective action it proposes to undertake.  As of December 31, 2019, the Company’s RBC ratio was in excess of four times the aforementioned company action level.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company.  Under Indiana laws and regulations, LNL may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the “Commissioner”), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation.  The current statutory limitation is the greater of 10% of the insurer’s contract holders’ surplus, as shown on its last annual statement on file with the Commissioner or the insurer’s statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus.  Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits.  LNL’s subsidiaries, LLANY, a New York-domiciled insurance company, and LLACB, a New Hampshire-domiciled company, are bound by similar restrictions, under the laws of New York and New Hampshire, respectively.  Under both New York and New Hampshire law, the applicable statutory limitation on dividends is equal to the lesser of 10% of surplus to contract holders as of the immediately preceding calendar year or net gain from operations for the immediately preceding calendar year, not including realized capital gains.  We expect that we could pay dividends to LNC of approximately $815 million in 2020 without prior approval from the Commissioner of Insurance.

All payments of principal and interest on surplus notes must be approved by the respective Commissioner of Insurance.

20.    Fair Value of Financial Instruments

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

	As of December 31, 2019		As of December 31, 2018
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Fixed maturity AFS securities	$103,773	$103,773	$92,787	$92,787
Trading securities	4,602	4,602	1,869	1,869
Equity securities	103	103	99	99
Mortgage loans on real estate	16,244	16,774	13,190	13,020
Derivative investments (1)	1,911	1,911	1,081	1,081
Other investments	2,554	2,554	1,951	1,951
Cash and invested cash	1,879	1,879	1,848	1,848
Reinsurance related embedded derivatives	-	-	188	188
Other assets:
GLB direct embedded derivatives	450	450	123	123
GLB ceded embedded derivatives	60	60	72	72
Indexed annuity ceded embedded derivatives	927	927	902	902
Separate account assets	153,571	153,571	132,833	132,833

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(2,585)	(2,585)	(1,305)	(1,305)
Other contract holder funds:
Remaining guaranteed interest and similar contracts	(1,900)	(1,900)	(542)	(542)
Account values of certain investment contracts	(38,606)	(46,781)	(34,500)	(36,321)
Short-term debt	(609)	(609)	(288)	(288)
Long-term debt	(2,414)	(2,714)	(2,401)	(2,519)
Reinsurance related embedded derivatives	(375)	(375)	-	-
Other liabilities:
Derivative liabilities (1)	(238)	(238)	(226)	(226)
GLB ceded embedded derivatives	(510)	(510)	(196)	(196)
Benefit Plans’ Assets (2)	118	118	115	115

(1)	We have master netting agreements with each of our derivative counterparties, which allow for the netting of our derivative asset and liability positions by counterparty.
(2)	Included in the funded statuses of the benefit plans, which is reported in other liabilities on our Consolidated Balance Sheets. Refer to Note 17 for information regarding our benefit plans.

Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets.  Considerable judgment is required to develop these assumptions used to measure fair value.  Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Mortgage Loans on Real Estate

The fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income.  The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record.  The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s market price or the fair value of the collateral if the loan is collateral dependent.  The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 2 within the fair value hierarchy.

Other Investments

The carrying value of our assets classified as other investments approximates fair value.  Other investments includes primarily LPs and other privately held investments that are accounted for using the equity method of accounting and the carrying value is based on our proportional share of the net assets of the LPs.  Other investments also includes Federal Home Loan Bank (“FHLB”) stock carried at cost and periodically evaluated for impairment based on ultimate recovery of par value.  The inputs used to measure the fair value of our LPs, other privately held investments and FHLB stock are classified as Level 3 within the fair value hierarchy.  The remaining assets in other investments include cash collateral receivables and securities that are not LPs or other privately held investments.  The inputs used to measure the fair value of these assets are classified as Level 1 within the fair value hierarchy.

Separate Account Assets

Separate account assets are primarily carried at fair value.  A portion of our separate account assets includes LPs, which are accounted for using the equity method of accounting.  The carrying value is based on our proportional share of the net assets of the LPs and approximates fair value.  The inputs used to measure the fair value of the separate account asset LPs are classified as Level 3 within the fair value hierarchy.

Other Contract Holder Funds

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts.  The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date.  These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.  As of December 31, 2019 and 2018, the remaining guaranteed interest and similar contracts carrying value approximated fair value.  The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date.  The inputs used to measure the fair value of our other contract holder funds are classified as Level 3 within the fair value hierarchy.

Short-Term and Long-Term Debt

The fair value of short-term and long-term debt is based on quoted market prices.  The inputs used to measure the fair value of our short-term and long-term debt are classified as Level 2 within the fair value hierarchy.

Financial Instruments Carried at Fair Value

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2019 or 2018, and we noted no changes in our valuation methodologies between these periods.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels described above:

	As of December 31, 2019
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$80,801	$6,978	$87,779
U.S. government bonds	391	7	5	403
State and municipal bonds	-	5,685	-	5,685
Foreign government bonds	-	298	90	388
RMBS	-	2,997	11	3,008
CMBS	-	1,082	1	1,083
ABS	-	4,615	268	4,883
Hybrid and redeemable preferred securities	77	389	78	544
Trading securities	50	3,886	666	4,602
Equity securities	25	48	30	103
Derivative investments (1)	-	1,089	1,735	2,824
Cash and invested cash	-	1,879	-	1,879
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	-	-	60	60
Indexed annuity ceded embedded derivatives	-	-	927	927
Separate account assets	644	152,916	-	153,560
Total assets	$1,187	$255,692	$11,299	$268,178

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(2,585)	$(2,585)
Reinsurance related embedded derivatives	-	(375)	-	(375)
Other liabilities:
Derivative liabilities (1)	-	(284)	(867)	(1,151)
GLB ceded embedded derivatives	-	-	(510)	(510)
Total liabilities	$-	$(659)	$(3,962)	$(4,621)

Benefit Plans’ Assets	$-	$118	$-	$118

	As of December 31, 2018
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$73,897	$5,652	$79,549
U.S. government bonds	368	18	-	386
State and municipal bonds	-	5,184	-	5,184
Foreign government bonds	-	335	109	444
RMBS	-	3,157	7	3,164
CMBS	-	801	2	803
ABS	-	2,544	134	2,678
Hybrid and redeemable preferred securities	66	438	75	579
Trading securities	43	1,759	67	1,869
Equity securities	16	58	25	99
Derivative investments (1)	-	636	704	1,340
Cash and invested cash	-	1,848	-	1,848
Reinsurance related embedded derivatives	-	188	-	188
Other assets:
GLB direct embedded derivatives	-	-	123	123
GLB ceded embedded derivatives	-	-	72	72
Indexed annuity ceded embedded derivatives	-	-	902	902
Separate account assets	665	132,135	-	132,800
Total assets	$1,158	$222,998	$7,872	$232,028

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(1,305)	$(1,305)
Other liabilities:
Derivative liabilities (1)	-	(314)	(171)	(485)
GLB ceded embedded derivatives	-	-	(196)	(196)
Total liabilities	$-	$(314)	$(1,672)	$(1,986)

Benefit Plans’ Assets	$-	$115	$-	$115

(1)	Derivative investment assets and liabilities are presented within the fair value hierarchy on a gross basis by derivative type and not on a master netting basis by counterparty.

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy.  This summary excludes any effect of amortization of DAC, VOBA, DSI and DFEL.  The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	For the Year Ended December 31, 2019
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (3)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$5,652	$3	$177	$1,195	$(49)	$6,978
U.S. government bonds	-	-	-	-	5	5
Foreign government bonds	109	-	6	(25)	-	90
RMBS	7	-	-	21	(17)	11
CMBS	2	1	-	5	(7)	1
ABS	134	-	1	619	(486)	268
Hybrid and redeemable
preferred securities	75	-	3	-	-	78
Trading securities	67	17	-	850	(268)	666
Equity securities	25	(12)	-	17	-	30
Derivative investments	533	9	164	162	-	868
Other assets: (6)
GLB direct embedded derivatives	123	327	-	-	-	450
GLB ceded embedded derivatives	72	(12)	-	-	-	60
Indexed annuity ceded embedded derivatives	902	158	-	(133)	-	927
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,305)	(900)	-	(380)	-	(2,585)
Other liabilities – GLB ceded embedded
derivatives (6)	(196)	(314)	-	-	-	(510)
Total, net	$6,200	$(723)	$351	$2,331	$(822)	$7,337

	For the Year Ended December 31, 2018
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net (2)	Net (3)(4)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$5,350	$10	$(198)	$542	$(52)	$5,652
U.S. government bonds	5	-	-	(5)	-	-
Foreign government bonds	110	-	(1)	-	-	109
RMBS	12	-	-	7	(12)	7
CMBS	6	-	-	35	(39)	2
ABS	117	-	-	223	(206)	134
Hybrid and redeemable
preferred securities	76	-	(1)	-	-	75
Equity AFS securities	161	-	-	-	(161)	-
Trading securities	49	(5)	-	30	(7)	67
Equity securities	-	(1)	-	-	26	25
Derivative investments	30	168	(74)	409	-	533
Other assets: (6)
GLB direct embedded derivatives	903	(780)	-	-	-	123
GLB ceded embedded derivatives	51	21	-	-	-	72
Indexed annuity ceded embedded derivatives	11	(117)	-	1,008	-	902
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,418)	198	-	(85)	-	(1,305)
Other liabilities – GLB ceded embedded
derivatives (6)	(954)	758	-	-	-	(196)
Total, net	$4,509	$252	$(274)	$2,164	$(451)	$6,200

	For the Year Ended December 31, 2017
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (3)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$4,809	$17	$199	$(45)	$370	$5,350
U.S. government bonds	-	-	-	-	5	5
Foreign government bonds	111	-	(1)	-	-	110
RMBS	3	-	-	19	(10)	12
CMBS	7	-	1	54	(56)	6
ABS	101	-	-	124	(108)	117
State and municipal bonds	-	(1)	-	-	1	-
Hybrid and redeemable
preferred securities	76	-	14	-	(14)	76
Equity AFS securities	177	1	(3)	(13)	(1)	161
Trading securities	65	3	8	(26)	(1)	49
Derivative investments	(93)	(27)	127	23	-	30
Other assets: (6)
GLB direct embedded derivatives	-	903	-	-	-	903
GLB ceded embedded derivatives	371	(320)	-	-	-	51
Indexed annuity ceded embedded derivatives	-	-	-	11	-	11
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,139)	(400)	-	121	-	(1,418)
Other liabilities: (6)
GLB direct embedded derivatives	(371)	371	-	-	-	-
GLB ceded embedded derivatives	-	(954)	-	-	-	(954)
Total, net	$4,117	$(407)	$345	$268	$186	$4,509

(1)	The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 6).
(2)	Issuances, sales, maturities, settlements, calls, net, includes financial instruments acquired in the Liberty Life transaction as follows: corporate bonds of $67 million and ABS of $17 million.
(3)

Transfers into or out of Level 3 for fixed maturity AFS and trading securities are reported at amortized cost as of the beginning-of-year.  For fixed maturity AFS and trading securities, the difference between beginning-of-year amortized cost and beginning-of-year fair value was included in OCI and earnings, respectively, in the prior years.

(4)	Transfers into or out of Level 3 for FHLB stock between equity securities and other investments are reported at cost on our Consolidated Balance Sheets.
(5)

Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Comprehensive Income (Loss).  Gains (losses) from sales, maturities, settlements and calls and OTTI are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

(6)	Gains (losses) from sales, maturities, settlements and calls are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the items included in issuances, sales, maturities, settlements and calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, (in millions) as reported above:

	For the Year Ended December 31, 2019
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,502	$(45)	$(78)	$(154)	$(30)	$1,195
Foreign government bonds	-	-	(25)	-	-	(25)
RMBS	21	-	-	-	-	21
CMBS	7	-	-	(2)	-	5
ABS	646	(8)	-	(19)	-	619
Trading securities	872	-	-	(22)	-	850
Equity securities	50	(33)	-	-	-	17
Derivative investments	555	(61)	(332)	-	-	162
Other assets – indexed annuity ceded
embedded derivatives	56	-	-	(189)	-	(133)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(591)	-	-	211	-	(380)
Total, net	$3,118	$(147)	$(435)	$(175)	$(30)	$2,331

	For the Year Ended December 31, 2018
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,068	$(171)	$(3)	$(275)	$(77)	$542
U.S. government bonds	-	(5)	-	-	-	(5)
RMBS	7	-	-	-	-	7
CMBS	39	-	-	(4)	-	35
ABS	240	(17)	-	-	-	223
Trading securities	54	(24)	-	-	-	30
Equity securities	1	(1)	-	-	-	-
Derivative investments	365	465	(421)	-	-	409
Other assets – indexed annuity ceded
embedded derivatives	1,030	-	-	(22)	-	1,008
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(284)	-	-	199	-	(85)
Total, net	$2,520	$247	$(424)	$(102)	$(77)	$2,164

	For the Year Ended December 31, 2017
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$850	$(448)	$(98)	$(205)	$(144)	$(45)
RMBS	19	-	-	-	-	19
CMBS	55	-	-	(1)	-	54
ABS	124	-	-	-	-	124
Equity AFS securities	18	(31)	-	-	-	(13)
Trading securities	2	(27)	-	(1)	-	(26)
Derivative investments	197	233	(407)	-	-	23
Other assets – indexed annuity ceded
embedded derivatives	11	-	-	-	-	11
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(71)	-	-	192	-	121
Total, net	$1,205	$(273)	$(505)	$(15)	$(144)	$268

The following summarizes changes in unrealized gains (losses) included in net income, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	For the Years Ended December 31,
	2019	2018	2017
Derivative investments	$168	$90	$(266)
Embedded derivatives:
Indexed annuity and IUL contracts	(97)	(38)	(14)
Other assets – GLB direct and ceded	1,015	(75)	1,904
Other liabilities – GLB direct and ceded	(1,015)	75	(1,904)
Total, net (1)	$71	$52	$(280)

(1)	Included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the transfers into and out of Level 3 (in millions) as reported above:

	For the Year Ended December 31, 2019
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$173	$(222)	$(49)
U.S. government bonds	5	-	5
RMBS	-	(17)	(17)
CMBS	-	(7)	(7)
ABS	9	(495)	(486)
Trading securities	5	(273)	(268)
Total, net	$192	$(1,014)	$(822)

	For the Year Ended December 31, 2018
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$78	$(130)	$(52)
RMBS	-	(12)	(12)
CMBS	1	(40)	(39)
ABS	-	(206)	(206)
Equity AFS securities	-	(161)	(161)
Trading securities	-	(7)	(7)
Equity securities	26	-	26
Total, net	$105	$(556)	$(451)

	For the Year Ended December 31, 2017
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$458	$(88)	$370
U.S. government bonds	5	-	5
RMBS	-	(10)	(10)
CMBS	3	(59)	(56)
ABS	44	(152)	(108)
State and municipal bonds	2	(1)	1
Hybrid and redeemable preferred securities	-	(14)	(14)
Equity AFS securities	-	(1)	(1)
Trading securities	4	(5)	(1)
Total, net	$516	$(330)	$186

Transfers into and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors.  For the years ended December 31, 2019, 2018 and 2017, transfers in and out of Level 3 were attributable primarily to the securities’ observable market information no longer being available or becoming available.  In 2018, transfers into or out of Level 3 also included FHLB stock between equity securities and other investments at cost on our Consolidated Balance Sheets.

The following summarizes the fair value (in millions), valuation techniques and significant unobservable inputs of the Level 3 fair value measurements as of December 31, 2019:

	Fair	Valuation	Significant	Assumption or
	Value	Technique	Unobservable Inputs	Input Ranges
Assets
Investments:
Fixed maturity AFS and trading
securities:
Corporate bonds	$2,996	Discounted cash flow	Liquidity/duration adjustment (1)	0.1%	-	6.4%
Foreign government bonds	52	Discounted cash flow	Liquidity/duration adjustment (1)	2.1%	-	2.5%
ABS	22	Discounted cash flow	Liquidity/duration adjustment (1)	3.0%	-	3.0%
Hybrid and redeemable
preferred securities	4	Discounted cash flow	Liquidity/duration adjustment (1)	1.4%	-	1.4%
Equity securities	21	Discounted cash flow	Liquidity/duration adjustment (1)	4.5%	-	5.2%
Other assets:
GLB direct and ceded
embedded derivatives	510	Discounted cash flow	Long-term lapse rate (2)	1%	-	30%
			Utilization of guaranteed withdrawals (3)	85%	-	100%
			Claims utilization factor (4)	60%	-	100%
			Premiums utilization factor (4)	80%	-	115%
			NPR (5)	0.01%	-	0.27%
			Mortality rate (6)			(8)
			Volatility (7)	1%	-	28%
Indexed annuity ceded
embedded derivatives	927	Discounted cash flow	Lapse rate (2)	1%	-	9%
			Mortality rate (6)			(8)
Liabilities
Future contract benefits – indexed
annuity and IUL contracts
embedded derivatives	$(2,585)	Discounted cash flow	Lapse rate (2)	1%	-	9%
			Mortality rate (6)			(8)
Other liabilities – GLB ceded
embedded derivatives	(510)	Discounted cash flow	Long-term lapse rate (2)	1%	-	30%
			Utilization of guaranteed withdrawals (3)	85%	-	100%
			Claims utilization factor (4)	60%	-	100%
			Premiums utilization factor (4)	80%	-	115%
			NPR (5)	0.01%	-	0.27%
			Mortality rate (6)			(8)
			Volatility (7)	1%	-	28%
(1)

The liquidity/duration adjustment input represents an estimated market participant composite of adjustments attributable to liquidity premiums, expected durations, structures and credit quality that would be applied to the market observable information of an investment.

(2)

The lapse rate input represents the estimated probability of a contract surrendering during a year, and thereby forgoing any future benefits.  The range for indexed annuity and IUL contracts represents the lapse rates during the surrender charge period.

(3)	The utilization of guaranteed withdrawals input represents the estimated percentage of contract holders that utilize the guaranteed withdrawal feature.
(4)

The utilization factors are applied to the present value of claims or premiums, as appropriate, in the GLB reserve calculation to estimate the impact of inefficient withdrawal behavior, including taking less than or more than the maximum guaranteed withdrawal.

(5)	The NPR input represents the estimated additional credit spread that market participants would apply to the market observable discount rate when pricing a contract.
(6)	The mortality rate input represents the estimated probability of when an individual belonging to a particular group, categorized according to age or some other factor such as gender, will die.
(7)

The volatility input represents overall volatilities assumed for the underlying variable annuity funds, which include a mixture of equity and fixed-income assets.  Fair value of the variable annuity GLB embedded derivatives would increase if higher volatilities were used for valuation.

(8)	The mortality rate is based on a combination of company and industry experience, adjusted for improvement factors.

From the table above, we have excluded Level 3 fair value measurements obtained from independent, third-party pricing sources.  We do not develop the significant inputs used to measure the fair value of these assets and liabilities, and the information regarding the significant inputs is not readily available to us.  Independent broker-quoted fair values are non-binding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants.  The fair value of a broker-quoted asset or liability is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.  Significant increases or decreases in any of the quotes received from a third-party broker-dealer may result in a significantly higher or lower fair value measurement.

Changes in any of the significant inputs presented in the table above may result in a significant change in the fair value measurement of the asset or liability as follows:

•	Investments – An increase in the liquidity/duration adjustment input would result in a decrease in the fair value measurement.
•

Indexed annuity and IUL contracts embedded derivatives – For direct embedded derivatives, an increase in the lapse rate or mortality rate inputs would result in a decrease in the fair value measurement.

•

GLB embedded derivatives – Assuming our GLB direct embedded derivatives are in a liability position:  an increase in our lapse rate, NPR or mortality rate inputs would result in a decrease in the fair value measurement; and an increase in the utilization of guaranteed withdrawal or volatility inputs would result in an increase in the fair value measurement.

For each category discussed above, the unobservable inputs are not inter-related; therefore, a directional change in one input will not affect the other inputs.

As part of our ongoing valuation process, we assess the reasonableness of our valuation techniques or models and make adjustments as necessary.  For more information, see “Summary of Significant Accounting Policies” above.

21.  Segment Information

We provide products and services and report results through our Annuities, Retirement Plan Services, Life Insurance and Group Protection segments.  As discussed in Note 3, we completed the acquisition of Liberty Life during the second quarter of 2018.  Related results are included within the Group Protection segment.  We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments.  Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business.  The following is a brief description of these segments and Other Operations.

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering fixed (including indexed) and variable annuities.

The Retirement Plan Services segment provides employer-sponsored defined benefit and individual retirement accounts, as well as individual and group variable annuities, group fixed annuities and mutual-fund based programs in the retirement plan marketplace.

The Life Insurance segment focuses in the creation and protection of wealth through life insurance products, including term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs), IUL and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL insurance and bank-owned UL and VUL insurance products.

The Group Protection segment offers group non-medical insurance products, including short and long-term disability, absence management services, term life, dental, vision and accident and critical illness benefits and services to the employer marketplace through various forms of employee-paid and employer-paid plans.

Other Operations includes investments related to our excess capital; benefit plan net liability; the unamortized deferred gain on indemnity reinsurance related to the sale of reinsurance; the results of certain disability income business; our run-off institutional pension business, the majority of which was sold on a group annuity basis; debt costs; strategic digitization expense; and other corporate investments.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments.  Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

•	Realized gains and losses associated with the following (“excluded realized gain (loss)”):
▪	Sales or disposals and impairments of securities;
▪	Changes in the fair value of derivatives, embedded derivatives within certain reinsurance arrangements and trading securities (“gain (loss) on the mark-to-market on certain instruments”);
▪	GLB rider fees ceded to LNBAR;
▪	The net valuation premium of the GLB attributed rider fees;

▪

Changes in the fair value of the embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for at fair value (“indexed annuity forward-starting option”); and

▪	Changes in the fair value of equity securities;
•	Income (loss) from reserve changes, net of related amortization, on business sold through reinsurance;
•	Gains (losses) on early extinguishment of debt;
•	Losses from the impairment of intangible assets;
•	Income (loss) from discontinued operations;
•	Acquisition and integration costs related to mergers and acquisitions; and
•	Income (loss) from the initial adoption of new accounting standards, regulations, and policy changes including the net impact from the Tax Cuts and Jobs Act.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

•	Excluded realized gain (loss);
•	Revenue adjustments from the initial adoption of new accounting standards;
•	Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking; and
•	Amortization of deferred gains arising from reserve changes on business sold through reinsurance.

We use our prevailing corporate federal income tax rates of 21% and 35%, where applicable, while taking into account any permanent differences for events recognized differently in our financial statements and federal income tax returns when reconciling our segment measures of performance to the GAAP measures presented in our consolidated results of operations.  Operating revenues and income (loss) from operations do not replace revenues and net income as the GAAP measures of our consolidated results of operations.

The tables below reconcile our segment measures of performance to the GAAP measures presented in our Consolidated Statements of Comprehensive Income (Loss) (in millions):

	For the Years Ended December 31,
	2019	2018	2017
Revenues
Operating revenues:
Annuities	$4,240	$4,025	$4,034
Retirement Plan Services	1,186	1,164	1,152
Life Insurance	6,999	6,489	6,128
Group Protection	4,587	3,756	2,200
Other Operations	199	209	263
Excluded realized gain (loss), pre-tax	(1,019)	(285)	(630)
Amortization of deferred gain arising from reserve changes
on business sold through reinsurance, pre-tax	-	-	1
Total revenues	$16,192	$15,358	$13,148

	For the Years Ended December 31,
	2019	2018	2017
Net Income (Loss)
Income (loss) from operations:
Annuities	$987	$1,122	$1,072
Retirement Plan Services	162	160	142
Life Insurance	267	530	522
Group Protection	237	186	103
Other Operations	(148)	(130)	(30)
Excluded realized gain (loss), after-tax	(804)	(225)	(409)
Gain (loss) on early extinguishment of debt, after-tax	-	-	(3)
Net impact from the Tax Cuts and Jobs Act	16	(3)	1,526
Impairment of intangibles, after-tax	-	-	(905)
Acquisition and integration costs related to mergers and acquisitions, after-tax	(103)	(67)	-
Net income (loss)	$614	$1,573	$2,018

Other segment information (in millions) was as follows:

	For the Years Ended December 31,
	2019	2018	2017
Net Investment Income
Annuities	$1,070	$947	$982
Retirement Plan Services	917	892	893
Life Insurance	2,494	2,546	2,496
Group Protection	306	259	167
Other Operations	175	200	222
Total net investment income	$4,962	$4,844	$4,760

	For the Years Ended December 31,
	2019	2018	2017
Amortization of DAC and VOBA, Net of Interest
Annuities	$427	$347	$402
Retirement Plan Services	25	27	26
Life Insurance	757	701	455
Group Protection	111	92	79
Total amortization of DAC and VOBA, net of interest	$1,320	$1,167	$962

	For the Years Ended December 31,
	2019	2018	2017
Federal Income Tax Expense (Benefit)
Annuities	$148	$187	$198
Retirement Plan Services	21	28	50
Life Insurance	50	116	236
Group Protection	63	50	55
Other Operations	(61)	(48)	(78)
Excluded realized gain (loss)	(215)	(61)	(220)
Gain (loss) on early extinguishment of debt	-	-	(2)
Net impact from the Tax Cuts and Jobs Act	(16)	3	(1,526)
Acquisition and integration costs related to
mergers and acquisitions	(27)	(18)	-
Total federal income tax expense (benefit)	$(37)	$257	$(1,287)

	As of December 31,
	2019	2018
Assets
Annuities	$166,639	$145,462
Retirement Plan Services	40,190	35,742
Life Insurance	93,327	82,153
Group Protection	9,468	8,495
Other Operations	26,392	27,293
Total assets	$336,016	$299,145

22.  Supplemental Disclosures of Cash Flow Data

The following summarizes our supplemental cash flow data (in millions):

	For the Years Ended December 31,
	2019	2018	2017
Interest paid	$152	$154	$123
Income taxes paid (received)	245	192	215
Significant non-cash investing and financing transactions:
Reduction of other assets in connection with
the expiration of an affiliate repurchase agreement	(150)	-	-
Acquisition of note receivable from affiliate	392	31	74
Investments received in financing transactions	-	263	-
Exchange of surplus note for promissory note with affiliate:
Carrying value of asset	40	58	109
Carrying value of liability	(40)	(58)	(109)
Net asset (liability) from exchange	$-	$-	$-

23.  Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations (in millions) were as follows:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2019
Total revenues	$3,764	$3,928	$4,227	$4,273
Total expenses	3,646	3,686	4,526	3,757
Net income (loss)	133	222	(201)	460

2018
Total revenues	$3,404	$3,852	$4,039	$4,063
Total expenses	2,921	3,357	3,619	3,631
Net income (loss)	407	420	378	368

24.  Transactions with Affiliates

The following summarizes transactions with affiliates (in millions) and the associated line item on our Consolidated Balance Sheets:

	As of December 31,
	2019	2018
Assets with affiliates:
Inter-company notes	$1,557	$1,512	Fixed maturity AFS securities
Ceded reinsurance contracts	(115)	(188)	Deferred acquisition costs and value of
			business acquired
Accrued inter-company interest receivable	6	11	Accrued investment income
Ceded reinsurance contracts	2,473	2,574	Reinsurance recoverables
Ceded reinsurance contracts	-	191	Reinsurance related embedded derivatives
Ceded reinsurance contracts	228	235	Other assets
Cash management agreement	1,227	112	Other assets
Service agreement receivable	6	5	Other assets

Liabilities with affiliates:
Assumed reinsurance contracts	26	29	Future contract benefits
Assumed reinsurance contracts	390	400	Other contract holder funds
Ceded reinsurance contracts	(38)	(46)	Other contract holder funds
Inter-company short-term debt	609	288	Short-term debt
Inter-company long-term debt	2,414	2,401	Long-term debt
Ceded reinsurance contracts	46	-	Reinsurance related embedded derivatives
Ceded reinsurance contracts	3,757	3,120	Funds withheld reinsurance liabilities
Ceded reinsurance contracts	497	325	Other liabilities
Accrued inter-company interest payable	5	13	Other liabilities
Service agreement payable	22	56	Other liabilities

The following summarizes transactions with affiliates (in millions) and the associated line item on our Consolidated Statements of Comprehensive Income (Loss):

	For the Years Ended December 31,
	2019		2018	2017
Revenues with affiliates:
Premiums received on assumed (paid on ceded)	$
reinsurance contracts		(407)	$(404)	$(393)	Insurance premiums
Fees for management of general account		(133)	(106)	(100)	Net investment income
Net investment income on ceded funds withheld treaties		(139)	(123)	(84)	Net investment income
Net investment income on inter-company notes		53	49	42	Net investment income
Realized gains (losses) on ceded reinsurance contracts:
GLB reserves embedded derivatives		(305)	709	(1,055)	Realized gain (loss)
Other gains (losses)		(301)	237	(150)	Realized gain (loss)
Reinsurance related settlements		472	(1,189)	951	Realized gain (loss)
Amortization of deferred gain (loss) on reinsurance
contracts		(4)	(5)	(5)	Amortization of deferred gain
					on business sold through
					reinsurance
Benefits and expenses with affiliates:
Interest credited on assumed reinsurance contracts		60	57	67	Interest credited
Reinsurance (recoveries) benefits on ceded reinsurance		(254)	(610)	(299)	Benefits
Ceded reinsurance contracts		(19)	(8)	(12)	Commissions and other
					expenses
Service agreement payments		15	3	3	Commissions and other
					expenses
Interest expense on inter-company debt		130	126	120	Interest and debt expense

Inter-Company Notes

LNC issues inter-company notes to us for a predetermined face value to be repaid by LNC at a predetermined maturity with a specified interest rate.

Cash Management Agreement

In order to manage our capital more efficiently, we participate in an inter-company cash management program where LNC can lend to or borrow from us to meet short-term borrowing needs.  The cash management program is essentially a series of demand loans, which are permitted under applicable insurance laws, among LNC and its affiliates that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs.  The borrowing and lending limit is currently 3% of our admitted assets as of December 31, 2019.

Service Agreement

In accordance with service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and receive an allocation of corporate overhead.  Corporate overhead expenses are allocated based on specific methodologies for each function.  The majority of the expenses are allocated based on the following methodologies:  headcount, capital, investments by product, assets under management, weighted policies in force and sales.

Ceded Reinsurance Contracts

As discussed in Note 9, we cede insurance contracts to LNBAR.  We cede certain guaranteed benefit risks (including certain GDB and GWB benefits) to LNBAR.  As discussed in Note 6, we cede the GLB reserves embedded derivatives and the related hedge results to LNBAR.

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies.  To take reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary of LOCs aggregating to $115 million and $1.2 billion as of December 31, 2019 and 2018, respectively.  The LOCs are obtained by the affiliate reinsurer and issued by banks in order for the Company to recognize the reserve credit.

Lincoln Life Flexible Premium Variable Life Account M

Lincoln Life Flexible Premium Variable Life Account M

Statements of assets and liabilities

December 31, 2019

Subaccount	Investments	Total Assets	Net Assets
AB VPS Global Thematic Growth Portfolio - Class A	$11,540,813	$11,540,813	$11,540,813
AB VPS Growth and Income Portfolio - Class A	18,458,952	18,458,952	18,458,952
AB VPS International Value Portfolio - Class A	9,631,398	9,631,398	9,631,398
AB VPS Large Cap Growth Portfolio - Class A	4,108,839	4,108,839	4,108,839
AB VPS Small/Mid Cap Value Portfolio - Class A	52,344,724	52,344,724	52,344,724
American Century VP Balanced Fund - Class I	31,417,759	31,417,759	31,417,759
American Century VP Inflation Protection Fund - Class I	11,334,294	11,334,294	11,334,294
American Funds Global Growth Fund - Class 2	147,268,806	147,268,806	147,268,806
American Funds Global Small Capitalization Fund - Class 2	101,731,759	101,731,759	101,731,759
American Funds Growth Fund - Class 2	436,156,649	436,156,649	436,156,649
American Funds Growth-Income Fund - Class 2	415,452,519	415,452,519	415,452,519
American Funds International Fund - Class 2	215,846,233	215,846,233	215,846,233
BlackRock Global Allocation V.I. Fund - Class I	239,096,050	239,096,050	239,096,050
ClearBridge Variable Mid Cap Portfolio - Class I	25,206,852	25,206,852	25,206,852
Delaware VIP® Diversified Income Series - Standard Class	81,752,051	81,752,051	81,752,051
Delaware VIP® Emerging Markets Series - Standard Class	102,268,563	102,268,563	102,268,563
Delaware VIP® High Yield Series - Standard Class	18,303,096	18,303,096	18,303,096
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	67,384,521	67,384,521	67,384,521
Delaware VIP® REIT Series - Standard Class	63,253,805	63,253,805	63,253,805
Delaware VIP® Small Cap Value Series - Standard Class	87,241,051	87,241,051	87,241,051
Delaware VIP® Smid Cap Core Series - Standard Class	74,955,085	74,955,085	74,955,085
Delaware VIP® U.S. Growth Series - Standard Class	36,429,851	36,429,851	36,429,851
Delaware VIP® Value Series - Standard Class	81,699,087	81,699,087	81,699,087
DWS Alternative Asset Allocation VIP Portfolio - Class A	16,947,674	16,947,674	16,947,674
DWS Equity 500 Index VIP Portfolio - Class A	47,978,477	47,978,477	47,978,477
DWS Small Cap Index VIP Portfolio - Class A	11,169,010	11,169,010	11,169,010
Fidelity® VIP Asset Manager Portfolio - Initial Class	532,543	532,543	532,543
Fidelity® VIP Contrafund® Portfolio - Service Class	232,657,019	232,657,019	232,657,019
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,846,086	1,846,086	1,846,086
Fidelity® VIP Equity-Income Portfolio - Service Class	5,998,812	5,998,812	5,998,812
Fidelity® VIP Growth Opportunities Portfolio - Service Class	4,281,532	4,281,532	4,281,532
Fidelity® VIP Growth Portfolio - Service Class	63,523,190	63,523,190	63,523,190
Fidelity® VIP High Income Portfolio - Service Class	1,702,803	1,702,803	1,702,803
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	919,888	919,888	919,888
Fidelity® VIP Mid Cap Portfolio - Service Class	98,454,389	98,454,389	98,454,389
Fidelity® VIP Overseas Portfolio - Service Class	7,180,821	7,180,821	7,180,821
Franklin Income VIP Fund - Class 1	103,436,326	103,436,326	103,436,326
Franklin Mutual Shares VIP Fund - Class 1	61,315,212	61,315,212	61,315,212
Franklin Small-Mid Cap Growth VIP Fund - Class 1	15,176,339	15,176,339	15,176,339
Invesco V.I. American Franchise Fund - Series I Shares	12,548,809	12,548,809	12,548,809
Invesco V.I. Core Equity Fund - Series I Shares	14,164,202	14,164,202	14,164,202
Invesco V.I. Core Plus Bond Fund - Series I Shares	1,026,280	1,026,280	1,026,280
Invesco V.I. International Growth Fund - Series I Shares	29,638,957	29,638,957	29,638,957
Janus Henderson Balanced Portfolio - Institutional Shares	9,603,146	9,603,146	9,603,146
Janus Henderson Balanced Portfolio - Service Shares	9,389,026	9,389,026	9,389,026
Janus Henderson Enterprise Portfolio - Service Shares	5,843,869	5,843,869	5,843,869
Janus Henderson Global Research Portfolio - Institutional Shares	9,416,714	9,416,714	9,416,714
Janus Henderson Global Research Portfolio - Service Shares	2,208,937	2,208,937	2,208,937
Janus Henderson Global Technology Portfolio - Service Shares	3,430,810	3,430,810	3,430,810
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	26,518,841	26,518,841	26,518,841
LVIP Baron Growth Opportunities Fund - Service Class	48,201,407	48,201,407	48,201,407
LVIP Baron Growth Opportunities Fund - Standard Class	1,353,545	1,353,545	1,353,545
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	43,545,524	43,545,524	43,545,524
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	24,668,911	24,668,911	24,668,911
LVIP BlackRock Global Real Estate Fund - Standard Class	28,607,784	28,607,784	28,607,784
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	39,207,297	39,207,297	39,207,297
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	8,835,165	8,835,165	8,835,165
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	9,101,308	9,101,308	9,101,308
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	9,816,296	9,816,296	9,816,296
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	1,285,584	1,285,584	1,285,584
LVIP Delaware Bond Fund - Standard Class	191,882,223	191,882,223	191,882,223

See accompanying notes.

Lincoln Life Flexible Premium Variable Life Account M

Statements of assets and liabilities (continued)

December 31, 2019

Subaccount	Investments	Total Assets	Net Assets
LVIP Delaware Diversified Floating Rate Fund - Standard Class	$32,233,751	$32,233,751	$32,233,751
LVIP Delaware Social Awareness Fund - Standard Class	9,608,733	9,608,733	9,608,733
LVIP Delaware Special Opportunities Fund - Standard Class	18,162,876	18,162,876	18,162,876
LVIP Delaware Wealth Builder Fund - Standard Class	2,950,843	2,950,843	2,950,843
LVIP Dimensional International Core Equity Fund - Standard Class	28,788,939	28,788,939	28,788,939
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	12,512,381	12,512,381	12,512,381
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	33,526,594	33,526,594	33,526,594
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	35,912,083	35,912,083	35,912,083
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	14,083,868	14,083,868	14,083,868
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	92,080,106	92,080,106	92,080,106
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	8,829,145	8,829,145	8,829,145
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	48,320,512	48,320,512	48,320,512
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	130,170,449	130,170,449	130,170,449
LVIP Global Income Fund - Standard Class	15,128,533	15,128,533	15,128,533
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	111,018,866	111,018,866	111,018,866
LVIP Government Money Market Fund - Standard Class	99,837,480	99,837,480	99,837,480
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	1,869,346	1,869,346	1,869,346
LVIP JPMorgan High Yield Fund - Standard Class	61,152,820	61,152,820	61,152,820
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	16,119,022	16,119,022	16,119,022
LVIP MFS International Growth Fund - Standard Class	52,409,210	52,409,210	52,409,210
LVIP MFS Value Fund - Standard Class	134,216,004	134,216,004	134,216,004
LVIP Mondrian International Value Fund - Standard Class	41,829,478	41,829,478	41,829,478
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	340,382	340,382	340,382
LVIP SSGA Bond Index Fund - Standard Class	74,814,226	74,814,226	74,814,226
LVIP SSGA Conservative Index Allocation Fund - Standard Class	25,793,589	25,793,589	25,793,589
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	14,688,888	14,688,888	14,688,888
LVIP SSGA Developed International 150 Fund - Standard Class	33,526,420	33,526,420	33,526,420
LVIP SSGA Emerging Markets 100 Fund - Standard Class	47,994,806	47,994,806	47,994,806
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	24,787,910	24,787,910	24,787,910
LVIP SSGA International Index Fund - Standard Class	58,409,006	58,409,006	58,409,006
LVIP SSGA International Managed Volatility Fund - Standard Class	11,312,121	11,312,121	11,312,121
LVIP SSGA Large Cap 100 Fund - Standard Class	44,004,313	44,004,313	44,004,313
LVIP SSGA Moderate Index Allocation Fund - Standard Class	132,530,568	132,530,568	132,530,568
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	79,458,335	79,458,335	79,458,335
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	145,063,535	145,063,535	145,063,535
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	73,138,461	73,138,461	73,138,461
LVIP SSGA S&P 500 Index Fund - Standard Class	700,590,863	700,590,863	700,590,863
LVIP SSGA Small-Cap Index Fund - Standard Class	81,769,396	81,769,396	81,769,396
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	57,279,820	57,279,820	57,279,820
LVIP T. Rowe Price 2010 Fund - Standard Class	431,183	431,183	431,183
LVIP T. Rowe Price 2020 Fund - Standard Class	1,694,554	1,694,554	1,694,554
LVIP T. Rowe Price 2030 Fund - Standard Class	2,317,204	2,317,204	2,317,204
LVIP T. Rowe Price 2040 Fund - Standard Class	3,633,773	3,633,773	3,633,773
LVIP T. Rowe Price Growth Stock Fund - Standard Class	95,486,077	95,486,077	95,486,077
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	54,538,787	54,538,787	54,538,787
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	12,716,621	12,716,621	12,716,621
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	141,524,890	141,524,890	141,524,890
LVIP Vanguard International Equity ETF Fund - Standard Class	95,943,245	95,943,245	95,943,245
LVIP Wellington Capital Growth Fund - Standard Class	54,234,307	54,234,307	54,234,307
LVIP Wellington Mid-Cap Value Fund - Standard Class	32,713,901	32,713,901	32,713,901
M Capital Appreciation Fund	1,704,448	1,704,448	1,704,448
M International Equity Fund	1,912,402	1,912,402	1,912,402
M Large Cap Growth Fund	3,260,057	3,260,057	3,260,057
M Large Cap Value Fund	2,345,035	2,345,035	2,345,035
MFS® VIT Growth Series - Initial Class	66,911,849	66,911,849	66,911,849
MFS® VIT Total Return Series - Initial Class	63,088,060	63,088,060	63,088,060
MFS® VIT Utilities Series - Initial Class	44,941,603	44,941,603	44,941,603
MFS® VIT II Core Equity Portfolio - Initial Class	1,214,416	1,214,416	1,214,416
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	18,591,151	18,591,151	18,591,151
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	5,592,293	5,592,293	5,592,293
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	1,469,507	1,469,507	1,469,507

See accompanying notes.

Lincoln Life Flexible Premium Variable Life Account M

Statements of assets and liabilities (continued)

December 31, 2019

Subaccount	Investments	Total Assets	Net Assets
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	$27,467,334	$27,467,334	$27,467,334
Putnam VT Equity Income Fund - Class IB	1,795,019	1,795,019	1,795,019
Putnam VT Global Health Care Fund - Class IB	1,983,152	1,983,152	1,983,152
Templeton Foreign VIP Fund - Class 1	1,101,635	1,101,635	1,101,635
Templeton Foreign VIP Fund - Class 2	2,510,605	2,510,605	2,510,605
Templeton Global Bond VIP Fund - Class 1	59,997,352	59,997,352	59,997,352
Templeton Growth VIP Fund - Class 1	7,125,421	7,125,421	7,125,421
Templeton Growth VIP Fund - Class 2	1,155,937	1,155,937	1,155,937
TOPS® Balanced ETF Portfolio - Class 2 Shares	409,829	409,829	409,829
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	494,168	494,168	494,168

See accompanying notes.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Lincoln Life Flexible Premium Variable Life Account M

Statements of operations

Year Ended December 31, 2019

Subaccount	Dividends from Investment Income	Mortality and Expense Guarantee Charges	Net Investment Income (Loss)	Net Realized Gain (Loss) on Investments	Dividends from Net Realized Gain on Investments
AB VPS Global Thematic Growth Portfolio - Class A	$43,000	$(59,141)	$(16,141)	$277,697	$551,888
AB VPS Growth and Income Portfolio - Class A	216,554	(64,814)	151,740	248,992	1,839,040
AB VPS International Value Portfolio - Class A	85,357	(22,107)	63,250	(88,720)	—
AB VPS Large Cap Growth Portfolio - Class A	—	(17,094)	(17,094)	130,453	472,149
AB VPS Small/Mid Cap Value Portfolio - Class A	281,441	(266,713)	14,728	(213,883)	5,251,575
American Century VP Balanced Fund - Class I	385,060	(208,988)	176,072	67,699	476,804
American Century VP Inflation Protection Fund - Class I	291,837	(33,453)	258,384	(69,182)	—
American Funds Global Growth Fund - Class 2	1,429,977	(770,581)	659,396	1,211,812	6,635,616
American Funds Global Small Capitalization Fund - Class 2	146,363	(538,259)	(391,896)	618,177	5,690,217
American Funds Growth Fund - Class 2	2,921,840	(2,179,256)	742,584	3,747,255	38,791,410
American Funds Growth-Income Fund - Class 2	6,370,847	(2,229,479)	4,141,368	1,997,736	36,248,864
American Funds International Fund - Class 2	2,915,208	(1,130,909)	1,784,299	450,782	4,912,958
BlackRock Global Allocation V.I. Fund - Class I	2,920,670	(1,483,466)	1,437,204	235,256	7,637,347
ClearBridge Variable Mid Cap Portfolio - Class I	139,684	(166,112)	(26,428)	198,279	228,082
Delaware VIP® Diversified Income Series - Standard Class	2,151,890	(416,873)	1,735,017	39,718	—
Delaware VIP® Emerging Markets Series - Standard Class	595,272	(517,065)	78,207	1,069,650	1,843,424
Delaware VIP® High Yield Series - Standard Class	1,219,721	(63,647)	1,156,074	(357,434)	—
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	1,708,550	(380,537)	1,328,013	(12,336)	—
Delaware VIP® REIT Series - Standard Class	1,261,377	(326,837)	934,540	352,788	—
Delaware VIP® Small Cap Value Series - Standard Class	826,318	(449,255)	377,063	152,061	6,171,495
Delaware VIP® Smid Cap Core Series - Standard Class	364,777	(416,471)	(51,694)	(1,252,958)	3,561,059
Delaware VIP® U.S. Growth Series - Standard Class	—	(176,544)	(176,544)	(235,800)	5,644,603
Delaware VIP® Value Series - Standard Class	1,233,567	(422,365)	811,202	467,284	4,879,136
DWS Alternative Asset Allocation VIP Portfolio - Class A	580,921	(96,911)	484,010	(32,806)	—
DWS Equity 500 Index VIP Portfolio - Class A	901,997	(197,331)	704,666	2,022,898	2,208,641
DWS Small Cap Index VIP Portfolio - Class A	111,018	(43,170)	67,848	117,998	913,969
Fidelity® VIP Asset Manager Portfolio - Initial Class	9,097	(2,986)	6,111	(5,742)	24,142
Fidelity® VIP Contrafund® Portfolio - Service Class	774,553	(1,245,786)	(471,233)	2,006,605	22,933,956
Fidelity® VIP Equity-Income Portfolio - Initial Class	34,840	(9,834)	25,006	23,026	113,830
Fidelity® VIP Equity-Income Portfolio - Service Class	108,094	(25,575)	82,519	1,900	365,361
Fidelity® VIP Growth Opportunities Portfolio - Service Class	2,158	(16,933)	(14,775)	958,232	344,972
Fidelity® VIP Growth Portfolio - Service Class	88,843	(355,226)	(266,383)	664,985	3,050,845
Fidelity® VIP High Income Portfolio - Service Class	85,384	(8,398)	76,986	(16,832)	—
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	24,584	(5,058)	19,526	1,007	—
Fidelity® VIP Mid Cap Portfolio - Service Class	724,434	(539,511)	184,923	(306,673)	8,929,604
Fidelity® VIP Overseas Portfolio - Service Class	110,177	(24,010)	86,167	111,301	231,908
Franklin Income VIP Fund - Class 1	4,902,082	(603,491)	4,298,591	30,658	1,410,048
Franklin Mutual Shares VIP Fund - Class 1	1,181,752	(284,719)	897,033	(56,281)	5,481,868
Franklin Small-Mid Cap Growth VIP Fund - Class 1	—	(49,871)	(49,871)	(89,465)	1,794,804
Invesco V.I. American Franchise Fund - Series I Shares	—	(55,376)	(55,376)	1,386,588	1,640,023
Invesco V.I. Core Equity Fund - Series I Shares	126,624	(63,189)	63,435	770,505	1,538,821
Invesco V.I. Core Plus Bond Fund - Series I Shares	29,315	(5,494)	23,821	2,779	—
Invesco V.I. International Growth Fund - Series I Shares	429,915	(183,410)	246,505	362,731	1,736,718
Janus Henderson Balanced Portfolio - Institutional Shares	173,431	(43,384)	130,047	995,214	247,802
Janus Henderson Balanced Portfolio - Service Shares	143,860	(39,440)	104,420	209,673	224,859
Janus Henderson Enterprise Portfolio - Service Shares	2,813	(24,809)	(21,996)	418,417	337,019
Janus Henderson Global Research Portfolio - Institutional Shares	88,295	(37,873)	50,422	1,473,573	532,047
Janus Henderson Global Research Portfolio - Service Shares	17,296	(9,750)	7,546	77,713	120,340
Janus Henderson Global Technology Portfolio - Service Shares	—	(15,532)	(15,532)	404,804	220,897
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	504,547	(182,415)	322,132	27,696	—
LVIP Baron Growth Opportunities Fund - Service Class	—	(246,105)	(246,105)	1,531,546	1,202,129
LVIP Baron Growth Opportunities Fund - Standard Class	—	(5,608)	(5,608)	109,316	36,106
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	778,335	(300,788)	477,547	502,359	1,838,493
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	453,906	(184,471)	269,435	44,226	71,093
LVIP BlackRock Global Real Estate Fund - Standard Class	947,748	(141,088)	806,660	191,516	1,110,465
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	870,334	(242,172)	628,162	(70,945)	—
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	137,084	(55,018)	82,066	21,247	74,308

See accompanying notes.

Subaccount	Miscellanous Gain (Loss) on Investments	Total Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation or Depreciation on Investments	Net Increase in Net Assets Resulting from Operations
AB VPS Global Thematic Growth Portfolio - Class A	$—	$829,585	$1,669,205	$2,482,649
AB VPS Growth and Income Portfolio - Class A	1	2,088,033	1,433,349	3,673,122
AB VPS International Value Portfolio - Class A	1	(88,719)	1,442,703	1,417,234
AB VPS Large Cap Growth Portfolio - Class A	—	602,602	509,957	1,095,465
AB VPS Small/Mid Cap Value Portfolio - Class A	—	5,037,692	2,962,137	8,014,557
American Century VP Balanced Fund - Class I	—	544,503	3,246,857	3,967,432
American Century VP Inflation Protection Fund - Class I	1	(69,181)	779,970	969,173
American Funds Global Growth Fund - Class 2	1	7,847,429	26,564,725	35,071,550
American Funds Global Small Capitalization Fund - Class 2	2	6,308,396	17,675,694	23,592,194
American Funds Growth Fund - Class 2	2	42,538,667	51,886,583	95,167,834
American Funds Growth-Income Fund - Class 2	(1)	38,246,599	37,904,189	80,292,156
American Funds International Fund - Class 2	4	5,363,744	31,364,937	38,512,980
BlackRock Global Allocation V.I. Fund - Class I	1	7,872,604	24,424,601	33,734,409
ClearBridge Variable Mid Cap Portfolio - Class I	1	426,362	5,232,385	5,632,319
Delaware VIP® Diversified Income Series - Standard Class	2	39,720	5,155,728	6,930,465
Delaware VIP® Emerging Markets Series - Standard Class	(1)	2,913,073	15,284,738	18,276,018
Delaware VIP® High Yield Series - Standard Class	—	(357,434)	1,786,785	2,585,425
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	(1)	(12,337)	1,466,489	2,782,165
Delaware VIP® REIT Series - Standard Class	2	352,790	11,950,196	13,237,526
Delaware VIP® Small Cap Value Series - Standard Class	3	6,323,559	12,032,487	18,733,109
Delaware VIP® Smid Cap Core Series - Standard Class	3	2,308,104	14,185,388	16,441,798
Delaware VIP® U.S. Growth Series - Standard Class	1	5,408,804	2,385,255	7,617,515
Delaware VIP® Value Series - Standard Class	2	5,346,422	6,297,895	12,455,519
DWS Alternative Asset Allocation VIP Portfolio - Class A	—	(32,806)	1,517,720	1,968,924
DWS Equity 500 Index VIP Portfolio - Class A	1	4,231,540	6,911,501	11,847,707
DWS Small Cap Index VIP Portfolio - Class A	—	1,031,967	1,163,043	2,262,858
Fidelity® VIP Asset Manager Portfolio - Initial Class	—	18,400	62,698	87,209
Fidelity® VIP Contrafund® Portfolio - Service Class	2	24,940,563	30,190,017	54,659,347
Fidelity® VIP Equity-Income Portfolio - Initial Class	—	136,856	257,714	419,576
Fidelity® VIP Equity-Income Portfolio - Service Class	—	367,261	875,701	1,325,481
Fidelity® VIP Growth Opportunities Portfolio - Service Class	—	1,303,204	54,571	1,343,000
Fidelity® VIP Growth Portfolio - Service Class	(1)	3,715,829	11,429,388	14,878,834
Fidelity® VIP High Income Portfolio - Service Class	—	(16,832)	167,141	227,295
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	—	1,007	59,655	80,188
Fidelity® VIP Mid Cap Portfolio - Service Class	1	8,622,932	8,163,837	16,971,692
Fidelity® VIP Overseas Portfolio - Service Class	1	343,210	1,136,535	1,565,912
Franklin Income VIP Fund - Class 1	1	1,440,707	7,057,398	12,796,696
Franklin Mutual Shares VIP Fund - Class 1	—	5,425,587	4,644,951	10,967,571
Franklin Small-Mid Cap Growth VIP Fund - Class 1	—	1,705,339	2,188,985	3,844,453
Invesco V.I. American Franchise Fund - Series I Shares	—	3,026,611	599,820	3,571,055
Invesco V.I. Core Equity Fund - Series I Shares	1	2,309,327	960,954	3,333,716
Invesco V.I. Core Plus Bond Fund - Series I Shares	—	2,779	72,101	98,701
Invesco V.I. International Growth Fund - Series I Shares	1	2,099,450	3,966,384	6,312,339
Janus Henderson Balanced Portfolio - Institutional Shares	—	1,243,016	428,063	1,801,126
Janus Henderson Balanced Portfolio - Service Shares	—	434,532	1,161,679	1,700,631
Janus Henderson Enterprise Portfolio - Service Shares	—	755,436	837,115	1,570,555
Janus Henderson Global Research Portfolio - Institutional Shares	—	2,005,620	116,948	2,172,990
Janus Henderson Global Research Portfolio - Service Shares	—	198,053	280,702	486,301
Janus Henderson Global Technology Portfolio - Service Shares	—	625,701	487,742	1,097,911
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	—	27,696	2,939,474	3,289,302
LVIP Baron Growth Opportunities Fund - Service Class	—	2,733,675	9,868,094	12,355,664
LVIP Baron Growth Opportunities Fund - Standard Class	2	145,424	268,658	408,474
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	2	2,340,854	3,862,447	6,680,848
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	—	115,319	2,822,541	3,207,295
LVIP BlackRock Global Real Estate Fund - Standard Class	2	1,301,983	3,312,292	5,420,935
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	1	(70,944)	1,214,578	1,771,796
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	—	95,555	868,073	1,045,694

Lincoln Life Flexible Premium Variable Life Account M

Statements of operations (continued)

Year Ended December 31, 2019

Subaccount	Dividends from Investment Income	Mortality and Expense Guarantee Charges	Net Investment Income (Loss)	Net Realized Gain (Loss) on Investments	Dividends from Net Realized Gain on Investments
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	$59,286	$(41,531)	$17,755	$521,310	$356,452
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	—	(55,657)	(55,657)	230,779	774,691
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	1,087	(3,554)	(2,467)	14,907	52,241
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	18,242	(5,874)	12,368	1,623	26,655
LVIP Delaware Bond Fund - Standard Class	5,727,189	(963,174)	4,764,015	152,045	1,690,527
LVIP Delaware Diversified Floating Rate Fund - Standard Class	874,005	(208,433)	665,572	7,274	—
LVIP Delaware Social Awareness Fund - Standard Class	184,518	(41,957)	142,561	73,868	425,922
LVIP Delaware Special Opportunities Fund - Standard Class	201,646	(98,080)	103,566	(114,139)	1,863,462
LVIP Delaware Wealth Builder Fund - Standard Class	82,196	(9,896)	72,300	(20,974)	140,239
LVIP Dimensional International Core Equity Fund - Standard Class	620,420	(180,076)	440,344	3,971	—
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	317,129	(67,825)	249,304	(3,363)	—
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	572,951	(188,202)	384,749	156,012	1,374,092
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	411,726	(230,322)	181,404	293,910	—
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	158,469	(72,774)	85,695	148,487	—
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	2,227,944	(575,174)	1,652,770	168,002	11,116
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	156,932	(40,296)	116,636	26,785	48,717
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	1,224,725	(289,735)	934,990	151,803	1,795,067
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	2,889,880	(632,414)	2,257,466	1,941,961	5,665,752
LVIP Global Income Fund - Standard Class	386,162	(79,429)	306,733	29,691	—
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	2,531,198	(561,338)	1,969,860	1,113,444	4,723,881
LVIP Government Money Market Fund - Standard Class	1,389,321	(448,919)	940,402	(23)	266
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	—	(5,267)	(5,267)	4,407	71,514
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	29,073	(8,318)	20,755	4,802	413
LVIP JPMorgan High Yield Fund - Standard Class	3,288,545	(349,934)	2,938,611	(42,217)	—
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	191,146	(94,205)	96,941	68,003	154,673
LVIP MFS International Growth Fund - Standard Class	752,428	(263,697)	488,731	483,672	1,951,705
LVIP MFS Value Fund - Standard Class	2,102,322	(722,065)	1,380,257	1,327,998	1,439,658
LVIP Mondrian International Value Fund - Standard Class	1,532,766	(222,103)	1,310,663	(75,026)	874,228
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	2,362	(1,884)	478	279	2,415
LVIP SSGA Bond Index Fund - Standard Class	1,873,357	(464,470)	1,408,887	74,127	—
LVIP SSGA Conservative Index Allocation Fund - Standard Class	593,533	(179,237)	414,296	47,930	189,596
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	385,849	(89,506)	296,343	(1,431)	207,576
LVIP SSGA Developed International 150 Fund - Standard Class	1,341,824	(226,368)	1,115,456	(282,503)	363,289
LVIP SSGA Emerging Markets 100 Fund - Standard Class	1,748,893	(285,578)	1,463,315	(296,653)	—
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	611,036	(115,043)	495,993	38,436	343,389
LVIP SSGA International Index Fund - Standard Class	1,419,690	(377,528)	1,042,162	21,812	—
LVIP SSGA International Managed Volatility Fund - Standard Class	259,458	(70,680)	188,778	45,914	26,824
LVIP SSGA Large Cap 100 Fund - Standard Class	1,091,219	(255,399)	835,820	(202,092)	2,755,071
LVIP SSGA Moderate Index Allocation Fund - Standard Class	2,887,124	(885,867)	2,001,257	504,497	858,195
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	2,165,744	(547,614)	1,618,130	43,325	1,531,169
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	3,145,000	(945,932)	2,199,068	573,981	1,186,126
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	2,001,051	(444,222)	1,556,829	151,654	1,203,918
LVIP SSGA S&P 500 Index Fund - Standard Class	10,651,236	(4,398,206)	6,253,030	5,708,429	22,914,988
LVIP SSGA Small-Cap Index Fund - Standard Class	734,496	(498,612)	235,884	270,077	3,513,854
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	1,103,062	(378,128)	724,934	(307,855)	577,410
LVIP T. Rowe Price 2010 Fund - Standard Class	12,411	(1,189)	11,222	(1,327)	72,024
LVIP T. Rowe Price 2020 Fund - Standard Class	45,814	(3,726)	42,088	1,025	208,435
LVIP T. Rowe Price 2030 Fund - Standard Class	54,696	(5,296)	49,400	(7,446)	307,124
LVIP T. Rowe Price 2040 Fund - Standard Class	77,388	(10,549)	66,839	25,225	488,168
LVIP T. Rowe Price Growth Stock Fund - Standard Class	65,726	(560,289)	(494,563)	1,471,342	4,820,077
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	84,076	(300,343)	(216,267)	931,451	3,378,466
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	193,870	(81,049)	112,821	87,162	436,491
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	2,080,500	(876,186)	1,204,314	1,556,426	1,349,877
LVIP Vanguard International Equity ETF Fund - Standard Class	2,692,302	(600,314)	2,091,988	217,729	—
LVIP Wellington Capital Growth Fund - Standard Class	—	(259,387)	(259,387)	1,089,395	3,463,085
LVIP Wellington Mid-Cap Value Fund - Standard Class	295,877	(184,786)	111,091	108,172	2,069,783
M Capital Appreciation Fund	5,212	(4,433)	779	(18,890)	131,961

See accompanying notes.

Subaccount	Miscellanous Gain (Loss) on Investments	Total Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation or Depreciation on Investments	Net Increase in Net Assets Resulting from Operations
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	$1	$877,763	$613,719	$1,509,237
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	1	1,005,471	983,468	1,933,282
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	—	67,148	(21,147)	43,534
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	—	28,278	98,412	139,058
LVIP Delaware Bond Fund - Standard Class	2	1,842,574	7,156,508	13,763,097
LVIP Delaware Diversified Floating Rate Fund - Standard Class	1	7,275	445,857	1,118,704
LVIP Delaware Social Awareness Fund - Standard Class	1	499,791	1,578,574	2,220,926
LVIP Delaware Special Opportunities Fund - Standard Class	2	1,749,325	2,126,420	3,979,311
LVIP Delaware Wealth Builder Fund - Standard Class	—	119,265	205,478	397,043
LVIP Dimensional International Core Equity Fund - Standard Class	—	3,971	3,702,855	4,147,170
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	—	(3,363)	1,531,217	1,777,158
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	—	1,530,104	4,533,389	6,448,242
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	—	293,910	6,638,419	7,113,733
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	1	148,488	2,039,158	2,273,341
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	2	179,120	3,361,992	5,193,882
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	1	75,503	753,854	945,993
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	1	1,946,871	3,124,512	6,006,373
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	2	7,607,715	7,651,308	17,516,489
LVIP Global Income Fund - Standard Class	—	29,691	483,875	820,299
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	—	5,837,325	6,156,372	13,963,557
LVIP Government Money Market Fund - Standard Class	(14)	229	—	940,631
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	—	75,921	84,148	154,802
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	—	5,215	154,061	180,031
LVIP JPMorgan High Yield Fund - Standard Class	1	(42,216)	3,128,181	6,024,576
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	1	222,677	1,794,623	2,114,241
LVIP MFS International Growth Fund - Standard Class	2	2,435,379	7,256,226	10,180,336
LVIP MFS Value Fund - Standard Class	1	2,767,657	24,970,013	29,117,927
LVIP Mondrian International Value Fund - Standard Class	3	799,205	4,377,714	6,487,582
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	—	2,694	47,961	51,133
LVIP SSGA Bond Index Fund - Standard Class	2	74,129	2,607,717	4,090,733
LVIP SSGA Conservative Index Allocation Fund - Standard Class	—	237,526	2,300,024	2,951,846
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	—	206,145	1,068,600	1,571,088
LVIP SSGA Developed International 150 Fund - Standard Class	—	80,786	2,738,209	3,934,451
LVIP SSGA Emerging Markets 100 Fund - Standard Class	1	(296,652)	1,935,326	3,101,989
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	1	381,826	2,393,055	3,270,874
LVIP SSGA International Index Fund - Standard Class	1	21,813	8,354,252	9,418,227
LVIP SSGA International Managed Volatility Fund - Standard Class	—	72,738	1,469,594	1,731,110
LVIP SSGA Large Cap 100 Fund - Standard Class	1	2,552,980	5,296,781	8,685,581
LVIP SSGA Moderate Index Allocation Fund - Standard Class	—	1,362,692	13,632,947	16,996,896
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	—	1,574,494	7,116,301	10,308,925
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	—	1,760,107	16,997,508	20,956,683
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	2	1,355,574	7,010,896	9,923,299
LVIP SSGA S&P 500 Index Fund - Standard Class	3	28,623,420	108,772,889	143,649,339
LVIP SSGA Small-Cap Index Fund - Standard Class	1	3,783,932	10,410,943	14,430,759
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	—	269,555	7,409,392	8,403,881
LVIP T. Rowe Price 2010 Fund - Standard Class	—	70,697	(32,657)	49,262
LVIP T. Rowe Price 2020 Fund - Standard Class	—	209,460	(38,912)	212,636
LVIP T. Rowe Price 2030 Fund - Standard Class	—	299,678	79,910	428,988
LVIP T. Rowe Price 2040 Fund - Standard Class	—	513,393	164,800	745,032
LVIP T. Rowe Price Growth Stock Fund - Standard Class	—	6,291,419	14,780,208	20,577,064
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	2	4,309,919	9,210,557	13,304,209
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	—	523,653	1,039,562	1,676,036
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	—	2,906,303	25,154,852	29,265,469
LVIP Vanguard International Equity ETF Fund - Standard Class	1	217,730	13,172,112	15,481,830
LVIP Wellington Capital Growth Fund - Standard Class	(1)	4,552,479	8,847,237	13,140,329
LVIP Wellington Mid-Cap Value Fund - Standard Class	2	2,177,957	4,624,244	6,913,292
M Capital Appreciation Fund	1	113,072	282,494	396,345

Lincoln Life Flexible Premium Variable Life Account M

Statements of operations (continued)

Year Ended December 31, 2019

Subaccount	Dividends from Investment Income	Mortality and Expense Guarantee Charges	Net Investment Income (Loss)	Net Realized Gain (Loss) on Investments	Dividends from Net Realized Gain on Investments
M International Equity Fund	$50,649	$(3,964)	$46,685	$(3,394)	$—
M Large Cap Growth Fund	—	(7,739)	(7,739)	74,973	189,104
M Large Cap Value Fund	39,167	(5,208)	33,959	(8,110)	72,922
MFS® VIT Growth Series - Initial Class	—	(356,070)	(356,070)	3,634,384	5,048,547
MFS® VIT Total Return Series - Initial Class	1,275,018	(333,426)	941,592	493,659	1,451,262
MFS® VIT Utilities Series - Initial Class	1,672,894	(222,232)	1,450,662	1,100,563	122,843
MFS® VIT II Core Equity Portfolio - Initial Class	8,309	(4,130)	4,179	4,198	135,594
Neuberger Berman AMT Large Cap Value Portfolio - I Class	29,550	(2,682)	26,868	(97,077)	320,831
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	—	(76,063)	(76,063)	579,446	1,253,704
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	38,823	(20,350)	18,473	59,693	631,487
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	6,186	(4,755)	1,431	(3,086)	82,402
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	1,148,489	(145,015)	1,003,474	(741,743)	—
Putnam VT Equity Income Fund - Class IB	32,093	(7,705)	24,388	12,450	137,153
Putnam VT Global Health Care Fund - Class IB	—	(8,894)	(8,894)	(33,579)	84,822
Templeton Foreign VIP Fund - Class 1	21,498	(6,026)	15,472	(13,973)	10,971
Templeton Foreign VIP Fund - Class 2	43,032	(12,031)	31,001	(56,013)	25,686
Templeton Global Bond VIP Fund - Class 1	3,565,278	(349,125)	3,216,153	(35,268)	—
Templeton Growth VIP Fund - Class 1	202,373	(27,266)	175,107	(99,678)	1,250,879
Templeton Growth VIP Fund - Class 2	31,089	(4,879)	26,210	(41,994)	213,570
TOPS® Balanced ETF Portfolio - Class 2 Shares	888	(410)	478	46	1,143
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	772	(435)	337	72	1,084

See accompanying notes.

Subaccount	Miscellanous Gain (Loss) on Investments	Total Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation or Depreciation on Investments	Net Increase in Net Assets Resulting from Operations
M International Equity Fund	$1	$(3,393)	$284,425	$327,717
M Large Cap Growth Fund	—	264,077	678,097	934,435
M Large Cap Value Fund	—	64,812	322,460	421,231
MFS® VIT Growth Series - Initial Class	1	8,682,932	9,775,299	18,102,161
MFS® VIT Total Return Series - Initial Class	1	1,944,922	6,580,293	9,466,807
MFS® VIT Utilities Series - Initial Class	(1)	1,223,405	6,206,523	8,880,590
MFS® VIT II Core Equity Portfolio - Initial Class	—	139,792	141,998	285,969
Neuberger Berman AMT Large Cap Value Portfolio - I Class	—	223,754	(84,918)	165,704
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	—	1,833,150	3,139,639	4,896,726
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	1	691,181	89,052	798,706
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	—	79,316	47,244	127,991
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	1	(741,742)	2,245,587	2,507,319
Putnam VT Equity Income Fund - Class IB	—	149,603	243,142	417,133
Putnam VT Global Health Care Fund - Class IB	—	51,243	431,271	473,620
Templeton Foreign VIP Fund - Class 1	—	(3,002)	111,242	123,712
Templeton Foreign VIP Fund - Class 2	(1)	(30,328)	280,597	281,270
Templeton Global Bond VIP Fund - Class 1	2	(35,266)	(2,437,911)	742,976
Templeton Growth VIP Fund - Class 1	—	1,151,201	(365,909)	960,399
Templeton Growth VIP Fund - Class 2	—	171,576	(45,863)	151,923
TOPS® Balanced ETF Portfolio - Class 2 Shares	—	1,189	7,167	8,834
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	—	1,156	14,763	16,256

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets

Years Ended December 31, 2018 and 2019

	AB VPS Global Thematic Growth Portfolio - Class A Subaccount	AB VPS Growth and Income Portfolio - Class A Subaccount	AB VPS International Value Portfolio - Class A Subaccount	AB VPS Large Cap Growth Portfolio - Class A Subaccount	AB VPS Small/Mid Cap Value Portfolio - Class A Subaccount	American Century VP Balanced Fund - Class I Subaccount	American Century VP Inflation Protection Fund - Class I Subaccount
NET ASSETS AT JANUARY 1, 2018	$8,594,636	$20,780,746	$10,339,799	$2,905,893	$44,103,285	$6,458,581	$12,406,425
Changes From Operations:
• Net investment income (loss)	(49,174)	116,445	124,707	(14,842)	(29,858)	88,785	326,100
• Net realized gain (loss) on investments	539,359	2,862,771	89,870	489,658	4,133,816	116,808	(213,979)
• Net change in unrealized appreciation or depreciation on investments	(1,404,622)	(4,020,512)	(2,634,348)	(436,316)	(11,214,063)	(745,134)	(466,367)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(914,437)	(1,041,296)	(2,419,771)	38,500	(7,110,105)	(539,541)	(354,246)
Change From Unit Transactions:
• Net unit transactions	471,058	(2,971,065)	505,786	366,031	2,603,687	12,544,977	(850,071)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	471,058	(2,971,065)	505,786	366,031	2,603,687	12,544,977	(850,071)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(443,379)	(4,012,361)	(1,913,985)	404,531	(4,506,418)	12,005,436	(1,204,317)
NET ASSETS AT DECEMBER 31, 2018	8,151,257	16,768,385	8,425,814	3,310,424	39,596,867	18,464,017	11,202,108
Changes From Operations:
• Net investment income (loss)	(16,141)	151,740	63,250	(17,094)	14,728	176,072	258,384
• Net realized gain (loss) on investments	829,585	2,088,033	(88,719)	602,602	5,037,692	544,503	(69,181)
• Net change in unrealized appreciation or depreciation on investments	1,669,205	1,433,349	1,442,703	509,957	2,962,137	3,246,857	779,970
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	2,482,649	3,673,122	1,417,234	1,095,465	8,014,557	3,967,432	969,173
Change From Unit Transactions:
• Net unit transactions	906,907	(1,982,555)	(211,650)	(297,050)	4,733,300	8,986,310	(836,987)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	906,907	(1,982,555)	(211,650)	(297,050)	4,733,300	8,986,310	(836,987)
TOTAL INCREASE (DECREASE) IN NET ASSETS	3,389,556	1,690,567	1,205,584	798,415	12,747,857	12,953,742	132,186
NET ASSETS AT DECEMBER 31, 2019	$11,540,813	$18,458,952	$9,631,398	$4,108,839	$52,344,724	$31,417,759	$11,334,294

See accompanying notes.

	American Funds Global Growth Fund - Class 2 Subaccount	American Funds Global Small Capitalization Fund - Class 2 Subaccount	American Funds Growth Fund - Class 2 Subaccount	American Funds Growth-Income Fund - Class 2 Subaccount	American Funds International Fund - Class 2 Subaccount	BlackRock Global Allocation V.I. Fund - Class I Subaccount
NET ASSETS AT JANUARY 1, 2018	$86,532,641	$77,181,740	$281,539,220	$288,725,558	$172,310,088	$192,945,905
Changes From Operations:
• Net investment income (loss)	132,030	(407,162)	(313,706)	2,769,123	2,230,130	648,955
• Net realized gain (loss) on investments	7,843,819	4,550,649	36,267,308	25,510,909	9,919,153	7,959,013
• Net change in unrealized appreciation or depreciation on investments	(18,161,695)	(13,403,495)	(39,428,677)	(36,322,051)	(38,240,873)	(25,137,788)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(10,185,846)	(9,260,008)	(3,475,075)	(8,042,019)	(26,091,590)	(16,529,820)
Change From Unit Transactions:
• Net unit transactions	20,403,323	7,725,302	18,778,442	23,933,104	24,516,066	15,533,820
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	20,403,323	7,725,302	18,778,442	23,933,104	24,516,066	15,533,820
TOTAL INCREASE (DECREASE) IN NET ASSETS	10,217,477	(1,534,706)	15,303,367	15,891,085	(1,575,524)	(996,000)
NET ASSETS AT DECEMBER 31, 2018	96,750,118	75,647,034	296,842,587	304,616,643	170,734,564	191,949,905
Changes From Operations:
• Net investment income (loss)	659,396	(391,896)	742,584	4,141,368	1,784,299	1,437,204
• Net realized gain (loss) on investments	7,847,429	6,308,396	42,538,667	38,246,599	5,363,744	7,872,604
• Net change in unrealized appreciation or depreciation on investments	26,564,725	17,675,694	51,886,583	37,904,189	31,364,937	24,424,601
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	35,071,550	23,592,194	95,167,834	80,292,156	38,512,980	33,734,409
Change From Unit Transactions:
• Net unit transactions	15,447,138	2,492,531	44,146,228	30,543,720	6,598,689	13,411,736
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	15,447,138	2,492,531	44,146,228	30,543,720	6,598,689	13,411,736
TOTAL INCREASE (DECREASE) IN NET ASSETS	50,518,688	26,084,725	139,314,062	110,835,876	45,111,669	47,146,145
NET ASSETS AT DECEMBER 31, 2019	$147,268,806	$101,731,759	$436,156,649	$415,452,519	$215,846,233	$239,096,050

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	ClearBridge Variable Mid Cap Portfolio - Class I Subaccount	Delaware VIP® Diversified Income Series - Standard Class Subaccount	Delaware VIP® Emerging Markets Series - Standard Class Subaccount	Delaware VIP® High Yield Series - Standard Class Subaccount	Delaware VIP® Limited-Term Diversified Income Series - Standard Class Subaccount	Delaware VIP® REIT Series - Standard Class Subaccount	Delaware VIP® Small Cap Value Series - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$12,850,270	$65,217,966	$74,061,466	$19,777,266	$48,447,654	$54,493,327	$73,592,347
Changes From Operations:
• Net investment income (loss)	(25,063)	1,777,410	2,057,704	1,131,348	1,140,763	857,949	214,908
• Net realized gain (loss) on investments	341,057	(517,067)	1,461,520	(651,912)	(120,292)	904,378	6,526,550
• Net change in unrealized appreciation or depreciation on investments	(2,716,586)	(3,085,295)	(17,466,627)	(1,420,162)	(1,148,875)	(5,762,965)	(20,346,793)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(2,400,592)	(1,824,952)	(13,947,403)	(940,726)	(128,404)	(4,000,638)	(13,605,335)
Change From Unit Transactions:
• Net unit transactions	5,532,731	4,610,556	18,175,733	(2,412,976)	11,371,318	151,863	6,341,844
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	5,532,731	4,610,556	18,175,733	(2,412,976)	11,371,318	151,863	6,341,844
TOTAL INCREASE (DECREASE) IN NET ASSETS	3,132,139	2,785,604	4,228,330	(3,353,702)	11,242,914	(3,848,775)	(7,263,491)
NET ASSETS AT DECEMBER 31, 2018	15,982,409	68,003,570	78,289,796	16,423,564	59,690,568	50,644,552	66,328,856
Changes From Operations:
• Net investment income (loss)	(26,428)	1,735,017	78,207	1,156,074	1,328,013	934,540	377,063
• Net realized gain (loss) on investments	426,362	39,720	2,913,073	(357,434)	(12,337)	352,790	6,323,559
• Net change in unrealized appreciation or depreciation on investments	5,232,385	5,155,728	15,284,738	1,786,785	1,466,489	11,950,196	12,032,487
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	5,632,319	6,930,465	18,276,018	2,585,425	2,782,165	13,237,526	18,733,109
Change From Unit Transactions:
• Net unit transactions	3,592,124	6,818,016	5,702,749	(705,893)	4,911,788	(628,273)	2,179,086
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	3,592,124	6,818,016	5,702,749	(705,893)	4,911,788	(628,273)	2,179,086
TOTAL INCREASE (DECREASE) IN NET ASSETS	9,224,443	13,748,481	23,978,767	1,879,532	7,693,953	12,609,253	20,912,195
NET ASSETS AT DECEMBER 31, 2019	$25,206,852	$81,752,051	$102,268,563	$18,303,096	$67,384,521	$63,253,805	$87,241,051

See accompanying notes.

	Delaware VIP® Smid Cap Core Series - Standard Class Subaccount	Delaware VIP® U.S. Growth Series - Standard Class Subaccount	Delaware VIP® Value Series - Standard Class Subaccount	DWS Alternative Asset Allocation VIP Portfolio - Class A Subaccount	DWS Equity 500 Index VIP Portfolio - Class A Subaccount	DWS Small Cap Index VIP Portfolio - Class A Subaccount
NET ASSETS AT JANUARY 1, 2018	$56,690,538	$29,003,038	$61,597,728	$14,472,510	$46,641,587	$11,673,122
Changes From Operations:
• Net investment income (loss)	(257,678)	(149,149)	679,483	220,828	562,836	58,692
• Net realized gain (loss) on investments	17,619,824	3,815,405	5,223,362	(69,953)	5,434,081	1,027,581
• Net change in unrealized appreciation or depreciation on investments	(25,438,804)	(4,566,132)	(7,916,742)	(1,609,652)	(8,008,489)	(2,354,724)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(8,076,658)	(899,876)	(2,013,897)	(1,458,777)	(2,011,572)	(1,268,451)
Change From Unit Transactions:
• Net unit transactions	7,274,478	(808,564)	1,611,836	814,602	(4,604,366)	(1,111,300)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	7,274,478	(808,564)	1,611,836	814,602	(4,604,366)	(1,111,300)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(802,180)	(1,708,440)	(402,061)	(644,175)	(6,615,938)	(2,379,751)
NET ASSETS AT DECEMBER 31, 2018	55,888,358	27,294,598	61,195,667	13,828,335	40,025,649	9,293,371
Changes From Operations:
• Net investment income (loss)	(51,694)	(176,544)	811,202	484,010	704,666	67,848
• Net realized gain (loss) on investments	2,308,104	5,408,804	5,346,422	(32,806)	4,231,540	1,031,967
• Net change in unrealized appreciation or depreciation on investments	14,185,388	2,385,255	6,297,895	1,517,720	6,911,501	1,163,043
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	16,441,798	7,617,515	12,455,519	1,968,924	11,847,707	2,262,858
Change From Unit Transactions:
• Net unit transactions	2,624,929	1,517,738	8,047,901	1,150,415	(3,894,879)	(387,219)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	2,624,929	1,517,738	8,047,901	1,150,415	(3,894,879)	(387,219)
TOTAL INCREASE (DECREASE) IN NET ASSETS	19,066,727	9,135,253	20,503,420	3,119,339	7,952,828	1,875,639
NET ASSETS AT DECEMBER 31, 2019	$74,955,085	$36,429,851	$81,699,087	$16,947,674	$47,978,477	$11,169,010

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	Fidelity® VIP Asset Manager Portfolio - Initial Class Subaccount	Fidelity® VIP Contrafund® Portfolio - Service Class Subaccount	Fidelity® VIP Equity-Income Portfolio - Initial Class Subaccount	Fidelity® VIP Equity-Income Portfolio - Service Class Subaccount	Fidelity® VIP Growth Opportunities Portfolio - Service Class Subaccount	Fidelity® VIP Growth Portfolio - Service Class Subaccount	Fidelity® VIP High Income Portfolio - Service Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$623,114	$178,604,967	$2,072,602	$6,368,009	$3,370,921	$36,040,561	$1,718,077
Changes From Operations:
• Net investment income (loss)	6,625	83,725	31,390	101,367	(12,143)	(212,345)	85,841
• Net realized gain (loss) on investments	17,242	18,195,453	122,405	297,605	402,292	6,488,366	(4,555)
• Net change in unrealized appreciation or depreciation on investments	(59,604)	(31,702,946)	(315,574)	(926,337)	3,846	(7,195,229)	(151,687)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(35,737)	(13,423,768)	(161,779)	(527,365)	393,995	(919,208)	(70,401)
Change From Unit Transactions:
• Net unit transactions	(43,603)	11,895,714	(261,237)	(667,432)	(284,703)	6,661,756	(6,439)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(43,603)	11,895,714	(261,237)	(667,432)	(284,703)	6,661,756	(6,439)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(79,340)	(1,528,054)	(423,016)	(1,194,797)	109,292	5,742,548	(76,840)
NET ASSETS AT DECEMBER 31, 2018	543,774	177,076,913	1,649,586	5,173,212	3,480,213	41,783,109	1,641,237
Changes From Operations:
• Net investment income (loss)	6,111	(471,233)	25,006	82,519	(14,775)	(266,383)	76,986
• Net realized gain (loss) on investments	18,400	24,940,563	136,856	367,261	1,303,204	3,715,829	(16,832)
• Net change in unrealized appreciation or depreciation on investments	62,698	30,190,017	257,714	875,701	54,571	11,429,388	167,141
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	87,209	54,659,347	419,576	1,325,481	1,343,000	14,878,834	227,295
Change From Unit Transactions:
• Net unit transactions	(98,440)	920,759	(223,076)	(499,881)	(541,681)	6,861,247	(165,729)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(98,440)	920,759	(223,076)	(499,881)	(541,681)	6,861,247	(165,729)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(11,231)	55,580,106	196,500	825,600	801,319	21,740,081	61,566
NET ASSETS AT DECEMBER 31, 2019	$532,543	$232,657,019	$1,846,086	$5,998,812	$4,281,532	$63,523,190	$1,702,803

See accompanying notes.

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class Subaccount	Fidelity® VIP Mid Cap Portfolio - Service Class Subaccount	Fidelity® VIP Overseas Portfolio - Service Class Subaccount	Franklin Income VIP Fund - Class 1 Subaccount	Franklin Mutual Shares VIP Fund - Class 1 Subaccount	Franklin Small-Mid Cap Growth VIP Fund - Class 1 Subaccount
NET ASSETS AT JANUARY 1, 2018	$1,074,477	$77,563,466	$7,060,344	$78,550,647	$49,819,581	$14,628,179
Changes From Operations:
• Net investment income (loss)	17,650	(25,173)	72,966	3,403,715	1,134,509	(55,971)
• Net realized gain (loss) on investments	(3,733)	7,240,569	230,196	268,947	2,183,428	1,151,514
• Net change in unrealized appreciation or depreciation on investments	(27,617)	(19,824,611)	(1,326,231)	(7,571,047)	(8,158,252)	(1,785,923)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(13,700)	(12,609,215)	(1,023,069)	(3,898,385)	(4,840,315)	(690,380)
Change From Unit Transactions:
• Net unit transactions	(151,355)	6,709,554	(243,410)	3,952,955	3,079,576	(1,462,403)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(151,355)	6,709,554	(243,410)	3,952,955	3,079,576	(1,462,403)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(165,055)	(5,899,661)	(1,266,479)	54,570	(1,760,739)	(2,152,783)
NET ASSETS AT DECEMBER 31, 2018	909,422	71,663,805	5,793,865	78,605,217	48,058,842	12,475,396
Changes From Operations:
• Net investment income (loss)	19,526	184,923	86,167	4,298,591	897,033	(49,871)
• Net realized gain (loss) on investments	1,007	8,622,932	343,210	1,440,707	5,425,587	1,705,339
• Net change in unrealized appreciation or depreciation on investments	59,655	8,163,837	1,136,535	7,057,398	4,644,951	2,188,985
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	80,188	16,971,692	1,565,912	12,796,696	10,967,571	3,844,453
Change From Unit Transactions:
• Net unit transactions	(69,722)	9,818,892	(178,956)	12,034,413	2,288,799	(1,143,510)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(69,722)	9,818,892	(178,956)	12,034,413	2,288,799	(1,143,510)
TOTAL INCREASE (DECREASE) IN NET ASSETS	10,466	26,790,584	1,386,956	24,831,109	13,256,370	2,700,943
NET ASSETS AT DECEMBER 31, 2019	$919,888	$98,454,389	$7,180,821	$103,436,326	$61,315,212	$15,176,339

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	Invesco V.I. American Franchise Fund - Series I Shares Subaccount	Invesco V.I. Core Equity Fund - Series I Shares Subaccount	Invesco V.I. Core Plus Bond Fund - Series I Shares Subaccount	Invesco V.I. International Growth Fund - Series I Shares Subaccount	Janus Henderson Balanced Portfolio - Institutional Shares Subaccount	Janus Henderson Balanced Portfolio - Service Shares Subaccount	Janus Henderson Enterprise Portfolio - Service Shares Subaccount
NET ASSETS AT JANUARY 1, 2018	$11,715,569	$14,837,315	$628,087	$23,409,844	$9,258,569	$8,675,892	$5,276,567
Changes From Operations:
• Net investment income (loss)	(61,392)	55,505	19,031	348,903	148,045	114,287	(20,582)
• Net realized gain (loss) on investments	1,256,213	1,251,353	(760)	352,696	496,371	417,033	509,164
• Net change in unrealized appreciation or depreciation on investments	(1,585,004)	(2,660,595)	(38,515)	(4,686,934)	(607,713)	(515,925)	(511,448)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(390,183)	(1,353,737)	(20,244)	(3,985,335)	36,703	15,395	(22,866)
Change From Unit Transactions:
• Net unit transactions	(904,798)	(992,488)	343,230	3,075,578	(809,997)	(661,442)	(558,494)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(904,798)	(992,488)	343,230	3,075,578	(809,997)	(661,442)	(558,494)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,294,981)	(2,346,225)	322,986	(909,757)	(773,294)	(646,047)	(581,360)
NET ASSETS AT DECEMBER 31, 2018	10,420,588	12,491,090	951,073	22,500,087	8,485,275	8,029,845	4,695,207
Changes From Operations:
• Net investment income (loss)	(55,376)	63,435	23,821	246,505	130,047	104,420	(21,996)
• Net realized gain (loss) on investments	3,026,611	2,309,327	2,779	2,099,450	1,243,016	434,532	755,436
• Net change in unrealized appreciation or depreciation on investments	599,820	960,954	72,101	3,966,384	428,063	1,161,679	837,115
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	3,571,055	3,333,716	98,701	6,312,339	1,801,126	1,700,631	1,570,555
Change From Unit Transactions:
• Net unit transactions	(1,442,834)	(1,660,604)	(23,494)	826,531	(683,255)	(341,450)	(421,893)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(1,442,834)	(1,660,604)	(23,494)	826,531	(683,255)	(341,450)	(421,893)
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,128,221	1,673,112	75,207	7,138,870	1,117,871	1,359,181	1,148,662
NET ASSETS AT DECEMBER 31, 2019	$12,548,809	$14,164,202	$1,026,280	$29,638,957	$9,603,146	$9,389,026	$5,843,869

See accompanying notes.

	Janus Henderson Global Research Portfolio - Institutional Shares Subaccount	Janus Henderson Global Research Portfolio - Service Shares Subaccount	Janus Henderson Global Technology Portfolio - Service Shares Subaccount	JPMorgan Insurance Trust Global Allocation Portfolio - Class 1 Subaccount	LVIP Baron Growth Opportunities Fund - Service Class Subaccount	LVIP Baron Growth Opportunities Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$9,252,775	$2,089,172	$2,622,767	$6,657,814	$33,730,267	$1,266,992
Changes From Operations:
• Net investment income (loss)	57,193	9,760	(15,070)	(115,595)	(210,859)	(5,659)
• Net realized gain (loss) on investments	477,637	103,171	251,804	100,712	2,900,980	108,200
• Net change in unrealized appreciation or depreciation on investments	(1,135,935)	(257,889)	(227,405)	(1,419,626)	(4,360,682)	(167,187)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(601,105)	(144,958)	9,329	(1,434,509)	(1,670,561)	(64,646)
Change From Unit Transactions:
• Net unit transactions	(816,147)	(154,777)	13,547	13,849,991	2,816,278	(1,584)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(816,147)	(154,777)	13,547	13,849,991	2,816,278	(1,584)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,417,252)	(299,735)	22,876	12,415,482	1,145,717	(66,230)
NET ASSETS AT DECEMBER 31, 2018	7,835,523	1,789,437	2,645,643	19,073,296	34,875,984	1,200,762
Changes From Operations:
• Net investment income (loss)	50,422	7,546	(15,532)	322,132	(246,105)	(5,608)
• Net realized gain (loss) on investments	2,005,620	198,053	625,701	27,696	2,733,675	145,424
• Net change in unrealized appreciation or depreciation on investments	116,948	280,702	487,742	2,939,474	9,868,094	268,658
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	2,172,990	486,301	1,097,911	3,289,302	12,355,664	408,474
Change From Unit Transactions:
• Net unit transactions	(591,799)	(66,801)	(312,744)	4,156,243	969,759	(255,691)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(591,799)	(66,801)	(312,744)	4,156,243	969,759	(255,691)
TOTAL INCREASE (DECREASE) IN NET ASSETS	1,581,191	419,500	785,167	7,445,545	13,325,423	152,783
NET ASSETS AT DECEMBER 31, 2019	$9,416,714	$2,208,937	$3,430,810	$26,518,841	$48,201,407	$1,353,545

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class Subaccount	LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class Subaccount	LVIP BlackRock Global Real Estate Fund - Standard Class Subaccount	LVIP BlackRock Inflation Protected Bond Fund - Standard Class Subaccount	LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class Subaccount	LVIP Blended Mid Cap Managed Volatility Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$41,650,533	$7,920,789	$23,073,042	$27,285,208	$2,557,126	$8,464,349	$8,396,003
Changes From Operations:
• Net investment income (loss)	613,764	193,363	781,496	1,429,570	34,579	18,055	(53,330)
• Net realized gain (loss) on investments	602,730	48,301	319,164	(101,042)	19,226	1,156,729	329,993
• Net change in unrealized appreciation or depreciation on investments	(4,721,987)	(971,519)	(3,228,052)	(1,436,362)	(200,037)	(1,557,815)	(268,143)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(3,505,493)	(729,855)	(2,127,392)	(107,834)	(146,232)	(383,031)	8,520
Change From Unit Transactions:
• Net unit transactions	(764,168)	9,875,864	1,595,408	4,184,913	1,841,484	(158,708)	(290,252)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(764,168)	9,875,864	1,595,408	4,184,913	1,841,484	(158,708)	(290,252)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(4,269,661)	9,146,009	(531,984)	4,077,079	1,695,252	(541,739)	(281,732)
NET ASSETS AT DECEMBER 31, 2018	37,380,872	17,066,798	22,541,058	31,362,287	4,252,378	7,922,610	8,114,271
Changes From Operations:
• Net investment income (loss)	477,547	269,435	806,660	628,162	82,066	17,755	(55,657)
• Net realized gain (loss) on investments	2,340,854	115,319	1,301,983	(70,944)	95,555	877,763	1,005,471
• Net change in unrealized appreciation or depreciation on investments	3,862,447	2,822,541	3,312,292	1,214,578	868,073	613,719	983,468
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	6,680,848	3,207,295	5,420,935	1,771,796	1,045,694	1,509,237	1,933,282
Change From Unit Transactions:
• Net unit transactions	(516,196)	4,394,818	645,791	6,073,214	3,537,093	(330,539)	(231,257)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(516,196)	4,394,818	645,791	6,073,214	3,537,093	(330,539)	(231,257)
TOTAL INCREASE (DECREASE) IN NET ASSETS	6,164,652	7,602,113	6,066,726	7,845,010	4,582,787	1,178,698	1,702,025
NET ASSETS AT DECEMBER 31, 2019	$43,545,524	$24,668,911	$28,607,784	$39,207,297	$8,835,165	$9,101,308	$9,816,296

See accompanying notes.

	LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class Subaccount	LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class Subaccount	LVIP Delaware Bond Fund - Standard Class Subaccount	LVIP Delaware Diversified Floating Rate Fund - Standard Class Subaccount	LVIP Delaware Social Awareness Fund - Standard Class Subaccount	LVIP Delaware Special Opportunities Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$1,148,336	$—	$143,147,977	$22,295,069	$6,931,545	$13,197,525
Changes From Operations:
• Net investment income (loss)	2,674	—	4,175,691	802,075	65,560	119,670
• Net realized gain (loss) on investments	41,620	—	(570,683)	16,063	750,986	1,364,297
• Net change in unrealized appreciation or depreciation on investments	(113,602)	—	(5,564,447)	(926,883)	(1,187,312)	(3,746,876)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(69,308)	—	(1,959,439)	(108,745)	(370,766)	(2,262,909)
Change From Unit Transactions:
• Net unit transactions	(31,288)	—	12,098,181	3,152,502	284,939	1,976,039
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(31,288)	—	12,098,181	3,152,502	284,939	1,976,039
TOTAL INCREASE (DECREASE) IN NET ASSETS	(100,596)	—	10,138,742	3,043,757	(85,827)	(286,870)
NET ASSETS AT DECEMBER 31, 2018	1,047,740	—	153,286,719	25,338,826	6,845,718	12,910,655
Changes From Operations:
• Net investment income (loss)	(2,467)	12,368	4,764,015	665,572	142,561	103,566
• Net realized gain (loss) on investments	67,148	28,278	1,842,574	7,275	499,791	1,749,325
• Net change in unrealized appreciation or depreciation on investments	(21,147)	98,412	7,156,508	445,857	1,578,574	2,126,420
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	43,534	139,058	13,763,097	1,118,704	2,220,926	3,979,311
Change From Unit Transactions:
• Net unit transactions	(1,091,274)	1,146,526	24,832,407	5,776,221	542,089	1,272,910
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(1,091,274)	1,146,526	24,832,407	5,776,221	542,089	1,272,910
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,047,740)	1,285,584	38,595,504	6,894,925	2,763,015	5,252,221
NET ASSETS AT DECEMBER 31, 2019	$—	$1,285,584	$191,882,223	$32,233,751	$9,608,733	$18,162,876

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	LVIP Delaware Wealth Builder Fund - Standard Class Subaccount	LVIP Dimensional International Core Equity Fund - Standard Class Subaccount	LVIP Dimensional International Equity Managed Volatility Fund - Standard Class Subaccount	LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class Subaccount	LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class Subaccount	LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class Subaccount	LVIP Dimensional/ Vanguard Total Bond Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$3,055,850	$11,806,540	$12,127,978	$15,019,963	$15,356,035	$14,123,058	$57,564,268
Changes From Operations:
• Net investment income (loss)	71,770	230,437	162,878	207,522	106,448	56,180	1,103,405
• Net realized gain (loss) on investments	504,971	4,729	62,870	676,059	201,195	338,331	(90,169)
• Net change in unrealized appreciation or depreciation on investments	(732,452)	(3,647,541)	(2,324,986)	(2,764,110)	(2,743,223)	(1,399,809)	(1,362,849)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(155,711)	(3,412,375)	(2,099,238)	(1,880,529)	(2,435,580)	(1,005,298)	(349,613)
Change From Unit Transactions:
• Net unit transactions	(334,370)	8,929,679	960,272	5,950,926	9,692,529	(1,145,520)	14,254,275
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(334,370)	8,929,679	960,272	5,950,926	9,692,529	(1,145,520)	14,254,275
TOTAL INCREASE (DECREASE) IN NET ASSETS	(490,081)	5,517,304	(1,138,966)	4,070,397	7,256,949	(2,150,818)	13,904,662
NET ASSETS AT DECEMBER 31, 2018	2,565,769	17,323,844	10,989,012	19,090,360	22,612,984	11,972,240	71,468,930
Changes From Operations:
• Net investment income (loss)	72,300	440,344	249,304	384,749	181,404	85,695	1,652,770
• Net realized gain (loss) on investments	119,265	3,971	(3,363)	1,530,104	293,910	148,488	179,120
• Net change in unrealized appreciation or depreciation on investments	205,478	3,702,855	1,531,217	4,533,389	6,638,419	2,039,158	3,361,992
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	397,043	4,147,170	1,777,158	6,448,242	7,113,733	2,273,341	5,193,882
Change From Unit Transactions:
• Net unit transactions	(11,969)	7,317,925	(253,789)	7,987,992	6,185,366	(161,713)	15,417,294
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(11,969)	7,317,925	(253,789)	7,987,992	6,185,366	(161,713)	15,417,294
TOTAL INCREASE (DECREASE) IN NET ASSETS	385,074	11,465,095	1,523,369	14,436,234	13,299,099	2,111,628	20,611,176
NET ASSETS AT DECEMBER 31, 2019	$2,950,843	$28,788,939	$12,512,381	$33,526,594	$35,912,083	$14,083,868	$92,080,106

See accompanying notes.

	LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class Subaccount	LVIP Global Conservative Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Global Growth Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Global Income Fund - Standard Class Subaccount	LVIP Global Moderate Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Government Money Market Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$8,156,943	$39,998,371	$121,945,158	$12,622,989	$106,759,661	$101,859,878
Changes From Operations:
• Net investment income (loss)	73,994	889,643	2,391,827	460,351	1,946,663	671,618
• Net realized gain (loss) on investments	186,895	770,111	2,315,188	15,772	3,296,859	16
• Net change in unrealized appreciation or depreciation on investments	(1,046,427)	(3,815,377)	(13,179,042)	(303,448)	(11,174,877)	2
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(785,538)	(2,155,623)	(8,472,027)	172,675	(5,931,355)	671,636
Change From Unit Transactions:
• Net unit transactions	77,075	4,276,737	2,267,869	222,996	(5,040,806)	11,691,571
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	77,075	4,276,737	2,267,869	222,996	(5,040,806)	11,691,571
TOTAL INCREASE (DECREASE) IN NET ASSETS	(708,463)	2,121,114	(6,204,158)	395,671	(10,972,161)	12,363,207
NET ASSETS AT DECEMBER 31, 2018	7,448,480	42,119,485	115,741,000	13,018,660	95,787,500	114,223,085
Changes From Operations:
• Net investment income (loss)	116,636	934,990	2,257,466	306,733	1,969,860	940,402
• Net realized gain (loss) on investments	75,503	1,946,871	7,607,715	29,691	5,837,325	229
• Net change in unrealized appreciation or depreciation on investments	753,854	3,124,512	7,651,308	483,875	6,156,372	—
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	945,993	6,006,373	17,516,489	820,299	13,963,557	940,631
Change From Unit Transactions:
• Net unit transactions	434,672	194,654	(3,087,040)	1,289,574	1,267,809	(15,326,236)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	434,672	194,654	(3,087,040)	1,289,574	1,267,809	(15,326,236)
TOTAL INCREASE (DECREASE) IN NET ASSETS	1,380,665	6,201,027	14,429,449	2,109,873	15,231,366	(14,385,605)
NET ASSETS AT DECEMBER 31, 2019	$8,829,145	$48,320,512	$130,170,449	$15,128,533	$111,018,866	$99,837,480

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class Subaccount	LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class Subaccount	LVIP JPMorgan High Yield Fund - Standard Class Subaccount	LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class Subaccount	LVIP MFS International Growth Fund - Standard Class Subaccount	LVIP MFS Value Fund - Standard Class Subaccount	LVIP Mondrian International Value Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$1,643,646	$—	$44,771,365	$14,851,251	$33,065,346	$97,369,871	$38,750,561
Changes From Operations:
• Net investment income (loss)	18,616	—	2,542,434	113,100	285,742	1,262,066	1,062,702
• Net realized gain (loss) on investments	61,658	—	(261,360)	223,018	1,390,844	5,084,686	666,706
• Net change in unrealized appreciation or depreciation on investments	(242,441)	—	(4,008,286)	(2,165,049)	(5,013,321)	(17,464,382)	(6,558,947)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(162,167)	—	(1,727,212)	(1,828,931)	(3,336,735)	(11,117,630)	(4,829,539)
Change From Unit Transactions:
• Net unit transactions	101,616	—	4,081,304	158,014	5,953,508	10,772,204	2,224,393
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	101,616	—	4,081,304	158,014	5,953,508	10,772,204	2,224,393
TOTAL INCREASE (DECREASE) IN NET ASSETS	(60,551)	—	2,354,092	(1,670,917)	2,616,773	(345,426)	(2,605,146)
NET ASSETS AT DECEMBER 31, 2018	1,583,095	—	47,125,457	13,180,334	35,682,119	97,024,445	36,145,415
Changes From Operations:
• Net investment income (loss)	(5,267)	20,755	2,938,611	96,941	488,731	1,380,257	1,310,663
• Net realized gain (loss) on investments	75,921	5,215	(42,216)	222,677	2,435,379	2,767,657	799,205
• Net change in unrealized appreciation or depreciation on investments	84,148	154,061	3,128,181	1,794,623	7,256,226	24,970,013	4,377,714
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	154,802	180,031	6,024,576	2,114,241	10,180,336	29,117,927	6,487,582
Change From Unit Transactions:
• Net unit transactions	(1,737,897)	1,689,315	8,002,787	824,447	6,546,755	8,073,632	(803,519)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(1,737,897)	1,689,315	8,002,787	824,447	6,546,755	8,073,632	(803,519)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,583,095)	1,869,346	14,027,363	2,938,688	16,727,091	37,191,559	5,684,063
NET ASSETS AT DECEMBER 31, 2019	$—	$1,869,346	$61,152,820	$16,119,022	$52,409,210	$134,216,004	$41,829,478

See accompanying notes.

	LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class Subaccount	LVIP SSGA Bond Index Fund - Standard Class Subaccount	LVIP SSGA Conservative Index Allocation Fund - Standard Class Subaccount	LVIP SSGA Conservative Structured Allocation Fund - Standard Class Subaccount	LVIP SSGA Developed International 150 Fund - Standard Class Subaccount	LVIP SSGA Emerging Markets 100 Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$449,615	$35,948,987	$19,175,389	$12,332,367	$19,276,268	$31,113,092
Changes From Operations:
• Net investment income (loss)	60	1,062,894	347,354	288,502	776,768	1,666,706
• Net realized gain (loss) on investments	57,278	(147,756)	156,286	130,947	646,935	23,017
• Net change in unrealized appreciation or depreciation on investments	(77,225)	(1,137,567)	(1,566,983)	(1,139,861)	(5,697,506)	(6,931,970)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(19,887)	(222,429)	(1,063,343)	(720,412)	(4,273,803)	(5,242,247)
Change From Unit Transactions:
• Net unit transactions	(171,685)	13,914,971	2,291,768	530,559	9,808,804	13,714,019
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(171,685)	13,914,971	2,291,768	530,559	9,808,804	13,714,019
TOTAL INCREASE (DECREASE) IN NET ASSETS	(191,572)	13,692,542	1,228,425	(189,853)	5,535,001	8,471,772
NET ASSETS AT DECEMBER 31, 2018	258,043	49,641,529	20,403,814	12,142,514	24,811,269	39,584,864
Changes From Operations:
• Net investment income (loss)	478	1,408,887	414,296	296,343	1,115,456	1,463,315
• Net realized gain (loss) on investments	2,694	74,129	237,526	206,145	80,786	(296,652)
• Net change in unrealized appreciation or depreciation on investments	47,961	2,607,717	2,300,024	1,068,600	2,738,209	1,935,326
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	51,133	4,090,733	2,951,846	1,571,088	3,934,451	3,101,989
Change From Unit Transactions:
• Net unit transactions	31,206	21,081,964	2,437,929	975,286	4,780,700	5,307,953
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	31,206	21,081,964	2,437,929	975,286	4,780,700	5,307,953
TOTAL INCREASE (DECREASE) IN NET ASSETS	82,339	25,172,697	5,389,775	2,546,374	8,715,151	8,409,942
NET ASSETS AT DECEMBER 31, 2019	$340,382	$74,814,226	$25,793,589	$14,688,888	$33,526,420	$47,994,806

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class Subaccount	LVIP SSGA International Index Fund - Standard Class Subaccount	LVIP SSGA International Managed Volatility Fund - Standard Class Subaccount	LVIP SSGA Large Cap 100 Fund - Standard Class Subaccount	LVIP SSGA Moderate Index Allocation Fund - Standard Class Subaccount	LVIP SSGA Moderate Structured Allocation Fund - Standard Class Subaccount	LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$23,636,690	$37,627,274	$10,574,704	$28,715,780	$74,889,634	$63,310,253	$97,764,153
Changes From Operations:
• Net investment income (loss)	555,284	961,722	171,833	552,612	1,383,473	1,595,670	1,579,784
• Net realized gain (loss) on investments	210,177	149,894	56,336	1,841,947	653,897	1,074,136	1,138,781
• Net change in unrealized appreciation or depreciation on investments	(2,812,589)	(8,010,764)	(1,615,988)	(6,463,343)	(8,228,274)	(7,880,325)	(11,558,807)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(2,047,128)	(6,899,148)	(1,387,819)	(4,068,784)	(6,190,904)	(5,210,519)	(8,840,242)
Change From Unit Transactions:
• Net unit transactions	(22,440)	13,383,678	415,191	6,721,583	16,121,776	4,540,832	14,944,923
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(22,440)	13,383,678	415,191	6,721,583	16,121,776	4,540,832	14,944,923
TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,069,568)	6,484,530	(972,628)	2,652,799	9,930,872	(669,687)	6,104,681
NET ASSETS AT DECEMBER 31, 2018	21,567,122	44,111,804	9,602,076	31,368,579	84,820,506	62,640,566	103,868,834
Changes From Operations:
• Net investment income (loss)	495,993	1,042,162	188,778	835,820	2,001,257	1,618,130	2,199,068
• Net realized gain (loss) on investments	381,826	21,813	72,738	2,552,980	1,362,692	1,574,494	1,760,107
• Net change in unrealized appreciation or depreciation on investments	2,393,055	8,354,252	1,469,594	5,296,781	13,632,947	7,116,301	16,997,508
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	3,270,874	9,418,227	1,731,110	8,685,581	16,996,896	10,308,925	20,956,683
Change From Unit Transactions:
• Net unit transactions	(50,086)	4,878,975	(21,065)	3,950,153	30,713,166	6,508,844	20,238,018
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(50,086)	4,878,975	(21,065)	3,950,153	30,713,166	6,508,844	20,238,018
TOTAL INCREASE (DECREASE) IN NET ASSETS	3,220,788	14,297,202	1,710,045	12,635,734	47,710,062	16,817,769	41,194,701
NET ASSETS AT DECEMBER 31, 2019	$24,787,910	$58,409,006	$11,312,121	$44,004,313	$132,530,568	$79,458,335	$145,063,535

See accompanying notes.

	LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class Subaccount	LVIP SSGA S&P 500 Index Fund - Standard Class Subaccount	LVIP SSGA Small-Cap Index Fund - Standard Class Subaccount	LVIP SSGA Small-Mid Cap 200 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2010 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2020 Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$53,867,810	$346,435,507	$50,190,541	$34,145,921	$232,617	$991,026
Changes From Operations:
• Net investment income (loss)	1,584,053	5,253,775	211,048	1,029,168	4,268	15,414
• Net realized gain (loss) on investments	559,340	13,385,211	3,889,167	1,044,368	15,351	90,271
• Net change in unrealized appreciation or depreciation on investments	(7,477,667)	(44,634,350)	(11,523,412)	(8,029,485)	(30,227)	(168,721)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(5,334,274)	(25,995,364)	(7,423,197)	(5,955,949)	(10,608)	(63,036)
Change From Unit Transactions:
• Net unit transactions	7,646,066	110,767,706	11,315,037	10,422,231	350	12,202
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	7,646,066	110,767,706	11,315,037	10,422,231	350	12,202
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,311,792	84,772,342	3,891,840	4,466,282	(10,258)	(50,834)
NET ASSETS AT DECEMBER 31, 2018	56,179,602	431,207,849	54,082,381	38,612,203	222,359	940,192
Changes From Operations:
• Net investment income (loss)	1,556,829	6,253,030	235,884	724,934	11,222	42,088
• Net realized gain (loss) on investments	1,355,574	28,623,420	3,783,932	269,555	70,697	209,460
• Net change in unrealized appreciation or depreciation on investments	7,010,896	108,772,889	10,410,943	7,409,392	(32,657)	(38,912)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	9,923,299	143,649,339	14,430,759	8,403,881	49,262	212,636
Change From Unit Transactions:
• Net unit transactions	7,035,560	125,733,675	13,256,256	10,263,736	159,562	541,726
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	7,035,560	125,733,675	13,256,256	10,263,736	159,562	541,726
TOTAL INCREASE (DECREASE) IN NET ASSETS	16,958,859	269,383,014	27,687,015	18,667,617	208,824	754,362
NET ASSETS AT DECEMBER 31, 2019	$73,138,461	$700,590,863	$81,769,396	$57,279,820	$431,183	$1,694,554

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	LVIP T. Rowe Price 2030 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2040 Fund - Standard Class Subaccount	LVIP T. Rowe Price Growth Stock Fund - Standard Class Subaccount	LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class Subaccount	LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Vanguard Domestic Equity ETF Fund - Standard Class Subaccount	LVIP Vanguard International Equity ETF Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$2,233,582	$3,893,372	$54,950,147	$30,325,424	$3,971,422	$79,953,483	$58,596,871
Changes From Operations:
• Net investment income (loss)	32,558	45,311	(311,539)	(84,533)	115,598	810,393	1,152,936
• Net realized gain (loss) on investments	141,011	208,920	7,208,921	3,438,785	85,470	1,740,487	308,142
• Net change in unrealized appreciation or depreciation on investments	(349,724)	(583,399)	(8,778,898)	(4,863,061)	(830,801)	(8,263,156)	(12,778,822)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(176,155)	(329,168)	(1,881,516)	(1,508,809)	(629,733)	(5,712,276)	(11,317,744)
Change From Unit Transactions:
• Net unit transactions	(2,076)	(311,708)	11,389,201	5,464,698	6,601,059	20,861,507	20,130,052
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(2,076)	(311,708)	11,389,201	5,464,698	6,601,059	20,861,507	20,130,052
TOTAL INCREASE (DECREASE) IN NET ASSETS	(178,231)	(640,876)	9,507,685	3,955,889	5,971,326	15,149,231	8,812,308
NET ASSETS AT DECEMBER 31, 2018	2,055,351	3,252,496	64,457,832	34,281,313	9,942,748	95,102,714	67,409,179
Changes From Operations:
• Net investment income (loss)	49,400	66,839	(494,563)	(216,267)	112,821	1,204,314	2,091,988
• Net realized gain (loss) on investments	299,678	513,393	6,291,419	4,309,919	523,653	2,906,303	217,730
• Net change in unrealized appreciation or depreciation on investments	79,910	164,800	14,780,208	9,210,557	1,039,562	25,154,852	13,172,112
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	428,988	745,032	20,577,064	13,304,209	1,676,036	29,265,469	15,481,830
Change From Unit Transactions:
• Net unit transactions	(167,135)	(363,755)	10,451,181	6,953,265	1,097,837	17,156,707	13,052,236
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(167,135)	(363,755)	10,451,181	6,953,265	1,097,837	17,156,707	13,052,236
TOTAL INCREASE (DECREASE) IN NET ASSETS	261,853	381,277	31,028,245	20,257,474	2,773,873	46,422,176	28,534,066
NET ASSETS AT DECEMBER 31, 2019	$2,317,204	$3,633,773	$95,486,077	$54,538,787	$12,716,621	$141,524,890	$95,943,245

See accompanying notes.

	LVIP Wellington Capital Growth Fund - Standard Class Subaccount	LVIP Wellington Mid-Cap Value Fund - Standard Class Subaccount	M Capital Appreciation Fund Subaccount	M International Equity Fund Subaccount	M Large Cap Growth Fund Subaccount	M Large Cap Value Fund Subaccount
NET ASSETS AT JANUARY 1, 2018	$22,336,966	$20,561,424	$1,517,205	$1,873,762	$2,927,055	$2,232,755
Changes From Operations:
• Net investment income (loss)	(157,108)	22,686	(75)	22,867	(9,583)	26,492
• Net realized gain (loss) on investments	2,693,152	1,091,065	323,185	13,380	538,588	202,509
• Net change in unrealized appreciation or depreciation on investments	(3,169,226)	(4,857,353)	(535,501)	(456,174)	(669,086)	(504,589)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(633,182)	(3,743,602)	(212,391)	(419,927)	(140,081)	(275,588)
Change From Unit Transactions:
• Net unit transactions	7,433,419	4,956,354	90,436	189,435	(64,108)	57,646
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	7,433,419	4,956,354	90,436	189,435	(64,108)	57,646
TOTAL INCREASE (DECREASE) IN NET ASSETS	6,800,237	1,212,752	(121,955)	(230,492)	(204,189)	(217,942)
NET ASSETS AT DECEMBER 31, 2018	29,137,203	21,774,176	1,395,250	1,643,270	2,722,866	2,014,813
Changes From Operations:
• Net investment income (loss)	(259,387)	111,091	779	46,685	(7,739)	33,959
• Net realized gain (loss) on investments	4,552,479	2,177,957	113,072	(3,393)	264,077	64,812
• Net change in unrealized appreciation or depreciation on investments	8,847,237	4,624,244	282,494	284,425	678,097	322,460
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	13,140,329	6,913,292	396,345	327,717	934,435	421,231
Change From Unit Transactions:
• Net unit transactions	11,956,775	4,026,433	(87,147)	(58,585)	(397,244)	(91,009)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	11,956,775	4,026,433	(87,147)	(58,585)	(397,244)	(91,009)
TOTAL INCREASE (DECREASE) IN NET ASSETS	25,097,104	10,939,725	309,198	269,132	537,191	330,222
NET ASSETS AT DECEMBER 31, 2019	$54,234,307	$32,713,901	$1,704,448	$1,912,402	$3,260,057	$2,345,035

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	MFS® VIT Growth Series - Initial Class Subaccount	MFS® VIT Total Return Series - Initial Class Subaccount	MFS® VIT Utilities Series - Initial Class Subaccount	MFS® VIT II Core Equity Portfolio - Initial Class Subaccount	Neuberger Berman AMT Large Cap Value Portfolio - I Class Subaccount	Neuberger Berman AMT Mid Cap Growth Portfolio - I Class Subaccount	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class Subaccount
NET ASSETS AT JANUARY 1, 2018	$41,786,944	$39,868,443	$39,244,658	$1,026,457	$1,594,837	$18,882,798	$6,318,830
Changes From Operations:
• Net investment income (loss)	(239,899)	763,756	227,792	2,655	9,263	(82,823)	16,490
• Net realized gain (loss) on investments	5,076,595	2,394,582	452,843	119,536	224,451	1,674,833	417,539
• Net change in unrealized appreciation or depreciation on investments	(4,401,116)	(6,049,394)	(401,868)	(160,932)	(253,021)	(2,620,821)	(1,347,829)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	435,580	(2,891,056)	278,767	(38,741)	(19,307)	(1,028,811)	(913,800)
Change From Unit Transactions:
• Net unit transactions	5,962,751	7,403,644	(2,343,360)	(66,607)	(169,899)	(2,042,726)	(405,146)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	5,962,751	7,403,644	(2,343,360)	(66,607)	(169,899)	(2,042,726)	(405,146)
TOTAL INCREASE (DECREASE) IN NET ASSETS	6,398,331	4,512,588	(2,064,593)	(105,348)	(189,206)	(3,071,537)	(1,318,946)
NET ASSETS AT DECEMBER 31, 2018	48,185,275	44,381,031	37,180,065	921,109	1,405,631	15,811,261	4,999,884
Changes From Operations:
• Net investment income (loss)	(356,070)	941,592	1,450,662	4,179	26,868	(76,063)	18,473
• Net realized gain (loss) on investments	8,682,932	1,944,922	1,223,405	139,792	223,754	1,833,150	691,181
• Net change in unrealized appreciation or depreciation on investments	9,775,299	6,580,293	6,206,523	141,998	(84,918)	3,139,639	89,052
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	18,102,161	9,466,807	8,880,590	285,969	165,704	4,896,726	798,706
Change From Unit Transactions:
• Net unit transactions	624,413	9,240,222	(1,119,052)	7,338	(1,571,335)	(2,116,836)	(206,297)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	624,413	9,240,222	(1,119,052)	7,338	(1,571,335)	(2,116,836)	(206,297)
TOTAL INCREASE (DECREASE) IN NET ASSETS	18,726,574	18,707,029	7,761,538	293,307	(1,405,631)	2,779,890	592,409
NET ASSETS AT DECEMBER 31, 2019	$66,911,849	$63,088,060	$44,941,603	$1,214,416	$—	$18,591,151	$5,592,293

See accompanying notes.

	Neuberger Berman AMT Sustainable Equity Portfolio - I Class Subaccount	PIMCO VIT Commodity RealReturn® Strategy Portfolio - Administrative Class Subaccount	Putnam VT Equity Income Fund - Class IB Subaccount	Putnam VT Global Health Care Fund - Class IB Subaccount	Templeton Foreign VIP Fund - Class 1 Subaccount	Templeton Foreign VIP Fund - Class 2 Subaccount
NET ASSETS AT JANUARY 1, 2018	$—	$23,364,966	$1,697,270	$1,881,309	$1,347,279	$3,551,352
Changes From Operations:
• Net investment income (loss)	—	363,591	3,586	8,708	29,149	72,051
• Net realized gain (loss) on investments	—	(795,647)	91,580	281,442	4,765	(27,343)
• Net change in unrealized appreciation or depreciation on investments	—	(3,245,940)	(234,926)	(303,322)	(237,352)	(584,380)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	—	(3,677,996)	(139,760)	(13,172)	(203,438)	(539,672)
Change From Unit Transactions:
• Net unit transactions	—	2,694,098	(115,391)	(167,147)	(60,334)	(587,593)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	—	2,694,098	(115,391)	(167,147)	(60,334)	(587,593)
TOTAL INCREASE (DECREASE) IN NET ASSETS	—	(983,898)	(255,151)	(180,319)	(263,772)	(1,127,265)
NET ASSETS AT DECEMBER 31, 2018	—	22,381,068	1,442,119	1,700,990	1,083,507	2,424,087
Changes From Operations:
• Net investment income (loss)	1,431	1,003,474	24,388	(8,894)	15,472	31,001
• Net realized gain (loss) on investments	79,316	(741,742)	149,603	51,243	(3,002)	(30,328)
• Net change in unrealized appreciation or depreciation on investments	47,244	2,245,587	243,142	431,271	111,242	280,597
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	127,991	2,507,319	417,133	473,620	123,712	281,270
Change From Unit Transactions:
• Net unit transactions	1,341,516	2,578,947	(64,233)	(191,458)	(105,584)	(194,752)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	1,341,516	2,578,947	(64,233)	(191,458)	(105,584)	(194,752)
TOTAL INCREASE (DECREASE) IN NET ASSETS	1,469,507	5,086,266	352,900	282,162	18,128	86,518
NET ASSETS AT DECEMBER 31, 2019	$1,469,507	$27,467,334	$1,795,019	$1,983,152	$1,101,635	$2,510,605

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Years Ended December 31, 2018 and 2019

	Templeton Global Bond VIP Fund - Class 1 Subaccount	Templeton Growth VIP Fund - Class 1 Subaccount	Templeton Growth VIP Fund - Class 2 Subaccount
NET ASSETS AT JANUARY 1, 2018	$35,923,359	$8,450,952	$1,257,677
Changes From Operations:
• Net investment income (loss)	(276,304)	142,963	17,661
• Net realized gain (loss) on investments	(52,437)	774,169	118,249
• Net change in unrealized appreciation or depreciation on investments	971,607	(2,106,628)	(319,425)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	642,866	(1,189,496)	(183,515)
Change From Unit Transactions:
• Net unit transactions	8,624,824	(707,238)	(57,660)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	8,624,824	(707,238)	(57,660)
TOTAL INCREASE (DECREASE) IN NET ASSETS	9,267,690	(1,896,734)	(241,175)
NET ASSETS AT DECEMBER 31, 2018	45,191,049	6,554,218	1,016,502
Changes From Operations:
• Net investment income (loss)	3,216,153	175,107	26,210
• Net realized gain (loss) on investments	(35,266)	1,151,201	171,576
• Net change in unrealized appreciation or depreciation on investments	(2,437,911)	(365,909)	(45,863)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	742,976	960,399	151,923
Change From Unit Transactions:
• Net unit transactions	14,063,327	(389,196)	(12,488)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	14,063,327	(389,196)	(12,488)
TOTAL INCREASE (DECREASE) IN NET ASSETS	14,806,303	571,203	139,435
NET ASSETS AT DECEMBER 31, 2019	$59,997,352	$7,125,421	$1,155,937

See accompanying notes.

	TOPS® Balanced ETF Portfolio - Class 2 Shares Subaccount	TOPS® Moderate Growth ETF Portfolio - Class 2 Shares Subaccount
NET ASSETS AT JANUARY 1, 2018	$—	$—
Changes From Operations:
• Net investment income (loss)	—	—
• Net realized gain (loss) on investments	—	—
• Net change in unrealized appreciation or depreciation on investments	—	—
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	—	—
Change From Unit Transactions:
• Net unit transactions	—	—
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	—	—
TOTAL INCREASE (DECREASE) IN NET ASSETS	—	—
NET ASSETS AT DECEMBER 31, 2018	—	—
Changes From Operations:
• Net investment income (loss)	478	337
• Net realized gain (loss) on investments	1,189	1,156
• Net change in unrealized appreciation or depreciation on investments	7,167	14,763
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	8,834	16,256
Change From Unit Transactions:
• Net unit transactions	400,995	477,912
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	400,995	477,912
TOTAL INCREASE (DECREASE) IN NET ASSETS	409,829	494,168
NET ASSETS AT DECEMBER 31, 2019	$409,829	$494,168

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements

December 31, 2019

1. Accounting Policies and Variable Account Information

The Variable Account: Lincoln Life Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of the Company. The Variable Account consists of twenty-one products as follows:

• VUL-I
• Lincoln VULCV
• Lincoln VULCV-II
• Lincoln VULCV-III
• Lincoln VULCV-IV
• Lincoln VULDB
• Lincoln VULDB-II
• Lincoln VULDB-IV
• MoneyGuard VUL
• Lincoln VULONE
• Lincoln Momentum VULONE
• Lincoln VULONE 2005	• Lincoln Momentum VULONE 2005
• Lincoln VULONE 2007
• Lincoln Momentum VULONE 2007
• Lincoln AssetEdge VUL
• Lincoln AssetEdge VUL 2015
• Lincoln AssetEdge VUL 2019
• Lincoln VULONE 2012
• Lincoln VULONE 2014
• Lincoln VULONE 2019

The assets of the Variable Account are owned by the Company. The Variable Account's assets support the variable life policies and may not be used to satisfy liabilities arising from any other business of the Company.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for unit investment trusts.

Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts that require use of estimates is the fair value of certain assets.

Investments: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of one hundred thirty-two mutual funds (the Funds) of twenty-one open-ended management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds):

Invesco V.I. American Franchise Fund - Series I Shares

Invesco V.I. Core Equity Fund - Series I Shares

Invesco V.I. Core Plus Bond Fund - Series I Shares

Invesco V.I. International Growth Fund - Series I Shares

AllianceBernstein Variable Products Series Fund:

AB VPS Global Thematic Growth Portfolio - Class A

AB VPS Growth and Income Portfolio - Class A

AB VPS International Value Portfolio - Class A

AB VPS Large Cap Growth Portfolio - Class A

AB VPS Small/Mid Cap Value Portfolio - Class A

American Century Variable Portfolios, Inc.:

American Century VP Balanced Fund - Class I

American Century VP Inflation Protection Fund - Class I

American Funds Insurance Series®:

American Funds Global Growth Fund - Class 2

American Funds Global Small Capitalization Fund - Class 2

American Funds Growth Fund - Class 2

American Funds Growth-Income Fund - Class 2

American Funds International Fund - Class 2

BlackRock Variable Series Funds, Inc.:

BlackRock Global Allocation V.I. Fund - Class I

Delaware VIP® Trust:

Delaware VIP® Diversified Income Series - Standard Class

Delaware VIP® Emerging Markets Series - Standard Class

Delaware VIP® High Yield Series - Standard Class

Delaware VIP® Limited-Term Diversified Income Series - Standard Class

Delaware VIP® REIT Series - Standard Class

Delaware VIP® Small Cap Value Series - Standard Class

Delaware VIP® Smid Cap Core Series - Standard Class

Delaware VIP® U.S. Growth Series - Standard Class

Delaware VIP® Value Series - Standard Class

Deutsche DWS Investments VIT Funds:

DWS Equity 500 Index VIP Portfolio - Class A

DWS Small Cap Index VIP Portfolio - Class A

Deutsche DWS Variable Series II:

DWS Alternative Asset Allocation VIP Portfolio - Class A

Fidelity® Variable Insurance Products:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Fidelity® VIP Contrafund® Portfolio - Service Class

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Equity-Income Portfolio - Service Class

Fidelity® VIP Growth Opportunities Portfolio - Service Class

Fidelity® VIP Growth Portfolio - Service Class

Fidelity® VIP High Income Portfolio - Service Class

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Fidelity® VIP Mid Cap Portfolio - Service Class

Fidelity® VIP Overseas Portfolio - Service Class

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements (continued)

1. Accounting Policies and Variable Account Information (continued)

Franklin Templeton Variable Insurance Products Trust:

Franklin Income VIP Fund - Class 1

Franklin Mutual Shares VIP Fund - Class 1

Franklin Small-Mid Cap Growth VIP Fund - Class 1

Templeton Foreign VIP Fund - Class 1

Templeton Foreign VIP Fund - Class 2

Templeton Global Bond VIP Fund - Class 1

Templeton Growth VIP Fund - Class 1

Templeton Growth VIP Fund - Class 2

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Balanced Portfolio - Service Shares

Janus Henderson Enterprise Portfolio - Service Shares

Janus Henderson Global Research Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Service Shares

Janus Henderson Global Technology Portfolio - Service Shares

JPMorgan Insurance Trust:

JPMorgan Insurance Trust Global Allocation Portfolio - Class 1

Legg Mason Partners Variable Equity Trust:

ClearBridge Variable Mid Cap Portfolio - Class I

Lincoln Variable Insurance Products Trust*:

LVIP Baron Growth Opportunities Fund - Service Class

LVIP Baron Growth Opportunities Fund - Standard Class

LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class

LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class

LVIP BlackRock Global Real Estate Fund - Standard Class

LVIP BlackRock Inflation Protected Bond Fund - Standard Class

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class

LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class

LVIP Blended Mid Cap Managed Volatility Fund - Standard Class

LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class

LVIP Delaware Bond Fund - Standard Class

LVIP Delaware Diversified Floating Rate Fund - Standard Class

LVIP Delaware Social Awareness Fund - Standard Class

LVIP Delaware Special Opportunities Fund - Standard Class

LVIP Delaware Wealth Builder Fund - Standard Class

LVIP Dimensional International Core Equity Fund - Standard Class

LVIP Dimensional International Equity Managed Volatility Fund - Standard Class

LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class

LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class

LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class

LVIP Dimensional/Vanguard Total Bond Fund - Standard Class

LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class

LVIP Global Conservative Allocation Managed Risk Fund - Standard Class

LVIP Global Growth Allocation Managed Risk Fund - Standard Class

LVIP Global Income Fund - Standard Class

LVIP Global Moderate Allocation Managed Risk Fund - Standard Class

LVIP Government Money Market Fund - Standard Class

LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class

LVIP JPMorgan High Yield Fund - Standard Class

LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class

LVIP MFS International Growth Fund - Standard Class

LVIP MFS Value Fund - Standard Class

LVIP Mondrian International Value Fund - Standard Class

LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class

LVIP SSGA Bond Index Fund - Standard Class

LVIP SSGA Conservative Index Allocation Fund - Standard Class

LVIP SSGA Conservative Structured Allocation Fund - Standard Class

LVIP SSGA Developed International 150 Fund - Standard Class

LVIP SSGA Emerging Markets 100 Fund - Standard Class

LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class

LVIP SSGA International Index Fund - Standard Class

LVIP SSGA International Managed Volatility Fund - Standard Class

LVIP SSGA Large Cap 100 Fund - Standard Class

LVIP SSGA Moderate Index Allocation Fund - Standard Class

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements (continued)

1. Accounting Policies and Variable Account Information (continued)

LVIP SSGA Moderate Structured Allocation Fund - Standard Class

LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class

LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class

LVIP SSGA S&P 500 Index Fund - Standard Class

LVIP SSGA Small-Cap Index Fund - Standard Class

LVIP SSGA Small-Mid Cap 200 Fund - Standard Class

LVIP T. Rowe Price 2010 Fund - Standard Class

LVIP T. Rowe Price 2020 Fund - Standard Class

LVIP T. Rowe Price 2030 Fund - Standard Class

LVIP T. Rowe Price 2040 Fund - Standard Class

LVIP T. Rowe Price Growth Stock Fund - Standard Class

LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class

LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class

LVIP Vanguard Domestic Equity ETF Fund - Standard Class

LVIP Vanguard International Equity ETF Fund - Standard Class

LVIP Wellington Capital Growth Fund - Standard Class

LVIP Wellington Mid-Cap Value Fund - Standard Class

M Fund, Inc.:

M Capital Appreciation Fund

M International Equity Fund

M Large Cap Growth Fund

M Large Cap Value Fund

MFS® Variable Insurance Trust:

MFS® VIT Growth Series - Initial Class

MFS® VIT Total Return Series - Initial Class

MFS® VIT Utilities Series - Initial Class

MFS® Variable Insurance Trust II:

MFS® VIT II Core Equity Portfolio - Initial Class

Neuberger Berman Advisers Management Trust:

Neuberger Berman AMT Mid Cap Growth Portfolio - I Class

Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class

Neuberger Berman AMT Sustainable Equity Portfolio - I Class

Northern Lights Variable Trust:

TOPS® Balanced ETF Portfolio - Class 2 Shares

TOPS® Moderate Growth ETF Portfolio - Class 2 Shares

PIMCO Variable Insurance Trust:

PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class

Putnam Variable Trust:

Putnam VT Equity Income Fund - Class IB

Putnam VT Global Health Care Fund - Class IB

*  Denotes an affiliate of the Company

Each subaccount invests in shares of a single underlying Fund. The investment performance of each subaccount will reflect the investment performance of the underlying Fund less separate account expenses. There is no assurance that the investment objective of any underlying Fund will be met. A Fund calculates a daily net asset value per share ("NAV") which is based on the market value of its investment portfolio. The amount of risk varies significantly between subaccounts. Due to the level of risk associated with certain investment portfolios, it is at least reasonably possible that changes in the values of investment portfolios will occur in the near term and that such changes could materially affect contract holders' investments in the Funds and the amounts reported in the financial statements. The contract holder assumes all of the investment performance risk for the subaccounts selected.

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on December 31, 2019. Net asset value is quoted by the Funds as derived by the fair value of the Funds' underlying investments. The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments. There are no redemption restrictions on investments in the Funds.

Investments for which the fair value is measured at NAV using the practical expedient (investments in investees measured at NAV) are excluded from the fair value hierarchy. Accordingly, the Variable Account's investments in the Funds have not been classified in the fair value hierarchy.

Investment transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the average cost method.

ASC 946-10-15, "Financial Services - Investment Companies (Topic 946) - Scope and Scope Exceptions" provides accounting guidance for assessing whether an entity is an investment company. This guidance evaluates the entity's purpose and design to determine whether the entity is an investment company. The standard also adds additional disclosure requirements regarding contractually required commitments to investees. Management has evaluated the criteria in the standard and concluded that the Variable Account qualifies as an investment company and therefore applies the accounting requirements of ASC 946.

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

1. Accounting Policies and Variable Account Information (continued)

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

Federal Income Taxes: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable or receivable with respect to the Variable Account's net investment income and the net realized gain (loss) on investments.

Investment Fund Changes: During 2018, the following funds changed their names:

Previous Fund Name	New Fund Name
LVIP Managed Risk Profile 2010 Fund - Standard Class	LVIP T. Rowe Price 2010 Fund - Standard Class
LVIP Managed Risk Profile 2020 Fund - Standard Class	LVIP T. Rowe Price 2020 Fund - Standard Class
LVIP Managed Risk Profile 2030 Fund - Standard Class	LVIP T. Rowe Price 2030 Fund - Standard Class
LVIP Managed Risk Profile 2040 Fund - Standard Class	LVIP T. Rowe Price 2040 Fund - Standard Class

Also during 2018, the following fund families changed their names:

Previous Fund Family Name	New Fund Family Name
Deutsche Investments VIT Funds	Deutsche DWS Investments VIT Funds
Deutsche Variable Series II	Deutsche DWS Variable Series II
TOPS® Balanced ETF Portfolio - Service Class Shares

During 2019, the following funds became available as investment options for account contract owners. Accordingly, for the subaccounts that commenced operations during 2019, the 2019 statements of operations and statements of changes in net assets and total return and investment income ratios in note 3 are for the period from the commencement of operations to December 31, 2019:

Neuberger Berman AMT Sustainable Equity Portfolio - I Class	TOPS® Moderate Growth ETF Portfolio - Service Class Shares

Also during 2019, the LVIP Clarion Global Real Estate Fund - Standard Class fund changed its name to LVIP BlackRock Global Real Estate Fund - Standard Class.

Also during 2019, the following fund mergers occurred:

Fund Acquired	Acquiring Fund
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class

Also during 2019, the following fund ceased to be available as an investment option to Variable Account contract owners:

Neuberger Berman AMT Large Cap Value Portfolio - I Class

2. Mortality and Expense Guarantees and Other Transactions with Affiliates

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statements of operations. The rates are as follows for the twenty-one policy types within the Variable Account:

•  VUL-I - annual rate of .80% for policy years one through twelve and .55% thereafter.

•  Lincoln VULCV - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

•  Lincoln VULCV-II - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

•  Lincoln VULCV-III - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

•  Lincoln VULCV-IV - annual rate of .60% for policy years one through ten and .20% thereafter.

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements (continued)

2. Mortality and Expense Guarantees and Other Transactions with Affiliates (continued)

•  Lincoln VULDB - annual rate of .90% for policy years one through nineteen and .20% thereafter.

•  Lincoln VULDB-II - annual rate of .90% for policy years one through nineteen and .20% thereafter.

•  Lincoln VULDB-IV - annual rate of .90% for policy years one through nineteen and .20% thereafter.

•  MoneyGuard VUL - annual rate of 1.00%.

•  Lincoln VULONE - annual rate of .50% for policy years one through ten and .20% thereafter.

•  Lincoln Momentum VULONE - annual rate of .50% for policy years one through ten and .20% thereafter.

•  Lincoln VULONE 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

•  Lincoln Momentum VULONE 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

•  Lincoln VULONE 2007 - annual rate of .60% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.

•  Lincoln Momentum VULONE 2007 - annual rate of .60% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.

•  Lincoln AssetEdge VUL - annual rate of .10% for policy years one through twenty and 0.00% thereafter for policies issued before 10/19/09. For policies issued on or after 10/19/09 an annual rate of .15% is charged for policy years one through fifteen and 0.00% thereafter.

•  Lincoln AssetEdge VUL 2015 - annual rate of .15% is charged for policy years one through fifteen and 0.00% thereafter.

•  Lincoln AssetEdge VUL 2019 - annual rate of .00% for all policy years.

•  Lincoln VULONE 2012 - annual rate of .60% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.

•  Lincoln VULONE 2014 - annual rate of .90% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.

•  Lincoln VULONE 2019 - annual rate of .90% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.

The Company deducts a premium load, based on product, to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the

Company. Refer to the product prospectuses for the applicable rate. The premium loads for the years ended December 31, 2019 and 2018, amounted to $91,924,410 and $96,384,189, respectively.

The Company charges a monthly administrative fee for items such as premium billings and collection, policy value calculation, confirmations and periodic reports. Refer to the product prospectus for the applicable administrative fee rates. Administrative fees for the years ended December 31, 2019 and 2018, totaled $121,764,009 and $102,483,311, respectively.

The Company assumes responsibility for providing the insurance benefit included in the policy. On a monthly basis, a cost of insurance charge is deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. The cost of insurance charges for the years ended December 31, 2019 and 2018, amounted to $158,298,258 and $140,798,015, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee, refer to the product prospectus for applicable rates. For the years ended December 31, 2019 and 2018, transfer charges amounted to $1,524 and $194, respectively.

The Company, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders for Lincoln VULONE 2007, Lincoln Momentum VULONE 2007, Lincoln VULONE 2012, Lincoln VULONE 2014, Lincoln AssetEdge VUL, Lincoln AssetEdge VUL 2015 and Lincoln AssetEdge VUL 2019. For all other products, an administrative fee of $25 (not to exceed 2% of the amount withdrawn) is imposed, allocated pro-rata among the variable subaccounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. Full surrender charges and partial surrender administrative charges paid to the Company attributable to the variable subaccounts for the years ended December 31, 2019 and 2018, were $7,643,425 and $6,388,046, respectively.

Premium load, cost of insurance, administrative, surrender and transfer fees are included within Contract withdrawals on the Statements of Changes in Net Assets.

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended December 31, 2019, follows:

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
AB VPS Global Thematic Growth Portfolio - Class A
	2019		0.10%	0.90%	$14.59	$34.95	635,081	$11,540,813	28.99%	30.03%	0.43%
	2018		0.10%	0.90%	11.23	26.94	547,623	8,151,257	-10.60%	-9.89%	0.00%
	2017		0.10%	0.90%	12.84	29.97	496,531	8,594,636	35.44%	36.53%	0.48%
	2016		0.10%	0.90%	9.41	22.01	419,905	5,477,044	-1.51%	-0.72%	0.00%
	2015		0.10%	0.90%	10.70	22.22	401,151	5,474,239	1.97%	2.79%	0.00%
AB VPS Growth and Income Portfolio - Class A
	2019		0.10%	0.90%	11.55	43.06	827,209	18,458,952	22.80%	23.79%	1.24%
	2018		0.10%	0.90%	10.93	34.87	912,651	16,768,385	-6.45%	-5.70%	0.98%
	2017		0.10%	0.90%	13.59	37.07	1,047,809	20,780,746	17.86%	18.81%	1.45%
	2016		0.10%	0.90%	11.45	31.28	1,088,497	19,044,608	10.30%	11.19%	0.93%
	2015		0.10%	0.90%	10.97	28.21	1,069,410	18,358,604	0.79%	1.60%	1.44%
AB VPS International Value Portfolio - Class A
	2019		0.10%	0.90%	7.41	13.99	850,606	9,631,398	16.09%	17.02%	0.93%
	2018		0.10%	0.90%	6.37	11.99	881,280	8,425,814	-23.48%	-22.87%	1.55%
	2017		0.10%	0.90%	8.29	15.58	860,133	10,339,799	24.30%	25.29%	2.21%
	2016		0.10%	0.90%	6.65	12.47	956,276	8,805,530	-1.39%	-0.60%	1.23%
	2015		0.10%	0.90%	6.73	12.57	946,832	8,677,035	1.66%	2.49%	2.47%
AB VPS Large Cap Growth Portfolio - Class A
	2019		0.20%	0.90%	23.36	55.97	133,525	4,108,839	33.49%	34.43%	0.00%
	2018		0.20%	0.90%	17.37	41.70	128,466	3,310,424	1.66%	2.39%	0.00%
	2017		0.20%	0.90%	16.97	40.79	107,378	2,905,893	30.80%	31.73%	0.00%
	2016		0.20%	0.90%	12.88	31.02	122,418	2,539,571	1.71%	2.42%	0.00%
	2015		0.20%	0.90%	12.58	30.33	146,506	2,988,450	10.12%	10.89%	0.00%
AB VPS Small/Mid Cap Value Portfolio - Class A
	2019		0.00%	1.00%	9.93	50.96	2,964,057	52,344,724	18.90%	19.98%	0.60%
	2018		0.10%	1.00%	9.30	42.86	2,561,697	39,596,867	-15.87%	-15.11%	0.48%
	2017		0.10%	1.00%	12.80	50.95	2,270,416	44,103,285	12.03%	13.03%	0.47%
	2016		0.10%	1.00%	11.33	45.48	1,928,473	35,255,726	23.84%	24.96%	0.57%
	2015		0.10%	1.00%	9.90	36.72	1,713,484	27,362,997	-6.43%	-5.58%	0.81%
American Century VP Balanced Fund - Class I
	2019		0.15%	0.90%	12.69	13.73	2,377,226	31,417,759	18.78%	19.67%	1.58%
	2018		0.15%	0.90%	11.25	11.48	1,639,629	18,464,017	-4.69%	-3.97%	1.65%
	2017		0.15%	0.90%	11.81	11.95	546,506	6,458,581	12.89%	13.74%	1.76%
	2016	6/7/16	0.15%	0.90%	10.46	10.51	151,196	1,582,479	0.29%	3.84%	1.04%
American Century VP Inflation Protection Fund - Class I
	2019		0.10%	0.90%	10.79	15.79	952,172	11,334,294	8.18%	9.05%	2.55%
	2018		0.10%	0.90%	10.01	14.59	1,008,166	11,202,108	-3.44%	-2.67%	3.07%
	2017		0.10%	0.90%	10.37	15.11	1,048,384	12,406,425	2.99%	3.82%	2.85%
	2016		0.10%	0.90%	10.02	14.67	1,027,551	12,142,362	3.77%	4.60%	1.94%
	2015		0.10%	0.90%	9.60	14.81	986,137	11,577,435	-3.16%	-2.38%	2.35%
American Funds Global Growth Fund - Class 2
	2019		0.00%	0.90%	11.69	42.75	7,841,468	147,268,806	34.06%	35.14%	1.18%
	2018		0.10%	0.90%	11.27	31.71	6,501,824	96,750,118	-9.86%	-9.13%	0.74%
	2017		0.10%	0.90%	12.80	34.99	4,998,285	86,532,641	30.29%	31.34%	0.71%
	2016		0.10%	0.90%	9.75	26.78	4,100,726	58,234,955	-0.28%	0.52%	0.88%
	2015		0.10%	0.90%	11.06	26.75	3,238,915	50,119,731	5.98%	6.83%	1.09%
American Funds Global Small Capitalization Fund - Class 2
	2019		0.00%	0.90%	11.13	41.67	5,954,355	101,731,759	30.34%	31.39%	0.16%
	2018		0.10%	0.90%	10.17	31.97	5,607,302	75,647,034	-11.35%	-10.64%	0.08%
	2017		0.10%	0.90%	11.39	36.06	4,868,057	77,181,740	24.77%	25.77%	0.43%
	2016		0.10%	0.90%	9.07	28.91	4,358,690	57,801,698	1.18%	2.00%	0.24%
	2015		0.10%	1.00%	9.93	35.54	3,770,193	52,642,645	-0.74%	0.17%	0.00%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
American Funds Growth Fund - Class 2
	2019		0.00%	0.90%	$12.00	$53.49	19,120,115	$436,156,649	29.60%	30.64%	0.79%
	2018		0.10%	0.90%	11.94	41.05	15,511,357	296,842,587	-1.14%	-0.35%	0.45%
	2017		0.10%	0.90%	13.99	41.29	13,849,034	281,539,220	27.14%	28.16%	0.52%
	2016		0.10%	0.90%	10.93	32.30	12,238,220	208,322,080	8.51%	9.38%	0.73%
	2015		0.10%	1.00%	11.52	29.60	10,748,835	183,473,700	5.80%	6.75%	0.61%
American Funds Growth-Income Fund - Class 2
	2019		0.00%	1.00%	11.69	43.36	20,037,478	415,452,519	24.89%	26.01%	1.76%
	2018		0.10%	1.00%	11.37	34.50	17,347,308	304,616,643	-2.76%	-1.88%	1.47%
	2017		0.10%	1.00%	13.17	35.25	15,241,486	288,725,558	21.17%	22.26%	1.48%
	2016		0.10%	1.00%	10.79	28.90	12,593,854	210,742,257	10.41%	11.41%	1.42%
	2015		0.10%	1.00%	10.87	26.01	10,692,293	174,387,716	0.45%	1.35%	1.36%
American Funds International Fund - Class 2
	2019		0.00%	1.00%	10.24	32.07	14,208,011	215,846,233	21.66%	22.76%	1.50%
	2018		0.10%	1.00%	10.37	26.36	13,473,368	170,734,564	-14.00%	-13.22%	1.82%
	2017		0.10%	1.00%	11.96	30.65	11,304,100	172,310,088	30.83%	32.01%	1.31%
	2016		0.10%	1.00%	9.07	23.43	10,273,705	123,514,398	2.50%	3.43%	1.32%
	2015		0.10%	1.00%	9.14	22.85	8,917,707	110,505,162	-5.48%	-4.62%	1.59%
BlackRock Global Allocation V.I. Fund - Class I
	2019		0.00%	0.90%	12.01	20.46	17,378,440	239,096,050	16.93%	17.87%	1.36%
	2018		0.10%	0.90%	10.20	17.36	16,018,000	191,949,905	-8.17%	-7.43%	1.00%
	2017		0.10%	0.90%	11.14	18.75	14,609,706	192,945,905	12.84%	13.74%	1.39%
	2016		0.10%	0.90%	9.80	16.49	12,838,157	153,277,088	3.18%	4.01%	1.28%
	2015		0.10%	0.90%	10.11	15.85	10,817,612	127,975,889	-1.60%	-0.81%	1.23%
ClearBridge Variable Mid Cap Portfolio - Class I
	2019		0.10%	0.90%	12.44	15.57	1,722,305	25,206,852	31.75%	32.81%	0.65%
	2018		0.10%	0.90%	10.39	11.72	1,422,884	15,982,409	-13.30%	-12.61%	0.60%
	2017		0.10%	0.90%	11.90	13.42	985,363	12,850,270	11.77%	12.69%	0.55%
	2016		0.10%	0.90%	10.56	11.91	522,516	6,099,071	8.34%	9.24%	0.87%
	2015		0.10%	0.90%	10.75	10.89	330,107	3,558,292	1.37%	2.15%	0.05%
Delaware VIP® Diversified Income Series - Standard Class
	2019		0.00%	0.90%	11.21	20.11	6,637,787	81,752,051	9.44%	10.32%	2.85%
	2018		0.10%	0.90%	10.17	18.37	5,948,099	68,003,570	-3.00%	-2.22%	3.13%
	2017		0.10%	0.90%	10.58	18.94	5,406,839	65,217,966	4.28%	5.12%	2.53%
	2016		0.10%	0.90%	10.08	19.10	4,261,885	52,057,689	2.60%	3.42%	2.99%
	2015		0.10%	0.90%	10.02	18.55	3,833,088	47,192,164	-1.97%	-1.18%	2.98%
Delaware VIP® Emerging Markets Series - Standard Class
	2019		0.00%	0.90%	10.43	60.51	7,215,239	102,268,563	21.53%	22.51%	0.67%
	2018		0.10%	0.90%	10.40	49.79	6,546,303	78,289,796	-16.56%	-15.89%	3.18%
	2017		0.10%	0.90%	12.38	59.67	4,915,691	74,061,466	39.29%	40.41%	0.57%
	2016		0.10%	0.90%	8.82	42.84	4,525,250	51,078,363	12.91%	13.82%	0.99%
	2015		0.10%	0.90%	7.76	37.94	4,002,325	42,423,283	-15.27%	-14.59%	0.85%
Delaware VIP® High Yield Series - Standard Class
	2019		0.10%	1.00%	11.22	33.52	1,219,559	18,303,096	15.27%	16.31%	6.81%
	2018		0.10%	1.00%	10.03	29.08	1,216,308	16,423,564	-5.42%	-4.57%	6.17%
	2017		0.10%	1.00%	10.82	30.74	1,311,694	19,777,266	6.42%	7.38%	5.76%
	2016		0.10%	1.00%	10.09	28.89	1,357,114	19,916,891	12.03%	13.05%	6.57%
	2015		0.10%	1.00%	8.93	25.79	1,230,142	17,691,901	-7.53%	-6.69%	6.90%
Delaware VIP® Limited-Term Diversified Income Series - Standard Class
	2019		0.10%	0.90%	10.63	13.57	6,118,357	67,384,521	4.26%	5.10%	2.71%
	2018		0.10%	0.90%	10.17	12.91	5,642,703	59,690,568	-0.66%	0.15%	2.72%
	2017		0.10%	0.90%	10.27	13.47	4,534,141	48,447,654	1.25%	2.07%	2.06%
	2016		0.10%	0.90%	10.14	13.43	3,138,535	33,450,746	1.17%	1.99%	1.52%
	2015		0.10%	0.90%	10.00	13.22	2,611,448	27,574,993	-0.12%	0.69%	1.70%
Delaware VIP® REIT Series - Standard Class
	2019		0.00%	0.90%	11.79	64.07	3,606,646	63,253,805	25.67%	26.68%	2.12%
	2018		0.10%	0.90%	9.32	50.98	3,512,947	50,644,552	-8.05%	-7.31%	2.11%
	2017		0.10%	0.90%	11.23	55.44	3,383,354	54,493,327	0.63%	1.43%	1.54%
	2016		0.10%	0.90%	11.08	55.10	3,037,931	51,206,803	4.92%	5.76%	1.14%
	2015		0.10%	0.90%	11.60	52.51	2,557,553	44,256,914	2.82%	3.64%	1.23%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
Delaware VIP® Small Cap Value Series - Standard Class
	2019		0.00%	0.90%	$10.54	$64.81	4,638,580	$87,241,051	26.99%	28.01%	1.04%
	2018		0.10%	0.90%	9.04	51.04	4,256,007	66,328,856	-17.46%	-16.80%	0.84%
	2017		0.10%	0.90%	13.44	61.83	3,588,361	73,592,347	11.05%	11.94%	0.83%
	2016		0.10%	0.90%	12.01	55.68	3,235,143	64,478,321	30.23%	31.27%	0.88%
	2015		0.10%	1.00%	9.60	42.76	3,099,508	50,688,724	-7.15%	-6.31%	0.71%
Delaware VIP® Smid Cap Core Series - Standard Class
	2019		0.00%	1.00%	10.96	60.46	3,844,589	74,955,085	28.34%	29.50%	0.54%
	2018		0.10%	1.00%	9.96	46.80	3,361,222	55,888,358	-12.99%	-12.21%	0.17%
	2017		0.10%	1.00%	12.75	53.44	2,751,030	56,690,538	17.47%	18.53%	0.29%
	2016		0.10%	1.00%	10.78	45.20	2,295,043	43,872,895	7.22%	8.19%	0.21%
	2015		0.10%	1.00%	11.60	41.89	1,950,621	39,170,046	6.47%	7.43%	0.37%
Delaware VIP® U.S. Growth Series - Standard Class
	2019		0.10%	0.90%	14.90	50.13	1,594,997	36,429,851	26.11%	27.12%	0.00%
	2018		0.10%	0.90%	11.74	39.54	1,435,601	27,294,598	-3.87%	-3.10%	0.00%
	2017		0.10%	0.90%	12.17	40.90	1,442,528	29,003,038	27.13%	28.15%	0.00%
	2016		0.10%	0.90%	9.50	32.00	1,474,284	23,616,731	-6.01%	-5.26%	0.60%
	2015		0.10%	0.90%	11.82	33.86	1,253,641	22,166,112	4.44%	5.28%	0.54%
Delaware VIP® Value Series - Standard Class
	2019		0.00%	0.90%	12.97	41.60	4,162,503	81,699,087	18.90%	19.85%	1.70%
	2018		0.10%	0.90%	10.83	34.80	3,516,817	61,195,667	-3.60%	-2.83%	1.63%
	2017		0.10%	0.90%	12.57	35.90	3,296,413	61,597,728	12.78%	13.68%	1.67%
	2016		0.10%	0.90%	11.07	31.66	3,077,982	53,318,964	13.62%	14.53%	1.72%
	2015		0.10%	0.90%	10.88	27.71	2,635,438	42,976,167	-1.31%	-0.51%	1.64%
DWS Alternative Asset Allocation VIP Portfolio - Class A
	2019		0.00%	0.90%	10.76	15.90	1,466,036	16,947,674	13.65%	14.57%	3.74%
	2018		0.10%	0.90%	9.43	13.88	1,357,501	13,828,335	-9.95%	-9.23%	2.15%
	2017		0.10%	0.90%	10.40	15.29	1,276,419	14,472,510	6.44%	7.30%	2.35%
	2016		0.10%	0.90%	9.70	14.25	1,261,529	13,672,891	4.34%	5.19%	2.04%
	2015		0.10%	0.90%	9.47	13.54	1,114,483	11,658,619	-7.13%	-6.39%	3.00%
DWS Equity 500 Index VIP Portfolio - Class A
	2019		0.20%	0.90%	12.14	44.48	1,888,405	47,978,477	30.01%	30.92%	1.99%
	2018		0.20%	0.90%	12.63	34.02	1,803,008	40,025,649	-5.51%	-4.84%	1.68%
	2017		0.20%	0.90%	13.27	35.81	1,971,921	46,641,587	20.45%	21.29%	1.75%
	2016		0.20%	0.90%	10.94	29.57	2,079,174	41,477,903	10.61%	11.39%	1.90%
	2015		0.20%	0.90%	11.07	26.58	2,192,981	41,249,244	0.22%	0.93%	1.64%
DWS Small Cap Index VIP Portfolio - Class A
	2019		0.20%	0.90%	14.12	41.48	525,219	11,169,010	24.10%	24.97%	1.05%
	2018		0.20%	0.90%	11.30	33.43	497,756	9,293,371	-12.03%	-11.41%	0.95%
	2017		0.20%	0.90%	12.76	38.00	536,805	11,673,122	13.30%	14.10%	0.95%
	2016		0.20%	0.90%	11.18	33.53	549,713	10,955,142	19.94%	20.79%	1.01%
	2015		0.20%	0.90%	10.19	27.96	554,862	9,776,984	-5.45%	-4.79%	1.03%
Fidelity® VIP Asset Manager Portfolio - Initial Class
	2019		0.55%	0.55%	22.81	22.81	23,343	532,543	17.60%	17.60%	1.67%
	2018		0.55%	0.55%	19.40	19.40	28,030	543,774	-5.87%	-5.87%	1.63%
	2017		0.55%	0.55%	20.61	20.61	30,235	623,114	13.48%	13.48%	1.88%
	2016		0.55%	0.55%	18.16	18.16	31,718	576,034	2.51%	2.51%	1.33%
	2015		0.55%	0.55%	17.72	17.72	37,733	668,525	-0.41%	-0.41%	1.56%
Fidelity® VIP Contrafund® Portfolio - Service Class
	2019		0.00%	0.90%	11.77	43.69	11,648,903	232,657,019	30.27%	31.32%	0.37%
	2018		0.10%	0.90%	10.74	33.36	10,934,915	177,076,913	-7.32%	-6.58%	0.62%
	2017		0.10%	0.90%	12.64	35.80	9,885,038	178,604,967	20.67%	21.64%	0.93%
	2016		0.10%	0.90%	10.40	29.50	8,137,498	131,831,325	6.95%	7.80%	0.71%
	2015		0.10%	0.90%	10.97	27.43	6,987,656	114,483,145	-0.34%	0.46%	0.99%
Fidelity® VIP Equity-Income Portfolio - Initial Class
	2019		0.55%	0.55%	33.46	33.46	55,180	1,846,086	26.74%	26.74%	1.95%
	2018		0.55%	0.55%	26.40	26.40	62,494	1,649,586	-8.80%	-8.80%	2.20%
	2017		0.55%	0.55%	28.94	28.94	71,613	2,072,602	12.27%	12.27%	1.70%
	2016		0.55%	0.55%	25.78	25.78	79,526	2,049,982	17.37%	17.37%	2.11%
	2015		0.55%	0.55%	21.96	21.96	87,054	1,911,926	-4.49%	-4.49%	3.07%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
Fidelity® VIP Equity-Income Portfolio - Service Class
	2019		0.20%	0.90%	$15.42	$28.53	255,428	$5,998,812	26.18%	27.07%	1.91%
	2018		0.20%	0.90%	12.13	22.61	278,515	5,173,212	-9.22%	-8.58%	2.15%
	2017		0.20%	0.90%	13.27	24.91	314,891	6,368,009	11.79%	12.58%	1.58%
	2016		0.20%	0.90%	11.79	22.28	346,349	6,203,382	16.85%	17.67%	2.07%
	2015		0.20%	0.90%	10.02	19.07	371,143	5,641,373	-4.95%	-4.28%	2.98%
Fidelity® VIP Growth Opportunities Portfolio - Service Class
	2019		0.20%	0.90%	14.32	74.90	156,006	4,281,532	39.44%	40.41%	0.05%
	2018		0.20%	0.90%	24.28	53.42	81,034	3,480,213	11.34%	11.95%	0.11%
	2017		0.35%	0.90%	21.81	47.72	88,150	3,370,921	33.20%	33.93%	0.20%
	2016		0.35%	0.90%	16.37	35.63	92,573	2,686,871	-0.65%	-0.10%	0.21%
	2015		0.35%	0.90%	16.48	35.67	102,196	2,912,087	4.54%	5.11%	0.06%
Fidelity® VIP Growth Portfolio - Service Class
	2019		0.00%	0.90%	16.59	53.47	2,833,697	63,523,190	32.98%	34.05%	0.17%
	2018		0.10%	0.90%	12.39	39.99	2,337,292	41,783,109	-1.17%	-0.38%	0.15%
	2017		0.10%	0.90%	13.84	40.24	1,853,706	36,040,561	33.79%	34.87%	0.12%
	2016		0.10%	0.90%	10.28	29.91	1,559,524	23,916,861	-0.19%	0.61%	0.00%
	2015		0.10%	0.90%	11.37	29.80	1,283,933	21,214,286	6.09%	6.95%	0.17%
Fidelity® VIP High Income Portfolio - Service Class
	2019		0.20%	0.90%	17.54	25.74	97,830	1,702,803	13.89%	14.52%	5.01%
	2018		0.35%	0.90%	15.32	22.48	85,546	1,641,237	-4.46%	-3.94%	5.55%
	2017		0.35%	0.90%	15.95	23.40	85,795	1,718,077	6.11%	6.70%	5.31%
	2016		0.35%	0.90%	14.95	21.93	85,940	1,611,420	13.35%	13.97%	4.81%
	2015		0.35%	0.90%	13.11	19.24	89,564	1,477,402	-4.62%	-4.09%	6.21%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
	2019		0.55%	0.55%	15.61	15.61	58,942	919,888	9.06%	9.06%	2.67%
	2018		0.55%	0.55%	14.31	14.31	63,554	909,422	-1.08%	-1.08%	2.31%
	2017		0.55%	0.55%	14.47	14.47	74,280	1,074,477	3.64%	3.64%	2.41%
	2016		0.55%	0.55%	13.96	13.96	75,044	1,047,349	4.17%	4.17%	2.13%
	2015		0.55%	0.55%	13.40	13.40	80,283	1,075,646	-1.14%	-1.14%	2.49%
Fidelity® VIP Mid Cap Portfolio - Service Class
	2019		0.00%	0.90%	12.02	31.57	5,971,516	98,454,389	22.24%	23.22%	0.84%
	2018		0.10%	0.90%	9.76	25.83	5,148,888	71,663,805	-15.40%	-14.72%	0.57%
	2017		0.10%	0.90%	12.56	32.11	4,556,712	77,563,466	19.62%	20.58%	0.66%
	2016		0.10%	0.90%	10.43	26.74	3,728,133	56,446,576	11.11%	12.00%	0.42%
	2015		0.10%	0.90%	10.61	23.97	3,150,320	46,204,816	-2.38%	-1.60%	0.43%
Fidelity® VIP Overseas Portfolio - Service Class
	2019		0.10%	0.90%	12.39	25.02	464,889	7,180,821	26.53%	27.55%	1.68%
	2018		0.10%	0.90%	9.72	19.74	462,338	5,793,865	-15.65%	-14.97%	1.49%
	2017		0.10%	0.90%	11.44	23.40	461,523	7,060,344	28.94%	29.97%	1.34%
	2016		0.10%	0.90%	8.81	18.15	464,842	5,709,533	-5.97%	-5.22%	1.26%
	2015		0.10%	0.90%	9.77	19.30	468,025	6,502,646	2.56%	3.39%	1.28%
Franklin Income VIP Fund - Class 1
	2019		0.00%	0.90%	11.92	22.34	7,223,355	103,436,326	15.38%	16.30%	5.38%
	2018		0.10%	0.90%	10.26	19.22	6,200,452	78,605,217	-4.96%	-4.19%	4.86%
	2017		0.10%	0.90%	11.38	20.07	5,759,766	78,550,647	8.96%	9.83%	4.16%
	2016		0.10%	0.90%	10.36	18.28	4,693,244	60,965,041	13.31%	14.22%	4.64%
	2015		0.10%	0.90%	9.60	16.01	4,050,890	47,720,750	-7.67%	-6.93%	4.77%
Franklin Mutual Shares VIP Fund - Class 1
	2019		0.00%	0.90%	11.72	25.17	3,513,378	61,315,212	21.82%	22.80%	2.13%
	2018		0.10%	0.90%	9.55	20.51	3,320,248	48,058,842	-9.67%	-8.95%	2.70%
	2017		0.10%	0.90%	11.47	22.53	3,038,881	49,819,581	7.66%	8.53%	2.52%
	2016		0.10%	0.90%	10.58	20.77	2,599,392	41,017,546	15.31%	16.24%	2.12%
	2015		0.10%	0.90%	10.36	17.88	2,311,014	32,607,707	-5.55%	-4.79%	3.45%
Franklin Small-Mid Cap Growth VIP Fund - Class 1
	2019		0.10%	0.90%	14.20	46.17	697,920	15,176,339	30.62%	31.67%	0.00%
	2018		0.10%	0.90%	10.80	35.15	728,980	12,475,396	-6.00%	-5.25%	0.00%
	2017		0.10%	0.90%	11.51	37.19	765,005	14,628,179	20.66%	21.62%	0.00%
	2016		0.10%	0.90%	9.48	30.66	736,704	12,249,103	3.47%	4.30%	0.00%
	2015		0.10%	1.00%	10.52	29.47	725,305	12,559,923	-3.42%	-2.54%	0.00%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
Invesco V.I. American Franchise Fund - Series I Shares
	2019		0.20%	1.00%	$12.00	$39.69	562,670	$12,548,809	35.40%	36.49%	0.00%
	2018		0.20%	1.00%	11.90	29.12	481,592	10,420,588	-4.59%	-3.96%	0.00%
	2017		0.35%	1.00%	12.46	30.33	518,985	11,715,569	26.08%	26.90%	0.08%
	2016		0.35%	1.00%	9.87	23.90	596,631	10,444,955	1.25%	1.91%	0.00%
	2015		0.35%	1.00%	9.74	23.45	679,941	11,520,736	3.96%	4.64%	0.00%
Invesco V.I. Core Equity Fund - Series I Shares
	2019		0.20%	0.90%	11.47	31.10	759,302	14,164,202	27.81%	28.71%	0.94%
	2018		0.20%	0.90%	15.34	24.20	626,273	12,491,090	-10.21%	-9.71%	0.89%
	2017		0.35%	0.90%	16.99	26.81	664,935	14,837,315	12.16%	12.78%	1.03%
	2016		0.35%	0.90%	15.07	23.77	721,661	14,213,747	9.28%	9.88%	0.70%
	2015		0.35%	0.90%	13.71	21.63	794,112	14,238,813	-6.61%	-6.10%	1.12%
Invesco V.I. Core Plus Bond Fund - Series I Shares
	2019		0.55%	0.55%	18.34	18.34	55,947	1,026,280	10.45%	10.45%	2.93%
	2018		0.55%	0.55%	16.61	16.61	57,267	951,073	-2.90%	-2.90%	3.23%
	2017		0.55%	0.55%	17.10	17.10	36,722	628,087	5.76%	5.76%	3.41%
	2016		0.55%	0.55%	16.17	16.17	36,647	592,668	6.07%	6.07%	3.72%
	2015		0.55%	0.55%	15.25	15.25	40,163	612,341	-0.92%	-0.92%	4.61%
Invesco V.I. International Growth Fund - Series I Shares
	2019		0.10%	0.90%	11.07	29.83	2,276,436	29,638,957	27.42%	28.44%	1.62%
	2018		0.10%	0.90%	9.36	23.41	2,142,830	22,500,087	-15.74%	-15.06%	2.15%
	2017		0.10%	0.90%	11.02	27.78	1,851,655	23,409,844	21.90%	22.88%	1.51%
	2016		0.10%	0.90%	8.98	22.79	1,477,707	16,185,923	-1.34%	-0.55%	1.36%
	2015		0.10%	0.90%	9.36	23.10	932,955	11,234,187	-3.22%	-2.44%	1.59%
Janus Henderson Balanced Portfolio - Institutional Shares
	2019		0.20%	0.90%	11.98	37.47	475,127	9,603,146	21.49%	22.34%	1.90%
	2018		0.20%	0.90%	19.74	30.84	314,783	8,485,275	-0.22%	0.33%	2.15%
	2017		0.35%	0.90%	19.67	30.91	339,964	9,258,569	17.37%	18.02%	1.58%
	2016		0.35%	0.90%	16.67	26.34	379,735	8,772,068	3.67%	4.24%	2.02%
	2015		0.35%	0.90%	15.99	25.41	421,246	9,365,077	-0.28%	0.27%	1.58%
Janus Henderson Balanced Portfolio - Service Shares
	2019		0.20%	0.90%	15.91	33.83	410,857	9,389,026	21.17%	22.03%	1.65%
	2018		0.20%	0.90%	13.04	27.92	424,213	8,029,845	-0.47%	0.23%	1.78%
	2017		0.20%	0.90%	13.01	28.05	454,449	8,675,892	17.08%	17.90%	1.40%
	2016		0.20%	0.90%	11.03	23.96	456,700	7,472,045	3.39%	4.12%	1.76%
	2015		0.20%	0.90%	10.60	23.17	503,303	7,985,501	-0.49%	0.21%	1.36%
Janus Henderson Enterprise Portfolio - Service Shares
	2019		0.20%	0.90%	21.76	65.55	193,162	5,843,869	33.95%	34.90%	0.05%
	2018		0.20%	0.90%	16.13	48.67	166,559	4,695,207	-1.56%	-0.84%	0.11%
	2017		0.20%	0.90%	16.27	49.16	191,701	5,276,567	25.95%	26.84%	0.15%
	2016		0.20%	0.90%	12.83	38.82	185,039	3,990,719	11.10%	11.88%	0.02%
	2015		0.20%	0.90%	11.47	34.75	184,285	3,595,877	2.84%	3.56%	0.53%
Janus Henderson Global Research Portfolio - Institutional Shares
	2019		0.20%	0.90%	11.45	37.43	476,355	9,416,714	27.89%	28.79%	1.00%
	2018		0.20%	0.90%	15.73	29.11	334,260	7,835,523	-7.70%	-7.19%	1.12%
	2017		0.35%	0.90%	17.05	31.36	361,514	9,252,775	25.89%	26.58%	0.82%
	2016		0.35%	0.90%	13.54	24.77	404,834	8,155,378	1.15%	1.71%	0.99%
	2015		0.35%	0.90%	13.39	24.36	435,385	8,681,008	-3.16%	-2.63%	0.64%
Janus Henderson Global Research Portfolio - Service Shares
	2019		0.35%	0.90%	21.84	24.16	96,871	2,208,937	27.56%	28.26%	0.87%
	2018		0.35%	0.90%	17.03	18.84	100,883	1,789,437	-7.91%	-7.41%	0.97%
	2017		0.35%	0.90%	18.39	20.34	109,072	2,089,172	25.55%	26.24%	0.67%
	2016		0.35%	0.90%	14.57	16.11	128,263	1,953,244	0.91%	1.46%	0.86%
	2015		0.35%	0.90%	14.36	15.88	153,288	2,309,212	-3.41%	-2.87%	0.52%
Janus Henderson Global Technology Portfolio - Service Shares
	2019		0.20%	0.90%	20.16	85.45	114,282	3,430,810	43.52%	44.31%	0.00%
	2018		0.35%	0.90%	14.05	59.21	93,148	2,645,643	0.01%	0.56%	0.00%
	2017		0.35%	0.90%	14.05	58.88	90,981	2,622,767	43.62%	44.41%	0.00%
	2016		0.35%	0.90%	9.78	40.78	76,160	1,537,667	12.83%	13.45%	0.08%
	2015		0.35%	0.90%	8.67	35.94	101,709	1,664,620	3.71%	4.28%	0.00%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1
	2019		0.00%	0.90%	$12.50	$12.96	2,120,874	$26,518,841	15.83%	16.70%	2.25%
	2018		0.10%	0.90%	10.79	11.10	1,762,102	19,073,296	-6.91%	-6.16%	0.00%
	2017		0.10%	0.90%	11.59	11.82	571,085	6,657,814	16.06%	16.94%	1.79%
	2016		0.15%	0.90%	9.99	10.11	386,823	3,876,049	5.18%	5.97%	4.66%
	2015	7/7/15	0.15%	0.90%	9.49	9.54	40,309	382,980	-5.82%	3.11%	3.57%
LVIP Baron Growth Opportunities Fund - Service Class
	2019		0.10%	0.90%	12.32	64.76	2,274,875	48,201,407	35.16%	36.26%	0.00%
	2018		0.10%	0.90%	11.50	47.91	2,017,346	34,875,984	-4.80%	-4.03%	0.00%
	2017		0.10%	0.90%	12.35	50.33	1,766,497	33,730,267	26.10%	27.11%	0.00%
	2016		0.10%	0.90%	9.72	39.91	1,552,326	25,522,295	4.62%	5.46%	0.49%
	2015		0.10%	0.90%	10.28	38.15	1,396,857	22,940,593	-5.62%	-4.87%	0.00%
LVIP Baron Growth Opportunities Fund - Standard Class
	2019		0.20%	0.90%	12.37	40.18	58,473	1,353,545	35.50%	36.65%	0.00%
	2018		0.20%	0.90%	11.95	29.65	68,821	1,200,762	-4.57%	-3.89%	0.00%
	2017		0.20%	0.90%	12.44	31.07	67,774	1,266,992	26.42%	27.35%	0.00%
	2016		0.20%	0.90%	9.77	25.75	75,297	1,142,148	4.88%	5.65%	0.66%
	2015		0.20%	0.90%	10.48	24.45	90,195	1,385,268	-5.39%	-4.72%	0.00%
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	11.01	28.76	2,912,560	43,545,524	17.53%	18.47%	1.90%
	2018		0.10%	0.90%	10.42	24.34	2,914,917	37,380,872	-8.74%	-8.00%	2.22%
	2017		0.10%	0.90%	12.31	26.52	2,964,341	41,650,533	15.38%	16.31%	1.88%
	2016		0.10%	0.90%	10.59	22.86	3,224,512	39,620,282	10.96%	11.85%	1.88%
	2015		0.10%	0.90%	10.07	20.49	2,746,244	30,871,078	-5.72%	-4.96%	2.00%
LVIP BlackRock Emerging Markets Managed Volatility Fund - Standard Class
	2016		0.00%	0.00%	—	—	—	—	0.00%	0.00%	3.89%
	2015		0.10%	0.90%	7.43	8.60	1,013,569	7,857,815	-15.77%	-15.10%	1.96%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class
	2019		0.00%	0.90%	12.67	13.37	1,901,838	24,668,911	17.00%	17.88%	2.14%
	2018		0.15%	0.90%	10.75	11.34	1,534,454	17,066,798	-3.88%	-3.15%	2.29%
	2017		0.15%	0.90%	11.56	11.71	684,857	7,920,789	13.33%	14.18%	3.42%
	2016	5/20/16	0.15%	0.90%	10.20	10.25	129,243	1,318,727	-0.21%	2.65%	4.02%
LVIP BlackRock Global Real Estate Fund - Standard Class
	2019		0.00%	0.90%	11.89	22.04	1,942,263	28,607,784	23.80%	24.79%	3.66%
	2018		0.10%	0.90%	9.61	17.67	1,885,814	22,541,058	-9.16%	-8.43%	3.87%
	2017		0.10%	0.90%	10.58	19.31	1,761,820	23,073,042	9.87%	10.75%	4.61%
	2016		0.10%	0.90%	9.63	17.44	1,571,668	18,644,346	0.28%	1.08%	4.12%
	2015		0.10%	0.90%	9.60	17.27	1,293,390	15,331,533	-2.11%	-1.32%	3.16%
LVIP BlackRock Inflation Protected Bond Fund - Standard Class
	2019		0.00%	0.90%	10.16	12.46	3,671,840	39,207,297	4.94%	5.79%	2.45%
	2018		0.10%	0.90%	9.66	11.78	3,067,594	31,362,287	-0.64%	0.17%	5.41%
	2017		0.10%	0.90%	9.69	11.76	2,649,013	27,285,208	1.27%	2.08%	1.74%
	2016		0.10%	0.90%	9.54	11.52	1,931,359	19,654,849	2.64%	3.47%	1.29%
	2015		0.10%	0.90%	9.26	11.14	1,588,294	15,760,994	-3.70%	-2.92%	1.25%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class
	2019		0.00%	0.90%	13.40	13.77	665,629	8,835,165	17.83%	18.72%	2.11%
	2018		0.15%	0.90%	11.37	11.60	373,349	4,252,378	-3.61%	-2.88%	1.89%
	2017		0.15%	0.90%	11.80	11.95	216,440	2,557,126	12.47%	13.32%	2.00%
	2016	5/20/16	0.15%	0.90%	10.49	10.54	58,410	612,825	1.69%	5.51%	1.64%
LVIP BlackRock U.S. Opportunities Managed Volatility Fund - Standard Class
	2016		0.00%	0.00%	—	—	—	—	0.00%	0.00%	0.72%
	2015	8/5/15	0.15%	0.90%	8.99	9.03	20,798	186,980	-9.54%	-0.11%	0.60%
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	11.26	33.59	519,209	9,101,308	18.86%	19.81%	0.69%
	2018		0.10%	0.90%	11.28	28.11	468,469	7,922,610	-5.17%	-4.41%	0.71%
	2017		0.10%	0.90%	12.31	29.48	464,917	8,464,349	25.00%	26.01%	0.64%
	2016		0.10%	0.90%	9.78	23.45	480,678	7,253,704	-2.20%	-1.41%	0.44%
	2015		0.10%	0.90%	10.52	23.85	458,834	7,375,932	0.43%	1.24%	0.00%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	$13.41	$24.89	611,794	$9,816,296	23.80%	24.79%	0.00%
	2018		0.10%	0.90%	10.83	19.96	626,239	8,114,271	-0.56%	0.26%	0.00%
	2017		0.10%	0.90%	10.89	19.92	641,649	8,396,003	24.44%	25.43%	0.00%
	2016		0.10%	0.90%	8.75	15.89	669,213	7,047,390	1.34%	2.16%	0.00%
	2015		0.10%	0.90%	8.64	15.56	579,644	6,192,811	-5.06%	-4.30%	0.00%
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class
	2019		0.00%	0.00%	—	—	—	—	0.00%	0.00%	0.10%
	2018		0.15%	0.90%	10.52	10.81	99,292	1,047,740	-6.39%	-5.68%	1.04%
	2017		0.15%	0.90%	11.23	11.46	101,945	1,148,336	16.98%	17.86%	1.09%
	2016		0.15%	0.90%	9.60	9.72	85,557	822,256	2.85%	3.63%	1.20%
	2015	6/29/15	0.15%	0.90%	9.34	9.38	38,579	360,395	-7.12%	0.16%	1.92%
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class
	2019	5/24/19	0.15%	0.90%	12.25	12.69	104,441	1,285,584	11.93%	12.44%	1.51%
LVIP Delaware Bond Fund - Standard Class
	2019		0.00%	0.90%	10.99	24.73	15,323,345	191,882,223	8.23%	9.10%	3.31%
	2018		0.10%	0.90%	10.26	22.85	12,949,764	153,286,719	-1.72%	-0.93%	3.32%
	2017		0.10%	0.90%	10.63	23.25	11,669,804	143,147,977	3.44%	4.27%	3.02%
	2016		0.10%	0.90%	10.21	22.47	10,230,826	123,172,536	1.80%	2.62%	2.57%
	2015		0.10%	0.90%	10.28	22.08	9,404,253	113,893,044	-0.51%	0.29%	2.49%
LVIP Delaware Diversified Floating Rate Fund - Standard Class
	2019		0.00%	0.90%	10.39	11.58	3,037,367	32,233,751	3.67%	4.50%	2.88%
	2018		0.10%	0.90%	10.02	11.08	2,463,061	25,338,826	-0.65%	0.17%	3.95%
	2017		0.10%	0.90%	10.09	11.06	2,151,373	22,295,069	1.62%	2.44%	1.16%
	2016		0.10%	0.90%	9.93	10.80	1,568,004	15,973,683	1.33%	2.15%	0.00%
	2015		0.10%	0.90%	9.80	10.57	1,342,754	13,509,540	-1.60%	-0.81%	1.61%
LVIP Delaware Social Awareness Fund - Standard Class
	2019		0.10%	0.90%	12.16	42.26	464,173	9,608,733	30.79%	31.84%	2.21%
	2018		0.10%	0.90%	11.67	32.14	385,147	6,845,718	-5.43%	-4.65%	1.39%
	2017		0.10%	0.90%	12.26	33.79	352,683	6,931,545	19.12%	20.07%	1.29%
	2016		0.10%	0.90%	10.23	28.21	381,280	6,522,336	5.68%	6.53%	1.46%
	2015		0.10%	0.90%	10.98	26.55	342,168	6,098,818	-1.55%	-0.76%	1.49%
LVIP Delaware Special Opportunities Fund - Standard Class
	2019		0.00%	0.90%	12.39	34.88	958,599	18,162,876	29.26%	30.30%	1.25%
	2018		0.10%	0.90%	9.52	26.78	859,368	12,910,655	-15.52%	-14.84%	1.44%
	2017		0.10%	0.90%	13.45	31.46	711,368	13,197,525	16.70%	17.64%	1.42%
	2016		0.10%	0.90%	11.46	26.76	599,662	10,086,430	19.33%	20.29%	1.74%
	2015		0.10%	0.90%	10.96	22.26	470,557	6,918,385	-0.64%	0.16%	1.27%
LVIP Delaware Wealth Builder Fund - Standard Class
	2019		0.10%	0.90%	11.08	27.43	197,658	2,950,843	14.87%	15.79%	2.93%
	2018		0.10%	0.90%	10.28	23.75	192,661	2,565,769	-6.07%	-5.31%	2.92%
	2017		0.10%	0.90%	11.57	25.14	206,122	3,055,850	11.28%	12.18%	2.20%
	2016		0.10%	0.90%	10.33	22.47	216,110	3,001,439	4.67%	5.51%	1.57%
	2015		0.10%	0.90%	10.56	21.35	187,523	2,963,110	-2.22%	-1.43%	1.71%
LVIP Dimensional International Core Equity Fund - Standard Class
	2019		0.00%	0.90%	11.42	11.98	2,506,449	28,788,939	19.76%	20.72%	2.62%
	2018		0.10%	0.90%	9.54	9.93	1,807,794	17,323,844	-18.29%	-17.64%	2.25%
	2017		0.10%	0.90%	11.67	11.90	1,006,542	11,806,540	26.22%	27.17%	2.82%
	2016		0.15%	0.90%	9.25	9.36	466,735	4,320,917	3.57%	4.35%	3.62%
	2015	6/11/15	0.15%	0.90%	8.93	8.97	36,173	323,392	-10.07%	5.99%	2.12%
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	10.91	13.86	1,028,305	12,512,381	15.77%	16.70%	2.66%
	2018		0.10%	0.90%	9.36	11.90	1,047,110	10,989,012	-16.84%	-16.17%	1.93%
	2017		0.10%	0.90%	11.18	14.23	962,805	12,127,978	25.03%	26.03%	2.24%
	2016		0.10%	0.90%	8.88	11.32	1,007,564	10,120,850	1.06%	1.87%	2.19%
	2015		0.10%	0.90%	8.99	11.14	963,886	9,566,345	-4.83%	-4.07%	1.08%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class
	2019		0.00%	0.90%	$13.94	$35.01	2,074,696	$33,526,594	28.94%	29.98%	2.18%
	2018		0.10%	0.90%	10.74	26.95	1,464,677	19,090,360	-8.14%	-7.39%	1.86%
	2017		0.10%	0.90%	13.12	29.11	992,461	15,019,963	19.79%	20.76%	1.71%
	2016		0.10%	0.90%	11.29	24.12	661,673	9,076,712	13.38%	14.29%	3.43%
	2015		0.10%	0.90%	11.55	21.11	180,829	3,143,938	-2.88%	-2.10%	1.49%
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class
	2019		0.00%	0.90%	13.20	15.02	2,467,771	35,912,083	27.67%	28.69%	1.36%
	2018		0.10%	0.90%	11.34	11.67	1,984,912	22,612,984	-10.45%	-9.73%	1.31%
	2017		0.10%	0.90%	12.66	12.91	1,207,325	15,356,035	17.22%	18.13%	1.58%
	2016		0.15%	0.90%	10.80	10.93	627,366	6,781,380	15.71%	16.58%	1.88%
	2015	5/21/15	0.15%	0.90%	9.33	9.38	57,524	537,556	-8.36%	0.31%	1.87%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	12.58	20.10	825,716	14,083,868	18.50%	19.46%	1.20%
	2018		0.10%	0.90%	11.12	16.82	830,252	11,972,240	-8.62%	-7.88%	0.96%
	2017		0.10%	0.90%	12.09	18.26	902,552	14,123,058	18.10%	19.05%	1.17%
	2016		0.10%	0.90%	10.26	15.34	898,963	11,912,273	10.14%	11.02%	1.20%
	2015		0.10%	0.90%	9.86	13.82	853,366	10,485,699	-8.44%	-7.71%	1.27%
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class
	2019		0.00%	0.90%	10.94	12.39	8,243,625	92,080,106	6.51%	7.37%	2.73%
	2018		0.10%	0.90%	10.20	11.54	6,795,506	71,468,930	-1.04%	-0.25%	2.34%
	2017		0.10%	0.90%	10.45	11.57	5,411,712	57,564,268	2.00%	2.84%	2.17%
	2016		0.10%	0.90%	10.18	11.25	4,161,260	43,397,818	1.19%	2.01%	1.95%
	2015		0.10%	0.90%	10.14	11.03	2,816,332	28,994,884	-0.60%	0.21%	1.87%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	11.04	18.39	629,810	8,829,145	11.78%	12.73%	1.92%
	2018		0.10%	0.90%	9.80	16.33	596,162	7,448,480	-9.97%	-9.23%	1.42%
	2017		0.10%	0.90%	10.79	18.00	585,988	8,156,943	20.32%	21.28%	1.38%
	2016		0.10%	0.90%	8.91	14.85	600,535	6,933,617	1.50%	2.32%	1.47%
	2015		0.10%	0.90%	9.06	14.52	558,459	6,389,354	-8.85%	-8.12%	1.32%
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class
	2019		0.10%	0.90%	10.96	23.11	3,495,407	48,320,512	13.98%	14.90%	2.68%
	2018		0.10%	0.90%	10.31	20.17	3,437,135	42,119,485	-5.31%	-4.55%	2.81%
	2017		0.10%	0.90%	11.00	21.18	3,054,150	39,998,371	9.50%	10.38%	2.52%
	2016		0.10%	0.90%	9.98	19.23	2,686,367	32,878,208	4.08%	4.92%	2.10%
	2015		0.10%	0.90%	10.26	18.38	2,633,648	31,919,169	-2.87%	-2.09%	2.18%
LVIP Global Growth Allocation Managed Risk Fund - Standard Class
	2019		0.10%	0.90%	12.08	24.59	9,332,192	130,170,449	14.82%	15.74%	2.34%
	2018		0.10%	0.90%	10.45	21.30	9,408,947	115,741,000	-7.17%	-6.42%	2.48%
	2017		0.10%	0.90%	11.21	22.82	8,991,292	121,945,158	14.60%	15.52%	2.42%
	2016		0.10%	0.90%	9.72	19.80	8,409,472	103,606,539	3.81%	4.64%	1.84%
	2015		0.10%	0.90%	9.73	18.97	7,873,065	99,090,242	-4.55%	-3.79%	2.04%
LVIP Global Income Fund - Standard Class
	2019		0.00%	0.90%	10.89	14.23	1,321,543	15,128,533	5.78%	6.63%	2.76%
	2018		0.10%	0.90%	10.27	13.35	1,193,230	13,018,660	0.99%	1.80%	4.13%
	2017		0.10%	0.90%	10.14	13.11	1,166,381	12,622,989	4.08%	4.94%	0.00%
	2016		0.10%	0.90%	9.71	12.49	963,861	10,048,437	-0.39%	0.41%	0.00%
	2015		0.10%	0.90%	9.72	12.44	834,838	8,737,823	-2.90%	-2.12%	3.06%
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class
	2019		0.10%	0.90%	10.80	23.89	7,950,503	111,018,866	13.99%	14.90%	2.43%
	2018		0.10%	0.90%	10.45	20.85	7,713,604	95,787,500	-6.28%	-5.53%	2.44%
	2017		0.10%	0.90%	11.09	22.12	7,873,285	106,759,661	13.29%	14.20%	2.31%
	2016		0.10%	0.90%	9.72	19.42	7,607,349	93,881,212	3.41%	4.24%	1.71%
	2015		0.10%	0.90%	10.06	18.68	7,508,533	93,090,092	-4.24%	-3.47%	2.08%
LVIP Government Money Market Fund - Standard Class
	2019		0.00%	0.90%	9.79	11.53	9,926,664	99,837,480	0.88%	1.69%	1.78%
	2018		0.10%	0.90%	9.67	11.43	11,561,552	114,223,085	0.49%	1.29%	1.40%
	2017		0.10%	0.90%	9.60	11.37	10,378,415	101,859,878	-0.49%	0.31%	0.41%
	2016		0.10%	0.90%	9.62	11.43	9,452,345	93,224,650	-0.87%	-0.07%	0.03%
	2015		0.10%	0.90%	9.67	11.53	7,456,983	74,285,516	-0.87%	-0.08%	0.02%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class
	2018		0.15%	0.90%	$10.53	$11.06	147,534	$1,583,095	-9.62%	-8.94%	1.91%
	2017		0.15%	0.90%	11.56	12.14	138,757	1,643,646	10.14%	10.97%	1.43%
	2016		0.15%	0.90%	10.42	10.94	136,979	1,471,551	10.15%	10.98%	1.23%
	2015		0.15%	0.90%	9.74	9.86	75,374	735,205	-5.69%	-4.98%	2.38%
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class
	2019	5/24/19	0.15%	0.90%	12.85	13.49	143,784	1,869,346	3.77%	11.03%	1.65%
LVIP JPMorgan High Yield Fund - Standard Class
	2019		0.00%	0.90%	11.40	17.86	4,548,411	61,152,820	11.97%	12.86%	6.00%
	2018		0.10%	0.90%	10.11	15.82	3,858,152	47,125,457	-3.74%	-2.95%	5.87%
	2017		0.10%	0.90%	11.16	16.31	3,497,853	44,771,365	5.79%	6.66%	6.46%
	2016		0.10%	0.90%	10.49	15.29	2,920,520	35,978,118	12.25%	13.15%	5.46%
	2015		0.10%	0.90%	9.49	13.51	2,433,013	27,182,994	-4.80%	-4.03%	5.46%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	11.28	23.70	1,076,371	16,119,022	15.12%	16.05%	1.28%
	2018		0.10%	0.90%	9.73	20.43	1,014,064	13,180,334	-12.60%	-11.89%	1.40%
	2017		0.10%	0.90%	11.53	23.20	994,222	14,851,251	13.66%	14.57%	1.05%
	2016		0.10%	0.90%	10.07	20.26	978,019	12,985,982	9.02%	9.90%	0.71%
	2015		0.10%	0.90%	9.73	18.45	877,760	10,911,022	-8.57%	-7.83%	0.83%
LVIP MFS International Growth Fund - Standard Class
	2019		0.00%	0.90%	14.27	22.22	3,214,370	52,409,210	26.42%	27.44%	1.71%
	2018		0.10%	0.90%	11.21	17.48	2,717,467	35,682,119	-9.06%	-8.33%	1.39%
	2017		0.10%	0.90%	12.24	19.12	2,250,682	33,065,346	30.68%	31.73%	1.22%
	2016		0.10%	0.90%	9.31	14.55	2,001,926	22,859,412	0.75%	1.56%	1.56%
	2015		0.10%	0.90%	9.26	14.36	1,578,613	18,159,884	0.38%	1.19%	1.29%
LVIP MFS Value Fund - Standard Class
	2019		0.00%	0.90%	13.21	32.15	6,840,849	134,216,004	28.68%	29.71%	1.79%
	2018		0.10%	0.90%	10.20	24.80	6,146,585	97,024,445	-10.80%	-10.08%	1.84%
	2017		0.10%	0.90%	12.94	27.60	5,327,817	97,369,871	16.58%	17.51%	1.94%
	2016		0.10%	0.90%	11.02	23.50	4,183,396	68,828,939	13.04%	13.95%	2.01%
	2015		0.10%	0.90%	11.20	20.63	3,265,979	49,920,713	-1.43%	-0.64%	2.30%
LVIP Mondrian International Value Fund - Standard Class
	2019		0.00%	0.90%	10.22	26.97	3,083,349	41,829,478	17.19%	18.13%	3.85%
	2018		0.10%	0.90%	9.61	23.01	3,080,114	36,145,415	-12.27%	-11.56%	3.31%
	2017		0.10%	0.90%	10.88	26.23	2,836,181	38,750,561	20.25%	21.22%	3.42%
	2016		0.10%	0.90%	8.98	21.81	2,683,568	31,157,739	3.08%	3.91%	2.92%
	2015		0.10%	0.90%	8.73	21.16	2,178,712	26,465,929	-4.65%	-3.89%	3.26%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class
	2019		0.15%	0.90%	12.35	12.88	27,269	340,382	18.70%	19.59%	0.79%
	2018		0.15%	0.90%	10.40	10.77	24,651	258,043	-9.04%	-8.36%	0.75%
	2017		0.15%	0.90%	11.44	11.76	39,232	449,615	19.53%	20.43%	1.90%
	2016		0.15%	0.90%	9.54	9.76	33,977	325,507	4.95%	5.74%	2.02%
	2015		0.15%	0.90%	9.12	9.12	21,795	198,758	-7.61%	-7.61%	4.54%
LVIP SSGA Bond Index Fund - Standard Class
	2019		0.00%	0.90%	11.03	14.85	6,552,403	74,814,226	7.27%	8.13%	3.12%
	2018		0.10%	0.90%	10.47	13.73	4,625,750	49,641,529	-1.22%	-0.42%	3.22%
	2017		0.10%	0.90%	10.52	13.79	3,283,574	35,948,987	2.26%	3.08%	2.79%
	2016		0.10%	0.90%	10.21	13.38	2,406,150	25,939,724	1.36%	2.17%	2.58%
	2015		0.10%	0.90%	10.25	13.10	1,327,020	14,410,073	-0.65%	0.15%	2.80%
LVIP SSGA Conservative Index Allocation Fund - Standard Class
	2019		0.00%	0.90%	11.84	16.62	1,999,908	25,793,589	13.80%	14.66%	2.57%
	2018		0.15%	0.90%	10.33	14.50	1,784,619	20,403,814	-5.20%	-4.48%	2.49%
	2017		0.15%	0.90%	11.21	15.18	1,583,092	19,175,389	9.72%	10.55%	2.51%
	2016		0.15%	0.90%	10.14	13.73	1,162,208	13,074,821	4.06%	4.86%	2.27%
	2015		0.15%	0.90%	10.23	13.10	783,320	8,609,558	-1.83%	-1.09%	2.25%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
LVIP SSGA Conservative Structured Allocation Fund - Standard Class
	2019		0.15%	0.90%	$11.52	$16.32	1,098,311	$14,688,888	12.62%	13.47%	2.94%
	2018		0.15%	0.90%	10.58	14.38	1,010,652	12,142,514	-5.86%	-5.15%	3.01%
	2017		0.15%	0.90%	11.15	15.16	965,655	12,332,367	8.71%	9.53%	3.75%
	2016		0.10%	0.90%	10.18	13.89	819,050	9,716,216	5.88%	6.73%	2.72%
	2015		0.10%	0.90%	10.20	13.01	453,297	5,129,115	-2.74%	-1.96%	2.79%
LVIP SSGA Developed International 150 Fund - Standard Class
	2019		0.10%	0.90%	11.23	17.62	2,621,295	33,526,420	14.39%	15.31%	4.54%
	2018		0.10%	0.90%	9.77	15.32	2,188,595	24,811,269	-15.99%	-15.32%	4.03%
	2017		0.10%	0.90%	11.54	18.13	1,384,231	19,276,268	22.47%	23.45%	4.72%
	2016		0.10%	0.90%	9.35	14.72	1,038,447	12,110,200	8.75%	9.62%	3.76%
	2015		0.10%	0.90%	9.30	13.46	860,268	9,494,438	-5.16%	-4.39%	3.55%
LVIP SSGA Emerging Markets 100 Fund - Standard Class
	2019		0.00%	0.90%	9.96	15.03	4,227,433	47,994,806	6.65%	7.50%	4.08%
	2018		0.10%	0.90%	9.27	13.98	3,711,501	39,584,864	-13.12%	-12.40%	5.17%
	2017		0.10%	0.90%	10.60	15.96	2,503,358	31,113,092	22.72%	23.71%	3.00%
	2016		0.10%	0.90%	8.58	12.90	1,969,963	20,166,518	14.40%	15.32%	2.87%
	2015		0.10%	0.90%	7.90	11.19	1,624,339	14,790,712	-17.78%	-17.12%	4.78%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	11.71	22.94	1,813,285	24,787,910	14.71%	15.64%	2.62%
	2018		0.10%	0.90%	10.13	19.89	1,816,594	21,567,122	-9.00%	-8.27%	2.86%
	2017		0.10%	0.90%	11.05	21.74	1,791,549	23,636,690	13.78%	14.70%	4.04%
	2016		0.10%	0.90%	9.64	19.00	1,808,130	21,365,684	4.68%	5.52%	1.88%
	2015		0.10%	0.90%	9.73	18.05	1,648,494	19,089,809	-7.36%	-6.61%	3.09%
LVIP SSGA International Index Fund - Standard Class
	2019		0.00%	0.90%	11.04	17.75	4,527,121	58,409,006	20.49%	21.46%	2.79%
	2018		0.10%	0.90%	9.16	14.65	4,089,319	44,111,804	-14.48%	-13.79%	2.98%
	2017		0.10%	0.90%	10.72	17.04	2,926,267	37,627,274	23.57%	24.57%	2.92%
	2016		0.10%	0.90%	8.67	13.71	2,386,974	25,160,758	0.09%	0.89%	3.25%
	2015		0.10%	0.90%	8.66	13.62	1,627,020	17,651,137	-2.10%	-1.32%	2.96%
LVIP SSGA International Managed Volatility Fund - Standard Class
	2019		0.10%	0.90%	9.89	12.37	1,077,649	11,312,121	17.72%	18.61%	2.47%
	2018		0.15%	0.90%	8.40	10.43	1,080,124	9,602,076	-13.00%	-12.34%	2.32%
	2017		0.15%	0.90%	9.66	11.18	1,037,831	10,574,704	23.15%	24.08%	2.27%
	2016	12/9/16	0.15%	0.90%	7.84	9.08	1,068,276	8,797,185	-0.43%	-0.38%	1.00%
LVIP SSGA Large Cap 100 Fund - Standard Class
	2019		0.10%	0.90%	12.76	37.06	2,284,473	44,004,313	26.15%	27.17%	2.87%
	2018		0.10%	0.90%	11.68	29.16	1,977,389	31,368,579	-11.90%	-11.20%	2.42%
	2017		0.10%	0.90%	13.16	32.85	1,511,932	28,715,780	17.69%	18.64%	3.20%
	2016		0.10%	0.90%	11.10	27.70	1,136,849	19,319,987	20.44%	21.41%	2.52%
	2015		0.10%	0.90%	11.36	22.83	909,839	13,366,510	-5.53%	-4.77%	2.88%
LVIP SSGA Moderate Index Allocation Fund - Standard Class
	2019		0.00%	0.90%	12.26	18.98	9,719,572	132,530,568	17.18%	18.12%	2.59%
	2018		0.10%	0.90%	10.85	16.07	7,119,100	84,820,506	-7.11%	-6.37%	2.47%
	2017		0.10%	0.90%	11.59	17.16	5,792,800	74,889,634	13.53%	14.44%	2.47%
	2016		0.10%	0.90%	10.13	15.00	4,393,504	50,711,847	5.69%	6.54%	2.24%
	2015		0.10%	0.90%	10.24	14.08	3,183,111	35,480,330	-2.36%	-1.57%	2.40%
LVIP SSGA Moderate Structured Allocation Fund - Standard Class
	2019		0.15%	0.90%	12.43	18.45	5,661,913	79,458,335	15.53%	16.40%	3.00%
	2018		0.15%	0.90%	10.68	15.85	5,114,268	62,640,566	-7.96%	-7.26%	3.22%
	2017		0.15%	0.90%	11.52	17.09	4,726,704	63,310,253	12.13%	12.98%	4.27%
	2016		0.15%	0.90%	10.19	15.13	3,895,800	47,076,770	8.29%	9.11%	2.44%
	2015		0.15%	0.90%	10.22	13.86	2,978,701	34,030,195	-3.57%	-2.84%	3.29%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class
	2019		0.00%	0.90%	12.45	19.74	10,187,208	145,063,535	18.65%	19.55%	2.50%
	2018		0.15%	0.90%	10.88	16.51	8,529,062	103,868,834	-8.25%	-7.56%	2.28%
	2017		0.15%	0.90%	11.77	17.87	7,319,600	97,764,153	15.92%	16.80%	2.40%
	2016		0.15%	0.90%	10.08	15.30	5,540,298	65,233,456	6.40%	7.21%	2.31%
	2015		0.15%	0.90%	10.21	14.27	3,997,802	45,387,396	-2.91%	-2.18%	2.39%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class
	2019		0.00%	0.90%	$11.87	$19.52	5,027,186	$73,138,461	16.38%	17.31%	3.04%
	2018		0.10%	0.90%	10.66	16.64	4,417,799	56,179,602	-9.03%	-8.29%	3.43%
	2017		0.10%	0.90%	11.63	18.14	3,810,703	53,867,810	13.87%	14.78%	4.66%
	2016		0.10%	0.90%	10.14	15.81	3,094,017	39,006,718	9.49%	10.36%	2.60%
	2015		0.10%	0.90%	10.18	14.32	2,246,158	26,556,539	-4.35%	-3.59%	3.65%
LVIP SSGA S&P 500 Index Fund - Standard Class
	2019		0.00%	0.90%	14.51	37.49	36,650,999	700,590,863	30.02%	31.07%	1.89%
	2018		0.10%	0.90%	11.08	28.62	27,668,929	431,207,849	-5.50%	-4.74%	2.04%
	2017		0.10%	0.90%	13.29	30.06	20,385,057	346,435,507	20.48%	21.45%	2.16%
	2016		0.10%	0.90%	10.95	24.76	14,732,615	217,044,152	10.76%	11.64%	2.18%
	2015		0.10%	0.90%	11.08	22.19	9,962,537	140,243,346	0.27%	1.07%	2.24%
LVIP SSGA Small-Cap Index Fund - Standard Class
	2019		0.10%	0.90%	12.26	31.24	4,997,067	81,769,396	23.91%	24.91%	1.05%
	2018		0.10%	0.90%	9.82	25.02	3,983,699	54,082,381	-12.16%	-11.47%	1.07%
	2017		0.10%	0.90%	12.70	28.27	3,128,328	50,190,541	13.19%	14.11%	1.13%
	2016		0.10%	0.90%	11.15	24.79	2,296,033	34,206,627	19.60%	20.56%	1.42%
	2015		0.10%	0.90%	10.17	20.57	1,748,509	22,964,838	-5.57%	-4.81%	1.10%
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class
	2019		0.00%	0.90%	10.83	29.45	3,860,811	57,279,820	18.75%	19.71%	2.21%
	2018		0.10%	0.90%	9.05	24.62	3,022,030	38,612,203	-14.23%	-13.55%	3.34%
	2017		0.10%	0.90%	12.15	28.49	2,222,341	34,145,921	5.38%	6.22%	2.87%
	2016		0.10%	0.90%	11.46	26.83	1,627,475	24,540,696	28.92%	29.96%	2.63%
	2015		0.10%	0.90%	10.09	20.66	986,778	12,721,287	-7.67%	-6.93%	2.82%
LVIP T. Rowe Price 2010 Fund - Standard Class
	2019		0.20%	0.90%	12.36	22.25	27,603	431,183	14.70%	15.50%	3.49%
	2018		0.20%	0.90%	10.70	19.29	17,557	222,359	-5.08%	-4.41%	2.17%
	2017		0.20%	0.90%	13.19	20.21	17,335	232,617	8.66%	9.26%	1.83%
	2016		0.35%	0.90%	12.08	18.50	22,383	295,330	3.50%	4.07%	1.80%
	2015		0.35%	0.90%	11.60	17.78	23,235	295,560	-2.49%	-1.95%	1.84%
LVIP T. Rowe Price 2020 Fund - Standard Class
	2019		0.10%	0.90%	12.19	23.43	122,422	1,694,554	17.86%	18.80%	3.59%
	2018		0.10%	0.90%	10.71	19.77	73,223	940,192	-6.42%	-5.68%	1.99%
	2017		0.10%	0.90%	11.37	21.01	69,991	991,026	11.02%	11.91%	2.02%
	2016		0.10%	0.90%	10.81	18.82	73,470	941,136	3.52%	4.35%	1.76%
	2015		0.10%	0.90%	11.72	18.08	79,239	1,009,846	-3.09%	-2.32%	1.79%
LVIP T. Rowe Price 2030 Fund - Standard Class
	2019		0.10%	0.90%	12.39	24.52	166,581	2,317,204	21.06%	22.03%	2.46%
	2018		0.10%	0.90%	10.16	20.15	179,913	2,055,351	-8.42%	-7.68%	1.78%
	2017		0.10%	0.90%	11.36	21.88	166,380	2,233,582	12.45%	13.35%	1.85%
	2016		0.10%	0.90%	10.03	19.35	213,585	2,555,494	2.76%	3.61%	1.83%
	2015		0.10%	0.90%	11.84	18.72	213,978	2,510,695	-3.53%	-2.76%	1.80%
LVIP T. Rowe Price 2040 Fund - Standard Class
	2019		0.10%	0.90%	12.56	26.01	236,272	3,633,773	23.33%	24.32%	2.23%
	2018		0.10%	0.90%	10.11	20.97	250,772	3,252,496	-9.54%	-8.81%	1.55%
	2017		0.10%	0.90%	11.42	23.06	269,091	3,893,372	13.60%	14.51%	2.00%
	2016		0.10%	0.90%	10.10	20.19	269,921	3,529,632	2.88%	3.71%	1.75%
	2015		0.10%	0.90%	11.30	19.51	268,057	3,474,566	-4.09%	-3.32%	1.69%
LVIP T. Rowe Price Growth Stock Fund - Standard Class
	2019		0.00%	0.90%	15.95	44.53	4,404,538	95,486,077	29.89%	30.93%	0.08%
	2018		0.10%	0.90%	12.20	34.03	3,668,619	64,457,832	-2.01%	-1.22%	0.19%
	2017		0.10%	0.90%	13.88	34.47	2,948,541	54,950,147	32.50%	33.56%	0.25%
	2016		0.10%	0.90%	10.41	25.82	2,419,308	35,251,022	0.49%	1.29%	0.10%
	2015		0.10%	0.90%	11.87	25.50	1,764,974	27,772,426	9.74%	10.62%	0.00%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class
	2019		0.00%	0.90%	15.59	61.19	2,562,607	54,538,787	36.17%	37.26%	0.18%
	2018		0.10%	0.90%	11.37	44.69	2,074,573	34,281,313	-3.94%	-3.17%	0.41%
	2017		0.10%	0.90%	12.73	46.27	1,686,098	30,325,424	23.63%	24.62%	0.22%
	2016		0.10%	0.90%	10.23	37.22	1,403,143	21,280,456	6.59%	7.45%	0.31%
	2015		0.10%	0.90%	11.24	34.73	927,977	14,573,556	1.19%	2.00%	0.15%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class
	2019		0.00%	0.90%	$12.39	$12.84	1,034,087	$12,716,621	16.13%	17.01%	1.74%
	2018		0.10%	0.90%	10.67	10.97	925,505	9,942,748	-5.47%	-4.76%	2.06%
	2017		0.15%	0.90%	11.29	11.52	351,360	3,971,422	14.19%	15.06%	2.29%
	2016		0.15%	0.90%	9.89	10.01	160,929	1,591,773	3.15%	3.94%	2.01%
	2015	7/27/15	0.15%	0.90%	9.59	9.63	9,376	89,887	-2.81%	0.41%	3.04%
LVIP Vanguard Domestic Equity ETF Fund - Standard Class
	2019		0.00%	0.90%	14.22	26.32	7,538,816	141,524,890	29.12%	30.16%	1.76%
	2018		0.10%	0.90%	10.93	20.22	6,312,789	95,102,714	-5.78%	-5.02%	1.62%
	2017		0.10%	0.90%	13.02	21.29	4,860,297	79,953,483	19.09%	20.05%	1.75%
	2016		0.10%	0.90%	10.85	17.74	3,503,421	49,917,610	11.14%	12.03%	1.80%
	2015		0.10%	0.90%	11.24	15.83	2,569,361	34,212,746	-1.22%	-0.41%	1.98%
LVIP Vanguard International Equity ETF Fund - Standard Class
	2019		0.00%	0.90%	12.16	15.85	7,242,798	95,943,245	21.10%	22.08%	3.30%
	2018		0.10%	0.90%	9.97	13.02	6,098,778	67,409,179	-15.47%	-14.79%	2.47%
	2017		0.10%	0.90%	11.71	15.31	4,420,556	58,596,871	27.16%	28.18%	2.32%
	2016		0.10%	0.90%	9.15	11.98	3,411,709	36,297,522	2.79%	3.61%	2.60%
	2015		0.10%	0.90%	9.47	11.59	2,408,567	25,635,793	-3.82%	-3.04%	2.73%
LVIP VIP Mid Cap Managed Volatility Portfolio - Standard Class
	2015		0.15%	0.90%	9.66	9.77	18,204	175,773	-5.30%	-4.59%	0.96%
LVIP Wellington Capital Growth Fund - Standard Class
	2019		0.00%	0.90%	17.99	45.36	2,176,586	54,234,307	40.11%	41.24%	0.00%
	2018		0.10%	0.90%	12.75	32.13	1,492,880	29,137,203	0.44%	1.25%	0.00%
	2017		0.10%	0.90%	13.92	31.75	1,071,493	22,336,966	34.64%	35.73%	0.00%
	2016		0.10%	0.90%	10.26	23.40	921,930	14,925,116	-0.81%	0.00%	0.00%
	2015		0.10%	0.90%	11.91	23.41	666,855	11,947,015	8.44%	9.31%	0.00%
LVIP Wellington Mid-Cap Value Fund - Standard Class
	2019		0.00%	0.90%	12.07	31.13	2,008,431	32,713,901	29.42%	30.46%	1.08%
	2018		0.10%	0.90%	9.26	23.87	1,704,188	21,774,176	-15.30%	-14.62%	0.75%
	2017		0.10%	0.90%	11.93	27.98	1,324,350	20,561,424	12.42%	13.32%	0.47%
	2016		0.10%	0.90%	10.53	24.70	911,886	13,570,353	12.05%	12.95%	0.50%
	2015		0.10%	0.90%	10.69	21.88	765,738	10,526,110	-2.40%	-1.61%	0.72%
M Capital Appreciation Fund
	2019		0.20%	0.90%	12.34	39.76	104,862	1,704,448	27.70%	28.59%	0.32%
	2018		0.20%	0.90%	10.77	31.13	110,252	1,395,250	-14.92%	-14.32%	0.32%
	2017		0.20%	0.90%	12.57	50.97	91,754	1,517,205	17.95%	18.78%	0.00%
	2016		0.20%	0.90%	10.58	43.21	100,873	1,425,209	19.98%	20.82%	0.00%
	2015		0.20%	0.90%	10.15	36.02	104,383	1,525,765	-7.42%	-6.77%	0.00%
M International Equity Fund
	2019		0.20%	0.90%	10.12	14.82	184,112	1,912,402	19.25%	20.09%	2.84%
	2018		0.20%	0.90%	8.42	12.43	189,449	1,643,270	-21.28%	-20.73%	1.48%
	2017		0.20%	0.90%	9.83	25.18	172,197	1,873,762	22.93%	23.80%	1.69%
	2016		0.20%	0.90%	7.97	20.49	182,241	1,609,705	-0.95%	-0.25%	0.84%
	2015		0.20%	0.90%	8.02	20.68	208,714	2,122,506	-4.80%	-4.13%	1.65%
M Large Cap Growth Fund
	2019		0.20%	0.90%	16.59	41.95	164,147	3,260,057	34.87%	35.82%	0.00%
	2018		0.20%	0.90%	13.01	31.10	186,121	2,722,866	-5.80%	-5.14%	0.00%
	2017		0.20%	0.90%	13.72	41.46	164,647	2,927,055	37.72%	38.70%	0.00%
	2016		0.20%	0.90%	9.89	30.10	184,159	2,369,313	-3.20%	-2.52%	0.00%
	2015		0.20%	0.90%	12.08	31.10	158,788	2,551,482	6.74%	7.49%	0.03%
M Large Cap Value Fund
	2019		0.20%	0.90%	11.91	24.83	173,431	2,345,035	20.43%	21.27%	1.77%
	2018		0.20%	0.90%	10.48	20.62	179,719	2,014,813	-12.86%	-12.24%	1.44%
	2017		0.20%	0.90%	11.94	32.04	165,519	2,232,755	13.96%	14.76%	1.54%
	2016		0.20%	0.90%	10.40	28.12	168,942	2,005,540	8.66%	9.42%	1.48%
	2015		0.20%	0.90%	10.48	25.88	164,363	2,201,681	-1.55%	-0.86%	1.35%
MFS® VIT Core Equity Series - Initial Class
	2015		0.00%	0.00%	—	—	—	—	0.00%	0.00%	0.95%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
MFS® VIT Growth Series - Initial Class
	2019		0.00%	0.90%	$12.80	$56.60	2,692,600	$66,911,849	36.91%	38.01%	0.00%
	2018		0.10%	0.90%	12.55	41.11	2,331,007	48,185,275	1.75%	2.57%	0.09%
	2017		0.10%	0.90%	13.85	40.19	1,935,174	41,786,944	30.23%	31.27%	0.11%
	2016		0.10%	0.90%	10.56	30.69	1,667,122	29,131,037	1.53%	2.34%	0.04%
	2015		0.10%	0.90%	11.62	30.06	1,320,680	24,733,134	6.60%	7.45%	0.16%
MFS® VIT Total Return Series - Initial Class
	2019		0.00%	0.90%	11.47	30.62	4,127,664	63,088,060	19.31%	20.26%	2.36%
	2018		0.10%	0.90%	10.30	25.67	3,180,028	44,381,031	-6.46%	-5.71%	2.31%
	2017		0.10%	0.90%	11.65	27.44	2,459,176	39,868,443	11.29%	12.19%	2.42%
	2016		0.10%	0.90%	10.94	24.66	1,960,725	31,361,222	8.12%	8.99%	2.66%
	2015		0.10%	0.90%	10.44	22.81	1,716,476	27,419,153	-1.26%	-0.47%	2.61%
MFS® VIT Utilities Series - Initial Class
	2019		0.00%	0.90%	12.52	58.19	2,439,387	44,941,603	23.95%	24.94%	4.02%
	2018		0.10%	0.90%	10.71	46.95	2,343,690	37,180,065	0.15%	0.96%	1.11%
	2017		0.10%	0.90%	10.62	46.87	2,390,837	39,244,658	13.80%	14.72%	4.28%
	2016		0.10%	0.90%	9.27	41.19	2,310,233	35,740,262	10.47%	11.36%	3.55%
	2015		0.10%	0.90%	8.72	37.28	2,036,636	30,854,834	-15.28%	-14.60%	4.17%
MFS® VIT II Core Equity Portfolio - Initial Class
	2019		0.20%	0.90%	19.17	48.86	47,569	1,214,416	32.00%	32.92%	0.81%
	2018		0.20%	0.90%	14.42	36.81	40,111	921,109	-4.69%	-3.99%	0.66%
	2017		0.20%	0.90%	15.02	38.41	42,642	1,026,457	23.71%	24.58%	0.91%
	2016		0.20%	0.90%	12.06	30.88	53,744	1,053,679	10.38%	11.15%	0.77%
	2015	3/27/15	0.20%	0.90%	10.85	27.82	46,067	798,921	-3.21%	-2.69%	0.55%
Neuberger Berman AMT Large Cap Value Portfolio - I Class
	2019		0.00%	0.00%	—	—	—	—	0.00%	0.00%	1.99%
	2018		0.20%	0.90%	20.68	36.55	47,111	1,405,631	-1.93%	-1.39%	1.15%
	2017		0.35%	0.90%	20.97	37.06	52,764	1,594,837	12.35%	12.96%	0.57%
	2016		0.35%	0.90%	18.56	32.81	60,482	1,647,804	26.23%	26.92%	0.73%
	2015		0.35%	0.90%	14.62	25.85	56,983	1,215,782	-12.60%	-12.11%	0.75%
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class
	2019		0.20%	0.90%	11.63	45.51	776,241	18,591,151	31.56%	32.48%	0.00%
	2018		0.20%	0.90%	12.61	34.40	794,415	15,811,261	-7.24%	-6.58%	0.00%
	2017		0.20%	0.90%	13.51	36.88	867,773	18,882,798	24.17%	25.04%	0.00%
	2016		0.20%	0.90%	10.80	29.54	939,502	16,982,080	3.46%	4.19%	0.00%
	2015		0.20%	0.90%	11.08	28.40	934,244	17,496,330	0.37%	1.07%	0.00%
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class
	2019		0.20%	0.90%	12.43	41.76	330,457	5,592,293	15.70%	16.51%	0.71%
	2018		0.20%	0.90%	10.67	35.90	326,774	4,999,884	-16.03%	-15.44%	0.66%
	2017		0.20%	0.90%	12.61	42.52	340,611	6,318,830	15.69%	16.50%	0.83%
	2016		0.20%	0.90%	10.83	36.55	351,672	5,819,933	15.13%	15.94%	0.61%
	2015		0.20%	0.90%	10.76	31.57	341,905	5,459,516	-9.16%	-8.52%	0.77%
Neuberger Berman AMT Sustainable Equity Portfolio - I Class
	2019	4/30/19	0.20%	0.90%	12.38	44.71	57,682	1,469,507	8.74%	11.54%	0.42%
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class
	2019		0.00%	0.90%	5.53	9.55	4,231,993	27,467,334	10.43%	11.32%	4.52%
	2018		0.10%	0.90%	4.99	8.59	3,820,862	22,381,068	-14.90%	-14.22%	2.08%
	2017		0.10%	0.90%	5.84	9.24	3,405,950	23,364,966	1.24%	2.05%	11.16%
	2016		0.10%	0.90%	5.76	9.05	2,757,242	18,599,830	14.12%	15.04%	1.04%
	2015		0.10%	0.90%	5.03	7.87	2,461,120	14,511,219	-26.37%	-25.78%	4.21%
Putnam VT Equity Income Fund - Class IB
	2019		0.20%	0.90%	24.01	39.10	71,241	1,795,019	29.24%	29.95%	1.99%
	2018		0.35%	0.90%	18.47	30.09	69,682	1,442,119	-9.31%	-8.81%	0.70%
	2017	5/12/17	0.35%	0.90%	20.26	33.00	74,509	1,697,270	12.56%	12.95%	0.00%

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

Subaccount	Year	Commencement Date(1)	Minimum Fee Rate(2)	Maximum Fee Rate(2)	Minimum Unit Value(3)	Maximum Unit Value(3)	Units Outstanding	Net Assets	Minimum Total Return(4)	Maximum Total Return(4)	Investment Income Ratio(5)
Putnam VT Global Health Care Fund - Class IB
	2019		0.20%	0.90%	$28.31	$39.61	64,815	$1,983,152	29.12%	29.84%	0.00%
	2018		0.35%	0.90%	21.81	30.51	67,869	1,700,990	-1.48%	-0.94%	0.97%
	2017		0.35%	0.90%	22.01	30.80	74,096	1,881,309	14.27%	14.90%	0.52%
	2016		0.35%	0.90%	19.16	26.81	89,707	2,014,431	-12.15%	-11.66%	0.00%
	2015		0.35%	0.90%	21.69	30.35	130,873	3,383,281	6.82%	7.41%	0.00%
Putnam VT Growth & Income Fund - Class IB
	2017		0.00%	0.00%	—	—	—	—	0.00%	0.00%	2.09%
	2016		0.35%	0.90%	17.08	27.82	72,298	1,395,426	13.99%	14.62%	1.43%
	2015		0.35%	0.90%	14.90	24.27	83,705	1,386,528	-8.36%	-7.85%	1.84%
Templeton Foreign VIP Fund - Class 1
	2019		0.55%	0.55%	17.28	17.28	63,764	1,101,635	12.22%	12.22%	1.96%
	2018		0.55%	0.55%	15.40	15.40	70,377	1,083,507	-15.73%	-15.73%	2.89%
	2017		0.55%	0.55%	18.27	18.27	73,741	1,347,279	16.38%	16.38%	2.76%
	2016		0.55%	0.55%	15.70	15.70	84,016	1,318,979	6.90%	6.90%	2.00%
	2015		0.55%	0.55%	14.69	14.69	87,339	1,282,639	-6.82%	-6.82%	3.32%
Templeton Foreign VIP Fund - Class 2
	2019		0.20%	0.90%	9.45	20.10	173,912	2,510,605	11.52%	12.30%	1.74%
	2018		0.20%	0.90%	13.17	17.92	144,089	2,424,087	-16.20%	-15.74%	2.75%
	2017		0.35%	0.90%	15.62	21.27	176,813	3,551,352	15.65%	16.28%	2.66%
	2016		0.35%	0.90%	13.44	18.29	185,516	3,196,546	6.22%	6.80%	1.77%
	2015		0.35%	0.90%	12.58	17.13	199,035	3,224,608	-7.33%	-6.82%	3.21%
Templeton Global Bond VIP Fund - Class 1
	2019		0.10%	0.90%	10.06	20.16	5,834,264	59,997,352	1.34%	2.15%	7.04%
	2018		0.10%	0.90%	9.93	19.89	4,419,850	45,191,049	1.29%	2.11%	0.00%
	2017		0.10%	0.90%	9.80	20.65	3,445,917	35,923,359	1.24%	2.05%	0.00%
	2016		0.10%	0.90%	9.68	20.32	2,513,859	27,617,345	2.28%	3.11%	0.00%
	2015		0.10%	0.90%	9.46	19.79	1,769,053	20,771,703	-4.96%	-4.20%	7.70%
Templeton Growth VIP Fund - Class 1
	2019		0.20%	0.90%	11.19	22.67	464,320	7,125,421	14.40%	15.20%	2.98%
	2018		0.20%	0.90%	9.71	19.75	490,276	6,554,218	-15.37%	-14.78%	2.21%
	2017		0.20%	0.90%	11.39	23.25	533,581	8,450,952	17.70%	18.53%	1.82%
	2016		0.20%	0.90%	9.61	19.69	548,239	7,464,657	8.91%	9.68%	2.12%
	2015		0.20%	0.90%	8.76	18.01	532,039	7,129,446	-7.08%	-6.42%	2.84%
Templeton Growth VIP Fund - Class 2
	2019		0.20%	0.90%	9.73	25.05	57,869	1,155,937	14.12%	14.93%	2.77%
	2018		0.20%	0.90%	16.39	21.94	46,939	1,016,502	-15.62%	-15.15%	1.96%
	2017		0.35%	0.90%	19.32	26.01	49,953	1,257,677	17.45%	18.09%	1.60%
	2016		0.35%	0.90%	16.36	22.14	49,937	1,083,095	8.64%	9.24%	1.91%
	2015		0.35%	0.90%	14.98	20.38	52,807	1,036,630	-7.32%	-6.81%	2.58%
TOPS® Balanced ETF Portfolio - Class 2 Shares
	2019	8/5/19	0.15%	0.90%	10.80	10.85	37,950	409,829	2.20%	7.36%	0.79%
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares
	2019	6/18/19	0.15%	0.90%	10.94	10.99	45,083	494,168	3.96%	9.17%	0.50%

(1)  Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received thereby a succeeding commencement date is disclosed.

(2)  These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for only those subaccounts which contain investments as of the respective year end. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3)  As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

3. Financial Highlights (continued)

(4)  These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5)  These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. Purchases and Sales of Investments

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2019:

	Aggregate Cost of Purchases	Aggregate Proceeds from Sales
AB VPS Global Thematic Growth Portfolio - Class A	$2,523,467	$1,078,797
AB VPS Growth and Income Portfolio - Class A	2,567,223	2,558,413
AB VPS International Value Portfolio - Class A	749,617	894,942
AB VPS Large Cap Growth Portfolio - Class A	803,135	645,448
AB VPS Small/Mid Cap Value Portfolio - Class A	11,584,421	1,543,826
American Century VP Balanced Fund - Class I	11,188,830	1,484,211
American Century VP Inflation Protection Fund - Class I	867,254	1,439,540
American Funds Global Growth Fund - Class 2	32,093,149	9,073,326
American Funds Global Small Capitalization Fund - Class 2	11,709,920	3,874,016
American Funds Growth Fund - Class 2	104,544,314	20,731,582
American Funds Growth-Income Fund - Class 2	82,396,986	11,161,564
American Funds International Fund - Class 2	21,307,055	7,949,210
BlackRock Global Allocation V.I. Fund - Class I	28,271,433	5,682,273
ClearBridge Variable Mid Cap Portfolio - Class I	5,367,646	1,563,607
Delaware VIP® Diversified Income Series - Standard Class	14,812,333	6,204,025
Delaware VIP® Emerging Markets Series - Standard Class	13,927,330	6,220,128
Delaware VIP® High Yield Series - Standard Class	4,766,450	4,316,781
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	12,838,899	6,579,847
Delaware VIP® REIT Series - Standard Class	6,075,750	5,723,293
Delaware VIP® Small Cap Value Series - Standard Class	13,354,113	4,613,031
Delaware VIP® Smid Cap Core Series - Standard Class	11,906,182	5,747,149
Delaware VIP® U.S. Growth Series - Standard Class	9,146,995	2,127,167
Delaware VIP® Value Series - Standard Class	17,205,192	3,382,260
DWS Alternative Asset Allocation VIP Portfolio - Class A	2,406,811	770,220
DWS Equity 500 Index VIP Portfolio - Class A	3,991,365	4,940,514
DWS Small Cap Index VIP Portfolio - Class A	1,288,959	669,526
Fidelity® VIP Asset Manager Portfolio - Initial Class	54,650	123,926
Fidelity® VIP Contrafund® Portfolio - Service Class	35,512,863	11,854,115
Fidelity® VIP Equity-Income Portfolio - Initial Class	193,050	276,873
Fidelity® VIP Equity-Income Portfolio - Service Class	539,020	591,179
Fidelity® VIP Growth Opportunities Portfolio - Service Class	690,746	902,711
Fidelity® VIP Growth Portfolio - Service Class	13,193,564	3,374,694
Fidelity® VIP High Income Portfolio - Service Class	225,582	314,441
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	61,219	111,633
Fidelity® VIP Mid Cap Portfolio - Service Class	21,270,489	2,223,686
Fidelity® VIP Overseas Portfolio - Service Class	875,459	735,880
Franklin Income VIP Fund - Class 1	21,495,453	3,565,305
Franklin Mutual Shares VIP Fund - Class 1	11,025,755	2,095,549

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

4. Purchases and Sales of Investments (continued)

	Aggregate Cost of Purchases	Aggregate Proceeds from Sales
Franklin Small-Mid Cap Growth VIP Fund - Class 1	$2,781,900	$2,175,904
Invesco V.I. American Franchise Fund - Series I Shares	1,817,542	1,673,468
Invesco V.I. Core Equity Fund - Series I Shares	2,203,226	2,260,894
Invesco V.I. Core Plus Bond Fund - Series I Shares	72,052	71,982
Invesco V.I. International Growth Fund - Series I Shares	4,755,947	1,944,394
Janus Henderson Balanced Portfolio - Institutional Shares	680,998	987,327
Janus Henderson Balanced Portfolio - Service Shares	979,369	990,927
Janus Henderson Enterprise Portfolio - Service Shares	885,810	993,006
Janus Henderson Global Research Portfolio - Institutional Shares	784,814	793,084
Janus Henderson Global Research Portfolio - Service Shares	287,530	226,463
Janus Henderson Global Technology Portfolio - Service Shares	314,604	422,312
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	6,262,960	1,781,717
LVIP Baron Growth Opportunities Fund - Service Class	5,833,562	3,833,372
LVIP Baron Growth Opportunities Fund - Standard Class	190,901	414,234
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	4,616,365	2,819,015
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	5,419,858	678,039
LVIP BlackRock Global Real Estate Fund - Standard Class	4,555,731	1,982,363
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	10,076,082	3,354,314
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	4,024,225	324,276
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	691,075	648,139
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	1,224,664	736,988
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	106,049	1,147,618
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	1,220,625	35,076
LVIP Delaware Bond Fund - Standard Class	38,713,682	7,361,399
LVIP Delaware Diversified Floating Rate Fund - Standard Class	9,273,189	2,800,241
LVIP Delaware Social Awareness Fund - Standard Class	1,651,525	540,442
LVIP Delaware Special Opportunities Fund - Standard Class	4,432,049	1,189,672
LVIP Delaware Wealth Builder Fund - Standard Class	308,364	108,180
LVIP Dimensional International Core Equity Fund - Standard Class	8,945,395	1,032,840
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	1,061,221	1,040,668
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	11,523,480	1,762,821
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	8,945,056	2,387,248
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	954,084	1,001,509
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	21,469,582	4,206,857
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	819,696	219,832
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	5,136,027	2,214,354
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	14,167,239	9,292,311
LVIP Global Income Fund - Standard Class	2,692,399	1,089,147
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	13,631,141	5,670,392
LVIP Government Money Market Fund - Standard Class	190,603,032	203,548,312
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	143,797	1,815,547
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	1,901,380	190,897
LVIP JPMorgan High Yield Fund - Standard Class	14,731,423	3,739,673
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	1,405,276	328,258
LVIP MFS International Growth Fund - Standard Class	10,450,717	1,441,824
LVIP MFS Value Fund - Standard Class	15,882,405	4,946,182
LVIP Mondrian International Value Fund - Standard Class	5,920,696	4,527,034
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	57,469	23,384
LVIP SSGA Bond Index Fund - Standard Class	26,358,993	3,782,348
LVIP SSGA Conservative Index Allocation Fund - Standard Class	3,954,991	899,612
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	2,075,901	588,135
LVIP SSGA Developed International 150 Fund - Standard Class	8,800,754	2,455,226
LVIP SSGA Emerging Markets 100 Fund - Standard Class	10,301,000	3,463,224
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	1,545,732	757,217
LVIP SSGA International Index Fund - Standard Class	8,269,145	2,275,949
LVIP SSGA International Managed Volatility Fund - Standard Class	612,343	418,173
LVIP SSGA Large Cap 100 Fund - Standard Class	9,582,063	1,984,930
LVIP SSGA Moderate Index Allocation Fund - Standard Class	38,509,822	4,819,358
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	12,909,301	3,245,419
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	29,846,730	6,113,265
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	13,949,647	4,052,345

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

4. Purchases and Sales of Investments (continued)

	Aggregate Cost of Purchases	Aggregate Proceeds from Sales
LVIP SSGA S&P 500 Index Fund - Standard Class	$179,900,420	$27,587,291
LVIP SSGA Small-Cap Index Fund - Standard Class	19,830,610	2,704,486
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	14,244,061	2,633,291
LVIP T. Rowe Price 2010 Fund - Standard Class	311,692	68,890
LVIP T. Rowe Price 2020 Fund - Standard Class	952,414	160,191
LVIP T. Rowe Price 2030 Fund - Standard Class	575,651	386,420
LVIP T. Rowe Price 2040 Fund - Standard Class	653,624	462,454
LVIP T. Rowe Price Growth Stock Fund - Standard Class	19,684,266	4,819,784
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	13,241,352	3,076,969
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	4,153,871	1,802,304
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	26,386,444	6,240,497
LVIP Vanguard International Equity ETF Fund - Standard Class	18,429,567	3,039,991
LVIP Wellington Capital Growth Fund - Standard Class	18,808,868	3,633,753
LVIP Wellington Mid-Cap Value Fund - Standard Class	7,272,342	1,045,476
M Capital Appreciation Fund	219,716	174,132
M International Equity Fund	157,263	169,173
M Large Cap Growth Fund	276,744	492,657
M Large Cap Value Fund	200,429	184,573
MFS® VIT Growth Series - Initial Class	11,915,927	6,564,376
MFS® VIT Total Return Series - Initial Class	14,792,474	3,115,230
MFS® VIT Utilities Series - Initial Class	4,109,743	3,638,790
MFS® VIT II Core Equity Portfolio - Initial Class	339,441	192,360
Neuberger Berman AMT Large Cap Value Portfolio - I Class	373,085	1,596,785
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	1,389,788	2,328,545
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	1,022,335	577,755
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	1,629,325	203,976
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	5,071,267	1,474,752
Putnam VT Equity Income Fund - Class IB	264,255	167,804
Putnam VT Global Health Care Fund - Class IB	144,829	260,422
Templeton Foreign VIP Fund - Class 1	93,342	172,373
Templeton Foreign VIP Fund - Class 2	253,022	389,672
Templeton Global Bond VIP Fund - Class 1	22,999,409	5,623,503
Templeton Growth VIP Fund - Class 1	1,821,753	782,522
Templeton Growth VIP Fund - Class 2	408,159	180,908
TOPS® Balanced ETF Portfolio - Class 2 Shares	404,233	1,617
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	484,796	5,463

5. Investments

The following is a summary of investments owned at December 31, 2019:

	Shares Owned	Net Asset Value	Fair Value of Shares	Cost of Shares
AB VPS Global Thematic Growth Portfolio - Class A	344,296	$33.52	$11,540,813	$9,033,630
AB VPS Growth and Income Portfolio - Class A	609,206	30.30	18,458,952	16,732,693
AB VPS International Value Portfolio - Class A	670,243	14.37	9,631,398	9,597,592
AB VPS Large Cap Growth Portfolio - Class A	67,072	61.26	4,108,839	3,340,544
AB VPS Small/Mid Cap Value Portfolio - Class A	2,922,653	17.91	52,344,724	56,286,863
American Century VP Balanced Fund - Class I	3,840,802	8.18	31,417,759	28,684,027
American Century VP Inflation Protection Fund - Class I	1,102,558	10.28	11,334,294	11,371,561
American Funds Global Growth Fund - Class 2	4,567,891	32.24	147,268,806	127,298,075
American Funds Global Small Capitalization Fund - Class 2	3,909,752	26.02	101,731,759	90,299,101
American Funds Growth Fund - Class 2	5,413,388	80.57	436,156,649	388,608,004
American Funds Growth-Income Fund - Class 2	8,295,777	50.08	415,452,519	384,373,762
American Funds International Fund - Class 2	10,387,210	20.78	215,846,233	200,745,512
BlackRock Global Allocation V.I. Fund - Class I	13,965,891	17.12	239,096,050	231,909,327
ClearBridge Variable Mid Cap Portfolio - Class I	1,115,347	22.60	25,206,852	22,163,626
Delaware VIP® Diversified Income Series - Standard Class	7,633,245	10.71	81,752,051	79,872,488
Delaware VIP® Emerging Markets Series - Standard Class	4,213,785	24.27	102,268,563	87,864,337

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

5. Investments (continued)

	Shares Owned	Net Asset Value	Fair Value of Shares	Cost of Shares
Delaware VIP® High Yield Series - Standard Class	3,602,972	$5.08	$18,303,096	$18,668,950
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	6,861,967	9.82	67,384,521	67,396,272
Delaware VIP® REIT Series - Standard Class	4,305,909	14.69	63,253,805	58,748,386
Delaware VIP® Small Cap Value Series - Standard Class	2,277,834	38.30	87,241,051	83,523,978
Delaware VIP® Smid Cap Core Series - Standard Class	3,246,214	23.09	74,955,085	79,599,249
Delaware VIP® U.S. Growth Series - Standard Class	3,589,148	10.15	36,429,851	37,521,523
Delaware VIP® Value Series - Standard Class	2,627,825	31.09	81,699,087	74,292,271
DWS Alternative Asset Allocation VIP Portfolio - Class A	1,269,489	13.35	16,947,674	16,779,958
DWS Equity 500 Index VIP Portfolio - Class A	2,073,400	23.14	47,978,477	36,900,263
DWS Small Cap Index VIP Portfolio - Class A	658,162	16.97	11,169,010	9,983,694
Fidelity® VIP Asset Manager Portfolio - Initial Class	34,967	15.23	532,543	523,419
Fidelity® VIP Contrafund® Portfolio - Service Class	6,294,833	36.96	232,657,019	207,454,286
Fidelity® VIP Equity-Income Portfolio - Initial Class	77,665	23.77	1,846,086	1,589,910
Fidelity® VIP Equity-Income Portfolio - Service Class	253,864	23.63	5,998,812	5,454,820
Fidelity® VIP Growth Opportunities Portfolio - Service Class	87,790	48.77	4,281,532	2,985,105
Fidelity® VIP Growth Portfolio - Service Class	807,156	78.70	63,523,190	51,839,818
Fidelity® VIP High Income Portfolio - Service Class	316,506	5.38	1,702,803	1,735,687
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	69,847	13.17	919,888	903,557
Fidelity® VIP Mid Cap Portfolio - Service Class	3,021,000	32.59	98,454,389	100,538,412
Fidelity® VIP Overseas Portfolio - Service Class	311,803	23.03	7,180,821	6,098,427
Franklin Income VIP Fund - Class 1	6,261,279	16.52	103,436,326	100,097,915
Franklin Mutual Shares VIP Fund - Class 1	3,195,165	19.19	61,315,212	63,143,122
Franklin Small-Mid Cap Growth VIP Fund - Class 1	768,811	19.74	15,176,339	15,461,668
Invesco V.I. American Franchise Fund - Series I Shares	186,877	67.15	12,548,809	9,807,476
Invesco V.I. Core Equity Fund - Series I Shares	405,270	34.95	14,164,202	12,885,661
Invesco V.I. Core Plus Bond Fund - Series I Shares	158,621	6.47	1,026,280	984,055
Invesco V.I. International Growth Fund - Series I Shares	758,806	39.06	29,638,957	26,656,700
Janus Henderson Balanced Portfolio - Institutional Shares	243,241	39.48	9,603,146	7,835,913
Janus Henderson Balanced Portfolio - Service Shares	225,157	41.70	9,389,026	7,165,122
Janus Henderson Enterprise Portfolio - Service Shares	73,112	79.93	5,843,869	4,377,641
Janus Henderson Global Research Portfolio - Institutional Shares	166,402	56.59	9,416,714	6,608,434
Janus Henderson Global Research Portfolio - Service Shares	39,966	55.27	2,208,937	1,476,029
Janus Henderson Global Technology Portfolio - Service Shares	228,264	15.03	3,430,810	2,227,967
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	1,502,484	17.65	26,518,841	24,543,667
LVIP Baron Growth Opportunities Fund - Service Class	801,487	60.14	48,201,407	37,819,517
LVIP Baron Growth Opportunities Fund - Standard Class	21,776	62.16	1,353,545	1,047,858
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	2,081,228	20.92	43,545,524	36,837,123
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	1,969,417	12.53	24,668,911	22,528,159
LVIP BlackRock Global Real Estate Fund - Standard Class	2,928,125	9.77	28,607,784	27,248,664
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	3,902,000	10.05	39,207,297	39,878,037
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	679,210	13.01	8,835,165	7,998,040
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	243,787	37.33	9,101,308	7,527,830
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	572,412	17.15	9,816,296	7,668,928
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	94,265	13.64	1,285,584	1,187,172
LVIP Delaware Bond Fund - Standard Class	14,003,957	13.70	191,882,223	192,930,765
LVIP Delaware Diversified Floating Rate Fund - Standard Class	3,222,408	10.00	32,233,751	32,537,903
LVIP Delaware Social Awareness Fund - Standard Class	233,482	41.15	9,608,733	9,162,887
LVIP Delaware Special Opportunities Fund - Standard Class	498,050	36.47	18,162,876	19,128,935
LVIP Delaware Wealth Builder Fund - Standard Class	249,817	11.81	2,950,843	3,342,475
LVIP Dimensional International Core Equity Fund - Standard Class	2,623,138	10.98	28,788,939	27,302,467
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	1,236,401	10.12	12,512,381	12,010,585
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	966,240	34.70	33,526,594	30,492,429
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	2,499,797	14.37	35,912,083	29,891,843
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	854,344	16.49	14,083,868	11,580,063
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	8,552,861	10.77	92,080,106	90,523,901
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	249,094	35.45	8,829,145	8,000,094
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	3,423,830	14.11	48,320,512	47,264,823
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	8,939,664	14.56	130,170,449	121,485,245
LVIP Global Income Fund - Standard Class	1,313,013	11.52	15,128,533	14,939,061
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	7,462,951	14.88	111,018,866	104,178,535
LVIP Government Money Market Fund - Standard Class	9,983,748	10.00	99,837,480	99,837,477

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

5. Investments (continued)

	Shares Owned	Net Asset Value	Fair Value of Shares	Cost of Shares
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	156,588	$11.94	$1,869,346	$1,715,285
LVIP JPMorgan High Yield Fund - Standard Class	5,792,084	10.56	61,152,820	63,333,873
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	921,508	17.49	16,119,022	13,815,237
LVIP MFS International Growth Fund - Standard Class	2,720,437	19.27	52,409,210	43,369,089
LVIP MFS Value Fund - Standard Class	2,888,726	46.46	134,216,004	109,967,746
LVIP Mondrian International Value Fund - Standard Class	2,466,070	16.96	41,829,478	41,177,750
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	31,441	10.83	340,382	314,693
LVIP SSGA Bond Index Fund - Standard Class	6,528,292	11.46	74,814,226	73,961,068
LVIP SSGA Conservative Index Allocation Fund - Standard Class	1,906,118	13.53	25,793,589	23,989,536
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	1,227,552	11.97	14,688,888	14,506,819
LVIP SSGA Developed International 150 Fund - Standard Class	4,111,653	8.15	33,526,420	35,329,509
LVIP SSGA Emerging Markets 100 Fund - Standard Class	5,593,148	8.58	47,994,806	50,581,533
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	2,020,534	12.27	24,787,910	23,527,973
LVIP SSGA International Index Fund - Standard Class	5,934,065	9.84	58,409,006	54,099,237
LVIP SSGA International Managed Volatility Fund - Standard Class	1,142,062	9.91	11,312,121	9,773,075
LVIP SSGA Large Cap 100 Fund - Standard Class	3,351,943	13.13	44,004,313	45,954,583
LVIP SSGA Moderate Index Allocation Fund - Standard Class	8,637,289	15.34	132,530,568	120,737,853
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	6,135,779	12.95	79,458,335	77,271,584
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	9,128,660	15.89	145,063,535	129,346,328
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	5,424,495	13.48	73,138,461	70,499,238
LVIP SSGA S&P 500 Index Fund - Standard Class	33,378,954	20.99	700,590,863	573,918,243
LVIP SSGA Small-Cap Index Fund - Standard Class	2,580,127	31.69	81,769,396	74,944,147
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	4,491,126	12.75	57,279,820	58,630,142
LVIP T. Rowe Price 2010 Fund - Standard Class	44,365	9.72	431,183	485,524
LVIP T. Rowe Price 2020 Fund - Standard Class	168,612	10.05	1,694,554	1,816,384
LVIP T. Rowe Price 2030 Fund - Standard Class	214,795	10.79	2,317,204	2,436,596
LVIP T. Rowe Price 2040 Fund - Standard Class	353,136	10.29	3,633,773	3,714,451
LVIP T. Rowe Price Growth Stock Fund - Standard Class	1,942,748	49.15	95,486,077	75,684,565
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	1,835,272	29.72	54,538,787	45,158,134
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	1,116,178	11.39	12,716,621	12,220,267
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	6,350,964	22.28	141,524,890	110,029,348
LVIP Vanguard International Equity ETF Fund - Standard Class	8,377,128	11.45	95,943,245	87,478,229
LVIP Wellington Capital Growth Fund - Standard Class	955,822	56.74	54,234,307	44,345,383
LVIP Wellington Mid-Cap Value Fund - Standard Class	1,186,361	27.58	32,713,901	29,676,029
M Capital Appreciation Fund	68,042	25.05	1,704,448	1,850,194
M International Equity Fund	153,978	12.42	1,912,402	1,852,095
M Large Cap Growth Fund	111,151	29.33	3,260,057	2,688,219
M Large Cap Value Fund	183,206	12.80	2,345,035	2,371,367
MFS® VIT Growth Series - Initial Class	1,126,462	59.40	66,911,849	51,572,949
MFS® VIT Total Return Series - Initial Class	2,533,657	24.90	63,088,060	58,274,382
MFS® VIT Utilities Series - Initial Class	1,277,476	35.18	44,941,603	38,081,047
MFS® VIT II Core Equity Portfolio - Initial Class	48,949	24.81	1,214,416	1,148,770
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	624,703	29.76	18,591,151	16,093,800
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	349,300	16.01	5,592,293	5,667,643
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	54,649	26.89	1,469,507	1,422,263
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	4,285,076	6.41	27,467,334	34,841,610
Putnam VT Equity Income Fund - Class IB	66,779	26.88	1,795,019	1,591,553
Putnam VT Global Health Care Fund - Class IB	118,752	16.70	1,983,152	1,845,082
Templeton Foreign VIP Fund - Class 1	77,416	14.23	1,101,635	1,113,507
Templeton Foreign VIP Fund - Class 2	180,230	13.93	2,510,605	2,472,312
Templeton Global Bond VIP Fund - Class 1	3,594,808	16.69	59,997,352	61,543,450
Templeton Growth VIP Fund - Class 1	639,051	11.15	7,125,421	8,118,902
Templeton Growth VIP Fund - Class 2	106,049	10.90	1,155,937	1,217,431
TOPS® Balanced ETF Portfolio - Class 2 Shares	32,971	12.43	409,829	402,662
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	40,307	12.26	494,168	479,405

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

6. Changes in Units Outstanding

The change in units outstanding for the year ended December 31, 2019, is as follows:

	Units Issued	Units Redeemed	Net Increase (Decrease)
AB VPS Global Thematic Growth Portfolio - Class A	148,229	(60,771)	87,458
AB VPS Growth and Income Portfolio - Class A	49,231	(134,673)	(85,442)
AB VPS International Value Portfolio - Class A	60,941	(91,615)	(30,674)
AB VPS Large Cap Growth Portfolio - Class A	24,630	(19,571)	5,059
AB VPS Small/Mid Cap Value Portfolio - Class A	471,635	(69,275)	402,360
American Century VP Balanced Fund - Class I	851,910	(114,313)	737,597
American Century VP Inflation Protection Fund - Class I	60,024	(116,018)	(55,994)
American Funds Global Growth Fund - Class 2	1,937,350	(597,706)	1,339,644
American Funds Global Small Capitalization Fund - Class 2	541,816	(194,763)	347,053
American Funds Growth Fund - Class 2	4,502,380	(893,622)	3,608,758
American Funds Growth-Income Fund - Class 2	3,192,708	(502,538)	2,690,170
American Funds International Fund - Class 2	1,216,140	(481,497)	734,643
BlackRock Global Allocation V.I. Fund - Class I	1,725,129	(364,689)	1,360,440
ClearBridge Variable Mid Cap Portfolio - Class I	405,692	(106,271)	299,421
Delaware VIP® Diversified Income Series - Standard Class	1,172,489	(482,801)	689,688
Delaware VIP® Emerging Markets Series - Standard Class	1,073,408	(404,472)	668,936
Delaware VIP® High Yield Series - Standard Class	305,416	(302,165)	3,251
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	1,094,075	(618,421)	475,654
Delaware VIP® REIT Series - Standard Class	379,520	(285,821)	93,699
Delaware VIP® Small Cap Value Series - Standard Class	592,073	(209,500)	382,573
Delaware VIP® Smid Cap Core Series - Standard Class	728,047	(244,680)	483,367
Delaware VIP® U.S. Growth Series - Standard Class	243,027	(83,631)	159,396
Delaware VIP® Value Series - Standard Class	799,167	(153,481)	645,686
DWS Alternative Asset Allocation VIP Portfolio - Class A	173,338	(64,803)	108,535
DWS Equity 500 Index VIP Portfolio - Class A	225,215	(139,818)	85,397
DWS Small Cap Index VIP Portfolio - Class A	48,781	(21,318)	27,463
Fidelity® VIP Asset Manager Portfolio - Initial Class	1,036	(5,723)	(4,687)
Fidelity® VIP Contrafund® Portfolio - Service Class	1,165,079	(451,091)	713,988
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,539	(8,853)	(7,314)
Fidelity® VIP Equity-Income Portfolio - Service Class	3,116	(26,203)	(23,087)
Fidelity® VIP Growth Opportunities Portfolio - Service Class	88,432	(13,460)	74,972
Fidelity® VIP Growth Portfolio - Service Class	652,180	(155,775)	496,405
Fidelity® VIP High Income Portfolio - Service Class	25,149	(12,865)	12,284
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	2,491	(7,103)	(4,612)
Fidelity® VIP Mid Cap Portfolio - Service Class	961,079	(138,451)	822,628
Fidelity® VIP Overseas Portfolio - Service Class	53,894	(51,343)	2,551
Franklin Income VIP Fund - Class 1	1,274,440	(251,537)	1,022,903
Franklin Mutual Shares VIP Fund - Class 1	307,100	(113,970)	193,130
Franklin Small-Mid Cap Growth VIP Fund - Class 1	74,698	(105,758)	(31,060)
Invesco V.I. American Franchise Fund - Series I Shares	128,080	(47,002)	81,078
Invesco V.I. Core Equity Fund - Series I Shares	221,715	(88,686)	133,029
Invesco V.I. Core Plus Bond Fund - Series I Shares	2,451	(3,771)	(1,320)
Invesco V.I. International Growth Fund - Series I Shares	276,686	(143,080)	133,606
Janus Henderson Balanced Portfolio - Institutional Shares	188,532	(28,188)	160,344
Janus Henderson Balanced Portfolio - Service Shares	32,206	(45,562)	(13,356)
Janus Henderson Enterprise Portfolio - Service Shares	50,886	(24,283)	26,603
Janus Henderson Global Research Portfolio - Institutional Shares	159,263	(17,168)	142,095
Janus Henderson Global Research Portfolio - Service Shares	6,951	(10,963)	(4,012)
Janus Henderson Global Technology Portfolio - Service Shares	29,929	(8,795)	21,134
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	503,629	(144,857)	358,772
LVIP Baron Growth Opportunities Fund - Service Class	425,647	(168,118)	257,529
LVIP Baron Growth Opportunities Fund - Standard Class	10,505	(20,853)	(10,348)
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	178,114	(180,471)	(2,357)
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	416,455	(49,071)	367,384
LVIP BlackRock Global Real Estate Fund - Standard Class	196,409	(139,960)	56,449
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	899,282	(295,036)	604,246
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	317,184	(24,904)	292,280
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	76,201	(25,461)	50,740
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	31,130	(45,575)	(14,445)

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

6. Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	4,979	(104,271)	(99,292)
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	107,031	(2,590)	104,441
LVIP Delaware Bond Fund - Standard Class	2,899,040	(525,459)	2,373,581
LVIP Delaware Diversified Floating Rate Fund - Standard Class	829,946	(255,640)	574,306
LVIP Delaware Social Awareness Fund - Standard Class	98,918	(19,892)	79,026
LVIP Delaware Special Opportunities Fund - Standard Class	157,893	(58,662)	99,231
LVIP Delaware Wealth Builder Fund - Standard Class	10,627	(5,630)	4,997
LVIP Dimensional International Core Equity Fund - Standard Class	791,754	(93,099)	698,655
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	68,086	(86,891)	(18,805)
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	721,060	(111,041)	610,019
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	655,673	(172,814)	482,859
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	54,413	(58,949)	(4,536)
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	1,813,756	(365,637)	1,448,119
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	49,966	(16,318)	33,648
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	220,538	(162,266)	58,272
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	590,927	(667,682)	(76,755)
LVIP Global Income Fund - Standard Class	217,152	(88,839)	128,313
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	619,153	(382,254)	236,899
LVIP Government Money Market Fund - Standard Class	19,089,345	(20,724,233)	(1,634,888)
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	6,438	(153,972)	(147,534)
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	158,840	(15,056)	143,784
LVIP JPMorgan High Yield Fund - Standard Class	954,488	(264,229)	690,259
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	84,320	(22,013)	62,307
LVIP MFS International Growth Fund - Standard Class	592,621	(95,718)	496,903
LVIP MFS Value Fund - Standard Class	969,972	(275,708)	694,264
LVIP Mondrian International Value Fund - Standard Class	318,766	(315,531)	3,235
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	4,523	(1,905)	2,618
LVIP SSGA Bond Index Fund - Standard Class	2,250,598	(323,945)	1,926,653
LVIP SSGA Conservative Index Allocation Fund - Standard Class	280,476	(65,187)	215,289
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	128,766	(41,107)	87,659
LVIP SSGA Developed International 150 Fund - Standard Class	627,784	(195,084)	432,700
LVIP SSGA Emerging Markets 100 Fund - Standard Class	824,685	(308,753)	515,932
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	47,719	(51,028)	(3,309)
LVIP SSGA International Index Fund - Standard Class	628,645	(190,843)	437,802
LVIP SSGA International Managed Volatility Fund - Standard Class	35,862	(38,337)	(2,475)
LVIP SSGA Large Cap 100 Fund - Standard Class	398,576	(91,492)	307,084
LVIP SSGA Moderate Index Allocation Fund - Standard Class	2,943,720	(343,248)	2,600,472
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	770,103	(222,458)	547,645
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	2,104,974	(446,828)	1,658,146
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	858,963	(249,576)	609,387
LVIP SSGA S&P 500 Index Fund - Standard Class	10,353,283	(1,371,213)	8,982,070
LVIP SSGA Small-Cap Index Fund - Standard Class	1,169,530	(156,162)	1,013,368
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	1,007,337	(168,556)	838,781
LVIP T. Rowe Price 2010 Fund - Standard Class	14,851	(4,805)	10,046
LVIP T. Rowe Price 2020 Fund - Standard Class	60,094	(10,895)	49,199
LVIP T. Rowe Price 2030 Fund - Standard Class	14,977	(28,309)	(13,332)
LVIP T. Rowe Price 2040 Fund - Standard Class	17,739	(32,239)	(14,500)
LVIP T. Rowe Price Growth Stock Fund - Standard Class	1,000,463	(264,544)	735,919
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	628,143	(140,109)	488,034
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	256,870	(148,288)	108,582
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	1,563,813	(337,786)	1,226,027
LVIP Vanguard International Equity ETF Fund - Standard Class	1,365,339	(221,319)	1,144,020
LVIP Wellington Capital Growth Fund - Standard Class	827,465	(143,759)	683,706
LVIP Wellington Mid-Cap Value Fund - Standard Class	375,106	(70,863)	304,243
M Capital Appreciation Fund	6,955	(12,345)	(5,390)
M International Equity Fund	11,444	(16,781)	(5,337)
M Large Cap Growth Fund	6,217	(28,191)	(21,974)
M Large Cap Value Fund	7,539	(13,827)	(6,288)
MFS® VIT Growth Series - Initial Class	597,816	(236,223)	361,593
MFS® VIT Total Return Series - Initial Class	1,147,420	(199,784)	947,636
MFS® VIT Utilities Series - Initial Class	256,696	(160,999)	95,697
MFS® VIT II Core Equity Portfolio - Initial Class	15,535	(8,077)	7,458

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

6. Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
Neuberger Berman AMT Large Cap Value Portfolio - I Class	4,464	(51,575)	(47,111)
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	105,713	(123,887)	(18,174)
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	31,501	(27,818)	3,683
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	68,011	(10,329)	57,682
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	637,232	(226,101)	411,131
Putnam VT Equity Income Fund - Class IB	10,106	(8,547)	1,559
Putnam VT Global Health Care Fund - Class IB	5,583	(8,637)	(3,054)
Templeton Foreign VIP Fund - Class 1	3,921	(10,534)	(6,613)
Templeton Foreign VIP Fund - Class 2	53,685	(23,862)	29,823
Templeton Global Bond VIP Fund - Class 1	1,967,963	(553,549)	1,414,414
Templeton Growth VIP Fund - Class 1	28,331	(54,287)	(25,956)
Templeton Growth VIP Fund - Class 2	19,921	(8,991)	10,930
TOPS® Balanced ETF Portfolio - Class 2 Shares	38,077	(127)	37,950
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	45,564	(481)	45,083

The change in units outstanding for the year ended December 31, 2018, is as follows:

	Units Issued	Units Redeemed	Net Increase (Decrease)
AB VPS Global Thematic Growth Portfolio - Class A	134,294	(83,202)	51,092
AB VPS Growth and Income Portfolio - Class A	34,559	(169,717)	(135,158)
AB VPS International Value Portfolio - Class A	78,948	(57,801)	21,147
AB VPS Large Cap Growth Portfolio - Class A	41,337	(20,249)	21,088
AB VPS Small/Mid Cap Value Portfolio - Class A	412,473	(121,192)	291,281
American Century VP Balanced Fund - Class I	1,201,545	(108,422)	1,093,123
American Century VP Inflation Protection Fund - Class I	81,512	(121,730)	(40,218)
American Funds Global Growth Fund - Class 2	1,661,396	(157,857)	1,503,539
American Funds Global Small Capitalization Fund - Class 2	855,785	(116,540)	739,245
American Funds Growth Fund - Class 2	2,283,882	(621,559)	1,662,323
American Funds Growth-Income Fund - Class 2	2,660,887	(555,065)	2,105,822
American Funds International Fund - Class 2	2,399,444	(230,176)	2,169,268
BlackRock Global Allocation V.I. Fund - Class I	1,941,589	(533,295)	1,408,294
ClearBridge Variable Mid Cap Portfolio - Class I	505,331	(67,810)	437,521
Delaware VIP® Diversified Income Series - Standard Class	978,661	(437,401)	541,260
Delaware VIP® Emerging Markets Series - Standard Class	1,824,234	(193,622)	1,630,612
Delaware VIP® High Yield Series - Standard Class	298,052	(393,438)	(95,386)
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	1,393,752	(285,190)	1,108,562
Delaware VIP® REIT Series - Standard Class	478,228	(348,635)	129,593
Delaware VIP® Small Cap Value Series - Standard Class	888,008	(220,362)	667,646
Delaware VIP® Smid Cap Core Series - Standard Class	773,260	(163,068)	610,192
Delaware VIP® U.S. Growth Series - Standard Class	98,567	(105,494)	(6,927)
Delaware VIP® Value Series - Standard Class	413,589	(193,185)	220,404
DWS Alternative Asset Allocation VIP Portfolio - Class A	169,545	(88,463)	81,082
DWS Equity 500 Index VIP Portfolio - Class A	27,701	(196,614)	(168,913)
DWS Small Cap Index VIP Portfolio - Class A	15,946	(54,995)	(39,049)
Fidelity® VIP Asset Manager Portfolio - Initial Class	1,608	(3,813)	(2,205)
Fidelity® VIP Contrafund® Portfolio - Service Class	1,315,652	(265,775)	1,049,877
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,611	(10,730)	(9,119)
Fidelity® VIP Equity-Income Portfolio - Service Class	6,094	(42,470)	(36,376)
Fidelity® VIP Growth Opportunities Portfolio - Service Class	4,642	(11,758)	(7,116)
Fidelity® VIP Growth Portfolio - Service Class	678,706	(195,120)	483,586
Fidelity® VIP High Income Portfolio - Service Class	4,577	(4,826)	(249)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	6,077	(16,803)	(10,726)
Fidelity® VIP Mid Cap Portfolio - Service Class	756,835	(164,659)	592,176
Fidelity® VIP Overseas Portfolio - Service Class	42,161	(41,346)	815
Franklin Income VIP Fund - Class 1	878,772	(438,086)	440,686
Franklin Mutual Shares VIP Fund - Class 1	368,321	(86,954)	281,367
Franklin Small-Mid Cap Growth VIP Fund - Class 1	71,481	(107,506)	(36,025)
Invesco V.I. American Franchise Fund - Series I Shares	12,471	(49,864)	(37,393)
Invesco V.I. Core Equity Fund - Series I Shares	24,350	(63,012)	(38,662)
Invesco V.I. Core Plus Bond Fund - Series I Shares	23,075	(2,530)	20,545
Invesco V.I. International Growth Fund - Series I Shares	372,515	(81,340)	291,175

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

6. Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Henderson Balanced Portfolio - Institutional Shares	11,243	(36,424)	(25,181)
Janus Henderson Balanced Portfolio - Service Shares	14,032	(44,268)	(30,236)
Janus Henderson Enterprise Portfolio - Service Shares	18,557	(43,699)	(25,142)
Janus Henderson Global Research Portfolio - Institutional Shares	8,871	(36,125)	(27,254)
Janus Henderson Global Research Portfolio - Service Shares	5,970	(14,159)	(8,189)
Janus Henderson Global Technology Portfolio - Service Shares	11,042	(8,875)	2,167
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	1,253,203	(62,186)	1,191,017
LVIP Baron Growth Opportunities Fund - Service Class	388,987	(138,138)	250,849
LVIP Baron Growth Opportunities Fund - Standard Class	12,679	(11,632)	1,047
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	136,398	(185,822)	(49,424)
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	991,719	(142,122)	849,597
LVIP BlackRock Global Real Estate Fund - Standard Class	236,787	(112,793)	123,994
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	657,036	(238,455)	418,581
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	181,501	(24,592)	156,909
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	31,368	(27,816)	3,552
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	43,971	(59,381)	(15,410)
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	9,998	(12,651)	(2,653)
LVIP Delaware Bond Fund - Standard Class	1,925,551	(645,591)	1,279,960
LVIP Delaware Diversified Floating Rate Fund - Standard Class	526,929	(215,241)	311,688
LVIP Delaware Social Awareness Fund - Standard Class	68,757	(36,293)	32,464
LVIP Delaware Special Opportunities Fund - Standard Class	188,985	(40,985)	148,000
LVIP Delaware Wealth Builder Fund - Standard Class	25,756	(39,217)	(13,461)
LVIP Dimensional International Core Equity Fund - Standard Class	882,769	(81,517)	801,252
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	119,124	(34,819)	84,305
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	584,179	(111,963)	472,216
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	854,084	(76,497)	777,587
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	54,929	(127,229)	(72,300)
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	1,863,929	(480,135)	1,383,794
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	36,520	(26,346)	10,174
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	520,467	(137,482)	382,985
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	780,213	(362,558)	417,655
LVIP Global Income Fund - Standard Class	156,940	(130,091)	26,849
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	602,944	(762,625)	(159,681)
LVIP Government Money Market Fund - Standard Class	31,671,597	(30,488,460)	1,183,137
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	15,895	(7,118)	8,777
LVIP JPMorgan High Yield Fund - Standard Class	920,854	(560,555)	360,299
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	63,809	(43,967)	19,842
LVIP MFS International Growth Fund - Standard Class	587,430	(120,645)	466,785
LVIP MFS Value Fund - Standard Class	990,817	(172,049)	818,768
LVIP Mondrian International Value Fund - Standard Class	403,155	(159,222)	243,933
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	4,968	(19,549)	(14,581)
LVIP SSGA Bond Index Fund - Standard Class	1,641,502	(299,326)	1,342,176
LVIP SSGA Conservative Index Allocation Fund - Standard Class	329,918	(128,391)	201,527
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	91,473	(46,476)	44,997
LVIP SSGA Developed International 150 Fund - Standard Class	845,347	(40,983)	804,364
LVIP SSGA Emerging Markets 100 Fund - Standard Class	1,344,915	(136,772)	1,208,143
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	117,221	(92,176)	25,045
LVIP SSGA International Index Fund - Standard Class	1,208,548	(45,496)	1,163,052
LVIP SSGA International Managed Volatility Fund - Standard Class	72,039	(29,746)	42,293
LVIP SSGA Large Cap 100 Fund - Standard Class	552,386	(86,929)	465,457
LVIP SSGA Moderate Index Allocation Fund - Standard Class	1,601,203	(274,903)	1,326,300
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	691,579	(304,015)	387,564
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	1,573,861	(364,399)	1,209,462
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	790,996	(183,900)	607,096
LVIP SSGA S&P 500 Index Fund - Standard Class	7,762,359	(478,487)	7,283,872
LVIP SSGA Small-Cap Index Fund - Standard Class	1,086,906	(231,535)	855,371
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	933,544	(133,855)	799,689
LVIP T. Rowe Price 2010 Fund - Standard Class	1,482	(1,260)	222
LVIP T. Rowe Price 2020 Fund - Standard Class	16,191	(12,959)	3,232
LVIP T. Rowe Price 2030 Fund - Standard Class	18,727	(5,194)	13,533
LVIP T. Rowe Price 2040 Fund - Standard Class	23,621	(41,940)	(18,319)
LVIP T. Rowe Price Growth Stock Fund - Standard Class	821,083	(101,005)	720,078

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

6. Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	438,624	(50,149)	388,475
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	665,044	(90,899)	574,145
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	1,747,229	(294,737)	1,452,492
LVIP Vanguard International Equity ETF Fund - Standard Class	1,775,298	(97,076)	1,678,222
LVIP Wellington Capital Growth Fund - Standard Class	490,884	(69,497)	421,387
LVIP Wellington Mid-Cap Value Fund - Standard Class	427,653	(47,815)	379,838
M Capital Appreciation Fund	24,261	(5,763)	18,498
M International Equity Fund	32,804	(15,552)	17,252
M Large Cap Growth Fund	36,082	(14,608)	21,474
M Large Cap Value Fund	29,497	(15,297)	14,200
MFS® VIT Growth Series - Initial Class	538,660	(142,827)	395,833
MFS® VIT Total Return Series - Initial Class	852,405	(131,553)	720,852
MFS® VIT Utilities Series - Initial Class	230,019	(277,166)	(47,147)
MFS® VIT II Core Equity Portfolio - Initial Class	2,830	(5,361)	(2,531)
Neuberger Berman AMT Large Cap Value Portfolio - I Class	2,212	(7,865)	(5,653)
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	34,598	(107,956)	(73,358)
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	18,023	(31,860)	(13,837)
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	622,799	(207,887)	414,912
Putnam VT Equity Income Fund - Class IB	3,543	(8,370)	(4,827)
Putnam VT Global Health Care Fund - Class IB	1,982	(8,209)	(6,227)
Templeton Foreign VIP Fund - Class 1	4,710	(8,074)	(3,364)
Templeton Foreign VIP Fund - Class 2	10,289	(43,013)	(32,724)
Templeton Global Bond VIP Fund - Class 1	1,256,556	(282,623)	973,933
Templeton Growth VIP Fund - Class 1	25,393	(68,698)	(43,305)
Templeton Growth VIP Fund - Class 2	3,063	(6,077)	(3,014)

7. Subsequent Events

Management evaluated subsequent events through the date these financial statements were issued.

The worldwide coronavirus, or COVID-19, outbreak in the first quarter of 2020 has led to an extreme downturn and volatility of the financial markets and wide-ranging changes in consumer behavior. As the economic and regulatory environment continues to evolve, we cannot reasonably estimate the length or severity of this event or the impact to Separate Account performance and financial results. However, in general, a deterioration in general economic and business conditions can have a negative impact on individual unit values and could cause a net decrease in net assets resulting from operations of the separate account.

Management identified no other items or events required for disclosure.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of The Lincoln National Life Insurance Company
and

Contract Owners of Lincoln Life Flexible Premium Variable Life Account M

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Lincoln Life Flexible Premium Variable Life Account M ("Variable Account"), as of December 31, 2019, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2019, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Variable Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young

We have served as the Variable Account's Auditor since 1998.
Philadelphia, Pennsylvania
April 9, 2020

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
AB VPS Global Thematic Growth Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
AB VPS Growth and Income Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
AB VPS International Value Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
AB VPS Large Cap Growth Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
AB VPS Small/Mid Cap Value Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Century VP Balanced Fund - Class I	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Century VP Inflation Protection Fund - Class I	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Funds Global Growth Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Funds Global Small Capitalization Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Funds Growth Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Funds Growth-Income Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
American Funds International Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
BlackRock Global Allocation V.I. Fund - Class I	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
ClearBridge Variable Mid Cap Portfolio - Class I	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® Diversified Income Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® Emerging Markets Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® High Yield Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® REIT Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® Small Cap Value Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® Smid Cap Core Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® U.S. Growth Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Delaware VIP® Value Series - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
DWS Alternative Asset Allocation VIP Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
DWS Equity 500 Index VIP Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
DWS Small Cap Index VIP Portfolio - Class A	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Asset Manager Portfolio - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Contrafund® Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Equity-Income Portfolio - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Equity-Income Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Growth Opportunities Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Growth Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP High Income Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Mid Cap Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Fidelity® VIP Overseas Portfolio - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Franklin Income VIP Fund - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Franklin Mutual Shares VIP Fund - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Franklin Small-Mid Cap Growth VIP Fund - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Invesco V.I. American Franchise Fund - Series I Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Invesco V.I. Core Equity Fund - Series I Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Invesco V.I. Core Plus Bond Fund - Series I Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Invesco V.I. International Growth Fund - Series I Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Janus Henderson Balanced Portfolio - Institutional Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Janus Henderson Balanced Portfolio - Service Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Janus Henderson Enterprise Portfolio - Service Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Janus Henderson Global Research Portfolio - Institutional Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
Janus Henderson Global Research Portfolio - Service Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Janus Henderson Global Technology Portfolio - Service Shares	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Baron Growth Opportunities Fund - Service Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Baron Growth Opportunities Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP BlackRock Global Real Estate Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	N/A - the fund merged into LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class during 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019 (the fund merged into LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class during 2019)
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	As of December 31, 2019	For the period from May 24, 2019 through December 31, 2019	For the period from May 24, 2019 through December 31, 2019
LVIP Delaware Bond Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Delaware Diversified Floating Rate Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Delaware Social Awareness Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Delaware Special Opportunities Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Delaware Wealth Builder Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Dimensional International Core Equity Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Global Income Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Government Money Market Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	N/A - the fund merged into LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class during 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019 (the fund merged into LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class during 2019)
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	As of December 31, 2019	For the period from May 24, 2019 through December 31, 2019	For the period from May 24, 2019 through December 31, 2019
LVIP JPMorgan High Yield Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP MFS International Growth Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP MFS Value Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Mondrian International Value Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
LVIP SSGA Bond Index Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Conservative Index Allocation Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Developed International 150 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Emerging Markets 100 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA International Index Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA International Managed Volatility Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Large Cap 100 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Moderate Index Allocation Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA S&P 500 Index Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Small-Cap Index Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP T. Rowe Price 2010 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP T. Rowe Price 2020 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP T. Rowe Price 2030 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP T. Rowe Price 2040 Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP T. Rowe Price Growth Stock Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Vanguard International Equity ETF Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Wellington Capital Growth Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
LVIP Wellington Mid-Cap Value Fund - Standard Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
M Capital Appreciation Fund	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
M International Equity Fund	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
M Large Cap Growth Fund	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
M Large Cap Value Fund	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
MFS® VIT Growth Series - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
MFS® VIT Total Return Series - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
MFS® VIT Utilities Series - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
MFS® VIT II Core Equity Portfolio - Initial Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Neuberger Berman AMT Large Cap Value Portfolio - I Class	N/A - the fund ceased to be available as an investment option to Variable Account contract owners during 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019 (the fund ceased to be available as an investment option to Variable Account contract owners during 2019)
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	As of December 31, 2019	For the period from April 30, 2019 through December 31, 2019	For the period from April 30, 2019 through December 31, 2019
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Putnam VT Equity Income Fund - Class IB	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Putnam VT Global Health Care Fund - Class IB	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Templeton Foreign VIP Fund - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019

Subaccount	Statements of Assets and Liabilities	Statements of Operations	Statements of Changes in Net Assets
Templeton Foreign VIP Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Templeton Global Bond VIP Fund - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Templeton Growth VIP Fund - Class 1	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Templeton Growth VIP Fund - Class 2	As of December 31, 2019	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
TOPS® Balanced ETF Portfolio - Class 2 Shares	As of December 31, 2019	For the period from August 5, 2019 through December 31, 2019	For the period from August 5, 2019 through December 31, 2019
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	As of December 31, 2019	For the period from June 18, 2019 through December 31, 2019	For the period from June 18, 2019 through December 31, 2019

The Lincoln National Life Insurance Company

Consolidated Financial Statements

As of September 30, 2020 (Unaudited) and December 31, 2019 and For the Three and Nine Months Ended September 30, 2020 and September 30, 2019 (Unaudited)

PART I – FINANCIAL INFORMATION

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	As of	As of
	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
Investments:
Fixed maturity available-for-sale securities, at fair value
(amortized cost: 2020 – $100,682; 2019 – $93,307; allowance for credit losses: 2020 – $12; 2019 – $0)	$116,372	$103,773
Trading securities	4,574	4,602
Equity securities	120	103
Mortgage loans on real estate, net of allowance for credit losses
(portion at fair value: 2020 – $794; 2019 – $0)	16,458	16,244
Policy loans	2,511	2,460
Derivative investments	3,235	1,911
Other investments	2,986	2,565
Total investments	146,256	131,658
Cash and invested cash	1,711	1,879
Deferred acquisition costs and value of business acquired	6,073	7,745
Premiums and fees receivable	497	464
Accrued investment income	1,273	1,109
Reinsurance recoverables, net of allowance for credit losses	19,015	19,164
Funds withheld reinsurance assets	539	542
Goodwill	1,778	1,778
Other assets	20,196	18,106
Separate account assets	152,975	153,571
Total assets	$350,313	$336,016

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Future contract benefits	$39,415	$35,717
Other contract holder funds	101,972	97,422
Short-term debt	466	609
Long-term debt	2,409	2,414
Reinsurance related embedded derivatives	476	375
Funds withheld reinsurance liabilities	8,184	5,566
Payables for collateral on investments	6,433	5,077
Other liabilities	14,218	13,680
Separate account liabilities	152,975	153,571
Total liabilities	326,548	314,431

Contingencies and Commitments (See Note 10)

Stockholder’s Equity
Common stock – 10,000,000 shares authorized, issued and outstanding	11,809	11,312
Retained earnings	3,781	4,437
Accumulated other comprehensive income (loss)	8,175	5,836
Total stockholder’s equity	23,765	21,585
Total liabilities and stockholder’s equity	$350,313	$336,016

See accompanying Notes to Consolidated Financial Statements

1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited, in millions)

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenues
Insurance premiums	$1,241	$1,276	$3,844	$3,989
Fee income	1,799	1,868	4,676	4,735
Net investment income	1,404	1,167	3,834	3,645
Realized gain (loss):
Total other-than-temporary impairment losses on securities	-	(2)	-	(26)
Portion of loss recognized in other comprehensive income	-	-	-	13
Net other-than-temporary impairment losses on securities
recognized in earnings	-	(2)	-	(13)
Realized gain (loss), excluding other-than-temporary
impairment losses on securities	(13)	(214)	(448)	(831)
Total realized gain (loss)	(13)	(216)	(448)	(844)
Amortization of deferred gain on business sold through reinsurance	9	7	27	20
Other revenues	131	125	410	373
Total revenues	4,571	4,227	12,343	11,918
Expenses
Interest credited	737	699	2,184	2,043
Benefits	2,350	2,282	6,042	5,826
Commissions and other expenses	1,899	1,493	4,065	3,833
Interest and debt expense	29	36	96	110
Strategic digitization expense	14	16	39	47
Total expenses	5,029	4,526	12,426	11,859
Income (loss) before taxes	(458)	(299)	(83)	59
Federal income tax expense (benefit)	(131)	(98)	(114)	(96)
Net income (loss)	(327)	(201)	31	155
Other comprehensive income (loss), net of tax	360	1,972	2,339	5,838
Comprehensive income (loss)	$33	$1,771	$2,370	$5,993

See accompanying Notes to Consolidated Financial Statements

2

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(Unaudited, in millions)

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Common Stock
Balance as of beginning-of-period	$11,799	$11,241	$11,312	$11,237
Capital contribution from Lincoln National Corporation	-	-	475	-
Stock compensation/issued for benefit plans	10	10	22	14
Balance as of end-of-period	11,809	11,251	11,809	11,251

Retained Earnings
Balance as of beginning-of-period	4,188	4,378	4,437	4,423
Cumulative effect from adoption of new accounting standards	-	-	(201)	-
Net income (loss)	(327)	(201)	31	155
Dividends paid to Lincoln National Corporation	(80)	(149)	(486)	(550)
Balance as of end-of-period	3,781	4,028	3,781	4,028

Accumulated Other Comprehensive Income (Loss)
Balance as of beginning-of-period	7,815	4,525	5,836	659
Other comprehensive income (loss), net of tax	360	1,972	2,339	5,838
Balance as of end-of-period	8,175	6,497	8,175	6,497
Total stockholder’s equity as of end-of-period	$23,765	$21,776	$23,765	$21,776

See accompanying Notes to Consolidated Financial Statements

3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in millions)

	For the Nine
	Months Ended
	September 30,
	2020	2019
Cash Flows from Operating Activities
Net income (loss)	$31	$155
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Realized (gain) loss	448	844
Trading securities purchases, sales and maturities, net	24	(2,552)
Amortization of deferred gain on business sold through reinsurance	(27)	(20)
Change in:
Deferred acquisition costs, value of business acquired, deferred sales inducements
and deferred front-end loads deferrals and interest, net of amortization	355	(281)
Premiums and fees receivable	(33)	129
Accrued investment income	(157)	(61)
Future contract benefits and other contract holder funds	(239)	727
Reinsurance related assets and liabilities	873	(1,765)
Accrued expenses	(188)	(24)
Federal income tax accruals	(236)	(305)
Cash management agreement	(1,694)	(775)
Other	50	236
Net cash provided by (used in) operating activities	(793)	(3,692)
Cash Flows from Investing Activities
Purchases of available-for-sale securities and equity securities	(12,107)	(11,074)
Sales of available-for-sale securities and equity securities	1,354	6,454
Maturities of available-for-sale securities	3,581	4,932
Purchases of alternative investments	(265)	(344)
Sales and repayments of alternative investments	116	104
Issuance of mortgage loans on real estate	(1,221)	(3,430)
Repayment and maturities of mortgage loans on real estate	835	747
Issuance (repayment) of policy loans, net	(51)	33
Net change in collateral on investments, derivatives and related settlements	2,207	1,047
Other	(113)	(194)
Net cash provided by (used in) investing activities	(5,664)	(1,725)
Cash Flows from Financing Activities
Capital contribution from Lincoln National Corporation	475	-
Payment of long-term debt, including current maturities	(30)	(28)
Issuance of long-term debt, net of issuance costs	30	28
Issuance (payment) of short-term debt	(142)	281
Proceeds from certain financing arrangements	69	50
Deposits of fixed account values, including the fixed portion of variable	10,544	11,549
Withdrawals of fixed account values, including the fixed portion of variable	(4,590)	(4,349)
Transfers to and from separate accounts, net	427	(1,142)
Common stock issued for benefit plans	(8)	(32)
Dividends paid to Lincoln National Corporation	(486)	(550)
Net cash provided by (used in) financing activities	6,289	5,807

Net increase (decrease) in cash, invested cash and restricted cash	(168)	390
Cash, invested cash and restricted cash as of beginning-of-year	1,879	1,848
Cash, invested cash and restricted cash as of end-of-period	$1,711	$2,238
See accompanying Notes to Consolidated Financial Statements

4

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Operations and Basis of Presentation

Nature of Operations

The Lincoln National Life Insurance Company (“LNL” or the “Company,” which also may be referred to as “we,” “our” or “us”), a wholly-owned subsidiary of Lincoln National Corporation (“LNC” or the “Parent Company”), is domiciled in the state of Indiana. We own 100% of the outstanding common stock of two insurance company subsidiaries, Lincoln Life & Annuity Company of New York (“LLANY”) and Lincoln Life Assurance Company of Boston. We also own several non-insurance companies, including Lincoln Financial Distributors, our wholesale distributor, and Lincoln Financial Advisors Corporation, part of LNC’s retail distributor, Lincoln Financial Network. Through our business segments, we sell a wide range of wealth protection, accumulation, retirement income and group protection products and solutions. These products primarily include fixed and indexed annuities, variable annuities, universal life insurance (“UL”), variable universal life insurance (“VUL”), linked-benefit UL, indexed universal life insurance (“IUL”), term life insurance, employer-sponsored retirement plans and services, and group life, disability and dental. LNL is licensed and sells its products throughout the U.S. and several U.S. territories. See Note 14 for additional information.

Basis of Presentation

The accompanying unaudited consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements.

In the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the Company’s results. Operating results for the nine months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020, especially when considering the risks and uncertainties associated with the coronavirus, or COVID-19, pandemic and the future impacts of the pandemic on our business, results of operations and financial condition. All material inter-company accounts and transactions have been eliminated in consolidation.

5

2.  New Accounting Standards

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments

These amendments adopt a new model in Accounting Standards CodificationTM (“ASC”) Topic 326 to measure and recognize credit losses for most financial assets. The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using an allowance for credit losses. Changes in the allowance are charged to earnings. The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset. The method used to measure estimated credit losses for fixed maturity available-for-sale (“AFS”) securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. The amendments permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings. The amendments are adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein.

January 1, 2020

The adoption of this standard and related amendments resulted in the recognition of a cumulative effect decrease of $216 million, net of deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), deferred sales inducements (“DSI”), deferred front-end loads (“DFEL”) and changes in other contract holder funds, after-tax, to retained earnings. The overall adjustment recorded our allowance for credit losses as of the date of adoption, primarily related to commercial and residential mortgage loans, as well as reinsurance recoverables. Upon adoption of the standard, the concept of other-than-temporary impairment (“OTTI”) no longer exists; however, our prior period presentation herein is reflective of OTTI recorded in those periods.

ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments

These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – Financial Services – Insurance reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses.

These amendments also make targeted clarifications to ASC Topics 815 and 825. Early adoption is permitted.

January 1, 2020

Our adoption of ASU 2016-13 and related amendments is discussed above. The adoption of the remainder of this guidance did not have a material impact on our consolidated financial condition and results of operations.

6

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief

The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments – Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.

January 1, 2020

We recognized a cumulative effect increase to retained earnings of $15 million, after-tax, by electing the fair value option for certain mortgage loans in connection with our adoption of ASC Topic 326.

ASU 2020-04, Reference Rate Reform (Topic 848)

The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions impacted by reference rate reform. If certain criteria are met, an entity will not be required to remeasure or reassess contracts impacted by reference rate reform. Additionally, changes to the critical terms of a hedging relationship affected by reference rate reform will not require entities to de-designate the relationship if certain requirements are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, with certain exceptions. The amendments are effective for contract modifications made between March 12, 2020, and December 31, 2022.

March 12, 2020 through December 31, 2022

This standard may be elected and applied prospectively as reference rate reform unfolds. We have begun our implementation and are currently evaluating the impact of this ASU on our consolidated financial condition and results of operations.

ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts and related amendments

These amendments make changes to the accounting and reporting for long-duration contracts issued by an insurance entity that will significantly change how insurers account for long-duration contracts, including how they measure, recognize and make disclosures about insurance liabilities and DAC. Under this ASU, insurers will be required to review cash flow assumptions at least annually and update them if necessary. They also will have to make quarterly updates to the discount rate assumptions they use to measure the liability for future policyholder benefits. The ASU creates a new category of market risk benefits (i.e., features that protect the contract holder from capital market risk and expose the insurer to that risk) that insurers will have to measure at fair value. The ASU provides various transition methods by topic that entities may elect upon adoption. On November 5, 2020, the FASB issued ASU 2020-11, which amends the ASU to defer the effective date for large public SEC filers to January 1, 2023, with early adoption permitted.

		January 1, 2023	We are currently evaluating the impact of adopting this ASU on our consolidated financial condition and results of operations.

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3. Variable Interest Entities

Unconsolidated Variable Interest Entities

Structured Securities

Through our investment activities, we make passive investments in structured securities issued by variable interest entities (“VIEs”) for which we are not the manager. These structured securities include our asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and collateralized loan obligations (“CLOs”). We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on our Consolidated Balance Sheets. For information about these structured securities, see Note 4.

Limited Partnerships and Limited Liability Companies

We invest in certain limited partnerships (“LPs”) and limited liability companies (“LLCs”), including qualified affordable housing projects, that we have concluded are VIEs. We do not hold any substantive kick-out or participation rights in the LPs and LLCs, and we do not receive any performance fees or decision maker fees from the LPs and LLCs. Based on our analysis of the LPs and LLCs, we are not the primary beneficiary of the VIEs as we do not have the power to direct the most significant activities of the LPs and LLCs.

The carrying amounts of our investments in the LPs and LLCs are recognized in other investments on our Consolidated Balance Sheets and were $1.9 billion as of September 30, 2020, and December 31, 2019. Included in these carrying amounts are our investments in qualified affordable housing projects, which were $8 million and $13 million as of September 30, 2020, and December 31, 2019, respectively. We do not have any contingent commitments to provide additional capital funding to these qualified affordable housing projects. We received returns from these qualified affordable housing projects in the form of income tax credits and other tax benefits of $1 million for the nine months ended September 30, 2020 and 2019, which were recognized in federal income tax expense (benefit) on our Consolidated Statements of Comprehensive Income (Loss).

Our exposure to loss is limited to the capital we invest in the LPs and LLCs, and there have been no indicators of impairment that would require us to recognize an impairment loss related to the LPs and LLCs as of September 30, 2020.

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4. Investments

Fixed Maturity AFS Securities

In 2020, we adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which resulted in a new recognition and measurement of credit losses on most financial assets. See Note 2 for additional information.

The amortized cost, gross unrealized gains, losses, allowance for credit losses and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of September 30, 2020
				Allowance
	Amortized	Gross Unrealized		for Credit	Fair
	Cost	Gains	Losses	Losses	Value
Fixed maturity AFS securities:
Corporate bonds	$83,945	$13,813	$341	$11	$97,406
U.S. government bonds	369	91	-	-	460
State and municipal bonds	5,043	1,477	3	-	6,517
Foreign government bonds	353	81	3	-	431
RMBS	2,654	310	-	1	2,963
CMBS	1,308	114	1	-	1,421
ABS	6,465	140	22	-	6,583
Hybrid and redeemable preferred securities	545	88	42	-	591
Total fixed maturity AFS securities	$100,682	$16,114	$412	$12	$116,372

The amortized cost, gross unrealized gains, losses, OTTI and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2019
	Amortized	Gross Unrealized			Fair
	Cost	Gains	Losses	OTTI (1)	Value
Fixed maturity AFS securities:
Corporate bonds	$78,875	$9,071	$172	$(5)	$87,779
U.S. government bonds	355	48	-	-	403
State and municipal bonds	4,605	1,087	7	-	5,685
Foreign government bonds	326	62	-	-	388
RMBS	2,820	179	9	(18)	3,008
CMBS	1,038	45	1	(1)	1,083
ABS	4,803	62	17	(35)	4,883
Hybrid and redeemable preferred securities	485	79	20	-	544
Total fixed maturity AFS securities	$93,307	$10,633	$226	$(59)	$103,773

(1)Prior to the adoption of ASU 2016-13, we recognized the OTTI attributed to noncredit factors as a separate component in other comprehensive income (loss) (“OCI”) referred to as unrealized OTTI on fixed maturity AFS securities. This includes unrealized (gains) and losses on credit-impaired securities related to changes in the fair value of such securities subsequent to the impairment measurement date.

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) as of September 30, 2020, were as follows:

	Amortized	Fair
	Cost	Value
Due in one year or less	$3,435	$3,468
Due after one year through five years	14,463	15,292
Due after five years through ten years	19,302	21,510
Due after ten years	53,055	65,135
Subtotal	90,255	105,405
Structured securities (RMBS, CMBS, ABS)	10,427	10,967
Total fixed maturity AFS securities	$100,682	$116,372

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

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The fair value and gross unrealized losses of fixed maturity AFS securities (dollars in millions) for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of September 30, 2020
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses (1)
Fixed maturity AFS securities:
Corporate bonds	$5,323	$246	$648	$95	$5,971	$341
State and municipal bonds	183	3	-	-	183	3
Foreign government bonds	49	3	-	-	49	3
CMBS	53	1	1	-	54	1
ABS	3,327	13	369	9	3,696	22
Hybrid and redeemable
preferred securities	111	20	92	22	203	42
Total fixed maturity AFS securities	$9,046	$286	$1,110	$126	$10,156	$412

Total number of fixed maturity AFS securities in an unrealized loss position						1,191

(1)We recognized $3 million of gross unrealized losses in OCI for fixed maturity AFS securities for which an allowance for credit losses has been recorded.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of fixed maturity AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2019
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair	Losses and	Fair	Losses and	Fair	Losses and
	Value	OTTI	Value	OTTI	Value	OTTI
Fixed maturity AFS securities:
Corporate bonds	$2,827	$44	$1,381	$131	$4,208	$175
State and municipal bonds	316	7	18	-	334	7
RMBS	471	9	15	-	486	9
CMBS	48	1	4	-	52	1
ABS	1,791	8	300	9	2,091	17
Hybrid and redeemable
preferred securities	29	1	102	19	131	20
Total fixed maturity AFS securities	$5,482	$70	$1,820	$159	$7,302	$229

Total number of fixed maturity AFS securities in an unrealized loss position						882

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The fair value, gross unrealized losses (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of September 30, 2020
		Gross	Number
	Fair	Unrealized	of
	Value	Losses	Securities (1)
Less than six months	$171	$62	27
Six months or greater, but less than nine months	126	54	21
Twelve months or greater	30	13	22
Total	$327	$129	70

(1)We may reflect a security in more than one aging category based on various purchase dates.

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of December 31, 2019
				Number
	Fair	Gross Unrealized		of
	Value	Losses	OTTI	Securities (1)
Less than six months	$15	$5	$-	7
Six months or greater, but less than nine months	10	3	-	4
Twelve months or greater	130	74	-	31
Total	$155	$82	$-	42

(1)We may reflect a security in more than one aging category based on various purchase dates.

Our gross unrealized losses on fixed maturity AFS securities increased by $183 million for the nine months ended September 30, 2020. As discussed further below, we believe the unrealized loss position as of September 30, 2020, did not require an impairment recognized in earnings as (i) we did not intend to sell these fixed maturity AFS securities; (ii) it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis; and (iii) the difference in the fair value compared to the amortized cost was due to factors other than credit loss. Based upon this evaluation as of September 30, 2020, management believes we have the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums, fee income and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our impaired securities.

As of September 30, 2020, the unrealized losses associated with our corporate, state and municipal and foreign government bond securities were attributable primarily to widening credit spreads and rising interest rates since purchase. We performed a detailed analysis of the financial performance of the underlying issuers and determined that we expected to recover the entire amortized cost of each impaired security.

As of September 30, 2020, the unrealized losses associated with our mortgage-backed securities (“MBS”) and ABS were attributable primarily to widening credit spreads and rising interest rates since purchase. We assessed for credit impairment using a cash flow model that incorporates key assumptions including default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost of each impaired security.

As of September 30, 2020, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of underlying issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the underlying issuers based upon credit performance and investment ratings and determined that we expected to recover the entire amortized cost of each impaired security.

Evaluation for Credit Loss Impairment

We regularly review our fixed maturity AFS securities (also referred to as “debt securities”) for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require an allowance for credit losses.

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For our fixed maturity AFS securities, we generally consider the following to determine whether our debt securities with unrealized losses are credit impaired:

●The estimated range and average period until recovery;

●The estimated range and average holding period to maturity;

●Remaining payment terms of the security;

●Current delinquencies and nonperforming assets of underlying collateral;

●Expected future default rates;

●Collateral value by vintage, geographic region, industry concentration or property type;

●Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

●Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security, or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an impairment has occurred and the amortized cost is written down to current fair value with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). If we do not intend to sell a debt security, or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an impairment has occurred, and an allowance for credit losses is recorded, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). The remainder of the decline to fair value related to factors other than credit loss is recorded in OCI to unrealized losses on fixed maturity AFS securities on our Consolidated Statements of Stockholders’ Equity, as this amount is considered a non-credit impairment.

When assessing our intent to sell a debt security, or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. Management considers the following as part of the evaluation:

●The current economic environment and market conditions;

●Our business strategy and current business plans;

●The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;

●Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;

●The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

●The capital risk limits approved by management; and

●Our current financial condition and liquidity demands.

Calculation of Credit Impairment

In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield, or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, that we use to determine the amount of a credit loss.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

●Historical and implied volatility of the security;

●The extent to which the fair value has been less than amortized cost;

●Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;

●Failure, if any, of the issuer of the security to make scheduled payments; and

●Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of a credit loss impairment through an allowance, we continue to reassess the expected cash flows of the fixed maturity AFS security at each subsequent measurement date as necessary. If the measurement of credit loss changes, we recognize a provision for (or reversal of) credit loss expense through realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss), limited by the amount that amortized cost exceeds fair value. Losses are charged against the allowance when management believes the uncollectibility of a fixed maturity AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest on fixed maturity AFS securities is written off when deemed uncollectible.

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Determination of Credit Losses on Corporate Bonds

To determine the recovery value of a corporate bond, CLO or collateralized debt obligation (“CDO”), we perform additional analysis related to the underlying issuer including, but not limited to, the following:

●Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;

●Fundamentals of the industry in which the issuer operates;

●Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

●Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);

●Expectations regarding defaults and recovery rates;

●Changes to the rating of the security by a rating agency; and

●Additional market information (e.g., if there has been a replacement of the corporate debt security).

Credit ratings express opinions about the credit quality of a security. Securities rated investment grade (those rated BBB- or higher by Standard & Poor’s (“S&P”) Rating Services or Baa3 or higher by Moody’s Investors Service (“Moody’s”)) are generally considered by the rating agencies and market participants to be low credit risk. As of September 30, 2020, and December 31, 2019, 96% of the fair value of our corporate bond portfolio was rated investment grade. As of September 30, 2020, and December 31, 2019, the portion of our corporate bond portfolio rated below investment grade had an amortized cost of $3.7 billion and $3.1 billion, respectively, and a fair value of $3.7 billion and $3.1 billion, respectively. Based upon the analysis discussed above, we believe that as of September 30, 2020, and December 31, 2019, we would have recovered the amortized cost of each corporate bond.

Determination of Credit Losses on MBS and ABS

Each quarter, we review the cash flows for the MBS portfolio, including current credit enhancements and trends in the underlying collateral performance, to determine whether or not they are sufficient to provide for the recovery of our amortized cost. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

●Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;

●Level of borrower creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;

●Susceptibility to fair value fluctuations for changes in the interest rate environment;

●Susceptibility to reinvestment risks, in cases where market yields are lower than the securities’ book yield earned;

●Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;

●Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and

●Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security requires an allowance for credit losses. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include the credit characteristics of borrowers, geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Second lien loans are assigned 100% severity, if defaulted. For first lien loans, we assume a minimum of 30% severity, with higher severity assumed for investor properties and further adjusted by housing price assumptions. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for a credit loss by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired through a recognized credit loss allowance or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no allowance is required. Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then an impairment through a credit loss allowance is recognized.

We further monitor the cash flows of all of our fixed maturity AFS securities backed by mortgages on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our fixed maturity AFS securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine

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whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment through a credit loss allowance for the security.

Changes in the allowance for credit losses on fixed maturity AFS securities (in millions), aggregated by investment category, were as follows:

	For the Three
	Months Ended
	September 30, 2020
	Corporate
	Bonds	RMBS	ABS	Total
Balance as of beginning-of-period	$19	$1	$1	$21
Additions for securities for which credit losses were not
previously recognized	5	-	-	5
Additions from purchases of PCD debt securities (1)	-	-	-	-
Additions (reductions) for securities for which credit losses
were previously recognized	(3)	-	(1)	(4)
Reductions for securities charged-off	(10)	-	-	(10)
Balance as of end-of-period (2)	$11	$1	$-	$12

	For the Nine
	Months Ended
	September 30, 2020
	Corporate
	Bonds	RMBS	ABS	Total
Balance as of beginning-of-period	$-	$-	$-	$-
Additions for securities for which credit losses were not
previously recognized	39	1	1	41
Additions from purchases of PCD debt securities (1)	-	-	-	-
Additions (reductions) for securities for which credit losses
were previously recognized	(3)	-	(1)	(4)
Reductions for securities disposed	(15)	-	-	(15)
Reductions for securities charged-off	(10)	-	-	(10)
Balance as of end-of-period (2)	$11	$1	$-	$12

(1)Represents purchased credit-deteriorated (“PCD”) fixed maturity AFS securities.

(2)Accrued interest receivable on fixed maturity AFS securities totaled $1.0 billion as of September 30, 2020, and was excluded from the estimate of credit losses.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows:

	For the	For the
	Three	Nine
	Months	Months
	Ended	Ended
	September 30,	September 30,
	2019	2019
Balance as of beginning-of-period	$244	$337
Increases attributable to:
Credit losses on securities for which an
OTTI was not previously recognized	1	11
Credit losses on securities for which an
OTTI was previously recognized	1	3
Decreases attributable to:
Securities sold, paid down or matured	(37)	(142)
Balance as of end-of-period	$209	$209

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Mortgage Loans on Real Estate

Mortgage loans on real estate consist of commercial and residential mortgage loans and are generally carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of allowances for credit losses. We carry certain commercial mortgage loans at fair value where the fair value option has been elected. Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our policy for commercial mortgage loans is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. Our policy for residential mortgage loans is to report loans that are 90 or more days past due, which equates to three or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Comprehensive Income (Loss) when received, depending on the assessment of the collectability of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are likewise credited to the allowance for credit losses. Accrued interest on mortgage loans is written off when deemed uncollectible.

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

	As of September 30, 2020			As of December 31, 2019
	Commercial	Residential	Total	Commercial	Residential	Total
Current	$15,918	$589	$16,507	$15,525	$659	$16,184
30 to 59 days past due	-	26	26	3	27	30
60 to 89 days past due	-	13	13	-	10	10
90 or more days past due	-	79	79	-	16	16
Allowance for credit losses	(171)	(30)	(201)	-	(2)	(2)
Unamortized premium (discount)	(15)	23	8	-	-	-
Mark-to-market gains (losses) (1)	26	-	26	(17)	23	6
Total carrying value	$15,758	$700	$16,458	$15,511	$733	$16,244

(1)Represents the mark-to-market on certain commercial mortgage loans on real estate for which we have elected the fair value option. See Note 13 for additional information.

Our commercial mortgage loan portfolio has the largest concentrations in California, which accounted for 24% of commercial mortgage loans on real estate as of September 30, 2020, and December 31, 2019, and Texas, which accounted for 11% of commercial mortgage loans on real estate as of September 30, 2020, and December 31, 2019.

Our residential mortgage loan portfolio has the largest concentrations in California, which accounted for 33% and 34% of residential mortgage loans on real estate as of September 30, 2020, and December 31, 2019, respectively, and Florida, which accounted for 19% and 20% of residential mortgage loans on real estate as of September 30, 2020, and December 31, 2019, respectively.

As of September 30, 2020, and December 31, 2019, we had 160 and 38 residential mortgage loans, respectively, that were either delinquent or in foreclosure.

Evaluation for Credit Losses on Mortgage Loans on Real Estate

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. Our model estimates expected credit losses over the contractual terms of the loans, which are the periods over which we are exposed to credit risk, adjusted for expected prepayments. Credit loss estimates are segmented by commercial mortgage loans, residential mortgage loans, and unfunded commitments related to commercial mortgage loans.

The allowance for credit losses for pooled loans of similar risk (i.e., commercial and residential mortgage loans) is estimated using relevant historical credit loss information adjusted for current conditions and reasonable and supportable forecasts of future conditions. Historical credit loss experience provides the basis for the estimation of expected credit losses with adjustments for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term lengths as well as adjustments for changes in environmental conditions, such as unemployment rates, property values, or other factors that management deems relevant. We apply probability weights to the positive, base and adverse scenarios we use. For periods beyond our reasonable and supportable forecast, we use implicit mean reversion over the remaining life of the recoverable, meaning our model will inherently revert to the baseline scenario as the baseline is representative of the historical average over a longer period of time.
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Allowances for credit losses are maintained at a level we believe is adequate to absorb current expected lifetime credit losses. Our periodic evaluation of the adequacy of the allowances for credit losses is based on historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, reasonable and supportable forecasts about the future and other relevant factors.

Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a specific allowance for credit losses is established for the excess carrying value of the loan over its estimated value. The loan’s estimated value is based on: the present value of expected future cash flows discounted at the loan’s effective interest rate; the loan’s observable market price; or the fair value of the loan’s collateral.

Mortgage loans on real estate are presented net of the allowance for credit losses on our Consolidated Balance Sheets. Changes in the allowance are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Mortgage loans on real estate deemed uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Determination of Credit Losses on Commercial Mortgage Loans on Real Estate

Our commercial loan portfolio is primarily comprised of long-term loans secured by existing commercial real estate. We believe all of the commercial loans in our portfolio share three primary risks: borrower credit worthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods of monitoring and assessing credit risk are consistent for our entire portfolio.

For our commercial mortgage loan portfolio, trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase an allowance for credit losses for a specific loan based upon this analysis.

We measure and assess the credit quality of our commercial mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan. The debt-service coverage ratio compares a property’s net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan. These credit quality metrics are monitored and reviewed at least annually.

For our commercial mortgage loans, there was one specifically identified impaired loan with a carrying value of less than $1 million as of September 30, 2020, and December 31, 2019.

Most of our off-balance sheet commitments relate to commercial mortgage loans. As such, the estimate is developed based on the commercial mortgage loan process outlined above, along with an internally developed conversion factor.

Determination of Credit Losses on Residential Mortgage Loans on Real Estate

Our residential loan portfolio is primarily comprised of first lien mortgages secured by existing residential real estate. Residential mortgage loans are primarily smaller-balance homogenous loans that share similar risk characteristics. Therefore, these pools of loans are collectively evaluated for inherent credit losses. Such evaluations consider numerous factors, including, but not limited to borrower credit scores, collateral values, loss forecasts, geographic location, delinquency rates and economic trends. These evaluations and assessments are revised as conditions change and new information becomes available, including updated forecasts, which can cause the allowances for credit losses to increase or decrease over time as such evaluations are revised. Generally, residential mortgage loan pools exclude loans that are nonperforming as those loans are evaluated individually using the evaluation framework for specific allowances for credit losses described above.

For residential mortgage loans, our primary credit quality indicator is whether the loan is performing or nonperforming. We generally define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status. There is generally a higher risk of experiencing credit losses when a residential mortgage loan is nonperforming. We monitor and update aging schedules and nonaccrual status on a monthly basis.

For our residential mortgage loans, there were 74 specifically identified impaired loans with an aggregate carrying value of $35 million as of September 30, 2020. There were four specifically identified impaired loans with an aggregate carrying value of $1 million as of December 31, 2019.

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Additional information related to impaired mortgage loans on real estate (in millions) was as follows:

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Average carrying value for impaired mortgage loans on real estate	$31	$-	$17	$-
Interest income recognized on impaired mortgage loans on real estate	-	-	-	-
Interest income collected on impaired mortgage loans on real estate	-	-	-	-

The amortized cost of mortgage loans on real estate on nonaccrual status (in millions) was as follows:

	As of September 30, 2020		As of January 1, 2020
	Nonaccrual		Nonaccrual
	with no		with no
	Allowance		Allowance
	for Credit		for Credit
	Losses	Nonaccrual	Losses	Nonaccrual
Commercial mortgage loans on real estate	$-	$-	$-	$-
Residential mortgage loans on real estate	-	82	-	17
Total	$-	$82	$-	$17

We use loan-to-value and debt-service coverage ratios as credit quality indicators for our commercial mortgage loans on real estate (dollars in millions) as follows:

	As of September 30, 2020			As of December 31, 2019
			Debt-			Debt-
			Service			Service
	Amortized	% of	Coverage	Amortized	% of	Coverage
Loan-to-Value Ratio	Cost	Total	Ratio	Cost	Total	Ratio
Less than 65%	$14,599	91.8%	2.43	$14,121	91.0%	2.35
65% to 74%	1,268	8.0%	1.82	1,389	9.0%	1.88
75% to 100%	36	0.2%	1.24	1	0.0%	1.09
Total	$15,903	100.0%		$15,511	100.0%

The amortized cost of commercial mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of September 30, 2020
		Debt-		Debt-		Debt-
		Service		Service		Service
	Less	Coverage	65%	Coverage	75%	Coverage
	than 65%	Ratio	to 74%	Ratio	to 100%	Ratio	Total
Origination Year
2020	$951	3.29	$85	1.67	$-	-	$1,036
2019	2,933	2.30	448	1.74	-	-	3,381
2018	2,368	2.22	221	1.53	-	-	2,589
2017	1,797	2.33	170	2.62	-	-	1,967
2016	1,689	2.44	204	1.62	28	1.30	1,921
2015 and prior	4,861	2.47	140	1.89	8	1.03	5,009
Total	$14,599		$1,268		$36		$15,903

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We use loan performance status as the primary credit quality indicator for our residential mortgage loans on real estate (dollars in millions) as follows:

	As of September 30, 2020		As of December 31, 2019
	Amortized	% of	Amortized	% of
Performance Indicator	Cost	Total	Cost (1)	Total
Performing	$648	88.8%	$718	97.7%
Nonperforming	82	11.2%	17	2.3%
Total	$730	100.0%	$735	100.0%

(1)A valuation allowance of $2 million was established on residential mortgage loans on real estate as of December 31, 2019.

The amortized cost of residential mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of September 30, 2020
	Performing	Nonperforming	Total
Origination Year
2020	$125	$8	$133
2019	338	58	396
2018	185	16	201
2017	-	-	-
2016	-	-	-
2015 and prior	-	-	-
Total	$648	$82	$730

Changes in the allowance for credit losses on mortgage loans on real estate (in millions) were as follows:

	For the Three			For the Nine
	Months Ended			Months Ended
	September 30, 2020			September 30, 2020
	Commercial	Residential	Total	Commercial	Residential	Total
Balance as of beginning-of-period	$234	$37	$271	$-	$2	$2
Impact of adopting ASU 2016-13	-	-	-	61	26	87
Additions from provision for credit
loss expense (1)	-	-	-	173	9	182
Additions from purchases of PCD
mortgage loans on real estate	-	-	-	-	-	-
Additions (reductions) for mortgage
loans on real estate for which credit
losses were previously recognized	(63)	(7)	(70)	(63)	(7)	(70)
Balance as of end-of-period (2)	$171	$30	$201	$171	$30	$201

(1)Due to recent improving economic projections, the provision for credit loss expense decreased by $70 million for the three months ended September 30, 2020. Due to changes in economic projections driven by the impact of the COVID-19 pandemic, the provision for credit loss expense increased by $112 million for the nine months ended September 30, 2020. For the three months ended September 30, 2020, we recognized no credit loss expense related to unfunded commitments for mortgage loans on real estate, and we had no realized losses for disposals of mortgage loans on real estate. For the nine months ended September 30, 2020, we recognized $1 million of credit loss benefit related to unfunded commitments for mortgage loans on real estate, and we had $1 million of realized losses for disposals of mortgage loans on real estate.

(2)Accrued interest receivable on mortgage loans on real estate totaled $50 million as of September 30, 2020, and was excluded from the estimate of credit losses.

There were no changes in the allowance for credit losses associated with impaired commercial mortgage loans on real estate for the three and nine months ended September 30, 2019.

Alternative Investments

As of September 30, 2020, and December 31, 2019, alternative investments included investments in 270 and 256 different partnerships, respectively, and represented approximately 1% of our total investments.

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Impairments on Fixed Maturity AFS Securities

Details underlying credit loss expense incurred as a result of impairments that were recognized in net income (loss) and included in realized gain (loss) on fixed maturity AFS securities (in millions) were as follows:

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Credit Loss Expense Recognized in Net Income (Loss) (1)
Fixed maturity AFS securities:
Corporate bonds	$(2)	$(2)	$(21)	$(12)
RMBS	-	-	(1)	(1)
ABS	1	-	-	(1)
Gross credit loss expense recognized in net income (loss)	(1)	(2)	(22)	(14)
Associated amortization of DAC, VOBA, DSI and DFEL	-	-	1	1
Net credit loss expense recognized in net income (loss)	$(1)	$(2)	$(21)	$(13)

(1) For the three and nine months ended September 30, 2020, we recognized credit loss expense incurred and write-downs taken as a result of impairments through net income (loss), pursuant to ASU 2016-13. For the three and nine months ended September 30, 2019, prior to the adoption of ASU 2016-13, we recognized write-downs taken as a result of OTTI through net income (loss).

During the three months ended September 30, 2019, we recorded no OTTI recognized in OCI. During the nine months ended September 30, 2019, we recorded $13 million of OTTI recognized in OCI.

Payables for Collateral on Investments

The carrying value of the payables for collateral on investments included on our Consolidated Balance Sheets and the fair value of the related investments or collateral (in millions) consisted of the following:

	As of September 30, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Collateral payable for derivative investments (1)	$3,172	$3,172	$1,383	$1,383
Securities pledged under securities lending agreements (2)	131	127	114	110
Investments pledged for Federal Home Loan Bank of
Indianapolis (“FHLBI”) (3)	3,130	5,029	3,580	5,480
Total payables for collateral on investments	$6,433	$8,328	$5,077	$6,973

(1)We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties’ credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that if exceeded result in the receipt of cash that is typically invested in cash and invested cash. See Note 5 for additional information.

(2)Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

(3)Our pledged investments for FHLBI are included in fixed maturity AFS securities and mortgage loans on real estate on our Consolidated Balance Sheets. The collateral requirements are generally 105% to 115% of the fair value for fixed maturity AFS securities and 155% to 175% of the fair value for mortgage loans on real estate.  The cash received in these transactions is primarily invested in cash and invested cash or fixed maturity AFS securities.

Increase (decrease) in payables for collateral on investments (in millions) consisted of the following:

	For the Nine
	Months Ended
	September 30,
	2020	2019
Collateral payable for derivative investments	$1,789	$1,072
Securities pledged under securities lending agreements	17	19
Securities pledged under repurchase agreements	-	(2)
Investments pledged for FHLBI	(450)	(350)
Total increase (decrease) in payables for collateral on investments	$1,356	$739

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We have elected not to offset our securities lending transactions in our financial statements. The remaining contractual maturities of securities lending transactions accounted for as secured borrowings (in millions) were as follows:

	As of September 30, 2020
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$127	$-	$-	$-	$127
Foreign government bonds	4	-	-	-	4
Total gross secured borrowings	$131	$-	$-	$-	$131

	As of December 31, 2019
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$114	$-	$-	$-	$114
Total gross secured borrowings	$114	$-	$-	$-	$114

We accept collateral in the form of securities in connection with repurchase agreements. In instances where we are permitted to sell or re-pledge the securities received, we report the fair value of the collateral received and a related obligation to return the collateral in the financial statements. In addition, we receive securities in connection with securities borrowing agreements that we are permitted to sell or re-pledge. As of September 30, 2020, the fair value of all collateral received that we are permitted to sell or re-pledge was $26 million. As of September 30, 2020, we have re-pledged none of this collateral to cover initial margin and over-the-counter collateral requirements on certain derivative investments.

Investment Commitments

As of September 30, 2020, our investment commitments were $1.6 billion, which included $1.1 billion of LPs, $343 million of private placement securities and $159 million of mortgage loans on real estate.

Concentrations of Financial Instruments

As of September 30, 2020, and December 31, 2019, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $1.2 and $1.3 billion, respectively, or 1% of total investments, and our investments in securities issued by the Federal National Mortgage Association with a fair value of $1.0 billion, or 1% of total investments. These concentrations include fixed maturity AFS, trading and equity securities.

As of September 30, 2020, and December 31, 2019, our most significant investments in one industry were our investments in securities in the financial services industry with a fair value of $20.8 billion and $18.2 billion, respectively, or 14% of total investments, and our investments in securities in the consumer non-cyclical industry with a fair value of $18.1 billion and $15.4 billion, respectively, or 12% of total investments. These concentrations include fixed maturity AFS, trading and equity securities.

5. Derivative Instruments

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, basis risk and credit risk. We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Derivative activities are monitored by various management committees. The committees are responsible for overseeing the implementation of various hedging strategies that are developed through the analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 13 for additional disclosures related to the fair value of our derivative instruments.

Interest Rate Contracts

We use derivative instruments as part of our interest rate risk management strategy. These instruments are economic hedges unless otherwise noted and include:

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Forward-Starting Interest Rate Swaps

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchases of certain assets.

We also use forward-starting interest rate swaps to hedge the interest rate exposure within our life products related to the forecasted purchases of certain assets.

Interest Rate Cap Corridors

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for certain life insurance products and annuity contracts. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate. For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor.

Interest Rate Futures

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Interest Rate Swap Agreements

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges to hedge the interest rate risk of floating-rate bond coupon payments by replicating a fixed-rate bond.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the fair value of certain fixed maturity securities due to interest rate risks.

Reverse Treasury Locks

We use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the anticipated purchase of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

Foreign Currency Contracts

We use derivative instruments as part of our foreign currency risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Currency Futures

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products. Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

Foreign Currency Swaps

We use foreign currency swaps to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange one currency for another at specified dates in the future at a specified exchange rate.

We also use foreign currency swaps designated and qualifying as cash flow hedges to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies.

Foreign Currency Forwards

We use foreign currency forwards to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency forward is a contractual agreement to exchange one currency for another at specified dates in the future at a specified current exchange rate.

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Equity Market Contracts

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

Call Options Based on the S&P 500 Index and Other Indices

We use call options to hedge the liability exposure on certain options in variable annuity products.

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, which can be up to six years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Consumer Price Index Swaps

We use consumer price index swaps to hedge the liability exposure on certain options in fixed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed-rate determined as of inception.

Equity Futures

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Put Options

We use put options to hedge the liability exposure on certain options in variable annuity products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

Total Return Swaps

We use total return swaps to hedge the liability exposure on certain options in variable annuity products.

In addition, we use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total return on a portfolio of indexes and pay a floating-rate of interest.

Credit Contracts

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

Credit Default Swaps – Buying Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows us to put the bond back to the counterparty at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Credit Default Swaps – Selling Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We sell credit default swaps to offer credit protection to contract holders and investors. The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

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Embedded Derivatives

We have embedded derivatives that include:

GLB Reserves Embedded Derivatives

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC (“benefit reserves”) and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC (“embedded derivative reserves”). We calculate the value of the benefit reserves and the embedded derivative reserves based on the specific characteristics of each guaranteed living benefit (“GLB”) feature.

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs offered in our variable annuity products, including products with guaranteed withdrawal benefit (“GWB”) and guaranteed income benefit (“GIB”) features. These GLB features are reinsured among various reinsurance counterparties on a coinsurance basis. We cede a portion of the GLB features to Lincoln National Reinsurance Company (Barbados) Limited (“LNBAR”), a wholly-owned subsidiary of LNC, on a funds withheld coinsurance basis. The funds withheld arrangement includes a dynamic hedging strategy designed to mitigate selected risks. Changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities hedge the income statement effect of changes in embedded derivative GLB reserves assumed by LNBAR caused by those same factors. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally effective in offsetting changes in the embedded derivative reserve assumed by LNBAR due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off. However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives, as well as the cash flow activity, to be reflected on LNBAR.

Indexed Annuity and IUL Contracts Embedded Derivatives

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Reinsurance Related Embedded Derivatives

We have certain modified coinsurance (“Modco”) and coinsurance with funds withheld reinsurance agreements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

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We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the related credit exposure. Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:

	As of September 30, 2020			As of December 31, 2019
	Notional	Fair Value		Notional	Fair Value
	Amounts	Asset	Liability	Amounts	Asset	Liability
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$1,234	$169	$2	$1,174	$108	$12
Foreign currency contracts (1)	2,871	320	36	2,874	191	51
Total cash flow hedges	4,105	489	38	4,048	299	63
Fair value hedges:
Interest rate contracts (1)	530	-	301	546	-	202
Non-Qualifying Hedges
Interest rate contracts (1)	131,973	1,752	142	112,921	1,082	219
Foreign currency contracts (1)	239	3	-	262	1	3
Equity market contracts (1)	68,727	2,211	1,070	43,283	1,442	664
Credit contracts (1)	54	-	-	55	-	-
Embedded derivatives:
GLB direct (2)	-	-	1,106	-	450	-
GLB ceded (2)	-	1,105	-	-	60	510
Reinsurance related (3)	-	-	476	-	-	375
Indexed annuity and IUL contracts (2) (4)	-	536	2,688	-	927	2,585
Total derivative instruments	$205,628	$6,096	$5,821	$161,115	$4,261	$4,621

(1)Reported in derivative investments and other liabilities on our Consolidated Balance Sheets.

(2)Reported in other assets and other liabilities on our Consolidated Balance Sheets.

(3)Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

(4)Reported in future contract benefits on our Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

	Remaining Life as of September 30, 2020
	Less Than	1 – 5	6 – 10	11 – 30	Over 30
	1 Year	Years	Years	Years	Years	Total
Interest rate contracts (1)	$14,583	$55,297	$27,601	$35,879	$377	$133,737
Foreign currency contracts (2)	176	387	967	1,580	-	3,110
Equity market contracts	34,706	20,651	5,504	12	7,854	68,727
Credit contracts	-	-	54	-	-	54
Total derivative instruments
with notional amounts	$49,465	$76,335	$34,126	$37,471	$8,231	$205,628

(1)As of September 30, 2020, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was July 1, 2022.

(2)As of September 30, 2020, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 17, 2050.

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The following amounts (in millions) were recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

Cumulative Fair Value
Hedging Adjustment
Included in the
	Amortized Cost of the		Amortized Cost of the
	Hedged		Hedged
	Assets / (Liabilities)		Assets / (Liabilities)
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019
Line Item in the Consolidated Balance Sheets in
which the Hedged Item is Included
AFS fixed maturity securities, at fair value	$854	$776	$302	$202

The change in our unrealized gain (loss) on derivative instruments within accumulated other comprehensive income (loss) (“AOCI”) (in millions) was as follows:

	For the Nine
	Months Ended
	September 30,
	2020	2019
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$181	$119
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period:
Cash flow hedges:
Interest rate contracts	75	173
Foreign currency contracts	213	114
Change in foreign currency exchange rate adjustment	(16)	80
Change in DAC, VOBA, DSI and DFEL	(70)	(3)
Income tax benefit (expense)	(43)	(77)
Less:
Reclassification adjustment for gains (losses)
included in net income (loss):
Cash flow hedges:
Interest rate contracts (1)	2	2
Foreign currency contracts (1)	46	25
Foreign currency contracts (2)	6	9
Associated amortization of DAC, VOBA, DSI and DFEL	(14)	(1)
Income tax benefit (expense)	(8)	(7)
Balance as of end-of-period	$308	$378

(1)The OCI offset is reported within net investment income on our Consolidated Statements of Comprehensive Income (Loss).

(2)The OCI offset is reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

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The effects of qualifying and non-qualifying hedges (in millions) on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	Gain (Loss) Recognized in Income
	For the Three Months Ended September 30,
	2020		2019
	Realized	Net	Realized	Net
	Gain	Investment	Gain	Investment
	(Loss)	Income	(Loss)	Income
Total Line Items in which the Effects of
Fair Value or Cash Flow Hedges are Recorded	$(13)	$1,404	(216)	$1,167

Qualifying Hedges
Gain or (loss) on fair value hedging relationships:
Interest rate contracts:
Hedged items	-	(21)	-	44
Derivatives designated as hedging instruments	-	21	-	(44)
Gain or (loss) on cash flow hedging relationships:
Interest rate contracts:
Amount of gain or (loss) reclassified from AOCI into income	-	1	-	-
Foreign currency contracts:
Amount of gain or (loss) reclassified from AOCI into income	(2)	24	5	10

Non-Qualifying Hedges
Interest rate contracts	(374)	-	698	-
Equity market contracts	949	-	172	-
Credit contracts	1	-	-	-
Embedded derivatives:
GLB	4	-	(1)	-
Reinsurance related	(127)	-	(156)	-
Indexed annuity and IUL contracts	(105)	-	(23)	-

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	Gain (Loss) Recognized in Income
	For the Nine Months Ended September 30,
	2020		2019
	Realized	Net	Realized	Net
	Gain	Investment	Gain	Investment
	(Loss)	Income	(Loss)	Income
Total Line Items in which the Effects of
Fair Value or Cash Flow Hedges are Recorded	$(448)	$3,834	$(844)	$3,645

Qualifying Hedges
Gain or (loss) on fair value hedging relationships:
Interest rate contracts:
Hedged items	-	100	-	101
Derivatives designated as hedging instruments	-	(100)	-	(101)
Gain or (loss) on cash flow hedging relationships:
Interest rate contracts:
Amount of gain or (loss) reclassified from AOCI into income	-	2	-	2
Foreign currency contracts:
Amount of gain or (loss) reclassified from AOCI into income	6	46	9	25

Non-Qualifying Hedges
Interest rate contracts	1,795	-	1,624	-
Equity market contracts	565	-	(241)	-
Credit contracts	(4)	-	-	-
Embedded derivatives:
GLB	(1)	-	(1)	-
Reinsurance related	(141)	-	(716)	-
Indexed annuity and IUL contracts	396	-	(372)	-

As of September 30, 2020, $48 million of the deferred net gains (losses) on derivative instruments in AOCI were expected to be reclassified to earnings during the next 12 months. This reclassification would be due primarily to interest rate variances related to our interest rate swap agreements.

For the nine months ended September 30, 2020 and 2019, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

As of September 30, 2020, we did not have any exposure related to credit default swaps for which we are the seller.

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Information related to our credit default swaps for which we are the seller (dollars in millions) was as follows:

As of December 31, 2019
Credit
		Reason	Nature	Rating of	Number		Maximum
		for	of	Underlying	of	Fair	Potential
Credit Contract Type	Maturity	Entering	Recourse	Obligation (1)	Instruments	Value (2)	Payout
Basket credit default swaps	12/20/2024	(3)	(4)	BBB+	1	$1	$55

(1)Represents average credit ratings based on the midpoint of the applicable ratings among Moody’s, S&P and Fitch Ratings, as scaled to the corresponding S&P ratings.

(2)Broker quotes are used to determine the market value of our credit default swaps.

(3)Credit default swaps were entered into in order to hedge the liability exposure on certain variable annuity products.

(4)Sellers do not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.

Details underlying the associated collateral of our credit default swaps for which we are the seller if credit risk-related contingent features were triggered (in millions) were as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
Maximum potential payout	$-	$55
Less: Counterparty thresholds	-	-
Maximum collateral potentially required to post	$-	$55

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding. If these netting agreements were not in place, we would have been required to post collateral if the market value was less than zero.

Credit Risk

We are exposed to credit losses in the event of non-performance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or non-performance risk (“NPR”). The NPR is based upon assumptions for each counterparty’s credit spread over the estimated weighted average life of the counterparty exposure, less collateral held. As of September 30, 2020, the NPR adjustment was zero. The credit risk associated with such agreements is minimized by entering into agreements with financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we and LLANY have agreed to maintain certain financial strength or claims-paying ratings. A downgrade below these levels could result in termination of derivative contracts, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contracts. In certain transactions, we and the counterparty have entered into a credit support annex requiring either party to post collateral when net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. We did not have any exposure as of September 30, 2020, or December 31, 2019.

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The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

	As of September 30, 2020		As of December 31, 2019
	Collateral	Collateral	Collateral	Collateral
	Posted by	Posted by	Posted by	Posted by
S&P	Counter-	LNL	Counter-	LNL
Credit	Party	(Held by	Party	(Held by
Rating of	(Held by	Counter-	(Held by	Counter-
Counterparty	LNL)	Party)	LNL)	Party)

AA-	$818	$(1)	$441	$(22)
A+	1,648	(98)	549	(168)
A	45	-	36	-
A-	661	-	355	-
	$3,172	$(99)	$1,381	$(190)

Balance Sheet Offsetting

Information related to the effects of offsetting (in millions) was as follows:

	As of September 30, 2020
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$4,455	$1,641	$6,096
Gross amounts offset	(1,220)	-	(1,220)
Net amount of assets	3,235	1,641	4,876
Gross amounts not offset:
Cash collateral	(3,172)	-	(3,172)
Non-cash collateral	(48)	-	(48)
Net amount	$15	$1,641	$1,656

Financial Liabilities
Gross amount of recognized liabilities	$592	$4,270	$4,862
Gross amounts offset	-	-	-
Net amount of liabilities	592	4,270	4,862
Gross amounts not offset:
Cash collateral	(99)	-	(99)
Non-cash collateral	-	-	-
Net amount	$493	$4,270	$4,763

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	As of December 31, 2019
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$2,619	$1,437	$4,056
Gross amounts offset	(708)	-	(708)
Net amount of assets	1,911	1,437	3,348
Gross amounts not offset:
Cash collateral	(1,381)	-	(1,381)
Non-cash collateral	(242)	-	(242)
Net amount	$288	$1,437	$1,725

Financial Liabilities
Gross amount of recognized liabilities	$771	$3,470	$4,241
Gross amounts offset	(15)	-	(15)
Net amount of liabilities	756	3,470	4,226
Gross amounts not offset:
Cash collateral	(190)	-	(190)
Non-cash collateral	-	-	-
Net amount	$566	$3,470	$4,036

6. Federal Income Taxes

The effective tax rate is the ratio of tax expense (benefit) over pre-tax income (loss). The effective tax rate was 29% and 137% for the three and nine months ended September 30, 2020, respectively. The effective tax rate was 33% for the three months ended September 30, 2019, and was not considered meaningful for the nine months ended September 30, 2019. The effective tax rate on pre-tax income is typically lower than the prevailing corporate federal income tax rate of 21% due to benefits from preferential tax items including the separate accounts dividends-received deduction (“DRD”) and tax credits.

For the three and nine months ended September 30, 2020, the effective tax rate differed from the prevailing corporate federal income tax rate due primarily to the effects of preferential tax items being additive to the tax benefit at 21% on pre-tax losses.

For the three months ended September 30, 2019, the effective tax rate differed from the prevailing corporate federal income tax rate due primarily to the effects of preferential tax items being additive to the tax benefit at 21% on pre-tax losses. For the nine months ended September 30, 2019, losses reduced pre-tax income to a level that, when computing tax expense at the prevailing corporate federal income tax rate of 21% and then adding the effects of preferential tax items, produced a tax benefit that then resulted in a non-meaningful negative effective tax rate based on the relationship between tax benefit and pre-tax income.

7. Reinsurance

Adoption of ASU 2016-13

In 2020, we adopted ASU 2016-13, which resulted in a new recognition and measurement of credit losses on most financial assets. See Note 2 for additional information. We established an allowance for credit losses of $190 million as of January 1, 2020, for reinsurance-related assets for the risk of credit losses inherent in reinsurance transactions. We estimated an allowance for credit losses for all reinsurance recoverables and related reinsurance deposit assets held by our subsidiaries. As such, we performed a quantitative analysis using a probability of loss approach to estimate expected credit losses for reinsurance recoverables, inclusive of similar assets recognized using the deposit method of accounting. The allowance for credit losses is a general allowance for pools of receivables with similar risk characteristics segmented by credit risk ratings and receivables assessed on an individual basis that do not share similar risk characteristics where we anticipate a credit loss over the life of reinsurance-related assets.

Our model uses relevant internal or external historical loss information adjusted for current conditions and reasonable and supportable forecasts of future events and conditions in developing our loss estimate. We utilized historical credit rating data to form an estimation of probability of default of counterparties by means of a transition matrix that provides the rates of credit migration for credit ratings transitioning to impairment. We updated reinsurer credit ratings during the quarter to incorporate the most up-to-date information on the current state of the financial stability of our reinsurers. To simulate changes in economic conditions, we used positive, base and adverse scenarios that include varying levels of loss given default assumptions to reflect the impact of changes in severity of losses. We applied probability weights to the positive, base and adverse scenarios. For periods beyond our reasonable and supportable forecasts, we used implicit mean reversion over the remaining life of the recoverable. Additionally, we considered factors that impact our exposure at default

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that are driven by actuarial expectations around term and mortality assumptions rather than being directly driven by market or economic environment.

Our model estimates the expected credit losses over the life of the reinsurance asset. Credit loss estimates are segmented based on counterparty credit risk. Our modeling process utilizes counterparty credit ratings, collateral types and amounts, and term and run-off assumptions. For reinsurance recoverables that do not share similar risk characteristics, we assessed on an individual basis to determine a specific allowance for credit losses.

We estimated expected credit losses over the contractual term of the recoverable, which is the period during which we are exposed to the credit risk. Reinsurance recoverables may not have explicit contractual lives, but are tied to the underlying insurance products; as a result, we estimated the contractual life by utilizing actuarial estimates of the timing of payouts related to those underlying products.

Reinsurance treaties often require the reinsurer to collateralize the recoverable with funds in a trust account for the benefit of the ceding insurance entity that can reduce the expected credit losses on a given treaty. As such, we review reinsurance collateral by individual treaty to sensitize risk of loss based on level of collateralization. This review is driven by the assumption that non-collateralized reinsurance recoverables would have materially higher losses in time of default. Therefore, reinsurance recoverables are pooled as either fully-collateralized or non-collateralized.

Reinsurance recoverables are presented net of the allowance for credit losses on our Consolidated Balance Sheets. Changes in the allowance for credit losses are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Reinsurance recoverables deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Modco Agreements

Some portions of our annuity business have been reinsured on a Modco basis with other companies. In a Modco agreement, we as the ceding company retain the reserves, as well as the assets backing those reserves, and the reinsurer shares proportionally in all financial terms of the reinsured policies based on their respective percentage of the risk. Effective October 1, 2018, we entered into one such Modco agreement with Athene Holding Ltd. (“Athene”) to reinsure fixed and fixed indexed annuity products, which resulted in a deposit asset of $5.9 billion and $6.6 billion as of September 30, 2020, and December 31, 2019, respectively, within other assets on our Consolidated Balance Sheets. We held assets in support of reserves associated with the transaction in a Modco investment portfolio, which consisted of the following (in millions):

	As of	As of
	September 30,	December 31,
	2020	2019
Fixed maturity AFS securities	$1,630	$2,308
Trading securities	3,488	3,534
Equity securities	17	14
Commercial mortgage loans	794	698
Derivative investments	95	130
Other investments	116	94
Cash and invested cash	117	62
Accrued investment income	43	57
Other assets	3	-
Total	$6,303	$6,897

In addition, the portfolio was supported by $186 million of over-collateralization and a $175 million letter of credit as of September 30, 2020.

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8. Guaranteed Benefit Features

Information on the guaranteed death benefit (“GDB”) features outstanding (dollars in millions) was as follows:

	As of	As of
	September 30,	December 31,
	2020 (1)	2019 (1)
Return of Net Deposits
Total account value	$101,215	$101,601
Net amount at risk (2)	156	71
Average attained age of contract holders	66 years	65 years

Minimum Return
Total account value	$91	$92
Net amount at risk (2)	13	13
Average attained age of contract holders	78 years	77 years
Guaranteed minimum return	5%	5%

Anniversary Contract Value
Total account value	$25,348	$25,763
Net amount at risk (2)	497	384
Average attained age of contract holders	72 years	71 years

(1)Our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

(2)Represents the amount of death benefit in excess of the account balance that is subject to market fluctuations.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDBs (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:

	For the Nine
	Months Ended
	September 30,
	2020	2019
Balance as of beginning-of-year	$117	$161
Changes in reserves	46	(16)
Benefits paid	(21)	(15)
Balance as of end-of-period	$142	$130

Variable Annuity Contracts

Account balances of variable annuity contracts, including those with guarantees, (in millions) were invested in separate account investment options as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
Asset Type
Domestic equity	$63,423	$64,093
International equity	18,871	19,852
Fixed income	41,175	41,405
Total	$123,469	$125,350

Percent of total variable annuity separate account values	98%	98%

Secondary Guarantee Products

Future contract benefits and other contract holder funds include reserves for our secondary guarantee products sold through our Life Insurance segment. Reserves on UL and VUL products with secondary guarantees represented 36% and 35% of total life insurance in-
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force reserves as of September 30, 2020, and December 31, 2019, respectively. UL and VUL products with secondary guarantees represented 32% of total life insurance sales for the three and nine months ended September 30, 2020, compared to 25% and 28%, respectively, for the corresponding periods in 2019.

9. Liability for Unpaid Claims

The liability for unpaid claims consists primarily of long-term disability claims and is reported in future contract benefits on our Consolidated Balance Sheets. Changes in the liability for unpaid claims (in millions) were as follows:

	For the Nine
	Months Ended
	September 30,
	2020	2019
Balance as of beginning-of-year	$5,552	$5,335
Reinsurance recoverable	152	143
Net balance as of beginning-of-year	5,400	5,192
Incurred related to:
Current year	2,615	2,370
Prior years:
Interest	116	117
All other incurred (1)	(157)	(203)
Total incurred	2,574	2,284
Paid related to:
Current year	(1,184)	(1,046)
Prior years	(1,118)	(1,091)
Total paid	(2,302)	(2,137)
Net balance as of end-of-period	5,672	5,339
Reinsurance recoverable	149	148
Balance as of end-of-period	$5,821	$5,487

(1)All other incurred is primarily impacted by the level of claim resolutions in the period compared to that which is expected by the reserve assumption. A negative number implies a favorable result where claim resolutions were more favorable than assumed. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the long-term life of the block of claims. It will vary from actual experience in any one period, both favorably and unfavorably.

The interest rate assumption used for discounting long-term claim reserves is an important part of the reserving process due to the long benefit period for these claims. Interest accrued on prior years’ reserves has been calculated on the opening reserve balance less one-half of the prior years’ incurred claim payments at our average reserve discount rate.

Long-term disability benefits may extend for many years, and claim development schedules do not reflect these longer benefit periods. As a result, we use longer term retrospective runoff studies, experience studies and prospective studies to develop our liability estimates.

10.  Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers, registered investment advisers and unclaimed property laws.

LNL and its affiliates are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with the actual experiences of LNL in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

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Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of September 30, 2020. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LNL’s financial condition.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Accordingly, the estimate contained in this paragraph reflects two types of matters. For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable. In these cases, the estimate reflects the reasonably possible loss or range of loss. As of September 30, 2020, we estimate the aggregate range of reasonably possible losses, including amounts in excess of amounts accrued for these matters as of such date, to be up to approximately $90 million. Any estimate is not an indication of expected loss, if any, or of the Company’s maximum possible loss exposure on such matters.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Certain reinsurers have sought rate increases on certain yearly renewable term treaties. We are disputing the requested rate increases under these treaties. We have initiated and will initiate arbitration proceedings, as necessary, under these treaties in order to protect our contractual rights. Additionally, reinsurers may initiate arbitration proceedings against us. We believe it is unlikely the outcome of these disputes will have a material adverse effect on our financial condition.

Cost of Insurance Litigation

Glover v. Connecticut General Life Insurance Company and The Lincoln National Life Insurance Company, filed in the U.S. District Court for the District of Connecticut, No. 3:16-cv-00827, is a putative class action that was served on LNL on June 8, 2016. Plaintiff is the owner of a universal life insurance policy who alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who owned policies containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders. On January 11, 2019, the court dismissed Plaintiff’s complaint in its entirety. In response, Plaintiff filed a motion for leave to amend the complaint, which we have opposed.

Hanks v. Lincoln Life & Annuity Company of New York (“LLANY”) and Voya Retirement Insurance and Annuity Company (“Voya”), filed in the U.S. District Court for the Southern District of New York, No. 1:16-cv-6399, is a putative class action that was served on LLANY on August 12, 2016. Plaintiff owns a universal life policy originally issued by Aetna (now Voya) and alleges that (i) Voya breached the terms of the policy when it increased non-guaranteed cost of insurance rates on Plaintiff’s policy; and (ii) LLANY, as reinsurer and administrator of Plaintiff’s policy, engaged in wrongful conduct related to the cost of insurance increase and was unjustly enriched as a result. Plaintiff seeks to represent all owners of Aetna life insurance policies that were subject to non-guaranteed cost of insurance rate increases in 2016 and seeks damages on their behalf. On March 13, 2019, the court issued an order granting plaintiff’s motion for class certification for the breach of contract claim and denying such motion with respect to the unjust enrichment claim against LLANY, and, on September 12, 2019, the court issued an order approving the parties’ joint stipulation of dismissal with respect to the unjust enrichment claim and dismissed LLANY as a defendant in the case. In light of LLANY’s role as reinsurer and administrator under the 1998 coinsurance agreement with Aetna (now Voya), and of the parties’ rights and obligations thereunder, LLANY continues to be actively engaged in the defense of this case. On September 30, 2020, the court denied plaintiff’s motion for summary judgment and granted in part Voya’s motion for summary judgment. The court has not yet set a trial date, and we continue to vigorously defend this action.

EFG Bank AG, Cayman Branch, et al. v. The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:17-cv-02592, is a civil action filed on February 1, 2017. Plaintiffs own Legend Series universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates beginning in 2016. We are vigorously defending this matter.

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In re: Lincoln National COI Litigation, pending in the U.S. District Court for the Eastern District of Pennsylvania, Master File No. 2:16-cv-06605-GJP, is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order dated March 20, 2017. In addition to consolidating a number of existing matters, the order also covers any future cases filed in the same district related to the same subject matter. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2016. Plaintiffs seek to represent classes of policyowners and seek damages on their behalf. We are vigorously defending this matter.

In re: Lincoln National 2017 COI Rate Litigation, Master File No. 2:17-cv-04150 is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order of the court in March 2018. Plaintiffs own universal life insurance policies originally issued by former Jefferson-Pilot (now LNL). Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2017. Plaintiffs seek to represent classes of policyholders and seek damages on their behalf. We are vigorously defending this matter.

TVPX ARS INC., as Securities Intermediary for Consolidated Wealth Management, LTD. v. The Lincoln National Life Insurance Company, filed in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-02989, is a putative class action that was filed on July 17, 2018. Plaintiff alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who own policies issued by LNL or its predecessors containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders. We are vigorously defending this matter.

LSH Co. and Wells Fargo Bank, National Association, as securities intermediary for LSH Co. v. Lincoln National Corporation and The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-05529, is a civil action filed on December 21, 2018. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates in 2016 and 2017. We are vigorously defending this matter.

Vida Longevity Fund, LP v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:19-cv-06004, is a putative class action that was filed on June 27, 2019. Plaintiff alleges that LLANY charged more for non-guaranteed cost of insurance than was permitted by the policies. Plaintiff seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and which contain non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policies. Plaintiff also seeks to represent a sub-class of such policyholders who own or owned “life insurance policies issued in the State of New York.” Plaintiff seeks damages on behalf of the policyholder class and sub-class. We are vigorously defending this matter.

Other Litigation

Andrew Nitkewicz v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:20-cv-06805, is a putative class action that was filed on August 24, 2020. Plaintiff Andrew Nitkewicz, as trustee of the Joan C. Lupe Trust, seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and for which planned annual, semi-annual, or quarterly premiums were paid for any period beyond the end of the policy month of the insured’s death. Plaintiff alleges LLANY failed to refund unearned premium in violation of New York Insurance Law Section 3203(a)(2) in connection with the payment of death benefit claims for certain insurance policies. Plaintiff seeks compensatory damages and pre-judgment interest on behalf of the various classes and sub-class. We are vigorously defending this matter.

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11. Shares and Stockholder’s Equity

All authorized and issued shares of LNL are owned by LNC.

AOCI

The following summarizes the components and changes in AOCI (in millions):

	For the Nine
	Months Ended
	September 30,
	2020	2019
Unrealized Gain (Loss) on AFS Securities
Balance as of beginning-of-year	$5,637	$536
Cumulative effect from adoption of new accounting standard	40	-
Unrealized holding gains (losses) arising during the period	5,190	9,407
Change in foreign currency exchange rate adjustment	19	(80)
Change in DAC, VOBA, DSI, future contract benefits and other contract holder funds	(2,392)	(2,271)
Income tax benefit (expense)	(603)	(1,502)
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	(46)	(16)
Associated amortization of DAC, VOBA, DSI and DFEL	48	(11)
Income tax benefit (expense)	-	6
Balance as of end-of-period	$7,889	$6,111
Unrealized OTTI on AFS Securities
Balance as of beginning-of-year	$40	$29
(Increases) attributable to:
Cumulative effect from adoption of new accounting standard	(40)	-
Gross OTTI recognized in OCI during the period	-	(14)
Change in DAC, VOBA, DSI and DFEL	-	1
Income tax benefit (expense)	-	4
Decreases attributable to:
Changes in fair value, sales, maturities or other settlements of AFS securities	-	20
Change in DAC, VOBA, DSI and DFEL	-	(3)
Income tax benefit (expense)	-	(4)
Balance as of end-of-period	$-	$33
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$181	$119
Unrealized holding gains (losses) arising during the period	288	287
Change in foreign currency exchange rate adjustment	(16)	80
Change in DAC, VOBA, DSI and DFEL	(70)	(3)
Income tax benefit (expense)	(43)	(77)
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	54	36
Associated amortization of DAC, VOBA, DSI and DFEL	(14)	(1)
Income tax benefit (expense)	(8)	(7)
Balance as of end-of-period	$308	$378
Funded Status of Employee Benefit Plans
Balance as of beginning-of-year	$(22)	$(25)
Adjustment arising during the period	-	-
Balance as of end-of-period	$(22)	$(25)

36

The following summarizes the reclassifications out of AOCI (in millions) and the associated line item in the Consolidated Statements of Comprehensive Income (Loss):

	For the Nine
	Months Ended
	September 30,
	2020	2019
Unrealized Gain (Loss) on AFS Securities
Gross reclassification	$(46)	$(16)	Total realized gain (loss)
Associated amortization of DAC,
VOBA, DSI and DFEL	48	(11)	Total realized gain (loss)
Reclassification before income			Income (loss) from continuing
tax benefit (expense)	2	(27)	operations before taxes
Income tax benefit (expense)	-	6	Federal income tax expense (benefit)
Reclassification, net of income tax	$2	$(21)	Net income (loss)

Unrealized OTTI on AFS Securities
Gross reclassification	$-	$4	Total realized gain (loss)
Change in DAC, VOBA, DSI and DFEL	-	-	Total realized gain (loss)
Reclassification before income			Income (loss) from continuing
tax benefit (expense)	-	4	operations before taxes
Income tax benefit (expense)	-	(1)	Federal income tax expense (benefit)
Reclassification, net of income tax	$-	$3	Net income (loss)

Unrealized Gain (Loss) on Derivative Instruments
Gross reclassifications:
Interest rate contracts	$2	$2	Net investment income
Foreign currency contracts	46	25	Net investment income
Foreign currency contracts	6	9	Total realized gain (loss)
Total gross reclassifications	54	36
Associated amortization of DAC,
VOBA, DSI and DFEL	(14)	(1)	Commissions and other expenses
Reclassifications before income			Income (loss) from continuing
tax benefit (expense)	40	35	operations before taxes
Income tax benefit (expense)	(8)	(7)	Federal income tax expense (benefit)
Reclassifications, net of income tax	$32	$28	Net income (loss)

37

12. Realized Gain (Loss)

Realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) includes realized gains and losses from the sale of investments, write-downs for impairments of investments and changes in the allowance for credit losses for financial assets, changes in fair value for mortgage loans on real estate accounted for under the fair value option, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivatives and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation. Details underlying realized gain (loss) (in millions) were as follows:

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Fixed maturity AFS securities:
Gross gains	$-	$7	$26	$39
Gross losses	(6)	(12)	(72)	(55)
Credit loss benefit (expense) (1)	(1)	-	(21)	-
Gross OTTI	-	(2)	-	(14)
Realized gain (loss) on equity securities (2)	5	(17)	(9)	(10)
Credit loss benefit (expense) on mortgage loans on real estate	70	(1)	(111)	(2)
Other gain (loss) on investments	2	(4)	(7)	(9)
Associated amortization of DAC, VOBA, DSI and DFEL
and changes in other contract holder funds	(8)	(5)	34	(12)
Total realized gain (loss) related to certain financial assets	62	(34)	(160)	(63)
Realized gain (loss) on the mark-to-market on certain instruments (3)(4)	(51)	(104)	(102)	(515)
Indexed annuity and IUL contracts net derivatives results: (5)
Gross gain (loss)	47	(21)	(2)	(97)
Associated amortization of DAC, VOBA, DSI and DFEL	(20)	(2)	(5)	7
GLB fees ceded to LNBAR and attributed fees:
Gross gain (loss)	(46)	(47)	(157)	(153)
Associated amortization of DAC, VOBA, DSI and DFEL	(5)	(8)	(22)	(23)
Total realized gain (loss)	$(13)	$(216)	$(448)	$(844)

(1)Includes changes in the allowance for credit losses as well as direct write-downs to amortized cost as a result of negative credit events.

(2)Includes market adjustments on equity securities still held of $5 million and $(17) million for the three months ended September 30, 2020 and 2019, respectively, and $(8) million and $(11) million for the nine months ended September 30, 2020 and 2019, respectively.

(3)Represents changes in the fair values of certain derivative investments (not including those associated with our variable and indexed annuity and IUL contracts net derivative results), reinsurance related embedded derivatives, mortgage loans on real estate accounted for under the fair value option and trading securities. See Note 7 for information regarding Modco.

(4)Includes gains and losses from fair value changes on mortgage loans on real estate accounted for under the fair value option of $3 million for the three months ended September 30, 2020 and $8 million for the nine months ended September 30, 2020.

(5)Represents the net difference between the change in fair value of the index options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity and IUL contracts along with changes in the fair value of embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.

38

13. Fair Value of Financial Instruments

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

	As of September 30, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Fixed maturity AFS securities	$116,372	$116,372	$103,773	$103,773
Trading securities	4,574	4,574	4,602	4,602
Equity securities	120	120	103	103
Mortgage loans on real estate	16,458	18,145	16,244	16,774
Derivative investments (1)	3,235	3,235	1,911	1,911
Other investments	2,976	2,976	2,554	2,554
Cash and invested cash	1,711	1,711	1,879	1,879
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	1,105	1,105	60	60
Indexed annuity ceded embedded derivatives	536	536	927	927
Separate account assets	152,975	152,975	153,571	153,571

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(2,688)	(2,688)	(2,585)	(2,585)
Other contract holder funds:
Remaining guaranteed interest and similar contracts	(1,860)	(1,860)	(1,900)	(1,900)
Account values of certain investment contracts	(40,437)	(56,321)	(38,606)	(46,781)
Short-term debt	(466)	(466)	(609)	(609)
Long-term debt	(2,409)	(2,736)	(2,414)	(2,714)
Reinsurance related embedded derivatives	(476)	(476)	(375)	(375)
Other liabilities:
Derivative liabilities (1)	(331)	(331)	(238)	(238)
GLB direct embedded derivatives	(1,106)	(1,106)	-	-
GLB ceded embedded derivatives	-	-	(510)	(510)

(1)We have master netting agreements with each of our derivative counterparties, which allow for the netting of our derivative asset and liability positions by counterparty.

Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Mortgage Loans on Real Estate

The fair value of mortgage loans on real estate, including mortgage loans accounted for using the fair value option, is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s market price or the fair value of the collateral if the loan is collateral dependent. The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 2 within the fair value hierarchy.

39

Other Investments

The carrying value of our assets classified as other investments approximates fair value. Other investments includes primarily LPs and other privately held investments that are accounted for using the equity method of accounting and the carrying value is based on our proportional share of the net assets of the LPs. Other investments also includes Federal Home Loan Bank (“FHLB”) stock carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. The inputs used to measure the fair value of our LPs, other privately held investments and FHLB stock are classified as Level 3 within the fair value hierarchy. The remaining assets in other investments include cash collateral receivables and securities that are not LPs or other privately held investments. The inputs used to measure the fair value of these assets are classified as Level 1 within the fair value hierarchy.

Separate Account Assets

Separate account assets are primarily carried at fair value.  A portion of our separate account assets includes LPs, which are accounted for using the equity method of accounting. The carrying value is based on our proportional share of the net assets of the LPs and approximates fair value. The inputs used to measure the fair value of the separate account asset LPs are classified as Level 3 within the fair value hierarchy.

Other Contract Holder Funds

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of September 30, 2020, and December 31, 2019, the remaining guaranteed interest and similar contracts carrying value approximated fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date. The inputs used to measure the fair value of our other contract holder funds are classified as Level 3 within the fair value hierarchy.

Short-Term and Long-Term Debt

The fair value of short-term and long-term debt is based on quoted market prices. The inputs used to measure the fair value of our short-term and long-term debt are classified as Level 2 within the fair value hierarchy.

Fair Value Option

Mortgage loans on real estate, net of allowance for credit losses, as reported on our Consolidated Balance Sheets, includes commercial mortgage loans for which the fair value option was elected. The fair value option allows us to elect fair value as an alternative measurement for mortgage loans not otherwise reported at fair value. We have made these elections for certain mortgage loans associated with Modco arrangements to help mitigate the inconsistency in earnings that would otherwise result from the use of embedded derivatives included with these loans. Changes in fair value are reflected in realized gain (loss) on our Consolidated Statement of Comprehensive Income (Loss) for commercial mortgage loans. Changes in fair value due to instrument-specific credit risk are estimated using changes in credit spreads and quality ratings for the period reported.

The fair value and aggregate contractual principal for mortgage loans where the fair value option was elected (in millions) was as follows:

As of
September 30,
2020
Commercial mortgage loans: (1)
Fair value	$794
Aggregate contractual principal	770
-

(1)As of September 30, 2020, no loans for which the fair value option has been elected were in non-accrual status and none were more than 90 days past due and still accruing interest.

Financial Instruments Carried at Fair Value

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of September 30, 2020, or December 31, 2019, and we noted no changes in our valuation methodologies between these periods.

40

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels:

	As of September 30, 2020
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$90,199	$7,207	$97,406
U.S. government bonds	423	37	-	460
State and municipal bonds	-	6,517	-	6,517
Foreign government bonds	-	365	66	431
RMBS	-	2,961	2	2,963
CMBS	-	1,420	1	1,421
ABS	-	6,170	413	6,583
Hybrid and redeemable preferred securities	61	426	104	591
Mortgage loans on real estate	-	794	-	794
Trading securities	5	4,034	535	4,574
Equity securities	22	49	49	120
Derivative investments (1)	-	2,176	2,279	4,455
Cash and invested cash	-	1,711	-	1,711
Other assets:
GLB ceded embedded derivatives	-	-	1,105	1,105
Indexed annuity ceded embedded derivatives	-	-	536	536
Separate account assets	720	152,246	-	152,966
Total assets	$1,231	$269,105	$12,297	$282,633

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(2,688)	$(2,688)
Reinsurance related embedded derivatives	-	(476)	-	(476)
Other liabilities:
Derivative liabilities (1)	-	(420)	(1,131)	(1,551)
GLB direct embedded derivatives	-	-	(1,106)	(1,106)
Total liabilities	$-	$(896)	$(4,925)	$(5,821)

41

	As of December 31, 2019
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$80,801	$6,978	$87,779
U.S. government bonds	391	7	5	403
State and municipal bonds	-	5,685	-	5,685
Foreign government bonds	-	298	90	388
RMBS	-	2,997	11	3,008
CMBS	-	1,082	1	1,083
ABS	-	4,615	268	4,883
Hybrid and redeemable preferred securities	77	389	78	544
Trading securities	50	3,886	666	4,602
Equity securities	25	48	30	103
Derivative investments (1)	-	1,089	1,735	2,824
Cash and invested cash	-	1,879	-	1,879
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	-	-	60	60
Indexed annuity ceded embedded derivatives	-	-	927	927
Separate account assets	644	152,916	-	153,560
Total assets	$1,187	$255,692	$11,299	$268,178

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(2,585)	$(2,585)
Reinsurance related embedded derivatives	-	(375)	-	(375)
Other liabilities:
Derivative liabilities (1)	-	(284)	(867)	(1,151)
GLB ceded embedded derivatives	-	-	(510)	(510)
Total liabilities	$-	$(659)	$(3,962)	$(4,621)

(1)Derivative investment assets and liabilities are presented within the fair value hierarchy on a gross basis by derivative type and not on a master netting basis by counterparty.

42

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any effect of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	For the Three Months Ended September 30, 2020
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (2)	Value
Investments: (3)
Fixed maturity AFS securities:
Corporate bonds	$6,975	$(7)	$191	$64	$(16)	$7,207
U.S. government bonds	5	-	-	-	(5)	-
Foreign government bonds	86	-	-	(20)	-	66
RMBS	2	-	-	-	-	2
CMBS	1	-	-	-	-	1
ABS	424	-	3	60	(74)	413
Hybrid and redeemable
preferred securities	90	-	1	13	-	104
Trading securities	673	2	-	(119)	(21)	535
Equity securities	29	2	-	18	-	49
Derivative investments	595	958	-	(189)	(216)	1,148
Other assets: (4)
GLB ceded embedded derivatives	3,081	(1,976)	-	-	-	1,105
Indexed annuity ceded embedded derivatives	664	295	-	(423)	-	536
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (4)	(2,272)	(400)	-	(16)	-	(2,688)
Other liabilities – GLB direct embedded
derivatives (4)	(3,086)	1,980	-	-	-	(1,106)
Total, net	$7,267	$854	$195	$(612)	$(332)	$7,372

43

	For the Three Months Ended September 30, 2019
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (2)	Value
Investments: (3)
Fixed maturity AFS securities:
Corporate bonds	$6,061	$3	$(49)	$239	$51	$6,305
Foreign government bonds	113	-	2	-	-	115
RMBS	-	-	-	10	-	10
CMBS	2	-	-	7	-	9
ABS	320	-	1	69	(173)	217
Hybrid and redeemable
preferred securities	78	-	-	-	-	78
Trading securities	523	10	-	146	(113)	566
Equity securities	68	(11)	-	(3)	-	54
Derivative investments	466	183	119	23	-	791
Other assets: (4)
GLB ceded embedded derivatives	111	733	-	-	-	844
Indexed annuity ceded embedded derivatives	903	7	-	(19)	-	891
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (4)	(1,973)	(30)	-	(95)	-	(2,098)
Other liabilities: (4)
GLB direct embedded derivatives	(1)	(845)	-	-	-	(846)
GLB ceded embedded derivatives	(111)	111	-	-	-	-
Total, net	$6,560	$161	$73	$377	$(235)	$6,936

44

	For the Nine Months Ended September 30, 2020
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (2)	Value
Investments: (3)
Fixed maturity AFS securities:
Corporate bonds	$6,978	$(6)	$17	$146	$72	$7,207
U.S. government bonds	5	-	-	-	(5)	-
Foreign government bonds	90	-	(4)	(20)	-	66
RMBS	11	-	-	-	(9)	2
CMBS	1	-	-	-	-	1
ABS	268	-	5	317	(177)	413
Hybrid and redeemable
preferred securities	78	-	(1)	9	18	104
Trading securities	666	(2)	-	(139)	10	535
Equity securities	30	1	-	18	-	49
Derivative investments	868	555	267	(326)	(216)	1,148
Other assets: (4)
GLB direct embedded derivatives	450	(450)	-	-	-	-
GLB ceded embedded derivatives	60	1,045	-	-	-	1,105
Indexed annuity ceded embedded derivatives	927	484	-	(875)	-	536
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (4)	(2,585)	(88)	-	(15)	-	(2,688)
Other liabilities: (4)
GLB direct embedded derivatives	-	(1,106)	-	-	-	(1,106)
GLB ceded embedded derivatives	(510)	510	-	-	-	-
Total, net	$7,337	$943	$284	$(885)	$(307)	$7,372

45

	For the Nine Months Ended September 30, 2019
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (2)	Value
Investments: (3)
Fixed maturity AFS securities:
Corporate bonds	$5,652	$3	$44	$641	$(35)	$6,305
Foreign government bonds	109	-	6	-	-	115
RMBS	7	-	-	10	(7)	10
CMBS	2	-	-	7	-	9
ABS	134	-	2	477	(396)	217
Hybrid and redeemable
preferred securities	75	-	3	-	-	78
Trading securities	67	12	-	723	(236)	566
Equity securities	25	(11)	-	40	-	54
Derivative investments	533	(129)	235	152	-	791
Other assets: (4)
GLB direct embedded derivatives	123	(123)	-	-	-	-
GLB ceded embedded derivatives	72	772	-	-	-	844
Indexed annuity ceded embedded derivatives	902	128	-	(139)	-	891
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (4)	(1,305)	(500)	-	(293)	-	(2,098)
Other liabilities: (4)
GLB direct embedded derivatives	-	(846)	-	-	-	(846)
GLB ceded embedded derivatives	(196)	196	-	-	-	-
Total, net	$6,200	$(498)	$290	$1,618	$(674)	$6,936

(1)The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 5).

(2)Transfers into or out of Level 3 for fixed maturity AFS and trading securities are reported at amortized cost as of the beginning-of-period. For fixed maturity AFS and trading securities, the difference between beginning-of-period amortized cost and beginning-of-period fair value was included in OCI and earnings, respectively, in the prior period.

(3)Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Comprehensive Income (Loss). Gains (losses) from sales, maturities, settlements and calls and credit loss expense are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

(4)Gains (losses) from the changes in fair value are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

46

The following provides the components of the items included in issuances, sales, maturities, settlements and calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, (in millions) as reported above:

	For the Three Months Ended September 30, 2020
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$182	$(53)	$(3)	$(17)	$(45)	$64
Foreign government bonds	-	-	(20)	-	-	(20)
ABS	74	-	-	(14)	-	60
Hybrid and redeemable
preferred securities	13	-	-	-	-	13
Trading securities	15	-	(20)	(114)	-	(119)
Equity securities	18	-	-	-	-	18
Derivative investments	126	(177)	(138)	-	-	(189)
Other assets – indexed annuity ceded
embedded derivatives	4	-	-	(427)	-	(423)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(88)	-	-	72	-	(16)
Total, net	$344	$(230)	$(181)	$(500)	$(45)	$(612)

	For the Three Months Ended September 30, 2019
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$323	$(4)	$(21)	$(43)	$(16)	$239
RMBS	10	-	-	-	-	10
CMBS	7	-	-	-	-	7
ABS	79	-	-	(10)	-	69
Trading securities	150	-	-	(4)	-	146
Equity securities	-	(3)	-	-	-	(3)
Derivative investments	131	(34)	(74)	-	-	23
Other assets – indexed annuity ceded
embedded derivatives	9	-	-	(28)	-	(19)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(124)	-	-	29	-	(95)
Total, net	$585	$(41)	$(95)	$(56)	$(16)	$377

	For the Nine Months Ended September 30, 2020
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$665	$(250)	$(37)	$(109)	$(123)	$146
Foreign government bonds	-	-	(20)	-	-	(20)
ABS	352	-	-	(35)	-	317
Hybrid and redeemable
preferred securities	13	(4)	-	-	-	9
Trading securities	53	(25)	(20)	(147)	-	(139)
Equity securities	19	(1)	-	-	-	18
Derivative investments	374	(395)	(305)	-	-	(326)
Other assets – indexed annuity ceded
embedded derivatives	21	-	-	(896)	-	(875)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(170)	-	-	155	-	(15)
Total, net	$1,327	$(675)	$(382)	$(1,032)	$(123)	$(885)
47

	For the Nine Months Ended September 30, 2019
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$901	$(35)	$(75)	$(127)	$(23)	$641
RMBS	10	-	-	-	-	10
CMBS	7	-	-	-	-	7
ABS	489	-	-	(12)	-	477
Trading securities	728	-	-	(5)	-	723
Equity securities	43	(3)	-	-	-	40
Derivative investments	403	(46)	(205)	-	-	152
Other assets – indexed annuity ceded
embedded derivatives	50	-	-	(189)	-	(139)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(420)	-	-	127	-	(293)
Total, net	$2,211	$(84)	$(280)	$(206)	$(23)	$1,618

The following summarizes changes in unrealized gains (losses) included in net income, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Derivative investments	$731	$204	$265	$(65)
Embedded derivatives:
Indexed annuity and IUL contracts	340	(11)	582	(87)
Other assets – GLB direct and ceded	2,143	(665)	(1,062)	(452)
Other liabilities – GLB direct and ceded	(2,143)	665	1,062	452
Total, net (1)	$1,071	$193	$847	$(152)

(1)Included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following summarizes changes in unrealized gains (losses) included in OCI, net of tax, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	For the Three	For the Nine
	Months Ended	Months Ended
	September 30,	September 30,
	2020	2020
Fixed maturity AFS securities:
Corporate bonds	$139	$(154)
Foreign government bonds	-	(2)
ABS	3	-
Hybrid and redeemable preferred securities	1	(4)
Total, net	$143	$(160)

48

The following provides the components of the transfers into and out of Level 3 (in millions) as reported above:

	For the Three			For the Three
	Months Ended			Months Ended
	September 30, 2020			September 30, 2019
	Transfers	Transfers		Transfers	Transfers
	Into	Out of		Into	Out of
	Level 3	Level 3	Total	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$38	$(54)	$(16)	$51	$-	$51
U.S. government bonds	-	(5)	(5)	-	-	-
ABS	-	(74)	(74)	-	(173)	(173)
Trading securities	-	(21)	(21)	-	(113)	(113)
Derivative investments	-	(216)	(216)	-	-	-
Total, net	$38	$(370)	$(332)	$51	$(286)	$(235)

1
	For the Nine			For the Nine
	Months Ended			Months Ended
	September 30, 2020			September 30, 2019
	Transfers	Transfers		Transfers	Transfers
	Into	Out of		Into	Out of
	Level 3	Level 3	Total	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$288	$(216)	$72	$136	$(171)	$(35)
U.S. government bonds	(5)	-	(5)	-	-	-
RMBS	1	(10)	(9)	-	(7)	(7)
ABS	18	(195)	(177)	-	(396)	(396)
Hybrid and redeemable preferred
securities	18	-	18	-	-	-
Trading securities	12	(2)	10	5	(241)	(236)
Derivative investments	-	(216)	(216)	-	-	-
Total, net	$332	$(639)	$(307)	$141	$(815)	$(674)

Transfers into and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors. For the three and nine months ended September 30, 2020 and 2019, transfers in and out of Level 3 were attributable primarily to the securities’ observable market information no longer being available or becoming available.

49

The following summarizes the fair value (in millions), valuation techniques and significant unobservable inputs of the Level 3 fair value measurements as of September 30, 2020:

							Weighted
							Average
	Fair	Valuation	Significant	Assumption or			Input
	Value	Technique	Unobservable Inputs	Input Ranges			Range (1)
Assets
Investments:
Fixed maturity AFS and
trading securities:
Corporate bonds	$3,009	Discounted cash flow	Liquidity/duration adjustment (2)	0.1%	-	15.8%	2.1%
Foreign government
bonds	27	Discounted cash flow	Liquidity/duration adjustment (2)	9.3%	-	9.3%	9.3%
ABS	21	Discounted cash flow	Liquidity/duration adjustment (2)	4.3%	-	4.3%	4.3%
Equity securities	22	Discounted cash flow	Liquidity/duration adjustment (2)	4.5%	-	6.3%	5.9%
Other assets – GLB ceded
embedded derivatives	1,105	Discounted cash flow	Long-term lapse rate (3)	1%	-	30%	(10)
			Utilization of guaranteed withdrawals (4)	85%	-	100%	94%
			Claims utilization factor (5)	60%	-	100%	(10)
			Premiums utilization factor (5)	80%	-	115%	(10)
			NPR (6)	0.13%	-	1.62%	1.13%
			Mortality rate (7)			(9)	(10)
			Volatility (8)	1%	-	28%	14.28%

Indexed annuity ceded
embedded derivatives	536	Discounted cash flow	Lapse rate (3)	0%	-	9%	(10)
			Mortality rate (7)			(9)	(10)
Liabilities
Future contract benefits –
indexed annuity and IUL
contracts embedded
derivatives	$(2,688)	Discounted cash flow	Lapse rate (3)	0%	-	9%	(10)
			Mortality rate (7)			(9)	(10)
Other liabilities –
GLB direct embedded
derivatives	(1,106)	Discounted cash flow	Long-term lapse rate (3)	1%	-	30%	(10)
			Utilization of guaranteed withdrawals (4)	85%	-	100%	94%
			Claims utilization factor (5)	60%	-	100%	(10)
			Premiums utilization factor (5)	80%	-	115%	(10)
			NPR (6)	0.13%	-	1.62%	1.13%
			Mortality rate (7)			(9)	(10)
			Volatility (8)	1%	-	28%	14.28%

(1)Unobservable inputs were weighted by the relative fair value of the instruments, unless otherwise noted.

(2)The liquidity/duration adjustment input represents an estimated market participant composite of adjustments attributable to liquidity premiums, expected durations, structures and credit quality that would be applied to the market observable information of an investment.

(3)The lapse rate input represents the estimated probability of a contract surrendering during a year, and thereby forgoing any future benefits. The range for indexed annuity and IUL contracts represents the lapse rates during the surrender charge period.

(4)The utilization of guaranteed withdrawals input represents the estimated percentage of contract holders that utilize the guaranteed withdrawal feature.

(5)The utilization factors are applied to the present value of claims or premiums, as appropriate, in the GLB reserve calculation to estimate the impact of inefficient withdrawal behavior, including taking less than or more than the maximum guaranteed withdrawal.

(6)The NPR input represents the estimated additional credit spread that market participants would apply to the market observable discount rate when pricing a contract. The NPR input was weighted by the absolute value of the sensitivity of the reserve to the NPR assumption.

(7)

50

The mortality rate input represents the estimated probability of when an individual belonging to a particular group, categorized according to age or some other factor such as gender, will die.

(8)The volatility input represents overall volatilities assumed for the underlying variable annuity funds, which include a mixture of equity and fixed-income assets. Fair value of the variable annuity GLB embedded derivatives would increase if higher volatilities were used for valuation. Volatility assumptions vary by fund due to the benchmarking of different indices. The volatility input was weighted by the relative account value assigned to each index.

(9)The mortality rate is based on a combination of company and industry experience, adjusted for improvement factors.

(10)A weighted average input range is not a meaningful measurement for lapse rate, utilization factors or mortality rate.

From the table above, we have excluded Level 3 fair value measurements obtained from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets and liabilities, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are non-binding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset or liability is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability. Significant increases or decreases in any of the quotes received from a third-party broker-dealer may result in a significantly higher or lower fair value measurement.

Changes in any of the significant inputs presented in the table above would have resulted in a significant change in the fair value measurement of the asset or liability as follows:

●Investments – An increase in the liquidity/duration adjustment input would have resulted in a decrease in the fair value measurement.

●Indexed annuity and IUL contracts embedded derivatives – For direct embedded derivatives, an increase in the lapse rate or mortality rate inputs would have resulted in a decrease in the fair value measurement.

●GLB embedded derivatives – Assuming our GLB direct embedded derivatives are in a liability position: an increase in our lapse rate, NPR or mortality rate inputs would have resulted in a decrease in the fair value measurement; and an increase in the utilization of guaranteed withdrawal or volatility inputs would have resulted in an increase in the fair value measurement.

For each category discussed above, the unobservable inputs are not inter-related; therefore, a directional change in one input would not have affected the other inputs.

As part of our ongoing valuation process, we assess the reasonableness of our valuation techniques or models and make adjustments as necessary.

51

14. Segment Information

We provide products and services and report results through our Annuities, Retirement Plan Services, Life Insurance and Group Protection segments. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

●Realized gains and losses associated with the following (“excluded realized gain (loss)”):

◾Sales or disposals and impairments of financial assets;

◾Changes in the fair value of equity securities;

◾Changes in the fair value of derivatives, embedded derivatives within certain reinsurance arrangements and trading securities (“gain (loss) on the mark-to-market on certain instruments”);

◾GLB rider fees ceded to LNBAR;

◾The net valuation premium of the GLB attributed rider fees; and

◾Changes in the fair value of the embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for at fair value (“indexed annuity forward-starting option”);

●Changes in reserves resulting from benefit ratio unlocking on our GLB riders;

●Income (loss) from reserve changes, net of related amortization, on business sold through reinsurance;

●Gains (losses) on early extinguishment of debt;

●Losses from the impairment of intangible assets;

●Income (loss) from discontinued operations;

●Acquisition and integration costs related to mergers and acquisitions; and

●Income (loss) from the initial adoption of new accounting standards, regulations, and policy changes including the net impact from the Tax Cuts and Jobs Act.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

●Excluded realized gain (loss);

●Revenue adjustments from the initial adoption of new accounting standards;

●Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking; and

●Amortization of deferred gains arising from reserve changes on business sold through reinsurance.

52

The tables below reconcile our segment measures of performance to the GAAP measures presented in our Consolidated Statements of Comprehensive Income (Loss) (in millions):

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenues
Operating revenues:
Annuities	$1,082	$1,024	$3,055	$3,177
Retirement Plan Services	307	293	878	877
Life Insurance	2,032	1,995	5,297	5,264
Group Protection	1,184	1,136	3,607	3,429
Other Operations	37	47	115	152
Excluded realized gain (loss), pre-tax	(71)	(268)	(609)	(981)
Total revenues	$4,571	$4,227	$12,343	$11,918

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Net Income (Loss)
Income (loss) from operations:
Annuities	$32	$216	$589	$723
Retirement Plan Services	47	41	111	117
Life Insurance	(318)	(227)	(149)	103
Group Protection	6	61	85	184
Other Operations	(34)	(50)	(109)	(119)
Excluded realized gain (loss), after-tax	(56)	(212)	(480)	(775)
Benefit ratio unlocking, after-tax	-	-	(4)	-
Acquisition and integration costs related to mergers
and acquisitions, after-tax	(4)	(30)	(12)	(78)
Net income (loss)	$(327)	$(201)	$31	$155
53

Lincoln Life Flexible Premium Variable Life Account M

M-1

Lincoln Life Flexible Premium Variable Life Account M

Statements of assets and liabilities

September 30, 2020 (Unaudited)

Subaccount	Investments	Total Assets	Net Assets
AB VPS Global Thematic Growth Portfolio - Class A	$14,422,995	$14,422,995	$14,422,995
AB VPS Growth and Income Portfolio - Class A	15,440,915	15,440,915	15,440,915
AB VPS International Value Portfolio - Class A	8,657,595	8,657,595	8,657,595
AB VPS Large Cap Growth Portfolio - Class A	4,991,674	4,991,674	4,991,674
AB VPS Small/Mid Cap Value Portfolio - Class A	49,641,824	49,641,824	49,641,824
American Century VP Balanced Fund - Class I	42,564,697	42,564,697	42,564,697
American Century VP Inflation Protection Fund - Class I	12,253,068	12,253,068	12,253,068
American Funds Global Growth Fund - Class 2	168,962,886	168,962,886	168,962,886
American Funds Global Small Capitalization Fund - Class 2	107,082,887	107,082,887	107,082,887
American Funds Growth Fund - Class 2	519,778,850	519,778,850	519,778,850
American Funds Growth-Income Fund - Class 2	448,179,794	448,179,794	448,179,794
American Funds International Fund - Class 2	215,825,273	215,825,273	215,825,273
BlackRock Global Allocation V.I. Fund - Class I	268,731,257	268,731,257	268,731,257
ClearBridge Variable Mid Cap Portfolio - Class I	28,206,796	28,206,796	28,206,796
Delaware VIP® Diversified Income Series - Standard Class	89,630,418	89,630,418	89,630,418
Delaware VIP® Emerging Markets Series - Standard Class	103,431,122	103,431,122	103,431,122
Delaware VIP® High Yield Series - Standard Class	17,232,305	17,232,305	17,232,305
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	76,975,602	76,975,602	76,975,602
Delaware VIP® REIT Series - Standard Class	59,649,192	59,649,192	59,649,192
Delaware VIP® Small Cap Value Series - Standard Class	76,431,536	76,431,536	76,431,536
Delaware VIP® Smid Cap Core Series - Standard Class	73,708,513	73,708,513	73,708,513
Delaware VIP® U.S. Growth Series - Standard Class	41,486,414	41,486,414	41,486,414
Delaware VIP® Value Series - Standard Class	79,137,305	79,137,305	79,137,305
DWS Alternative Asset Allocation VIP Portfolio - Class A	16,597,125	16,597,125	16,597,125
DWS Equity 500 Index VIP Portfolio - Class A	45,613,117	45,613,117	45,613,117
DWS Small Cap Index VIP Portfolio - Class A	9,517,349	9,517,349	9,517,349
Fidelity® VIP Asset Manager Portfolio - Initial Class	540,967	540,967	540,967
Fidelity® VIP Contrafund® Portfolio - Service Class	261,683,982	261,683,982	261,683,982
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,629,398	1,629,398	1,629,398
Fidelity® VIP Equity-Income Portfolio - Service Class	5,291,126	5,291,126	5,291,126
Fidelity® VIP Growth Opportunities Portfolio - Service Class	5,770,080	5,770,080	5,770,080
Fidelity® VIP Growth Portfolio - Service Class	82,463,289	82,463,289	82,463,289
Fidelity® VIP High Income Portfolio - Service Class	1,634,377	1,634,377	1,634,377
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	898,021	898,021	898,021
Fidelity® VIP Mid Cap Portfolio - Service Class	120,026,339	120,026,339	120,026,339
Fidelity® VIP Overseas Portfolio - Service Class	7,123,707	7,123,707	7,123,707
Franklin Income VIP Fund - Class 1	106,723,698	106,723,698	106,723,698
Franklin Mutual Shares VIP Fund - Class 1	59,818,902	59,818,902	59,818,902
Franklin Small-Mid Cap Growth VIP Fund - Class 1	17,568,312	17,568,312	17,568,312
Invesco V.I. American Franchise Fund - Series I Shares	14,272,404	14,272,404	14,272,404
Invesco V.I. Core Equity Fund - Series I Shares	13,723,394	13,723,394	13,723,394
Invesco V.I. Core Plus Bond Fund - Series I Shares	1,028,836	1,028,836	1,028,836
Invesco V.I. International Growth Fund - Series I Shares	31,424,794	31,424,794	31,424,794
Janus Henderson Balanced Portfolio - Institutional Shares	10,073,150	10,073,150	10,073,150
Janus Henderson Balanced Portfolio - Service Shares	11,636,215	11,636,215	11,636,215
Janus Henderson Enterprise Portfolio - Service Shares	5,223,298	5,223,298	5,223,298
Janus Henderson Global Research Portfolio - Institutional Shares	9,303,418	9,303,418	9,303,418
Janus Henderson Global Research Portfolio - Service Shares	2,019,005	2,019,005	2,019,005
Janus Henderson Global Technology and Innovation Portfolio - Service Shares	4,432,775	4,432,775	4,432,775
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	30,149,185	30,149,185	30,149,185
LVIP Baron Growth Opportunities Fund - Service Class	54,255,913	54,255,913	54,255,913
LVIP Baron Growth Opportunities Fund - Standard Class	1,437,409	1,437,409	1,437,409
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	40,240,613	40,240,613	40,240,613
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	29,627,925	29,627,925	29,627,925
LVIP BlackRock Global Real Estate Fund - Standard Class	28,297,861	28,297,861	28,297,861
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	46,132,354	46,132,354	46,132,354
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	11,082,100	11,082,100	11,082,100
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	9,621,524	9,621,524	9,621,524
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	10,077,830	10,077,830	10,077,830
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	1,262,250	1,262,250	1,262,250
LVIP Delaware Bond Fund - Standard Class	218,075,960	218,075,960	218,075,960

See accompanying notes.
M-2

Lincoln Life Flexible Premium Variable Life Account M

Statements of assets and liabilities (continued)

September 30, 2020 (Unaudited)

Subaccount	Investments	Total Assets	Net Assets
LVIP Delaware Diversified Floating Rate Fund - Standard Class	$33,301,623	$33,301,623	$33,301,623
LVIP Delaware Mid Cap Value Fund - Standard Class	18,008,411	18,008,411	18,008,411
LVIP Delaware Social Awareness Fund - Standard Class	10,134,801	10,134,801	10,134,801
LVIP Delaware Wealth Builder Fund - Standard Class	2,571,052	2,571,052	2,571,052
LVIP Dimensional International Core Equity Fund - Standard Class	30,095,988	30,095,988	30,095,988
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	11,183,733	11,183,733	11,183,733
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	35,584,588	35,584,588	35,584,588
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	39,867,504	39,867,504	39,867,504
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	13,060,619	13,060,619	13,060,619
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	103,037,329	103,037,329	103,037,329
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	8,483,439	8,483,439	8,483,439
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	49,118,148	49,118,148	49,118,148
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	125,192,329	125,192,329	125,192,329
LVIP Global Income Fund - Standard Class	16,349,172	16,349,172	16,349,172
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	108,639,791	108,639,791	108,639,791
LVIP Government Money Market Fund - Standard Class	69,738,402	69,738,402	69,738,402
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	1,819,918	1,819,918	1,819,918
LVIP JPMorgan High Yield Fund - Standard Class	63,850,084	63,850,084	63,850,084
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	15,679,627	15,679,627	15,679,627
LVIP MFS International Growth Fund - Standard Class	61,872,472	61,872,472	61,872,472
LVIP MFS Value Fund - Standard Class	145,060,134	145,060,134	145,060,134
LVIP Mondrian International Value Fund - Standard Class	39,434,815	39,434,815	39,434,815
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	357,048	357,048	357,048
LVIP SSGA Bond Index Fund - Standard Class	87,250,361	87,250,361	87,250,361
LVIP SSGA Conservative Index Allocation Fund - Standard Class	29,959,590	29,959,590	29,959,590
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	14,006,615	14,006,615	14,006,615
LVIP SSGA Developed International 150 Fund - Standard Class	32,458,467	32,458,467	32,458,467
LVIP SSGA Emerging Markets 100 Fund - Standard Class	46,725,738	46,725,738	46,725,738
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	22,975,406	22,975,406	22,975,406
LVIP SSGA International Index Fund - Standard Class	60,525,436	60,525,436	60,525,436
LVIP SSGA International Managed Volatility Fund - Standard Class	10,571,145	10,571,145	10,571,145
LVIP SSGA Large Cap 100 Fund - Standard Class	44,115,857	44,115,857	44,115,857
LVIP SSGA Moderate Index Allocation Fund - Standard Class	156,475,891	156,475,891	156,475,891
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	83,229,655	83,229,655	83,229,655
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	159,234,653	159,234,653	159,234,653
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	71,184,507	71,184,507	71,184,507
LVIP SSGA S&P 500 Index Fund - Standard Class	836,092,523	836,092,523	836,092,523
LVIP SSGA Small-Cap Index Fund - Standard Class	85,592,466	85,592,466	85,592,466
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	58,715,032	58,715,032	58,715,032
LVIP T. Rowe Price 2010 Fund - Standard Class	440,474	440,474	440,474
LVIP T. Rowe Price 2020 Fund - Standard Class	1,982,421	1,982,421	1,982,421
LVIP T. Rowe Price 2030 Fund - Standard Class	2,196,020	2,196,020	2,196,020
LVIP T. Rowe Price 2040 Fund - Standard Class	3,369,068	3,369,068	3,369,068
LVIP T. Rowe Price Growth Stock Fund - Standard Class	113,650,523	113,650,523	113,650,523
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	62,750,043	62,750,043	62,750,043
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	7,602,931	7,602,931	7,602,931
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	159,474,815	159,474,815	159,474,815
LVIP Vanguard International Equity ETF Fund - Standard Class	102,783,688	102,783,688	102,783,688
LVIP Wellington Capital Growth Fund - Standard Class	78,447,551	78,447,551	78,447,551
LVIP Wellington Mid-Cap Value Fund - Standard Class	32,980,117	32,980,117	32,980,117
M Capital Appreciation Fund	1,715,325	1,715,325	1,715,325
M International Equity Fund	1,927,278	1,927,278	1,927,278
M Large Cap Growth Fund	3,258,748	3,258,748	3,258,748
M Large Cap Value Fund	2,360,685	2,360,685	2,360,685
MFS® VIT Growth Series - Initial Class	81,943,155	81,943,155	81,943,155
MFS® VIT Total Return Series - Initial Class	68,133,941	68,133,941	68,133,941
MFS® VIT Utilities Series - Initial Class	43,135,306	43,135,306	43,135,306
MFS® VIT II Core Equity Portfolio - Initial Class	1,188,763	1,188,763	1,188,763
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	19,801,247	19,801,247	19,801,247
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	4,661,044	4,661,044	4,661,044
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	1,253,629	1,253,629	1,253,629

See accompanying notes.
M-3

Lincoln Life Flexible Premium Variable Life Account M

Statements of assets and liabilities (continued)

September 30, 2020 (Unaudited)

Subaccount	Investments	Total Assets	Net Assets
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	$26,652,070	$26,652,070	$26,652,070
Putnam VT Equity Income Fund - Class IB	1,602,636	1,602,636	1,602,636
Putnam VT Global Health Care Fund - Class IB	1,931,509	1,931,509	1,931,509
Templeton Foreign VIP Fund - Class 1	924,497	924,497	924,497
Templeton Foreign VIP Fund - Class 2	2,105,814	2,105,814	2,105,814
Templeton Global Bond VIP Fund - Class 1	60,244,707	60,244,707	60,244,707
Templeton Growth VIP Fund - Class 1	6,494,357	6,494,357	6,494,357
Templeton Growth VIP Fund - Class 2	1,059,340	1,059,340	1,059,340
TOPS® Balanced ETF Portfolio - Class 2 Shares	2,923,170	2,923,170	2,923,170
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	1,453,611	1,453,611	1,453,611

See accompanying notes.
M-4

[THIS PAGE INTENTIONALLY LEFT BLANK]

Lincoln Life Flexible Premium Variable Life Account M

Statements of operations

Nine Months Ended September 30, 2020 (Unaudited)

Subaccount	Dividends from Investment Income	Mortality and Expense Guarantee Charges	Net Investment Income (Loss)	Net Realized Gain (Loss) on Investments
AB VPS Global Thematic Growth Portfolio - Class A	$82,477	$(55,125)	$27,352	$537,568
AB VPS Growth and Income Portfolio - Class A	261,648	(42,927)	218,721	(149,723)
AB VPS International Value Portfolio - Class A	109,022	(14,602)	94,420	(205,899)
AB VPS Large Cap Growth Portfolio - Class A	—	(13,406)	(13,406)	199,668
AB VPS Small/Mid Cap Value Portfolio - Class A	546,933	(203,557)	343,376	(1,161,976)
American Century VP Balanced Fund - Class I	364,534	(228,510)	136,024	90,056
American Century VP Inflation Protection Fund - Class I	100,681	(22,997)	77,684	5,487
American Funds Global Growth Fund - Class 2	280,413	(737,293)	(456,880)	2,949,627
American Funds Global Small Capitalization Fund - Class 2	174,778	(440,675)	(265,897)	734,305
American Funds Growth Fund - Class 2	1,130,816	(2,079,325)	(948,509)	12,972,885
American Funds Growth-Income Fund - Class 2	1,695,794	(1,943,358)	(247,564)	1,581,222
American Funds International Fund - Class 2	392,798	(895,535)	(502,737)	(350,082)
BlackRock Global Allocation V.I. Fund - Class I	—	(1,281,686)	(1,281,686)	201,104
ClearBridge Variable Mid Cap Portfolio - Class I	—	(144,509)	(144,509)	204,670
Delaware VIP® Diversified Income Series - Standard Class	2,229,947	(354,202)	1,875,745	420,608
Delaware VIP® Emerging Markets Series - Standard Class	786,488	(425,071)	361,417	1,879,466
Delaware VIP® High Yield Series - Standard Class	1,011,662	(41,328)	970,334	(454,175)
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	986,360	(332,972)	653,388	(5,520)
Delaware VIP® REIT Series - Standard Class	1,143,174	(248,122)	895,052	(780,233)
Delaware VIP® Small Cap Value Series - Standard Class	1,046,777	(322,314)	724,463	(1,575,657)
Delaware VIP® Smid Cap Core Series - Standard Class	397,298	(325,476)	71,822	(1,582,662)
Delaware VIP® U.S. Growth Series - Standard Class	—	(148,190)	(148,190)	102,471
Delaware VIP® Value Series - Standard Class	1,585,078	(337,116)	1,247,962	(429,928)
DWS Alternative Asset Allocation VIP Portfolio - Class A	431,066	(75,707)	355,359	(226,938)
DWS Equity 500 Index VIP Portfolio - Class A	751,473	(129,190)	622,283	1,534,726
DWS Small Cap Index VIP Portfolio - Class A	107,626	(26,712)	80,914	(155,871)
Fidelity® VIP Asset Manager Portfolio - Initial Class	661	(2,133)	(1,472)	(19)
Fidelity® VIP Contrafund® Portfolio - Service Class	238,105	(1,067,669)	(829,564)	6,464,210
Fidelity® VIP Equity-Income Portfolio - Initial Class	5,714	(6,704)	(990)	(489)
Fidelity® VIP Equity-Income Portfolio - Service Class	17,553	(17,641)	(88)	(28,460)
Fidelity® VIP Growth Opportunities Portfolio - Service Class	348	(10,369)	(10,021)	748,011
Fidelity® VIP Growth Portfolio - Service Class	43,532	(343,764)	(300,232)	2,020,664
Fidelity® VIP High Income Portfolio - Service Class	12,954	(4,100)	8,854	(47,586)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	3,924	(3,768)	156	7,082
Fidelity® VIP Mid Cap Portfolio - Service Class	148,869	(499,088)	(350,219)	(739,632)
Fidelity® VIP Overseas Portfolio - Service Class	—	(17,077)	(17,077)	100,226
Franklin Income VIP Fund - Class 1	5,993,422	(512,781)	5,480,641	(372,364)
Franklin Mutual Shares VIP Fund - Class 1	—	(222,286)	(222,286)	(411,646)
Franklin Small-Mid Cap Growth VIP Fund - Class 1	—	(37,701)	(37,701)	(9,861)
Invesco V.I. American Franchise Fund - Series I Shares	—	(34,993)	(34,993)	1,363,079
Invesco V.I. Core Equity Fund - Series I Shares	—	(35,722)	(35,722)	300,009
Invesco V.I. Core Plus Bond Fund - Series I Shares	—	(4,318)	(4,318)	14,413
Invesco V.I. International Growth Fund - Series I Shares	—	(146,339)	(146,339)	225,754
Janus Henderson Balanced Portfolio - Institutional Shares	88,532	(23,440)	65,092	924,465
Janus Henderson Balanced Portfolio - Service Shares	85,636	(31,972)	53,664	418,279
Janus Henderson Enterprise Portfolio - Service Shares	—	(15,625)	(15,625)	148,379
Janus Henderson Global Research Portfolio - Institutional Shares	33,903	(18,928)	14,975	1,230,641
Janus Henderson Global Research Portfolio - Service Shares	5,723	(7,309)	(1,586)	120,261
Janus Henderson Global Technology and Innovation Portfolio - Service Shares	—	(9,598)	(9,598)	675,887
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	532,810	(164,462)	368,348	8,279
LVIP Baron Growth Opportunities Fund - Service Class	—	(214,885)	(214,885)	1,790,868
LVIP Baron Growth Opportunities Fund - Standard Class	—	(3,927)	(3,927)	39,456
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	—	(214,602)	(214,602)	150,565
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	19,505	(171,332)	(151,827)	(16,725)
LVIP BlackRock Global Real Estate Fund - Standard Class	804,144	(113,950)	690,194	(233,760)
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	73,471	(216,214)	(142,743)	(112,509)
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	5,145	(59,134)	(53,989)	26,140

See accompanying notes.
M-6

Subaccount	Dividends from Net Realized Gain on Investments	Total Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation or Depreciation on Investments	Net Increase (Decrease) in Net Assets Resulting from Operations
AB VPS Global Thematic Growth Portfolio - Class A	$1,158,138	$1,695,706	$756,604	$2,479,662
AB VPS Growth and Income Portfolio - Class A	882,420	732,697	(3,291,692)	(2,340,274)
AB VPS International Value Portfolio - Class A	—	(205,899)	(1,296,025)	(1,407,504)
AB VPS Large Cap Growth Portfolio - Class A	339,439	539,107	301,800	827,501
AB VPS Small/Mid Cap Value Portfolio - Class A	2,503,563	1,341,587	(11,201,143)	(9,516,180)
American Century VP Balanced Fund - Class I	1,145,538	1,235,594	728,320	2,099,938
American Century VP Inflation Protection Fund - Class I	—	5,487	669,672	752,843
American Funds Global Growth Fund - Class 2	4,449,072	7,398,699	13,509,753	20,451,572
American Funds Global Small Capitalization Fund - Class 2	6,525,710	7,260,015	(586,624)	6,407,494
American Funds Growth Fund - Class 2	11,456,208	24,429,093	89,962,321	113,442,905
American Funds Growth-Income Fund - Class 2	11,257,372	12,838,594	(5,212,171)	7,378,859
American Funds International Fund - Class 2	—	(350,082)	(11,945,234)	(12,798,053)
BlackRock Global Allocation V.I. Fund - Class I	2,597,350	2,798,454	17,312,952	18,829,720
ClearBridge Variable Mid Cap Portfolio - Class I	381,404	586,074	(769,318)	(327,753)
Delaware VIP® Diversified Income Series - Standard Class	—	420,608	3,605,613	5,901,966
Delaware VIP® Emerging Markets Series - Standard Class	1,822,245	3,701,711	2,636,041	6,699,169
Delaware VIP® High Yield Series - Standard Class	—	(454,175)	(336,874)	179,285
Delaware VIP® Limited-Term Diversified Income Series - Standard Class	—	(5,520)	1,448,131	2,095,999
Delaware VIP® REIT Series - Standard Class	3,017,978	2,237,745	(15,020,814)	(11,888,017)
Delaware VIP® Small Cap Value Series - Standard Class	4,541,092	2,965,435	(25,755,383)	(22,065,485)
Delaware VIP® Smid Cap Core Series - Standard Class	1,697,231	114,569	(9,016,981)	(8,830,590)
Delaware VIP® U.S. Growth Series - Standard Class	1,984,710	2,087,181	6,228,832	8,167,823
Delaware VIP® Value Series - Standard Class	3,659,990	3,230,062	(14,696,489)	(10,218,465)
DWS Alternative Asset Allocation VIP Portfolio - Class A	—	(226,938)	(906,997)	(778,576)
DWS Equity 500 Index VIP Portfolio - Class A	2,636,496	4,171,222	(2,879,392)	1,914,113
DWS Small Cap Index VIP Portfolio - Class A	995,978	840,107	(1,988,019)	(1,066,998)
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,677	2,658	22,338	23,524
Fidelity® VIP Contrafund® Portfolio - Service Class	1,146,665	7,610,875	38,040,024	44,821,335
Fidelity® VIP Equity-Income Portfolio - Initial Class	76,603	76,114	(227,063)	(151,939)
Fidelity® VIP Equity-Income Portfolio - Service Class	248,745	220,285	(716,964)	(496,767)
Fidelity® VIP Growth Opportunities Portfolio - Service Class	219,756	967,767	754,581	1,712,327
Fidelity® VIP Growth Portfolio - Service Class	5,779,879	7,800,543	9,194,357	16,694,668
Fidelity® VIP High Income Portfolio - Service Class	—	(47,586)	(7,725)	(46,457)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	280	7,362	55,975	63,493
Fidelity® VIP Mid Cap Portfolio - Service Class	—	(739,632)	1,984,623	894,772
Fidelity® VIP Overseas Portfolio - Service Class	30,900	131,126	113,203	227,252
Franklin Income VIP Fund - Class 1	80,867	(291,497)	(14,854,824)	(9,665,680)
Franklin Mutual Shares VIP Fund - Class 1	—	(411,646)	(10,800,981)	(11,434,913)
Franklin Small-Mid Cap Growth VIP Fund - Class 1	1,896,894	1,887,033	2,370,680	4,220,012
Invesco V.I. American Franchise Fund - Series I Shares	—	1,363,079	1,647,575	2,975,661
Invesco V.I. Core Equity Fund - Series I Shares	—	300,009	108,270	372,557
Invesco V.I. Core Plus Bond Fund - Series I Shares	—	14,413	62,754	72,849
Invesco V.I. International Growth Fund - Series I Shares	—	225,754	80,612	160,027
Janus Henderson Balanced Portfolio - Institutional Shares	154,835	1,079,300	(504,692)	639,700
Janus Henderson Balanced Portfolio - Service Shares	170,120	588,399	(39,954)	602,109
Janus Henderson Enterprise Portfolio - Service Shares	405,679	554,058	(629,352)	(90,919)
Janus Henderson Global Research Portfolio - Institutional Shares	478,580	1,709,221	(1,301,133)	423,063
Janus Henderson Global Research Portfolio - Service Shares	109,309	229,570	(151,158)	76,826
Janus Henderson Global Technology and Innovation Portfolio - Service Shares	346,332	1,022,219	88,590	1,101,211
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1	250,393	258,672	(42,630)	584,390
LVIP Baron Growth Opportunities Fund - Service Class	1,147,511	2,938,379	2,858,575	5,582,069
LVIP Baron Growth Opportunities Fund - Standard Class	29,327	68,783	82,012	146,868
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class	100,601	251,166	(6,337,095)	(6,300,531)
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class	—	(16,725)	(1,152,988)	(1,321,540)
LVIP BlackRock Global Real Estate Fund - Standard Class	1,043,496	809,736	(5,288,326)	(3,788,396)
LVIP BlackRock Inflation Protected Bond Fund - Standard Class	—	(112,509)	1,530,725	1,275,473
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class	—	26,140	(295,498)	(323,347)

M-7

Lincoln Life Flexible Premium Variable Life Account M

Statements of operations (continued)

Nine Months Ended September 30, 2020 (Unaudited)

Subaccount	Dividends from Investment Income	Mortality and Expense Guarantee Charges	Net Investment Income (Loss)	Net Realized Gain (Loss) on Investments
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	$545	$(29,491)	$(28,946)	$598,109
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	—	(43,475)	(43,475)	274,759
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	—	(7,302)	(7,302)	6,912
LVIP Delaware Bond Fund - Standard Class	—	(860,084)	(860,084)	857,127
LVIP Delaware Diversified Floating Rate Fund - Standard Class	32,076	(167,338)	(135,262)	(163,551)
LVIP Delaware Mid Cap Value Fund - Standard Class	—	(78,040)	(78,040)	(485,916)
LVIP Delaware Social Awareness Fund - Standard Class	—	(35,145)	(35,145)	35,620
LVIP Delaware Wealth Builder Fund - Standard Class	—	(6,483)	(6,483)	(136,343)
LVIP Dimensional International Core Equity Fund - Standard Class	44,735	(154,543)	(109,808)	(45,932)
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	9,918	(48,189)	(38,271)	(100,977)
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	—	(179,122)	(179,122)	143,479
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	21,976	(199,687)	(177,711)	187,148
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	5,888	(54,730)	(48,842)	284,515
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	10	(519,841)	(519,831)	644,099
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	—	(30,073)	(30,073)	61,003
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	—	(226,318)	(226,318)	(16,147)
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	—	(465,953)	(465,953)	303,486
LVIP Global Income Fund - Standard Class	82,769	(68,152)	14,617	77,185
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	—	(434,277)	(434,277)	359,053
LVIP Government Money Market Fund - Standard Class	261,118	(360,917)	(99,799)	—
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	—	(10,244)	(10,244)	(2,144)
LVIP JPMorgan High Yield Fund - Standard Class	92,890	(296,171)	(203,281)	(555,731)
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	—	(69,833)	(69,833)	22,933
LVIP MFS International Growth Fund - Standard Class	64,099	(254,942)	(190,843)	517,500
LVIP MFS Value Fund - Standard Class	—	(618,831)	(618,831)	442,293
LVIP Mondrian International Value Fund - Standard Class	20,872	(159,255)	(138,383)	(674,889)
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	1,726	(1,401)	325	(3,284)
LVIP SSGA Bond Index Fund - Standard Class	24,678	(468,037)	(443,359)	794,116
LVIP SSGA Conservative Index Allocation Fund - Standard Class	—	(153,943)	(153,943)	76,465
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	—	(71,837)	(71,837)	(161,295)
LVIP SSGA Developed International 150 Fund - Standard Class	28,249	(179,658)	(151,409)	(276,754)
LVIP SSGA Emerging Markets 100 Fund - Standard Class	—	(226,274)	(226,274)	(677,619)
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	—	(81,340)	(81,340)	11,477
LVIP SSGA International Index Fund - Standard Class	220,036	(314,568)	(94,532)	(123,881)
LVIP SSGA International Managed Volatility Fund - Standard Class	7,463	(51,683)	(44,220)	(1,410)
LVIP SSGA Large Cap 100 Fund - Standard Class	—	(214,760)	(214,760)	(512,723)
LVIP SSGA Moderate Index Allocation Fund - Standard Class	—	(857,503)	(857,503)	208,208
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	—	(456,084)	(456,084)	(61,260)
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	—	(830,972)	(830,972)	251,359
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	—	(353,387)	(353,387)	(118,960)
LVIP SSGA S&P 500 Index Fund - Standard Class	—	(4,279,353)	(4,279,353)	7,486,956
LVIP SSGA Small-Cap Index Fund - Standard Class	—	(423,303)	(423,303)	(69,646)
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	360,104	(310,493)	49,611	(1,037,438)
LVIP T. Rowe Price 2010 Fund - Standard Class	—	(1,065)	(1,065)	(10,795)
LVIP T. Rowe Price 2020 Fund - Standard Class	—	(3,672)	(3,672)	(19,170)
LVIP T. Rowe Price 2030 Fund - Standard Class	—	(3,462)	(3,462)	(38,785)
LVIP T. Rowe Price 2040 Fund - Standard Class	—	(6,982)	(6,982)	21,479
LVIP T. Rowe Price Growth Stock Fund - Standard Class	—	(523,577)	(523,577)	4,206,497
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	—	(274,001)	(274,001)	1,428,824
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	—	(50,311)	(50,311)	(171,020)
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	—	(806,383)	(806,383)	2,052,392
LVIP Vanguard International Equity ETF Fund - Standard Class	103,913	(520,229)	(416,316)	26,167
LVIP Wellington Capital Growth Fund - Standard Class	—	(311,651)	(311,651)	2,298,079
LVIP Wellington Mid-Cap Value Fund - Standard Class	—	(160,587)	(160,587)	(153,660)
M Capital Appreciation Fund	—	(3,196)	(3,196)	(41,302)
M International Equity Fund	—	(2,967)	(2,967)	(7,475)
M Large Cap Growth Fund	—	(5,558)	(5,558)	191,184

See accompanying notes.
M-8

Subaccount	Dividends from Net Realized Gain on Investments	Total Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation or Depreciation on Investments	Net Increase (Decrease) in Net Assets Resulting from Operations
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class	$—	$598,109	$474,377	$1,043,540
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class	—	274,759	521,936	753,220
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class	48,443	55,355	(45,449)	2,604
LVIP Delaware Bond Fund - Standard Class	—	857,127	14,278,294	14,275,337
LVIP Delaware Diversified Floating Rate Fund - Standard Class	—	(163,551)	226,997	(71,816)
LVIP Delaware Mid Cap Value Fund - Standard Class	211,493	(274,423)	(2,864,620)	(3,217,083)
LVIP Delaware Social Awareness Fund - Standard Class	630,799	666,419	(112,264)	519,010
LVIP Delaware Wealth Builder Fund - Standard Class	29,850	(106,493)	29,213	(83,763)
LVIP Dimensional International Core Equity Fund - Standard Class	—	(45,932)	(2,078,287)	(2,234,027)
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class	—	(100,977)	(2,445,249)	(2,584,497)
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class	1,454,422	1,597,901	(1,361,281)	57,498
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class	—	187,148	(468,013)	(458,576)
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class	—	284,515	(298,005)	(62,332)
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class	9,363	653,462	3,877,102	4,010,733
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class	—	61,003	(254,177)	(223,247)
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class	951,255	935,108	(789,309)	(80,519)
LVIP Global Growth Allocation Managed Risk Fund - Standard Class	1,075,331	1,378,817	(4,743,125)	(3,830,261)
LVIP Global Income Fund - Standard Class	22,853	100,038	533,548	648,203
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class	1,450,340	1,809,393	(3,155,078)	(1,779,962)
LVIP Government Money Market Fund - Standard Class	736	736	—	(99,063)
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class	37,637	35,493	(170,054)	(144,805)
LVIP JPMorgan High Yield Fund - Standard Class	—	(555,731)	14,535	(744,477)
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class	—	22,933	(2,341,225)	(2,388,125)
LVIP MFS International Growth Fund - Standard Class	205,680	723,180	1,452,038	1,984,375
LVIP MFS Value Fund - Standard Class	24,909	467,202	(9,942,449)	(10,094,078)
LVIP Mondrian International Value Fund - Standard Class	1,069,728	394,839	(8,229,221)	(7,972,765)
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class	—	(3,284)	110	(2,849)
LVIP SSGA Bond Index Fund - Standard Class	—	794,116	4,250,198	4,600,955
LVIP SSGA Conservative Index Allocation Fund - Standard Class	237,725	314,190	924,441	1,084,688
LVIP SSGA Conservative Structured Allocation Fund - Standard Class	223,204	61,909	(21,335)	(31,263)
LVIP SSGA Developed International 150 Fund - Standard Class	—	(276,754)	(6,138,165)	(6,566,328)
LVIP SSGA Emerging Markets 100 Fund - Standard Class	—	(677,619)	(7,636,402)	(8,540,295)
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class	808,994	820,471	(1,837,498)	(1,098,367)
LVIP SSGA International Index Fund - Standard Class	—	(123,881)	(3,641,255)	(3,859,668)
LVIP SSGA International Managed Volatility Fund - Standard Class	—	(1,410)	(1,614,399)	(1,660,029)
LVIP SSGA Large Cap 100 Fund - Standard Class	906,754	394,031	(5,653,922)	(5,474,651)
LVIP SSGA Moderate Index Allocation Fund - Standard Class	2,084,505	2,292,713	3,177,244	4,612,454
LVIP SSGA Moderate Structured Allocation Fund - Standard Class	1,814,089	1,752,829	(2,785,839)	(1,489,094)
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class	2,482,787	2,734,146	558,045	2,461,219
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class	1,702,399	1,583,439	(4,529,152)	(3,299,100)
LVIP SSGA S&P 500 Index Fund - Standard Class	5,078,438	12,565,394	33,221,862	41,507,903
LVIP SSGA Small-Cap Index Fund - Standard Class	2,589,306	2,519,660	(8,204,511)	(6,108,154)
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class	—	(1,037,438)	(9,756,731)	(10,744,558)
LVIP T. Rowe Price 2010 Fund - Standard Class	8,011	(2,784)	18,968	15,119
LVIP T. Rowe Price 2020 Fund - Standard Class	41,509	22,339	87,716	106,383
LVIP T. Rowe Price 2030 Fund - Standard Class	35,181	(3,604)	54,954	47,888
LVIP T. Rowe Price 2040 Fund - Standard Class	51,323	72,802	12,084	77,904
LVIP T. Rowe Price Growth Stock Fund - Standard Class	2,372,455	6,578,952	14,705,030	20,760,405
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class	3,032,767	4,461,591	1,456,014	5,643,604
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class	40,017	(131,003)	(92,337)	(273,651)
LVIP Vanguard Domestic Equity ETF Fund - Standard Class	161,413	2,213,805	6,210,577	7,617,999
LVIP Vanguard International Equity ETF Fund - Standard Class	—	26,167	(3,294,785)	(3,684,934)
LVIP Wellington Capital Growth Fund - Standard Class	4,469,955	6,768,034	10,521,912	16,978,295
LVIP Wellington Mid-Cap Value Fund - Standard Class	2,290,442	2,136,782	(8,494,714)	(6,518,519)
M Capital Appreciation Fund	25,735	(15,567)	(47,380)	(66,143)
M International Equity Fund	—	(7,475)	(94,253)	(104,695)
M Large Cap Growth Fund	52,152	243,336	345,900	583,678

M-9

Lincoln Life Flexible Premium Variable Life Account M

Statements of operations (continued)

Nine Months Ended September 30, 2020 (Unaudited)

Subaccount	Dividends from Investment Income	Mortality and Expense Guarantee Charges	Net Investment Income (Loss)	Net Realized Gain (Loss) on Investments
M Large Cap Value Fund	$—	$(3,781)	$(3,781)	$(11,068)
MFS® VIT Growth Series - Initial Class	—	(319,875)	(319,875)	3,647,706
MFS® VIT Total Return Series - Initial Class	1,529,065	(302,060)	1,227,005	354,159
MFS® VIT Utilities Series - Initial Class	1,105,140	(169,001)	936,139	710,353
MFS® VIT II Core Equity Portfolio - Initial Class	8,374	(3,071)	5,303	10,611
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	—	(51,851)	(51,851)	686,026
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	—	(12,262)	(12,262)	(118,384)
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	—	(3,180)	(3,180)	(22,913)
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	1,608,518	(110,903)	1,497,615	(2,460,190)
Putnam VT Equity Income Fund - Class IB	26,642	(5,015)	21,627	(21,367)
Putnam VT Global Health Care Fund - Class IB	9,691	(6,360)	3,331	(10,500)
Templeton Foreign VIP Fund - Class 1	34,443	(3,860)	30,583	(15,798)
Templeton Foreign VIP Fund - Class 2	72,011	(5,187)	66,824	(174,050)
Templeton Global Bond VIP Fund - Class 1	4,624,243	(311,059)	4,313,184	(802,799)
Templeton Growth VIP Fund - Class 1	207,915	(19,136)	188,779	(132,090)
Templeton Growth VIP Fund - Class 2	31,242	(2,731)	28,511	(78,638)
TOPS® Balanced ETF Portfolio - Class 2 Shares	40,024	(11,862)	28,162	23,461
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	21,337	(3,341)	17,996	(555)

See accompanying notes.
M-10

Subaccount	Dividends from Net Realized Gain on Investments	Total Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation or Depreciation on Investments	Net Increase (Decrease) in Net Assets Resulting from Operations
M Large Cap Value Fund	$27,195	$16,127	$(316,694)	$(304,348)
MFS® VIT Growth Series - Initial Class	4,915,713	8,563,419	6,512,282	14,755,826
MFS® VIT Total Return Series - Initial Class	1,771,914	2,126,073	(3,213,364)	139,714
MFS® VIT Utilities Series - Initial Class	1,152,391	1,862,744	(6,108,401)	(3,309,518)
MFS® VIT II Core Equity Portfolio - Initial Class	57,857	68,468	(3,701)	70,070
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class	—	686,026	2,235,312	2,869,487
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class	—	(118,384)	(1,088,769)	(1,219,415)
Neuberger Berman AMT Sustainable Equity Portfolio - I Class	—	(22,913)	59,303	33,210
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class	—	(2,460,190)	(1,583,026)	(2,545,601)
Putnam VT Equity Income Fund - Class IB	107,270	85,903	(259,273)	(151,743)
Putnam VT Global Health Care Fund - Class IB	182,617	172,117	(54,824)	120,624
Templeton Foreign VIP Fund - Class 1	—	(15,798)	(199,083)	(184,298)
Templeton Foreign VIP Fund - Class 2	—	(174,050)	(308,368)	(415,594)
Templeton Global Bond VIP Fund - Class 1	—	(802,799)	(7,173,567)	(3,663,182)
Templeton Growth VIP Fund - Class 1	—	(132,090)	(698,102)	(641,413)
Templeton Growth VIP Fund - Class 2	—	(78,638)	(57,718)	(107,845)
TOPS® Balanced ETF Portfolio - Class 2 Shares	912	24,373	251,047	303,582
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares	2,722	2,167	1,250	21,413

M-11

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets

Nine Months Ended September 30, 2020 (Unaudited)

	AB VPS Global Thematic Growth Portfolio - Class A Subaccount	AB VPS Growth and Income Portfolio - Class A Subaccount	AB VPS International Value Portfolio - Class A Subaccount	AB VPS Large Cap Growth Portfolio - Class A Subaccount	AB VPS Small/Mid Cap Value Portfolio - Class A Subaccount	American Century VP Balanced Fund - Class I Subaccount	American Century VP Inflation Protection Fund - Class I Subaccount
NET ASSETS AT JANUARY 1, 2020	$11,540,813	$18,458,952	$9,631,398	$4,108,839	$52,344,724	$31,417,759	$11,334,294
Changes From Operations:
• Net investment income (loss)	27,352	218,721	94,420	(13,406)	343,376	136,024	77,684
• Net realized gain (loss) on investments	1,695,706	732,697	(205,899)	539,107	1,341,587	1,235,594	5,487
• Net change in unrealized appreciation or depreciation on investments	756,604	(3,291,692)	(1,296,025)	301,800	(11,201,143)	728,320	669,672
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	2,479,662	(2,340,274)	(1,407,504)	827,501	(9,516,180)	2,099,938	752,843
Change From Unit Transactions:
• Net unit transactions	402,520	(677,763)	433,701	55,334	6,813,280	9,047,000	165,931
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	402,520	(677,763)	433,701	55,334	6,813,280	9,047,000	165,931
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,882,182	(3,018,037)	(973,803)	882,835	(2,702,900)	11,146,938	918,774
NET ASSETS AT SEPTEMBER 30, 2020	$14,422,995	$15,440,915	$8,657,595	$4,991,674	$49,641,824	$42,564,697	$12,253,068
See accompanying notes.
M-12

	American Funds Global Growth Fund - Class 2 Subaccount	American Funds Global Small Capitalization Fund - Class 2 Subaccount	American Funds Growth Fund - Class 2 Subaccount	American Funds Growth-Income Fund - Class 2 Subaccount	American Funds International Fund - Class 2 Subaccount	BlackRock Global Allocation V.I. Fund - Class I Subaccount
NET ASSETS AT JANUARY 1, 2020	$147,268,806	$101,731,759	$436,156,649	$415,452,519	$215,846,233	$239,096,050
Changes From Operations:
• Net investment income (loss)	(456,880)	(265,897)	(948,509)	(247,564)	(502,737)	(1,281,686)
• Net realized gain (loss) on investments	7,398,699	7,260,015	24,429,093	12,838,594	(350,082)	2,798,454
• Net change in unrealized appreciation or depreciation on investments	13,509,753	(586,624)	89,962,321	(5,212,171)	(11,945,234)	17,312,952
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	20,451,572	6,407,494	113,442,905	7,378,859	(12,798,053)	18,829,720
Change From Unit Transactions:
• Net unit transactions	1,242,508	(1,056,366)	(29,820,704)	25,348,416	12,777,093	10,805,487
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	1,242,508	(1,056,366)	(29,820,704)	25,348,416	12,777,093	10,805,487
TOTAL INCREASE (DECREASE) IN NET ASSETS	21,694,080	5,351,128	83,622,201	32,727,275	(20,960)	29,635,207
NET ASSETS AT SEPTEMBER 30, 2020	$168,962,886	$107,082,887	$519,778,850	$448,179,794	$215,825,273	$268,731,257

M-13

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	ClearBridge Variable Mid Cap Portfolio - Class I Subaccount	Delaware VIP® Diversified Income Series - Standard Class Subaccount	Delaware VIP® Emerging Markets Series - Standard Class Subaccount	Delaware VIP® High Yield Series - Standard Class Subaccount	Delaware VIP® Limited-Term Diversified Income Series - Standard Class Subaccount	Delaware VIP® REIT Series - Standard Class Subaccount	Delaware VIP® Small Cap Value Series - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$25,206,852	$81,752,051	$102,268,563	$18,303,096	$67,384,521	$63,253,805	$87,241,051
Changes From Operations:
• Net investment income (loss)	(144,509)	1,875,745	361,417	970,334	653,388	895,052	724,463
• Net realized gain (loss) on investments	586,074	420,608	3,701,711	(454,175)	(5,520)	2,237,745	2,965,435
• Net change in unrealized appreciation or depreciation on investments	(769,318)	3,605,613	2,636,041	(336,874)	1,448,131	(15,020,814)	(25,755,383)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(327,753)	5,901,966	6,699,169	179,285	2,095,999	(11,888,017)	(22,065,485)
Change From Unit Transactions:
• Net unit transactions	3,327,697	1,976,401	(5,536,610)	(1,250,076)	7,495,082	8,283,404	11,255,970
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	3,327,697	1,976,401	(5,536,610)	(1,250,076)	7,495,082	8,283,404	11,255,970
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,999,944	7,878,367	1,162,559	(1,070,791)	9,591,081	(3,604,613)	(10,809,515)
NET ASSETS AT SEPTEMBER 30, 2020	$28,206,796	$89,630,418	$103,431,122	$17,232,305	$76,975,602	$59,649,192	$76,431,536

See accompanying notes.
M-14

	Delaware VIP® Smid Cap Core Series - Standard Class Subaccount	Delaware VIP® U.S. Growth Series - Standard Class Subaccount	Delaware VIP® Value Series - Standard Class Subaccount	DWS Alternative Asset Allocation VIP Portfolio - Class A Subaccount	DWS Equity 500 Index VIP Portfolio - Class A Subaccount	DWS Small Cap Index VIP Portfolio - Class A Subaccount
NET ASSETS AT JANUARY 1, 2020	$74,955,085	$36,429,851	$81,699,087	$16,947,674	$47,978,477	$11,169,010
Changes From Operations:
• Net investment income (loss)	71,822	(148,190)	1,247,962	355,359	622,283	80,914
• Net realized gain (loss) on investments	114,569	2,087,181	3,230,062	(226,938)	4,171,222	840,107
• Net change in unrealized appreciation or depreciation on investments	(9,016,981)	6,228,832	(14,696,489)	(906,997)	(2,879,392)	(1,988,019)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(8,830,590)	8,167,823	(10,218,465)	(778,576)	1,914,113	(1,066,998)
Change From Unit Transactions:
• Net unit transactions	7,584,018	(3,111,260)	7,656,683	428,027	(4,279,473)	(584,663)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	7,584,018	(3,111,260)	7,656,683	428,027	(4,279,473)	(584,663)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,246,572)	5,056,563	(2,561,782)	(350,549)	(2,365,360)	(1,651,661)
NET ASSETS AT SEPTEMBER 30, 2020	$73,708,513	$41,486,414	$79,137,305	$16,597,125	$45,613,117	$9,517,349

M-15

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	Fidelity® VIP Asset Manager Portfolio - Initial Class Subaccount	Fidelity® VIP Contrafund® Portfolio - Service Class Subaccount	Fidelity® VIP Equity-Income Portfolio - Initial Class Subaccount	Fidelity® VIP Equity-Income Portfolio - Service Class Subaccount	Fidelity® VIP Growth Opportunities Portfolio - Service Class Subaccount	Fidelity® VIP Growth Portfolio - Service Class Subaccount	Fidelity® VIP High Income Portfolio - Service Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$532,543	$232,657,019	$1,846,086	$5,998,812	$4,281,532	$63,523,190	$1,702,803
Changes From Operations:
• Net investment income (loss)	(1,472)	(829,564)	(990)	(88)	(10,021)	(300,232)	8,854
• Net realized gain (loss) on investments	2,658	7,610,875	76,114	220,285	967,767	7,800,543	(47,586)
• Net change in unrealized appreciation or depreciation on investments	22,338	38,040,024	(227,063)	(716,964)	754,581	9,194,357	(7,725)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	23,524	44,821,335	(151,939)	(496,767)	1,712,327	16,694,668	(46,457)
Change From Unit Transactions:
• Net unit transactions	(15,100)	(15,794,372)	(64,749)	(210,919)	(223,779)	2,245,431	(21,969)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(15,100)	(15,794,372)	(64,749)	(210,919)	(223,779)	2,245,431	(21,969)
TOTAL INCREASE (DECREASE) IN NET ASSETS	8,424	29,026,963	(216,688)	(707,686)	1,488,548	18,940,099	(68,426)
NET ASSETS AT SEPTEMBER 30, 2020	$540,967	$261,683,982	$1,629,398	$5,291,126	$5,770,080	$82,463,289	$1,634,377

See accompanying notes.
M-16

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class Subaccount	Fidelity® VIP Mid Cap Portfolio - Service Class Subaccount	Fidelity® VIP Overseas Portfolio - Service Class Subaccount	Franklin Income VIP Fund - Class 1 Subaccount	Franklin Mutual Shares VIP Fund - Class 1 Subaccount	Franklin Small-Mid Cap Growth VIP Fund - Class 1 Subaccount
NET ASSETS AT JANUARY 1, 2020	$919,888	$98,454,389	$7,180,821	$103,436,326	$61,315,212	$15,176,339
Changes From Operations:
• Net investment income (loss)	156	(350,219)	(17,077)	5,480,641	(222,286)	(37,701)
• Net realized gain (loss) on investments	7,362	(739,632)	131,126	(291,497)	(411,646)	1,887,033
• Net change in unrealized appreciation or depreciation on investments	55,975	1,984,623	113,203	(14,854,824)	(10,800,981)	2,370,680
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	63,493	894,772	227,252	(9,665,680)	(11,434,913)	4,220,012
Change From Unit Transactions:
• Net unit transactions	(85,360)	20,677,178	(284,366)	12,953,052	9,938,603	(1,828,039)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(85,360)	20,677,178	(284,366)	12,953,052	9,938,603	(1,828,039)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(21,867)	21,571,950	(57,114)	3,287,372	(1,496,310)	2,391,973
NET ASSETS AT SEPTEMBER 30, 2020	$898,021	$120,026,339	$7,123,707	$106,723,698	$59,818,902	$17,568,312

M-17

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	Invesco V.I. American Franchise Fund - Series I Shares Subaccount	Invesco V.I. Core Equity Fund - Series I Shares Subaccount	Invesco V.I. Core Plus Bond Fund - Series I Shares Subaccount	Invesco V.I. International Growth Fund - Series I Shares Subaccount	Janus Henderson Balanced Portfolio - Institutional Shares Subaccount	Janus Henderson Balanced Portfolio - Service Shares Subaccount	Janus Henderson Enterprise Portfolio - Service Shares Subaccount
NET ASSETS AT JANUARY 1, 2020	$12,548,809	$14,164,202	$1,026,280	$29,638,957	$9,603,146	$9,389,026	$5,843,869
Changes From Operations:
• Net investment income (loss)	(34,993)	(35,722)	(4,318)	(146,339)	65,092	53,664	(15,625)
• Net realized gain (loss) on investments	1,363,079	300,009	14,413	225,754	1,079,300	588,399	554,058
• Net change in unrealized appreciation or depreciation on investments	1,647,575	108,270	62,754	80,612	(504,692)	(39,954)	(629,352)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	2,975,661	372,557	72,849	160,027	639,700	602,109	(90,919)
Change From Unit Transactions:
• Net unit transactions	(1,252,066)	(813,365)	(70,293)	1,625,810	(169,696)	1,645,080	(529,652)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(1,252,066)	(813,365)	(70,293)	1,625,810	(169,696)	1,645,080	(529,652)
TOTAL INCREASE (DECREASE) IN NET ASSETS	1,723,595	(440,808)	2,556	1,785,837	470,004	2,247,189	(620,571)
NET ASSETS AT SEPTEMBER 30, 2020	$14,272,404	$13,723,394	$1,028,836	$31,424,794	$10,073,150	$11,636,215	$5,223,298

See accompanying notes.
M-18

	Janus Henderson Global Research Portfolio - Institutional Shares Subaccount	Janus Henderson Global Research Portfolio - Service Shares Subaccount	Janus Henderson Global Technology and Innovation Portfolio - Service Shares Subaccount	JPMorgan Insurance Trust Global Allocation Portfolio - Class 1 Subaccount	LVIP Baron Growth Opportunities Fund - Service Class Subaccount	LVIP Baron Growth Opportunities Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$9,416,714	$2,208,937	$3,430,810	$26,518,841	$48,201,407	$1,353,545
Changes From Operations:
• Net investment income (loss)	14,975	(1,586)	(9,598)	368,348	(214,885)	(3,927)
• Net realized gain (loss) on investments	1,709,221	229,570	1,022,219	258,672	2,938,379	68,783
• Net change in unrealized appreciation or depreciation on investments	(1,301,133)	(151,158)	88,590	(42,630)	2,858,575	82,012
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	423,063	76,826	1,101,211	584,390	5,582,069	146,868
Change From Unit Transactions:
• Net unit transactions	(536,359)	(266,758)	(99,246)	3,045,954	472,437	(63,004)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(536,359)	(266,758)	(99,246)	3,045,954	472,437	(63,004)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(113,296)	(189,932)	1,001,965	3,630,344	6,054,506	83,864
NET ASSETS AT SEPTEMBER 30, 2020	$9,303,418	$2,019,005	$4,432,775	$30,149,185	$54,255,913	$1,437,409

M-19

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class Subaccount	LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class Subaccount	LVIP BlackRock Global Real Estate Fund - Standard Class Subaccount	LVIP BlackRock Inflation Protected Bond Fund - Standard Class Subaccount	LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class Subaccount	LVIP Blended Mid Cap Managed Volatility Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$43,545,524	$24,668,911	$28,607,784	$39,207,297	$8,835,165	$9,101,308	$9,816,296
Changes From Operations:
• Net investment income (loss)	(214,602)	(151,827)	690,194	(142,743)	(53,989)	(28,946)	(43,475)
• Net realized gain (loss) on investments	251,166	(16,725)	809,736	(112,509)	26,140	598,109	274,759
• Net change in unrealized appreciation or depreciation on investments	(6,337,095)	(1,152,988)	(5,288,326)	1,530,725	(295,498)	474,377	521,936
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(6,300,531)	(1,321,540)	(3,788,396)	1,275,473	(323,347)	1,043,540	753,220
Change From Unit Transactions:
• Net unit transactions	2,995,620	6,280,554	3,478,473	5,649,584	2,570,282	(523,324)	(491,686)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	2,995,620	6,280,554	3,478,473	5,649,584	2,570,282	(523,324)	(491,686)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(3,304,911)	4,959,014	(309,923)	6,925,057	2,246,935	520,216	261,534
NET ASSETS AT SEPTEMBER 30, 2020	$40,240,613	$29,627,925	$28,297,861	$46,132,354	$11,082,100	$9,621,524	$10,077,830

See accompanying notes.
M-20

	LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class Subaccount	LVIP Delaware Bond Fund - Standard Class Subaccount	LVIP Delaware Diversified Floating Rate Fund - Standard Class Subaccount	LVIP Delaware Mid Cap Value Fund - Standard Class Subaccount	LVIP Delaware Social Awareness Fund - Standard Class Subaccount	LVIP Delaware Wealth Builder Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$1,285,584	$191,882,223	$32,233,751	$18,162,876	$9,608,733	$2,950,843
Changes From Operations:
• Net investment income (loss)	(7,302)	(860,084)	(135,262)	(78,040)	(35,145)	(6,483)
• Net realized gain (loss) on investments	55,355	857,127	(163,551)	(274,423)	666,419	(106,493)
• Net change in unrealized appreciation or depreciation on investments	(45,449)	14,278,294	226,997	(2,864,620)	(112,264)	29,213
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	2,604	14,275,337	(71,816)	(3,217,083)	519,010	(83,763)
Change From Unit Transactions:
• Net unit transactions	(25,938)	11,918,400	1,139,688	3,062,618	7,058	(296,028)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(25,938)	11,918,400	1,139,688	3,062,618	7,058	(296,028)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(23,334)	26,193,737	1,067,872	(154,465)	526,068	(379,791)
NET ASSETS AT SEPTEMBER 30, 2020	$1,262,250	$218,075,960	$33,301,623	$18,008,411	$10,134,801	$2,571,052

M-21

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	LVIP Dimensional International Core Equity Fund - Standard Class Subaccount	LVIP Dimensional International Equity Managed Volatility Fund - Standard Class Subaccount	LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class Subaccount	LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class Subaccount	LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class Subaccount	LVIP Dimensional/ Vanguard Total Bond Fund - Standard Class Subaccount	LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$28,788,939	$12,512,381	$33,526,594	$35,912,083	$14,083,868	$92,080,106	$8,829,145
Changes From Operations:
• Net investment income (loss)	(109,808)	(38,271)	(179,122)	(177,711)	(48,842)	(519,831)	(30,073)
• Net realized gain (loss) on investments	(45,932)	(100,977)	1,597,901	187,148	284,515	653,462	61,003
• Net change in unrealized appreciation or depreciation on investments	(2,078,287)	(2,445,249)	(1,361,281)	(468,013)	(298,005)	3,877,102	(254,177)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(2,234,027)	(2,584,497)	57,498	(458,576)	(62,332)	4,010,733	(223,247)
Change From Unit Transactions:
• Net unit transactions	3,541,076	1,255,849	2,000,496	4,413,997	(960,917)	6,946,490	(122,459)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	3,541,076	1,255,849	2,000,496	4,413,997	(960,917)	6,946,490	(122,459)
TOTAL INCREASE (DECREASE) IN NET ASSETS	1,307,049	(1,328,648)	2,057,994	3,955,421	(1,023,249)	10,957,223	(345,706)
NET ASSETS AT SEPTEMBER 30, 2020	$30,095,988	$11,183,733	$35,584,588	$39,867,504	$13,060,619	$103,037,329	$8,483,439

See accompanying notes.
M-22

	LVIP Global Conservative Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Global Growth Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Global Income Fund - Standard Class Subaccount	LVIP Global Moderate Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Government Money Market Fund - Standard Class Subaccount	LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$48,320,512	$130,170,449	$15,128,533	$111,018,866	$99,837,480	$1,869,346
Changes From Operations:
• Net investment income (loss)	(226,318)	(465,953)	14,617	(434,277)	(99,799)	(10,244)
• Net realized gain (loss) on investments	935,108	1,378,817	100,038	1,809,393	736	35,493
• Net change in unrealized appreciation or depreciation on investments	(789,309)	(4,743,125)	533,548	(3,155,078)	—	(170,054)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(80,519)	(3,830,261)	648,203	(1,779,962)	(99,063)	(144,805)
Change From Unit Transactions:
• Net unit transactions	878,155	(1,147,859)	572,436	(599,113)	(30,000,015)	95,377
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	878,155	(1,147,859)	572,436	(599,113)	(30,000,015)	95,377
TOTAL INCREASE (DECREASE) IN NET ASSETS	797,636	(4,978,120)	1,220,639	(2,379,075)	(30,099,078)	(49,428)
NET ASSETS AT SEPTEMBER 30, 2020	$49,118,148	$125,192,329	$16,349,172	$108,639,791	$69,738,402	$1,819,918

M-23

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	LVIP JPMorgan High Yield Fund - Standard Class Subaccount	LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class Subaccount	LVIP MFS International Growth Fund - Standard Class Subaccount	LVIP MFS Value Fund - Standard Class Subaccount	LVIP Mondrian International Value Fund - Standard Class Subaccount	LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class Subaccount	LVIP SSGA Bond Index Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$61,152,820	$16,119,022	$52,409,210	$134,216,004	$41,829,478	$340,382	$74,814,226
Changes From Operations:
• Net investment income (loss)	(203,281)	(69,833)	(190,843)	(618,831)	(138,383)	325	(443,359)
• Net realized gain (loss) on investments	(555,731)	22,933	723,180	467,202	394,839	(3,284)	794,116
• Net change in unrealized appreciation or depreciation on investments	14,535	(2,341,225)	1,452,038	(9,942,449)	(8,229,221)	110	4,250,198
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(744,477)	(2,388,125)	1,984,375	(10,094,078)	(7,972,765)	(2,849)	4,600,955
Change From Unit Transactions:
• Net unit transactions	3,441,741	1,948,730	7,478,887	20,938,208	5,578,102	19,515	7,835,180
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	3,441,741	1,948,730	7,478,887	20,938,208	5,578,102	19,515	7,835,180
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,697,264	(439,395)	9,463,262	10,844,130	(2,394,663)	16,666	12,436,135
NET ASSETS AT SEPTEMBER 30, 2020	$63,850,084	$15,679,627	$61,872,472	$145,060,134	$39,434,815	$357,048	$87,250,361

See accompanying notes.
M-24

	LVIP SSGA Conservative Index Allocation Fund - Standard Class Subaccount	LVIP SSGA Conservative Structured Allocation Fund - Standard Class Subaccount	LVIP SSGA Developed International 150 Fund - Standard Class Subaccount	LVIP SSGA Emerging Markets 100 Fund - Standard Class Subaccount	LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class Subaccount	LVIP SSGA International Index Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$25,793,589	$14,688,888	$33,526,420	$47,994,806	$24,787,910	$58,409,006
Changes From Operations:
• Net investment income (loss)	(153,943)	(71,837)	(151,409)	(226,274)	(81,340)	(94,532)
• Net realized gain (loss) on investments	314,190	61,909	(276,754)	(677,619)	820,471	(123,881)
• Net change in unrealized appreciation or depreciation on investments	924,441	(21,335)	(6,138,165)	(7,636,402)	(1,837,498)	(3,641,255)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	1,084,688	(31,263)	(6,566,328)	(8,540,295)	(1,098,367)	(3,859,668)
Change From Unit Transactions:
• Net unit transactions	3,081,313	(651,010)	5,498,375	7,271,227	(714,137)	5,976,098
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	3,081,313	(651,010)	5,498,375	7,271,227	(714,137)	5,976,098
TOTAL INCREASE (DECREASE) IN NET ASSETS	4,166,001	(682,273)	(1,067,953)	(1,269,068)	(1,812,504)	2,116,430
NET ASSETS AT SEPTEMBER 30, 2020	$29,959,590	$14,006,615	$32,458,467	$46,725,738	$22,975,406	$60,525,436

M-25

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	LVIP SSGA International Managed Volatility Fund - Standard Class Subaccount	LVIP SSGA Large Cap 100 Fund - Standard Class Subaccount	LVIP SSGA Moderate Index Allocation Fund - Standard Class Subaccount	LVIP SSGA Moderate Structured Allocation Fund - Standard Class Subaccount	LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class Subaccount	LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class Subaccount	LVIP SSGA S&P 500 Index Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$11,312,121	$44,004,313	$132,530,568	$79,458,335	$145,063,535	$73,138,461	$700,590,863
Changes From Operations:
• Net investment income (loss)	(44,220)	(214,760)	(857,503)	(456,084)	(830,972)	(353,387)	(4,279,353)
• Net realized gain (loss) on investments	(1,410)	394,031	2,292,713	1,752,829	2,734,146	1,583,439	12,565,394
• Net change in unrealized appreciation or depreciation on investments	(1,614,399)	(5,653,922)	3,177,244	(2,785,839)	558,045	(4,529,152)	33,221,862
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(1,660,029)	(5,474,651)	4,612,454	(1,489,094)	2,461,219	(3,299,100)	41,507,903
Change From Unit Transactions:
• Net unit transactions	919,053	5,586,195	19,332,869	5,260,414	11,709,899	1,345,146	93,993,757
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	919,053	5,586,195	19,332,869	5,260,414	11,709,899	1,345,146	93,993,757
TOTAL INCREASE (DECREASE) IN NET ASSETS	(740,976)	111,544	23,945,323	3,771,320	14,171,118	(1,953,954)	135,501,660
NET ASSETS AT SEPTEMBER 30, 2020	$10,571,145	$44,115,857	$156,475,891	$83,229,655	$159,234,653	$71,184,507	$836,092,523

See accompanying notes.
M-26

	LVIP SSGA Small-Cap Index Fund - Standard Class Subaccount	LVIP SSGA Small-Mid Cap 200 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2010 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2020 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2030 Fund - Standard Class Subaccount	LVIP T. Rowe Price 2040 Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$81,769,396	$57,279,820	$431,183	$1,694,554	$2,317,204	$3,633,773
Changes From Operations:
• Net investment income (loss)	(423,303)	49,611	(1,065)	(3,672)	(3,462)	(6,982)
• Net realized gain (loss) on investments	2,519,660	(1,037,438)	(2,784)	22,339	(3,604)	72,802
• Net change in unrealized appreciation or depreciation on investments	(8,204,511)	(9,756,731)	18,968	87,716	54,954	12,084
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(6,108,154)	(10,744,558)	15,119	106,383	47,888	77,904
Change From Unit Transactions:
• Net unit transactions	9,931,224	12,179,770	(5,828)	181,484	(169,072)	(342,609)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	9,931,224	12,179,770	(5,828)	181,484	(169,072)	(342,609)
TOTAL INCREASE (DECREASE) IN NET ASSETS	3,823,070	1,435,212	9,291	287,867	(121,184)	(264,705)
NET ASSETS AT SEPTEMBER 30, 2020	$85,592,466	$58,715,032	$440,474	$1,982,421	$2,196,020	$3,369,068

M-27

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	LVIP T. Rowe Price Growth Stock Fund - Standard Class Subaccount	LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class Subaccount	LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class Subaccount	LVIP Vanguard Domestic Equity ETF Fund - Standard Class Subaccount	LVIP Vanguard International Equity ETF Fund - Standard Class Subaccount	LVIP Wellington Capital Growth Fund - Standard Class Subaccount	LVIP Wellington Mid-Cap Value Fund - Standard Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$95,486,077	$54,538,787	$12,716,621	$141,524,890	$95,943,245	$54,234,307	$32,713,901
Changes From Operations:
• Net investment income (loss)	(523,577)	(274,001)	(50,311)	(806,383)	(416,316)	(311,651)	(160,587)
• Net realized gain (loss) on investments	6,578,952	4,461,591	(131,003)	2,213,805	26,167	6,768,034	2,136,782
• Net change in unrealized appreciation or depreciation on investments	14,705,030	1,456,014	(92,337)	6,210,577	(3,294,785)	10,521,912	(8,494,714)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	20,760,405	5,643,604	(273,651)	7,617,999	(3,684,934)	16,978,295	(6,518,519)
Change From Unit Transactions:
• Net unit transactions	(2,595,959)	2,567,652	(4,840,039)	10,331,926	10,525,377	7,234,949	6,784,735
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(2,595,959)	2,567,652	(4,840,039)	10,331,926	10,525,377	7,234,949	6,784,735
TOTAL INCREASE (DECREASE) IN NET ASSETS	18,164,446	8,211,256	(5,113,690)	17,949,925	6,840,443	24,213,244	266,216
NET ASSETS AT SEPTEMBER 30, 2020	$113,650,523	$62,750,043	$7,602,931	$159,474,815	$102,783,688	$78,447,551	$32,980,117

See accompanying notes.
M-28

	M Capital Appreciation Fund Subaccount	M International Equity Fund Subaccount	M Large Cap Growth Fund Subaccount	M Large Cap Value Fund Subaccount	MFS® VIT Growth Series - Initial Class Subaccount	MFS® VIT Total Return Series - Initial Class Subaccount
NET ASSETS AT JANUARY 1, 2020	$1,704,448	$1,912,402	$3,260,057	$2,345,035	$66,911,849	$63,088,060
Changes From Operations:
• Net investment income (loss)	(3,196)	(2,967)	(5,558)	(3,781)	(319,875)	1,227,005
• Net realized gain (loss) on investments	(15,567)	(7,475)	243,336	16,127	8,563,419	2,126,073
• Net change in unrealized appreciation or depreciation on investments	(47,380)	(94,253)	345,900	(316,694)	6,512,282	(3,213,364)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(66,143)	(104,695)	583,678	(304,348)	14,755,826	139,714
Change From Unit Transactions:
• Net unit transactions	77,020	119,571	(584,987)	319,998	275,480	4,906,167
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	77,020	119,571	(584,987)	319,998	275,480	4,906,167
TOTAL INCREASE (DECREASE) IN NET ASSETS	10,877	14,876	(1,309)	15,650	15,031,306	5,045,881
NET ASSETS AT SEPTEMBER 30, 2020	$1,715,325	$1,927,278	$3,258,748	$2,360,685	$81,943,155	$68,133,941

M-29

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	MFS® VIT Utilities Series - Initial Class Subaccount	MFS® VIT II Core Equity Portfolio - Initial Class Subaccount	Neuberger Berman AMT Mid Cap Growth Portfolio - I Class Subaccount	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class Subaccount	Neuberger Berman AMT Sustainable Equity Portfolio - I Class Subaccount	PIMCO VIT Commodity RealReturn® Strategy Portfolio - Administrative Class Subaccount	Putnam VT Equity Income Fund - Class IB Subaccount
NET ASSETS AT JANUARY 1, 2020	$44,941,603	$1,214,416	$18,591,151	$5,592,293	$1,469,507	$27,467,334	$1,795,019
Changes From Operations:
• Net investment income (loss)	936,139	5,303	(51,851)	(12,262)	(3,180)	1,497,615	21,627
• Net realized gain (loss) on investments	1,862,744	68,468	686,026	(118,384)	(22,913)	(2,460,190)	85,903
• Net change in unrealized appreciation or depreciation on investments	(6,108,401)	(3,701)	2,235,312	(1,088,769)	59,303	(1,583,026)	(259,273)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(3,309,518)	70,070	2,869,487	(1,219,415)	33,210	(2,545,601)	(151,743)
Change From Unit Transactions:
• Net unit transactions	1,503,221	(95,723)	(1,659,391)	288,166	(249,088)	1,730,337	(40,640)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	1,503,221	(95,723)	(1,659,391)	288,166	(249,088)	1,730,337	(40,640)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,806,297)	(25,653)	1,210,096	(931,249)	(215,878)	(815,264)	(192,383)
NET ASSETS AT SEPTEMBER 30, 2020	$43,135,306	$1,188,763	$19,801,247	$4,661,044	$1,253,629	$26,652,070	$1,602,636

See accompanying notes.
M-30

	Putnam VT Global Health Care Fund - Class IB Subaccount	Templeton Foreign VIP Fund - Class 1 Subaccount	Templeton Foreign VIP Fund - Class 2 Subaccount	Templeton Global Bond VIP Fund - Class 1 Subaccount	Templeton Growth VIP Fund - Class 1 Subaccount	Templeton Growth VIP Fund - Class 2 Subaccount
NET ASSETS AT JANUARY 1, 2020	$1,983,152	$1,101,635	$2,510,605	$59,997,352	$7,125,421	$1,155,937
Changes From Operations:
• Net investment income (loss)	3,331	30,583	66,824	4,313,184	188,779	28,511
• Net realized gain (loss) on investments	172,117	(15,798)	(174,050)	(802,799)	(132,090)	(78,638)
• Net change in unrealized appreciation or depreciation on investments	(54,824)	(199,083)	(308,368)	(7,173,567)	(698,102)	(57,718)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	120,624	(184,298)	(415,594)	(3,663,182)	(641,413)	(107,845)
Change From Unit Transactions:
• Net unit transactions	(172,267)	7,160	10,803	3,910,537	10,349	11,248
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	(172,267)	7,160	10,803	3,910,537	10,349	11,248
TOTAL INCREASE (DECREASE) IN NET ASSETS	(51,643)	(177,138)	(404,791)	247,355	(631,064)	(96,597)
NET ASSETS AT SEPTEMBER 30, 2020	$1,931,509	$924,497	$2,105,814	$60,244,707	$6,494,357	$1,059,340

M-31

Lincoln Life Flexible Premium Variable Life Account M

Statements of changes in net assets (continued)

Nine Months Ended September 30, 2020 (Unaudited)

	TOPS® Balanced ETF Portfolio - Class 2 Shares Subaccount	TOPS® Moderate Growth ETF Portfolio - Class 2 Shares Subaccount
NET ASSETS AT JANUARY 1, 2020	$409,829	$494,168
Changes From Operations:
• Net investment income (loss)	28,162	17,996
• Net realized gain (loss) on investments	24,373	2,167
• Net change in unrealized appreciation or depreciation on investments	251,047	1,250
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	303,582	21,413
Change From Unit Transactions:
• Net unit transactions	2,209,759	938,030
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS	2,209,759	938,030
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,513,341	959,443
NET ASSETS AT SEPTEMBER 30, 2020	$2,923,170	$1,453,611

See accompanying notes.
M-32

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements

September 30, 2020 (Unaudited)

1. Accounting Policies and Variable Account Information

The Variable Account: Lincoln Life Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of the Company. The Variable Account consists of twenty-one products as follows:

• VUL-I
• Lincoln VULCV
• Lincoln VULCV-II
• Lincoln VULCV-III
• Lincoln VULCV-IV
• Lincoln VULDB
• Lincoln VULDB-II
• Lincoln VULDB-IV
• MoneyGuard VUL
• Lincoln VULONE
• Lincoln Momentum VULONE
• Lincoln VULONE 2005	• Lincoln Momentum VULONE 2005
• Lincoln VULONE 2007
• Lincoln Momentum VULONE 2007
• Lincoln AssetEdge VUL
• Lincoln AssetEdge VUL 2015
• Lincoln AssetEdge VUL 2019
• Lincoln VULONE 2012
• Lincoln VULONE 2014
• Lincoln VULONE 2019

The assets of the Variable Account are owned by the Company. The Variable Account's assets support the variable life policies and may not be used to satisfy liabilities arising from any other business of the Company.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for unit investment trusts.

Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts that require use of estimates is the fair value of certain assets.

Investments: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of one hundred thirty-two mutual funds (the Funds) of twenty-one open-ended management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds):

Invesco V.I. American Franchise Fund - Series I Shares

Invesco V.I. Core Equity Fund - Series I Shares

Invesco V.I. Core Plus Bond Fund - Series I Shares

Invesco V.I. International Growth Fund - Series I Shares

AllianceBernstein Variable Products Series Fund:

AB VPS Global Thematic Growth Portfolio - Class A

AB VPS Growth and Income Portfolio - Class A

AB VPS International Value Portfolio - Class A

AB VPS Large Cap Growth Portfolio - Class A

AB VPS Small/Mid Cap Value Portfolio - Class A

American Century Variable Portfolios, Inc.:

American Century VP Balanced Fund - Class I

American Century VP Inflation Protection Fund - Class I

American Funds Insurance Series®:

American Funds Global Growth Fund - Class 2

American Funds Global Small Capitalization Fund - Class 2

American Funds Growth Fund - Class 2

American Funds Growth-Income Fund - Class 2

American Funds International Fund - Class 2

BlackRock Variable Series Funds, Inc.:

BlackRock Global Allocation V.I. Fund - Class I

Delaware VIP® Trust:

Delaware VIP® Diversified Income Series - Standard Class

Delaware VIP® Emerging Markets Series - Standard Class

Delaware VIP® High Yield Series - Standard Class

Delaware VIP® Limited-Term Diversified Income Series - Standard Class

Delaware VIP® REIT Series - Standard Class

Delaware VIP® Small Cap Value Series - Standard Class

Delaware VIP® Smid Cap Core Series - Standard Class

Delaware VIP® U.S. Growth Series - Standard Class

Delaware VIP® Value Series - Standard Class

Deutsche DWS Investments VIT Funds:

DWS Equity 500 Index VIP Portfolio - Class A

DWS Small Cap Index VIP Portfolio - Class A

Deutsche DWS Variable Series II:

DWS Alternative Asset Allocation VIP Portfolio - Class A

Fidelity® Variable Insurance Products:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Fidelity® VIP Contrafund® Portfolio - Service Class

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Equity-Income Portfolio - Service Class

Fidelity® VIP Growth Opportunities Portfolio - Service Class

Fidelity® VIP Growth Portfolio - Service Class

Fidelity® VIP High Income Portfolio - Service Class

M-33

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements (continued)

1. Accounting Policies and Variable Account Information (continued)

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Fidelity® VIP Mid Cap Portfolio - Service Class

Fidelity® VIP Overseas Portfolio - Service Class

Franklin Templeton Variable Insurance Products Trust:

Franklin Income VIP Fund - Class 1

Franklin Mutual Shares VIP Fund - Class 1

Franklin Small-Mid Cap Growth VIP Fund - Class 1

Templeton Foreign VIP Fund - Class 1

Templeton Foreign VIP Fund - Class 2

Templeton Global Bond VIP Fund - Class 1

Templeton Growth VIP Fund - Class 1

Templeton Growth VIP Fund - Class 2

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Balanced Portfolio - Service Shares

Janus Henderson Enterprise Portfolio - Service Shares

Janus Henderson Global Research Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Service Shares

Janus Henderson Global Technology and Innovation Portfolio - Service Shares

JPMorgan Insurance Trust:

JPMorgan Insurance Trust Global Allocation Portfolio - Class 1

Legg Mason Partners Variable Equity Trust:

ClearBridge Variable Mid Cap Portfolio - Class I

Lincoln Variable Insurance Products Trust*:

LVIP Baron Growth Opportunities Fund - Service Class

LVIP Baron Growth Opportunities Fund - Standard Class

LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class

LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class

LVIP BlackRock Global Real Estate Fund - Standard Class

LVIP BlackRock Inflation Protected Bond Fund - Standard Class

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class

LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class

LVIP Blended Mid Cap Managed Volatility Fund - Standard Class
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class

LVIP Delaware Bond Fund - Standard Class

LVIP Delaware Diversified Floating Rate Fund - Standard Class

LVIP Delaware Mid Cap Value Fund - Standard Class

LVIP Delaware Social Awareness Fund - Standard Class

LVIP Delaware Wealth Builder Fund - Standard Class

LVIP Dimensional International Core Equity Fund - Standard Class

LVIP Dimensional International Equity Managed Volatility Fund - Standard Class

LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class

LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class

LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class

LVIP Dimensional/Vanguard Total Bond Fund - Standard Class

LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class

LVIP Global Conservative Allocation Managed Risk Fund - Standard Class

LVIP Global Growth Allocation Managed Risk Fund - Standard Class

LVIP Global Income Fund - Standard Class

LVIP Global Moderate Allocation Managed Risk Fund - Standard Class

LVIP Government Money Market Fund - Standard Class

LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class

LVIP JPMorgan High Yield Fund - Standard Class

LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class

LVIP MFS International Growth Fund - Standard Class

LVIP MFS Value Fund - Standard Class

LVIP Mondrian International Value Fund - Standard Class

LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class

LVIP SSGA Bond Index Fund - Standard Class

LVIP SSGA Conservative Index Allocation Fund - Standard Class

LVIP SSGA Conservative Structured Allocation Fund - Standard Class

LVIP SSGA Developed International 150 Fund - Standard Class

LVIP SSGA Emerging Markets 100 Fund - Standard Class

LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class

LVIP SSGA International Index Fund - Standard Class

LVIP SSGA International Managed Volatility Fund - Standard Class

LVIP SSGA Large Cap 100 Fund - Standard Class

M-34

Lincoln Life Flexible Premium Variable
Life Account M

Notes to financial statements (continued)

1. Accounting Policies and Variable Account Information (continued)

LVIP SSGA Moderate Index Allocation Fund - Standard Class

LVIP SSGA Moderate Structured Allocation Fund - Standard Class

LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class

LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class

LVIP SSGA S&P 500 Index Fund - Standard Class

LVIP SSGA Small-Cap Index Fund - Standard Class

LVIP SSGA Small-Mid Cap 200 Fund - Standard Class

LVIP T. Rowe Price 2010 Fund - Standard Class

LVIP T. Rowe Price 2020 Fund - Standard Class

LVIP T. Rowe Price 2030 Fund - Standard Class

LVIP T. Rowe Price 2040 Fund - Standard Class

LVIP T. Rowe Price Growth Stock Fund - Standard Class

LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class

LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class

LVIP Vanguard Domestic Equity ETF Fund - Standard Class

LVIP Vanguard International Equity ETF Fund - Standard Class

LVIP Wellington Capital Growth Fund - Standard Class

LVIP Wellington Mid-Cap Value Fund - Standard Class

M Fund, Inc.:

M Capital Appreciation Fund

M International Equity Fund

M Large Cap Growth Fund

M Large Cap Value Fund

MFS® Variable Insurance Trust:

MFS® VIT Growth Series - Initial Class

MFS® VIT Total Return Series - Initial Class

MFS® VIT Utilities Series - Initial Class

MFS® Variable Insurance Trust II:

MFS® VIT II Core Equity Portfolio - Initial Class

Neuberger Berman Advisers Management Trust:

Neuberger Berman AMT Mid Cap Growth Portfolio - I Class

Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class

Neuberger Berman AMT Sustainable Equity Portfolio - I Class

Northern Lights Variable Trust:

TOPS® Balanced ETF Portfolio - Class 2 Shares

TOPS® Moderate Growth ETF Portfolio - Class 2 Shares

PIMCO Variable Insurance Trust:

PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class

Putnam Variable Trust:

Putnam VT Equity Income Fund - Class IB

Putnam VT Global Health Care Fund - Class IB

*  Denotes an affiliate of the Company

Each subaccount invests in shares of a single underlying Fund. The investment performance of each subaccount will reflect the investment performance of the underlying Fund less separate account expenses. There is no assurance that the investment objective of any underlying Fund will be met. A Fund calculates a daily net asset value per share ("NAV") which is based on the market value of its investment portfolio. The amount of risk varies significantly between subaccounts. Due to the level of risk associated with certain investment portfolios, it is at least reasonably possible that changes in the values of investment portfolios will occur in the near term and that such changes could materially affect contract holders' investments in the Funds and the amounts reported in the financial statements. The contract holder assumes all of the investment performance risk for the subaccounts selected.

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on September 30, 2020. Net asset value is quoted by the Funds as derived by the fair value of the Funds' underlying investments. The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments. There are no redemption restrictions on investments in the Funds.

Investments for which the fair value is measured at NAV using the practical expedient (investments in investees measured at NAV) are excluded from the fair value hierarchy. Accordingly, the Variable Account's investments in the Funds have not been classified in the fair value hierarchy.

Investment transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the average cost method.

ASC 946-10-15, "Financial Services- Investment Companies (Topic 946) - Scope and Scope Exceptions" provides accounting guidance for assessing whether an entity is an investment company. This guidance evaluates the entity's purpose and design to determine whether the entity is an investment company. The standard also adds additional disclosure requirements regarding contractually required commitments to investees. Management has evaluated the criteria in the standard and concluded that the Variable Account qualifies as an investment company and therefore applies the accounting requirements of ASC 946.

M-35

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

1. Accounting Policies and Variable Account Information (continued)

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

Federal Income Taxes: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable or receivable with respect to the Variable Account's net investment income and the net realized gain (loss) on investments.

Investment Fund Changes: During 2019, the following funds became available as investment options for account contract owners:

Neuberger Berman AMT Sustainable Equity Portfolio - I Class	TOPS® Moderate Growth ETF Portfolio - Service Class Shares
TOPS® Balanced ETF Portfolio - Service Class Shares

Also during 2019, the LVIP Clarion Global Real Estate Fund - Standard Class fund changed its name to LVIP BlackRock Global Real Estate Fund - Standard Class.

Also during 2019, the following fund mergers occurred:

Fund Acquired	Acquiring Fund
LVIP ClearBridge Large Cap Managed Volatility Fund - Standard Class	LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Standard Class	LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class

Also during 2019, the following fund ceased to be available as an investment option to Variable Account contract owners:

Neuberger Berman AMT Large Cap Value Portfolio - I Class

During 2020 the following funds changed their names:

Previous Fund Name	New Fund Name
Janus Henderson Global Technology Portfolio - Service Shares	Janus Henderson Global Technology and Innovation Portfolio - Service Shares
LVIP Delaware Special Opportunities Fund - Standard Class	LVIP Delaware Mid Cap Value Fund - Standard Class

2. Financial Highlights

A summary of the fee rates, unit values, units outstanding and net assets for variable life contracts for the nine months ended September 30, 2020 follows:

Subaccount	Year	Minimum Fee Rate(1)	Maximum Fee Rate(1)	Minimum Unit Value(2)	Maximum Unit Value(2)	Units Outstanding	Net Assets
AB VPS Global Thematic Growth Portfolio - Class A
	2020	0.00%	0.90%	$13.86	$42.65	701,638	$14,422,995
AB VPS Growth and Income Portfolio - Class A
	2020	0.10%	0.90%	9.83	37.40	839,287	15,440,915
AB VPS International Value Portfolio - Class A
	2020	0.10%	0.90%	6.90	11.86	903,528	8,657,595
AB VPS Large Cap Growth Portfolio - Class A
	2020	0.20%	0.90%	15.62	67.85	149,323	4,991,674
AB VPS Small/Mid Cap Value Portfolio - Class A
	2020	0.00%	1.00%	7.94	40.50	3,661,256	49,641,824
American Century VP Balanced Fund - Class I
	2020	0.00%	0.90%	11.53	14.56	3,178,332	42,564,697
American Century VP Inflation Protection Fund - Class I
	2020	0.10%	0.90%	11.57	16.84	968,582	12,253,068
American Funds Global Growth Fund - Class 2
	2020	0.00%	0.90%	13.27	48.65	8,413,772	168,962,886

M-36

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

2. Financial Highlights (continued)

Subaccount	Year	Minimum Fee Rate(1)	Maximum Fee Rate(1)	Minimum Unit Value(2)	Maximum Unit Value(2)	Units Outstanding	Net Assets
American Funds Global Small Capitalization Fund - Class 2
	2020	0.00%	0.90%	$11.73	$43.71	6,173,960	$107,082,887
American Funds Growth Fund - Class 2
	2020	0.00%	0.90%	14.79	68.10	19,172,758	519,778,850
American Funds Growth-Income Fund - Class 2
	2020	0.00%	1.00%	11.39	43.95	22,928,841	448,179,794
American Funds International Fund - Class 2
	2020	0.00%	1.00%	9.57	29.80	15,577,816	215,825,273
BlackRock Global Allocation V.I. Fund - Class I
	2020	0.00%	0.90%	11.80	22.12	18,677,377	268,731,257
ClearBridge Variable Mid Cap Portfolio - Class I
	2020	0.00%	0.90%	10.86	14.94	2,064,076	28,206,796
Delaware VIP® Diversified Income Series - Standard Class
	2020	0.00%	0.90%	11.24	21.60	6,858,534	89,630,418
Delaware VIP® Emerging Markets Series - Standard Class
	2020	0.00%	0.90%	11.06	63.80	7,039,713	103,431,122
Delaware VIP® High Yield Series - Standard Class
	2020	0.10%	1.00%	11.35	33.72	1,161,838	17,232,305
Delaware VIP® Limited-Term Diversified Income Series - Standard Class
	2020	0.00%	0.90%	10.51	14.04	6,813,282	76,975,602
Delaware VIP® REIT Series - Standard Class
	2020	0.00%	0.90%	8.82	51.97	4,395,671	59,649,192
Delaware VIP® Small Cap Value Series - Standard Class
	2020	0.00%	0.90%	7.78	47.62	5,965,390	76,431,536
Delaware VIP® Smid Cap Core Series - Standard Class
	2020	0.00%	1.00%	9.59	52.85	4,766,464	73,708,513
Delaware VIP® U.S. Growth Series - Standard Class
	2020	0.00%	0.90%	13.92	62.23	1,519,271	41,486,414
Delaware VIP® Value Series - Standard Class
	2020	0.00%	0.90%	9.66	36.24	4,902,158	79,137,305
DWS Alternative Asset Allocation VIP Portfolio - Class A
	2020	0.00%	0.90%	10.12	15.29	1,519,557	16,597,125
DWS Equity 500 Index VIP Portfolio - Class A
	2020	0.20%	0.90%	12.78	46.75	1,922,710	45,613,117
DWS Small Cap Index VIP Portfolio - Class A
	2020	0.20%	0.90%	9.62	37.47	562,198	9,517,349
Fidelity® VIP Asset Manager Portfolio - Initial Class
	2020	0.55%	0.55%	23.87	23.87	22,667	540,967
Fidelity® VIP Contrafund® Portfolio - Service Class
	2020	0.00%	0.90%	13.78	52.69	11,548,646	261,683,982
Fidelity® VIP Equity-Income Portfolio - Initial Class
	2020	0.55%	0.55%	30.72	30.72	53,036	1,629,398
Fidelity® VIP Equity-Income Portfolio - Service Class
	2020	0.20%	0.90%	14.18	26.10	244,973	5,291,126
Fidelity® VIP Growth Opportunities Portfolio - Service Class
	2020	0.20%	0.90%	20.33	106.22	207,092	5,770,080
Fidelity® VIP Growth Portfolio - Service Class
	2020	0.00%	0.90%	14.66	68.03	3,196,015	82,463,289
Fidelity® VIP High Income Portfolio - Service Class
	2020	0.20%	0.90%	10.84	25.09	114,845	1,634,377
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
	2020	0.55%	0.55%	16.73	16.73	53,688	898,021
Fidelity® VIP Mid Cap Portfolio - Service Class
	2020	0.00%	0.90%	10.50	30.46	8,244,455	120,026,339
Fidelity® VIP Overseas Portfolio - Service Class
	2020	0.10%	0.90%	10.99	25.75	458,919	7,123,707

M-37

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

2. Financial Highlights (continued)

Subaccount	Year	Minimum Fee Rate(1)	Maximum Fee Rate(1)	Minimum Unit Value(2)	Maximum Unit Value(2)	Units Outstanding	Net Assets
Franklin Income VIP Fund - Class 1
	2020	0.00%	0.90%	$9.67	$20.36	8,389,745	$106,723,698
Franklin Mutual Shares VIP Fund - Class 1
	2020	0.00%	0.90%	8.97	20.37	4,361,279	59,818,902
Franklin Small-Mid Cap Growth VIP Fund - Class 1
	2020	0.10%	0.90%	15.45	60.71	616,659	17,568,312
Invesco V.I. American Franchise Fund - Series I Shares
	2020	0.20%	1.00%	15.06	49.75	651,876	14,272,404
Invesco V.I. Core Equity Fund - Series I Shares
	2020	0.20%	0.90%	11.82	32.03	872,163	13,723,394
Invesco V.I. Core Plus Bond Fund - Series I Shares
	2020	0.55%	0.55%	19.62	19.62	52,428	1,028,836
Invesco V.I. International Growth Fund - Series I Shares
	2020	0.00%	0.90%	11.07	29.69	2,503,070	31,424,794
Janus Henderson Balanced Portfolio - Institutional Shares
	2020	0.20%	0.90%	12.77	39.71	650,491	10,073,150
Janus Henderson Balanced Portfolio - Service Shares
	2020	0.20%	0.90%	16.92	35.79	511,435	11,636,215
Janus Henderson Enterprise Portfolio - Service Shares
	2020	0.20%	0.90%	12.39	65.06	192,232	5,223,298
Janus Henderson Global Research Portfolio - Institutional Shares
	2020	0.20%	0.90%	12.02	39.23	621,814	9,303,418
Janus Henderson Global Research Portfolio - Service Shares
	2020	0.35%	0.90%	22.85	25.27	84,587	2,019,005
Janus Henderson Global Technology and Innovation Portfolio - Service Shares
	2020	0.20%	0.90%	17.18	113.42	158,967	4,432,775
JPMorgan Insurance Trust Global Allocation Portfolio - Class 1
	2020	0.00%	0.90%	11.07	13.23	2,404,743	30,149,185
LVIP Baron Growth Opportunities Fund - Service Class
	2020	0.00%	0.90%	12.43	71.43	2,532,127	54,255,913
LVIP Baron Growth Opportunities Fund - Standard Class
	2020	0.20%	0.90%	13.74	44.40	57,778	1,437,409
LVIP BlackRock Dividend Value Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	9.46	24.69	3,195,420	40,240,613
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Standard Class
	2020	0.00%	0.90%	10.39	12.74	2,488,000	29,627,925
LVIP BlackRock Global Real Estate Fund - Standard Class
	2020	0.00%	0.90%	9.29	18.99	2,284,678	28,297,861
LVIP BlackRock Inflation Protected Bond Fund - Standard Class
	2020	0.00%	0.90%	10.50	12.93	4,194,912	46,132,354
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Standard Class
	2020	0.00%	0.90%	10.61	13.30	898,665	11,082,100
LVIP Blended Large Cap Growth Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	12.61	37.58	554,962	9,621,524
LVIP Blended Mid Cap Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	14.51	27.08	584,459	10,077,830
LVIP ClearBridge QS Select Large Cap Managed Volatility Fund - Standard Class
	2020	0.15%	0.90%	12.26	12.77	102,395	1,262,250
LVIP Delaware Bond Fund - Standard Class
	2020	0.00%	0.90%	11.18	26.55	16,542,104	218,075,960
LVIP Delaware Diversified Floating Rate Fund - Standard Class
	2020	0.00%	0.90%	10.13	11.63	3,141,255	33,301,623
LVIP Delaware Mid Cap Value Fund - Standard Class
	2020	0.00%	0.90%	9.03	28.29	1,273,656	18,008,411
LVIP Delaware Social Awareness Fund - Standard Class
	2020	0.00%	0.90%	12.15	44.54	492,811	10,134,801

M-38

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

2. Financial Highlights (continued)

Subaccount	Year	Minimum Fee Rate(1)	Maximum Fee Rate(1)	Minimum Unit Value(2)	Maximum Unit Value(2)	Units Outstanding	Net Assets
LVIP Delaware Wealth Builder Fund - Standard Class
	2020	0.10%	0.90%	$10.81	$26.73	188,890	$2,571,052
LVIP Dimensional International Core Equity Fund - Standard Class
	2020	0.00%	0.90%	10.12	10.91	2,890,819	30,095,988
LVIP Dimensional International Equity Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	8.51	10.82	1,181,606	11,183,733
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class
	2020	0.00%	0.90%	11.35	34.88	2,308,272	35,584,588
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class
	2020	0.00%	0.90%	11.04	14.68	2,886,607	39,867,504
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	12.54	20.04	776,914	13,060,619
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class
	2020	0.00%	0.90%	10.79	12.99	8,890,520	103,037,329
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	10.79	18.02	626,688	8,483,439
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class
	2020	0.00%	0.90%	10.67	23.11	3,616,499	49,118,148
LVIP Global Growth Allocation Managed Risk Fund - Standard Class
	2020	0.00%	0.90%	10.45	23.90	9,317,872	125,192,329
LVIP Global Income Fund - Standard Class
	2020	0.00%	0.90%	10.78	14.92	1,377,257	16,349,172
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class
	2020	0.10%	0.90%	10.65	23.52	8,014,524	108,639,791
LVIP Government Money Market Fund - Standard Class
	2020	0.00%	0.90%	9.77	11.48	6,896,497	69,738,402
LVIP Invesco Select Equity Income Managed Volatility Fund - Standard Class
	2020	0.15%	0.90%	11.92	12.51	151,745	1,819,918
LVIP JPMorgan High Yield Fund - Standard Class
	2020	0.00%	0.90%	10.29	17.74	4,884,015	63,850,084
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	9.63	20.24	1,237,949	15,679,627
LVIP MFS International Growth Fund - Standard Class
	2020	0.00%	0.90%	11.59	22.86	3,849,806	61,872,472
LVIP MFS Value Fund - Standard Class
	2020	0.00%	0.90%	10.43	29.56	8,518,023	145,060,134
LVIP Mondrian International Value Fund - Standard Class
	2020	0.00%	0.90%	8.25	21.65	3,684,012	39,434,815
LVIP Multi-Manager Global Equity Managed Volatility Fund - Standard Class
	2020	0.15%	0.90%	12.21	12.81	29,051	357,048
LVIP SSGA Bond Index Fund - Standard Class
	2020	0.00%	0.90%	11.05	15.85	7,255,372	87,250,361
LVIP SSGA Conservative Index Allocation Fund - Standard Class
	2020	0.00%	0.90%	11.22	17.43	2,265,219	29,959,590
LVIP SSGA Conservative Structured Allocation Fund - Standard Class
	2020	0.00%	0.90%	10.82	16.56	1,043,442	14,006,615
LVIP SSGA Developed International 150 Fund - Standard Class
	2020	0.00%	0.90%	8.66	14.06	3,226,202	32,458,467
LVIP SSGA Emerging Markets 100 Fund - Standard Class
	2020	0.00%	0.90%	8.20	12.39	5,041,676	46,725,738
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	10.14	17.15	1,757,935	22,975,406
LVIP SSGA International Index Fund - Standard Class
	2020	0.00%	0.90%	10.21	16.49	5,132,753	60,525,436
LVIP SSGA International Managed Volatility Fund - Standard Class
	2020	0.10%	0.90%	8.59	10.55	1,181,730	10,571,145

M-39

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

2. Financial Highlights (continued)

Subaccount	Year	Minimum Fee Rate(1)	Maximum Fee Rate(1)	Minimum Unit Value(2)	Maximum Unit Value(2)	Units Outstanding	Net Assets
LVIP SSGA Large Cap 100 Fund - Standard Class
	2020	0.00%	0.90%	$9.82	$32.12	2,808,740	$44,115,857
LVIP SSGA Moderate Index Allocation Fund - Standard Class
	2020	0.00%	0.90%	11.21	19.58	11,473,767	156,475,891
LVIP SSGA Moderate Structured Allocation Fund - Standard Class
	2020	0.15%	0.90%	10.62	18.12	6,201,432	83,229,655
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class
	2020	0.00%	0.90%	11.16	20.22	11,267,472	159,234,653
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard Class
	2020	0.00%	0.90%	10.42	18.71	5,173,473	71,184,507
LVIP SSGA S&P 500 Index Fund - Standard Class
	2020	0.00%	0.90%	12.09	39.43	45,520,149	836,092,523
LVIP SSGA Small-Cap Index Fund - Standard Class
	2020	0.00%	0.90%	9.90	28.33	6,024,173	85,592,466
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class
	2020	0.00%	0.90%	8.28	22.94	5,283,775	58,715,032
LVIP T. Rowe Price 2010 Fund - Standard Class
	2020	0.20%	0.90%	12.83	23.06	26,679	440,474
LVIP T. Rowe Price 2020 Fund - Standard Class
	2020	0.10%	0.90%	11.49	24.14	139,874	1,982,421
LVIP T. Rowe Price 2030 Fund - Standard Class
	2020	0.10%	0.90%	11.47	25.11	169,368	2,196,020
LVIP T. Rowe Price 2040 Fund - Standard Class
	2020	0.10%	0.90%	11.45	26.47	234,947	3,369,068
LVIP T. Rowe Price Growth Stock Fund - Standard Class
	2020	0.00%	0.90%	13.77	54.30	4,631,636	113,650,523
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class
	2020	0.00%	0.90%	12.50	67.07	2,917,072	62,750,043
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class
	2020	0.00%	0.90%	10.96	12.85	636,133	7,602,931
LVIP Vanguard Domestic Equity ETF Fund - Standard Class
	2020	0.00%	0.90%	11.97	27.65	8,618,471	159,474,815
LVIP Vanguard International Equity ETF Fund - Standard Class
	2020	0.00%	0.90%	10.64	15.05	8,292,976	102,783,688
LVIP Wellington Capital Growth Fund - Standard Class
	2020	0.00%	0.90%	15.10	58.90	2,656,586	78,447,551
LVIP Wellington Mid-Cap Value Fund - Standard Class
	2020	0.00%	0.90%	9.01	24.67	2,659,733	32,980,117
M Capital Appreciation Fund
	2020	0.20%	0.90%	11.15	35.72	118,218	1,715,325
M International Equity Fund
	2020	0.20%	0.90%	9.30	13.56	201,906	1,927,278
M Large Cap Growth Fund
	2020	0.20%	0.90%	19.89	50.01	137,850	3,258,748
M Large Cap Value Fund
	2020	0.20%	0.90%	10.09	20.93	206,727	2,360,685
MFS® VIT Growth Series - Initial Class
	2020	0.00%	0.90%	14.15	68.92	3,128,470	81,943,155
MFS® VIT Total Return Series - Initial Class
	2020	0.00%	0.90%	10.97	30.55	4,733,090	68,133,941
MFS® VIT Utilities Series - Initial Class
	2020	0.00%	0.90%	10.23	53.76	2,716,782	43,135,306
MFS® VIT II Core Equity Portfolio - Initial Class
	2020	0.20%	0.90%	12.98	51.49	42,089	1,188,763
Neuberger Berman AMT Mid Cap Growth Portfolio - I Class
	2020	0.20%	0.90%	13.57	53.06	808,708	19,801,247

M-40

Lincoln Life Flexible Premium Variable Life Account M

Notes to financial statements (continued)

2. Financial Highlights (continued)

Subaccount	Year	Minimum Fee Rate(1)	Maximum Fee Rate(1)	Minimum Unit Value(2)	Maximum Unit Value(2)	Units Outstanding	Net Assets
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - I Class
	2020	0.20%	0.90%	$7.55	$32.03	375,230	$4,661,044
Neuberger Berman AMT Sustainable Equity Portfolio - I Class
	2020	0.20%	0.90%	12.70	45.80	78,222	1,253,629
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class
	2020	0.00%	0.90%	4.95	9.52	4,513,959	26,652,070
Putnam VT Equity Income Fund - Class IB
	2020	0.20%	0.90%	10.68	35.63	84,510	1,602,636
Putnam VT Global Health Care Fund - Class IB
	2020	0.20%	0.90%	13.44	42.38	70,055	1,931,509
Templeton Foreign VIP Fund - Class 1
	2020	0.55%	0.55%	14.37	14.37	64,325	924,497
Templeton Foreign VIP Fund - Class 2
	2020	0.20%	0.90%	7.87	16.71	225,871	2,105,814
Templeton Global Bond VIP Fund - Class 1
	2020	0.00%	0.90%	9.30	18.90	6,275,293	60,244,707
Templeton Growth VIP Fund - Class 1
	2020	0.20%	0.90%	10.19	20.60	467,055	6,494,357
Templeton Growth VIP Fund - Class 2
	2020	0.20%	0.90%	8.84	22.74	75,836	1,059,340
TOPS® Balanced ETF Portfolio - Class 2 Shares
	2020	0.00%	0.90%	10.66	10.77	273,937	2,923,170
TOPS® Moderate Growth ETF Portfolio - Class 2 Shares
	2020	0.00%	0.90%	10.76	10.87	134,831	1,453,611

(1)  These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for only those subaccounts which contain investments as of the respective period end. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(2)  As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

Note: Fee rate and unit value minimum and maximum are the same where there is only one active contract level charge for the subaccount.

M-41

PART C - OTHER INFORMATION
Item 26. EXHIBITS
a)	Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
b)	Not applicable.
c)	(1)	Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated by reference to Post-Effective Amendment No. 24 on Form N-4 (File No. 333-61554) filed on December 18, 2007.
(a)	Selling Group Agreement for Lincoln Financial Advisors incorporated herein by reference to Post-Effective Amendment No. 16 (File No. 033-25990) filed on April 22, 1999.
(b)	Amendment dated November 22, 1999 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.
(c)	Amendment dated February 14, 2000 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.
(d)	Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.
(e)	Form of Broker-Dealer Selling Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-222786) filed on January 30, 2018.
d)	(1)	Policy—Form 20-VUL689 incorporated by reference to Registration Statement on Form N-6 (File No. 333-249922) filed on November 6, 2020.
(2)	Policy—Form 20-VUL689-1 incorporated by reference to Registration Statement on Form N-6 (File No. 333-249922) filed on November 6, 2020.
(3)	Accelerated Benefits Riders—Policy Form ABR 5645 incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on July 31, 2007.
(4)	Accelerated Benefits Riders—Policy Form ABR 5650 incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on July 31, 2007.
(5)	Change of Insured Rider—Policy Form LR496 incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-82663) filed on April 12, 2001.
(6)	Enhanced Surrender Value Rider—Policy Form LR541 incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on July 31, 2007.
(7)	Overloan Protection Rider—Policy Form LR616 incorporated by reference to Registration Statement on Form N-6 (File No. 333-207968) filed on November 12, 2015.
(8)	Premium Reserve Rider—Policy Form LR543 incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on July 31, 2007.
(9)	Waiver of Monthly Deduction Benefit Rider—Policy Form LR436 incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
(10)	Waiver of Monthly Deduction Benefit Rider—Policy Form LR437 incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
(11)	Accelerated Benefits Rider for Chronic Illness—Policy Form LR630 incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-181796) filed on August 14, 2012.
(12)	Accelerated Benefits Rider for Chronic Illness and Terminal Illness—Policy Form ICC18ABR-7052 incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-191329) filed on May 14, 2018.
(13) Accelerated Death Benefit for Long-Term Care Services Rider—LTC-7090 incorporated herein by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-229198) filed on July 2, 2020.
(14) Bonus Rider 20BNSR-621 incorporated by reference to Registration Statement on Form N-6 (File No. 333-249922) filed on November 6, 2020.

(15) Bonus Rider Generic Spec Page 20-VUL689-1 (20BNSR-621) incorporated by reference to Registration Statement on Form N-6 (File No. 333-249922) filed on November 6, 2020.
(16) Single Life ONE Rider—Form 20NLER-620 incorporated by reference to Registration Statement on Form N-6 (File No. 333-249922) filed on November 6, 2020.
e)	(1)	Application—Form ICC15LFF10800 incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229198) filed on January 11, 2019.
f)	(1)	Articles of Incorporation of The National Lincoln Life Insurance Company incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 25, 1996.
(2)	Bylaws of The National Lincoln Life Insurance Company incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.
g)	Reinsurance Contracts incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-139960) filed on April 1, 2008.
h)	Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:
(1)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) incorporated by reference to Post-Effective Amendment No. 21 on Form N-6 (File No. 333-146507) filed on April 2, 2013.
(2)	AllianceBernstein Variable Products Series Fund, Inc. incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(3)	American Century Variable Portfolios, Inc. incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
(4)	American Funds Insurance Series incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017.
(a)	Amendment No. 15 incorporated by reference to Post-Effective Amendment No. 38 on Form N-6 (File No. 333-125790) filed on April 8, 2020.
(5)	BlackRock Variable Series Funds, Inc. and BlackRock Variable Series Funds II, Inc. incorporated by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.
(a)	Amendment dated August 31, 2018 incorporated by reference to Post-Effective Amendment No. 36 on Form N-6 (File No. 333-125790) filed on April 12, 2019.
(6)	Delaware VIP Trust incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(7)	Deutsche DWS Variable Series II incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(8)	Fidelity Variable Insurance Products incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
(9)	Franklin Templeton Variable Insurance Products Trust incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(10)	JPMorgan Insurance Trust incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017.
(11)	Legg Mason Partners Variable Equity Trust incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
(12)	Lincoln Variable Insurance Products Trust incorporated by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.
(13)	MFS Variable Insurance Trust incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(a)	Amendment dated August 1, 2016 incorporated by reference to Post-Effective Amendment No. 36 on Form N-6 (File No. 333-125790) filed on April 12, 2019.
(14)	Northern Lights Variable Trust incorporated by reference to Registration Statement on Form N-6 (File No. 333-232013) filed on June 7, 2019.

(a)	Amendment No. 1 incorporated by reference to Post-Effective Amendment No. 38 on Form N-6 (File No. 333-125790) filed on April 8, 2020.
(15)	PIMCO Variable Insurance Trust incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
i)	Accounting and Financial Administration Services Agreement dated January 1, 2019 among State Street Bank and Trust Company, The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York incorporated by reference to Post-Effective Amendment No. 36 on Form N-6 (File No. 333-125790) filed on April 12, 2019.
j)	Not applicable.
k)	Opinion and Consent of Jassmin McIver-Jones, Esquire (Filed Herein)
l)	Not Applicable.
m)	Not Applicable.
n)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (Filed Herein)
o)	Not applicable.
p)	Not applicable.
q)	Compliance Procedures incorporated by reference to Post-Effective Amendment No. 38 on Form N-6 (File No. 333-125790) filed on April 8, 2020.
Item 27. Directors and Officers of the Depositor
Name	Positions and Offices with Depositor
Dennis R. Glass**	President, Director and Chairman
Ellen G. Cooper**	Executive Vice President, Chief Investment Officer and Director
Randal Freitag**	Executive Vice President, Chief Financial Officer and Director
Wilford H. Fuller**	Executive Vice President and Director
Christopher A. Giovanni**	Senior Vice President and Treasurer
Stephen B. Harris**	Senior Vice President and Chief Ethics and Compliance Officer
Keith J. Ryan*	Vice President and Director
Joseph D. Spada***	Vice President and Chief Compliance Officer for Separate Accounts
*	Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506
**	Principal business address is 150 N. Radnor Chester Road, Radnor, PA 19087
***	Principal business address is 350 Church Street, Hartford, CT 06103
Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant
Lincoln National Corporation Organizational Chart (Incorporated by reference to Post-Effective Amendment No. 63 on Form N-4 (File No. 033-26032) filed on September 6, 2019.)
Item 29. Indemnification
(a)	Brief description of indemnification provisions:
In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.
In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.
Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.
(b)	Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. Principal Underwriter
(a)	Lincoln Financial Distributors, Inc. is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Variable Annuity Account JF-II; Lincoln Life Variable Annuity Account JL-A; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; Lincoln Life Flexible Premium Variable Life Account Y; and Lincoln National Variable Annuity Account 53.
(b)	Following are the Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Wilford H. Fuller*	President, Chief Executive Officer and Director
Claire H. Hanna*	Secretary
Andrew J. Bucklee*	Senior Vice President and Director
Christopher A. Giovanni*	Senior Vice President, Treasurer
Thomas O'Neill*	Senior Vice President and Chief Operating Officer
John C. Kennedy*	Senior Vice President and Director
Christopher P. Potochar*	Senior Vice President and Director
*	Principal Business address is 150 N. Radnor Chester Road, Radnor, PA 19087
(c)	N/A
Item 31. Location of Accounts and Records
All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802 and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by State Street Bank and Trust Company, 801 Pennsylvania Ave, Kansas City, MO 64105.
Item 32. Management Services
Not Applicable.
Item 33. Fee Representation
Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Lincoln Life Flexible Premium Variable Life Account M, has duly caused this Pre-Effective Amendment No.:1 to the Initial Registration Statement on Form N-6 (File No. 333-249922, 811-08557; CIK: 0001048607) to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 28th day of January, 2021 at 5:30 pm.

Lincoln Life Flexible Premium Variable Life Account M
(Registrant)

By	/s/Joshua R. Durand
Joshua R. Durand
Vice President, Product Development Mgt.
The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company
(Depositor)

By	/s/Joshua R. Durand
Joshua R. Durand
Vice President, Product Development Mgt.

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendmant No.: 1 to the Initial Registration Statement on Form N-6 (File No. 333-249922, 811-08557; CIK: 0001048607) has been signed below on January 28, 2021 at 12:00 pm, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature	Title

/s/ Dennis R. Glass *	President and Director
Dennis R. Glass

/s/ Ellen G. Cooper *	Executive Vice President, Chief Investment Officer
Ellen G. Cooper

/s/ Randal J. Freitag *	Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

/s/Leon E. Roday*	Executive Vice President, Chief Counsel and Director
Leon E. Roday

/s/ Wilford H. Fuller*	Executive Vice President and Director
Wilford H. Fuller

/s/ Keith J. Ryan *	Vice President and Director
Keith J. Ryan

* By	/s/Jassmin McIver-Jones
Jassmin McIver-Jones
Attorney-in-Fact, pursuant to a Power-of-Attorney filed with this Registration Statement

POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Delson R. Campbell, Scott C. Durocher, Kimberly A. Genovese, Daniel P. Herr, Donald E. Keller, Michelle Grindle,  Jeffrey L. Smith, Jassmin McIver-Jones, Carolyn Augur and John D. Weber,  individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any Registration Statements and any and all amendments to Registration Statements; including exhibits, or other documents filed on Forms N-6, N-4 or S-3 or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, under the Securities Act of 1933 and/or Securities Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such amendments to said Registration Statements as follows:

Variable Life Insurance Separate Accounts:

Account	Product name
Lincoln Life Flexible Premium Variable Life Account D (811-04592)	Variable Universal Life Leadership Series
Lincoln Life Flexible Premium Variable Life Account F (811-05164)	American Legacy Life American Legacy Estate Builder
Lincoln Life Flexible Premium Variable Life Account G (811-05585)	VUL-III
Lincoln Life Flexible Premium Variable Life Account J (811-08410)	American Legacy Variable Life
Lincoln Life Flexible Premium Variable Life Account K (811-08412)	Multi Fund Variable Life
Lincoln Life Flexible Premium Variable Life Account M (811-08557)

VULdb / VULdb ES
VULdb-II ES
VUL-I / VULcv
VULcv-II / VULcvII ES / VUL Flex
VULcv-III ES
MoneyGuard VUL
VULone ES / VULone 2005 ES
Momentum VULone / Momentum VULone 2005
VULcv-IV ES
VULdb-IV ES
Momentum VULone 2007
VULone 2007
AssetEdge VUL
AssetEdge VUL2015/AssetEdge Exec VUL 2015
VULone2012
VULone2014
InReach VULone2014
VULone2019
AssetEdge VUL2019/AssetEdge Exec VUL 2019
AssetEdge VUL2019-2/AssetEdge Exec VUL 2019-2
AssetEdge VUL2020/AssetEdge Exec VUL 202
MoneyGuard Market Advantage
VULone2021

Lincoln Life Flexible Premium Variable Life Account R (811-08579)	SVUL / SVUL-I SVUL-II / SVUL-II ES SVUL-III ES SVUL-IV ES / PreservationEdge SVUL SVULone ES Momentum SVULone SVULone 2007 ES Momentum SVULone 2007 SVULone2013 SVULone2016 SVULone2019 SVULone2021
Lincoln Life Flexible Premium Variable Life Account S (811-09241)	CVUL / CVUL Series III / CVUL Series III ES LCV4 ES LCV5 ES / LCC VUL Lincoln Corporate Executive VUL
Lincoln Life Flexible Premium Variable Life Account Y (811-21028)

American Legacy VULcv-III
American Legacy VULdb-II
American Legacy SVUL-II
American Legacy SVUL-III
American Legacy VULcv-IV
American Legacy VULdb-IV
American Legacy SVUL-IV/PreservationEdge SVUL
American Legacy AssetEdge

Variable Annuity Separate Accounts:

Account	Product name
Lincoln National Variable Annuity Account C (811-03214)	Multi-Fund Multi-Fund Select Multi-Fund 5 Retirement Annuity
Lincoln National Variable Annuity Account E (811-04882)	The American Legacy
Lincoln National Variable Annuity Account H (811-05721)

American Legacy II
American Legacy III
American Legacy III B Class
American Legacy III C Share
American Legacy III Plus
American Legacy III View
American Legacy Design
American Legacy Signature
American Legacy Fusion
American Legacy Series
American Legacy Advisory
American Legacy Target Date Income B Share
American Legacy Target Date Income Advisory
Shareholder’s Advantage
Shareholder’s Advantage A Class
Shareholder’s Advantage purchased on and after May 21, 2018

Lincoln National Variable Annuity Account L (811-07645)

Group Variable Annuity
Secured Retirement Income Version 1
Secured Retirement Income Version 2
Secured Retirement Income Version 3
Secured Retirement Income Version 4
Retirement Income Rollover Version 1
Retirement Income Rollover Version 2
Retirement Income Rollover Version 3
Retirement Income Rollover Version 4

Lincoln Life Variable Annuity Account N (811-08517)

ChoicePlus Assurance (A Share)
ChoicePlus Assurance (A Class)
ChoicePlus Assurance (B Share)
ChoicePlus Assurance (B Class)
ChoicePlus Assurance (C Share)
ChoicePlus Assurance (L Share)
ChoicePlus Assurance (Bonus)
Choice Plus
Choice Plus II
ChoicePlus Access
ChoicePlus II Access
ChoicePlus Bonus
ChoicePlus II Bonus

ChoicePlus II Advance
ChoicePlus Design
ChoicePlus Signature
ChoicePlus Rollover
ChoicePlus Fusion
ChoicePlus Series
ChoicePlus Prime
ChoicePlus Advisory
ChoicePlus Select B-Share
InvestmentSolutions
InvestmentSolutions RIA
Lincoln Investor Advantage
Lincoln Invester Advantage 2018
Lincoln Invester Advantage Pro
Lincoln Investor Advantage Fee-Based
Lincoln Investor Advantage RIA
Lincoln Investor Advantage Advisory
Lincoln Investor Advantage Advisory Pro
Lincoln Investor Advantage RIA Class
Lincoln Investor Advantage Advisory Choice
Lincoln Invester Advantage Advisory Choice Pro
Lincoln Level Advantage B Share Indexed Variable Annuity
Lincoln Level Advantage Advisory Indexed Variable Annuity
Lincoln Level Advantage B Class Indexed Variable Annuity
Lincoln Level Advantage Advisory Class Indexed Variable Annuity
Lincoln Level Advantage Fee-Based Indexed Variable Annuity
Lincoln Level Advantage Select B-Share Indexed Variable Annuity
Lincoln Level Advantage Design B-Share Indexed Variable Annuity
Lincoln Level Advantage Design Advisory Indexed Variable Annuity
Lincoln Level Advantage Access Indexed Variable Annuity
Core Income

Lincoln Life Variable Annuity Account Q (811-08569)	Multi-Fund Group
Lincoln Life S-3 Filing

Lincoln Level Advantage B Share Indexed Variable Annuity
Lincoln Level Advantage Advisory Indexed Variable Annuity
Lincoln Level Advantage B Class Indexed Variable Annuity
Lincoln Level Advantage Advisory Class Indexed Variable Annuity
Lincoln Level Advantage Fee-Based Indexed Variable Annuity
Lincoln Level Advantage Select B Share Indexed Variable Annuity
Lincoln Level Advantage Design B-Share Indexed Variable Annuity
Lincoln Level Advantage Design Advisory Indexed Variable Annuity
Lincoln Level Advantage Access Indexed Variable Annuity

Except as otherwise specifically provided herein, the power-of-attorney granted herein shall not in any manner revoke in whole or in part any power-of-attorney that each person whose signature appears below has previously executed.  This power-of-attorney shall not be revoked by any subsequent power-of-attorney each person whose signature appears below may execute, unless such subsequent power specifically refers to this power-of-attorney or specifically states that the instrument is intended to revoke all prior general powers-of-attorney or all prior powers-of-attorney.

This Power-of-Attorney may be executed in separate counterparts each of which when executed and delivered shall be an original; but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies, each signed by less than all, but together signed by all, of the undersigned.

Signature	Title

/s/Dennis R. Glass	President, Chairman and Director
Dennis R. Glass

/s/Ellen G. Cooper	Executive Vice President, Chief Investment Officer and Director
Ellen G. Cooper

/s/Randal J. Freitag	Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

/s/Christine A. Janofsky	Senior Vice President and Controller
Christine A. Janofsky

/s/Wilford H. Fuller	Executive Vice President and Director
Wilford H. Fuller

/s/Keith J. Ryan	Vice President and Director
Keith J. Ryan

We, Delson R. Campbell, Scott C. Durocher, Kimberly A. Genovese, Daniel P. Herr, Donald E. Keller,  Michelle Grindle, Jeffrey L. Smith, Jassmin McIver-Jones, Carolyn Augur and John D. Weber, have read the foregoing Power of Attorney.  We are the person(s) identified therein as agent(s) for the principal named therein.  We acknowledge our legal responsibilities.

/s/Delson R. Campbell	/s/Scott C. Durocher
Delson R. Campbell	Scott C. Durocher

/s/Kimberly A. Genovese	/s/Daniel P. Herr
Kimberly A. Genovese	Daniel P. Herr

/s/Donal E. Keller	/s/Michelle Grindle
Donald E. Keller	Michelle Grindle

/s/Jeffrey L. Smith	/s/John D. Weber
Jeffrey L. Smith	John D. Weber

/s/Jassmin McIver-Jones	/s/Carolyn Augur
Jassmin McIver-Jones	Carolyn Augur

Version dated: January 2021